Form 20-F
Nvni Group Ltd
filed 2023-09-29
CIK 1965143

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: September 29, 2023

Commission File Number: 001-41823

Nvni Group Limited

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive offices)

Pierre Schurmann

Telephone: (+55 11) 5642-3370

Email: p@nuvini.com.br

At the address of the Company set forth above

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.00001per share	NVNI	The Nasdaq Stock Market LLC (Nasdaq Capital Market)
Warrants to purchase ordinary shares, each whole warrant exercisable for one ordinary share at an exercise price of $11.50	NVNIW	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: As of September 29, 2023, the issuer had 27,723,999 ordinary shares and 23,050,000 warrants to purchase ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes  ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes  ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

EXPLANATORY NOTE

On September 29, 2023 (the “Closing Date”), Nvni Group Limited, an exempted company incorporated with limited liability in the Cayman Islands (“New Nuvini” or the “Company”), consummated the previously announced business combination pursuant to the Business Combination Agreement, dated February 26, 2023 (as amended on September 28, 2023, and as may be further amended, modified or supplemented from time to time, the “Business Combination Agreement”), by and among New Nuvini, Nuvini Holdings Limited, an exempted company incorporated with limited liability in the Cayman Islands (“Nuvini”), Nuvini Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Mercato Partners Acquisition Corporation, a Delaware corporation (“Mercato”). Pursuant to the Business Combination Agreement, among other things, (i) on the business day preceding the Closing Date, Nuvini shareholders contributed (the “Contribution”) to New Nuvini all of the issued and outstanding ordinary shares, par value $0.00001 per share, of Nuvini ( “Nuvini Ordinary Shares”) in exchange for newly issued ordinary shares, par value $0.00001 per share, of New Nuvini (“New Nuvini Ordinary Shares”) and (ii) on the Closing Date, Merger Sub merged with and into Mercato, with Mercato surviving as a wholly-owned, indirect subsidiary of New Nuvini (the “Merger” and together with the Contribution and the other transactions contemplated by the Business Combination Agreement and the Ancillary Documents (as defined in the Company’s Amendment No. 4 to the Registration Statement on Form F-4 (333-272688) filed with the Securities and Exchange Commission (the “SEC”) on September 6, 2023 (as amended through the date of this Report, the “Form F-4”)), the “Business Combination”).

As a result of the Merger, (i) each issued and outstanding public unit of Mercato (collectively, “Mercato Units”) was separated into its constituent securities (i.e., one share of Mercato’s Class A Common Stock, par value $0.0001 per share (“Mercato Class A Common Stock”), and one-half of one warrant to purchase one share of Class A Common Stock (“Mercato Warrant”)); (ii) each issued and outstanding share of Mercato Class A Common Stock was canceled and converted into the right to receive one New Nuvini Ordinary Share; and (iii) each issued and outstanding Mercato Warrant was converted into one warrant to purchase one New Nuvini Ordinary Share at an exercise price of $11.50 per share (the “New Nuvini Warrants”), on substantially the same contractual terms and thereupon was assumed by New Nuvini pursuant to the Warrant Termination and Adoption Agreement, dated as of the Closing Date, by and among Mercato, New Nuvini and Continental Stock Transfer & Trust Company, a copy of which is filed hereto as Exhibit 2.3.

The Business Combination was unanimously approved by the Mercato board of directors and was approved at the special meeting of Mercato stockholders held on September 28, 2023 (the “Mercato Special Meeting”). Mercato stockholders also voted and approved all other proposals presented at the Mercato Special Meeting. Mercato stockholders exercised their redemption rights in respect of 4,204,655 shares of Mercato Class A Common Stock.

On September 24, 2023 and September 27, 2023, Mercato entered into separate subscription agreements (the “Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”). Pursuant to the Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase, and Mercato agreed to issue and sell to the PIPE Investors, immediately prior to the Closing, an aggregate of 1,280,000 shares of Mercato Class A common stock for a purchase price of $10.00 per share, for aggregate gross proceeds of $12.8 million. On September 27, 2023, Mercato, New Nuvini and Maxim Group LLC (“Maxim”), which acted as Mercato’s financial advisor in connection with the Business Combination, agreed that, as partial consideration for Maxim’s advisory services and in lieu of a portion of Maxim’s advisory fees that would otherwise be payable in cash, an entity affiliated with Maxim will receive 475,000 newly issued shares (the “Maxim Advisory Shares”) of Mercato Common Stock.

Immediately prior to closing of the Business Combination there were 7,246,707 shares of Mercato Class A Common Stock and 354,001 shares of Mercato’s Class B Common Stock, par value $0.0001 per share, issued and outstanding.

On the Closing Date, all outstanding shares of Mercato Common Stock (including shares sold pursuant to the Subscription Agreements and the Maxim Advisory Shares) will be exchanged for newly issued New Nuvini Ordinary Shares in accordance with the terms of the Business Combination Agreement,

In addition, an aggregate consideration to legacy Nuvini shareholders of 24,016,662 New Nuvini Ordinary Shares was delivered, of which, (a) 20,132,291 New Nuvini Ordinary Shares were issued on the Closing Date to legacy Nuvini shareholders; and (b) the following amounts of New Nuvini Ordinary Shares were reserved: (i) 2,740,721 New Nuvini Ordinary Shares issuable upon exercise which are associated with liabilities payable in shares such as loan premium, subscription rights, and contingent consideration assumed by New Nuvini as a result of the Business Combination; and (ii) 1,143,650 New Nuvini Ordinary Shares under the New Nuvini 2023 Incentive Plan.

On October 2, 2023, New Nuvini Ordinary Shares and New Nuvini Warrants will commence trading on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbols “NVNI” and “NVNIW,” respectively.

Certain amounts that appear in this shell company report on Form 20-F (including information incorporated by reference herein, the “Report”) may not sum due to rounding. Except as otherwise indicated or required by context, references in this Report to “we,” “us,” “our” or “Company” refer to New Nuvini and its subsidiaries.

ii

SPECIAL NOTE ABOUT FORWARD LOOKING STATEMENTS

Some of the statements contained in this Report include or may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended (the “Exchange Act”), which are intended to be covered by the safe harbors created by those laws. These forward-looking statements include, but are not limited to, statements regarding the expectations, hopes, beliefs, intentions or strategies regarding the future. The forward-looking statements contained in this proxy statement/prospectus are based on current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that we have anticipated. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. All statements other than statements of historical fact may be forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “forecast,” “outlook,” “aim,” “target,” “will,” “could,” “should,” “may,” “likely,” “plan,” “probably” or similar words may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements contained in this Report include, but are not limited to, statements about the ability of the Company following the consummation of the Business Combination to:

•	maintain the listing of New Nuvini Ordinary Shares and New Nuvini Warrants on Nasdaq;

•	address the risk that the consummation of the Business Combination disrupts current plans and operations of Nuvini;

•	realize the benefits expected from the Business Combination and the transactions contemplated thereby;

•

achieve projections and anticipate uncertainties relating to the business, operations and financial performance of the Company after the Business Combination, including (i) expectations with respect to financial and business performance, including financial projections and business metrics and any underlying assumptions, (ii) expectations regarding market size, future acquisitions, partnerships or other relationships with third parties, (iii) expectations on Nuvini’s proprietary technology and related intellectual property rights, and (iv) future capital requirements and sources and uses of cash, including the ability to obtain additional capital in the future;

•	retain and hire necessary employees;

•	attract, train and retain effective officers, key employees or directors;

•	enhance future operating and financial results;

•	comply with applicable laws and regulations;

•	stay abreast of modified or new laws and regulations applying to its business, including privacy regulation;

•	anticipate the impact of, and response to, new accounting standards;

•	anticipate the significance and timing of contractual obligations;

•	maintain key strategic relationships with partners and customers;

•	successfully defend litigation;

•	upgrade, maintain and secure information technology systems;

•	acquire, maintain and protect intellectual property;

•	anticipate rapid technological changes;

•	meet future liquidity requirements;

•	effectively respond to general economic and business conditions;

•	obtain additional capital; and

•	successfully deploy the proceeds from the Business Combination.

While forward-looking statements reflect the Company’s good faith beliefs, they are not guarantees of future performance. Except as otherwise required by applicable law, the Company disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this Report, except as required by applicable law. For a further discussion of these and other factors that could cause the Company’s future results, performance or transactions to differ significantly from those expressed in any forward-looking statement, please see the section “Risk Factors” of the Form F-4, which is incorporated by reference into this Report. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to the Company.

iii

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

A.	Directors and Senior Management

The directors and executive officers of the Company upon the consummation of the Business Combination are set forth in the Form F-4, in the section titled “Management of New Nuvini After the Business Combination,” and under Item 6.A of this Report, which are incorporated herein by reference. The business address for each of the Company’s directors and executive officers is P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, Cayman Islands KY1-1001.

B.	Advisers

Mayer Brown LLP, with an address at 71 South Wacker Drive, Chicago, Illinois 60606, has acted as counsel for the Company with respect to New York and U.S. federal law and continues to act as counsel for the Company with respect to New York and U.S. federal law following the consummation of the Business Combination.

Tauil & Chequer Advogados, affiliate of Mayer Brown LLP and with an address at Avenida Presidente Juscelino, – 5°, 6° e 7° andares, São Paulo/SP, Brazil 04543-011, has acted as counsel for the Company with respect to Brazilian law and continues to act as counsel for the Company with respect to Brazilian law following the consummation of the Business Combination.

Carey Olsen (Cayman Islands) LLP, with an address at P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, Cayman Islands KY1-10001, has acted as counsel for the Company with respect to Cayman Islands law and continues to act as counsel for the Company with respect to Cayman Islands law following the consummation of the Business Combination.

C.	Auditors

The Company was incorporated on November 16, 2022 for the purpose of effectuating the Business Combination. Prior to the consummation of the Business Combination, the Company had no material assets and did not operate any businesses. Accordingly, no financial statements of the Company have been included in this Report.

Deloitte Touche Tohmatsu Auditores Independentes Ltda, Av. Chucri Zaidan, 1240 São Paulo, Brazil, has acted as the independent registered public accounting firm for Nuvini S.A., a corporation (sociedade por ações) duly incorporated and organized under the laws of Brazil, for the years ended December 31, 2022 and 2021. Following the consummation of the Business Combination, the Company intends to retain Deloitte Touche Tohmatsu Auditores Independentes Ltda as the Company’s independent registered public accounting firm.

Marcum LLP, 730 Third Avenue, 525 Okeechobee Blvd # 750, West Palm Beach, FL 33401, acted as the independent registered public accounting firm for Mercato as of December 31, 2022 and 2021, and for the year ended December 31, 2021 and for the period from February 22, 2021 (inception) through December 31, 2021.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	[Reserved]

B.	Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma combined basis as of December 31, 2022, after giving effect to the Business Combination and the related transactions.

As of December 31, 2022	(R$ thousands)
Cash and cash equivalents	$15,249
Equity:
Share premium	602,275
Capital reserves	54,632
Accumulated losses	(630,690)
Other comprehensive income	291
Non-controlling interest	3,853

Total shareholders’ equity	30,361
Debt (current and non-current):
Debentures	60,873
Deferred and contingent consideration on acquisitions	151,044
Other liabilities	132,561

Total Debt	344,478

Total Capitalization	374,839

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The risk factors associated with the Company are described in the Form F-4 in the section titled “Risk Factors,” which is incorporated herein by reference.

Item 4.	Information on the Company

A.	History and Development of the Company

See “Explanatory Note” in this Report for additional information regarding the Company and the Business Combination Agreement. The Company was incorporated under the laws of the Cayman Islands on November 16, 2022 for the purpose of effectuating the Business Combination. The mailing address of the Company’s registered office is P.O. Box 10008, Willow House, Cricket Square Grand Cayman, Cayman Islands KY1-1001. The Company’s principal executive office is P.O. Box 10008, Willow House, Cricket Square Grand Cayman, Cayman Islands KY1-1001. The telephone number of the Company’s principal executive office is +55 11 5642-3370. The history and development of the Company and the material terms of the Business Combination are set forth in the Form F-4, in the sections titled “Summary of the Proxy Statement/Prospectus,” “The Business Combination” and “Business of New Nuvini Before the Business Combination” which are incorporated herein by reference.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is http://www.sec.gov. The Company’s principal website address is https://www.nuvini.co/. We do not incorporate the information contained on, or accessible through, the Company’s websites into this Report, and you should not consider it a part of this Report.

B.	Business Overview

Following and as a result of the Business Combination, all of the Company’s business is conducted through Nuvini and its subsidiaries. A description of the business is included in the Form F-4 in the sections titled “Business of Nuvini and Certain Information about Nuvini” and “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are incorporated herein by reference.

C.	Organizational Structure

Upon consummation of the Business Combination, Nuvini has become a wholly-owned subsidiary of the Company. The subsidiaries of the Company are listed below:

Legal Name	Jurisdiction of Incorporation	Percentage Ownership Interest Held by the Company
Nuvini S.A.	Brazil	100%
Nuvini LLC	United States	100%
Effecti Tecnologia WEB LTDA.	Brazil	100%
Leadlovers Tecnologia LTDA.	Brazil	100%
Ipe Tecnologia LTDA.	Brazil	100%
Dataminer Dados, Informacoes E Documentos LTDA.	Brazil	100%
OnClick Sistemas de Informacao LTDA.	Brazil	100%
Simplest Software LTDA.	Brazil	57.91%
Smart NX Tecnologia LTDA.	Brazil	55%
Commit Consulting LTDA.	Brazil	100%
APIE.COMM Tecnologia LTDA.	Brazil	100%
Nuvini Holdings Limited	Caymans Islands	100%
Nvini Intermediate 1 Limited	Caymans Islands	100%
Nvini Intermediate 2 Limited	Caymans Islands	100%
Mercato Partners Acquisition Corporation	United States	100%

D.	Property, Plants and Equipment

The Company’s property, plants and equipment are held through Nuvini S.A. Information regarding Nuvini S.A.’s property, plants and equipment is set forth in the Form F-4, in the section titled “Business of Nuvini and Certain Information about Nuvini—Facilities,” which is incorporated herein by reference.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

Following and as a result of the Business Combination, all of the Company’s business is conducted through Nuvini, the Company’s direct, wholly-owned subsidiary, and Nuvini’s subsidiaries.

The discussion and analysis of the financial condition and results of operation of Nuvini is set forth in the Form F-4, in the section titled “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is incorporated herein by reference.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The directors and senior management upon the consummation of the Business Combination are set forth in the Form F-4, in the section titled “Management of New Nuvini After the Business Combination,” which is incorporated herein by reference.

B.	Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2022, Nuvini S.A. paid an aggregate of approximately R$9.7 million in cash to our directors and executive officers. New Nuvini was formed on November 16, 2022 and did not pay any compensation to its executive officers or directors for the period from inception to December 31, 2022. New Nuvini is not required under Cayman Islands law to disclose, and New Nuvini has not otherwise disclosed, the compensation of our directors and executive officers on an individual basis.

Nuvini’s executive compensation is set forth in the Form F-4, in the section entitled “Nuvini Executive Compensation” which is incorporated herein by reference.

Equity Incentive Plan

In connection with the consummation of Business Combination, the New Nuvini board of directors adopted, and the New Nuvini shareholders approved, an equity incentive plan in which eligible participants may include members of New Nuvini management, New Nuvini employees, certain members of the New Nuvini board of directors and consultants of New Nuvini and its subsidiaries. Beneficiaries under the equity incentive plan will be granted equity awards pursuant to the terms and conditions of the equity incentive plan and any applicable award agreement. The final eligibility of any beneficiary to participate in, and the terms and conditions of, the applicable equity awards will be determined by the New Nuvini Board. Pursuant to the Business Combination Agreement, the equity incentive plan has initially reserved a total of 1,143,650 New Nuvini Ordinary Shares.

C.	Board Practices

Information pertaining to the Company’s board of directors practices is set forth in the Form F-4, in the section titled “Management of New Nuvini After the Business Combination,” which is incorporated herein by reference.

D.	Employees

Information pertaining to the Company’s employees is set forth in the Form F-4, in the section titled “Business of Nuvini and Certain Information about Nuvini—Employees,” which is incorporated herein by reference.

E.	Share Ownership

Ownership of New Nuvini Ordinary Shares by its directors and executive officers upon consummation of the Business Combination is set forth in Item 7.A of this Report.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of New Nuvini Ordinary Shares as of the date hereof by:

•	each person known by us to be the beneficial owner of more than 5% of New Nuvini Ordinary Shares;

•	each of our directors and executive officers; and

•	all our directors and executive officers as a group.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the New Nuvini Ordinary Shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

As of September 29, 2023, following the closing of the Business Combination, there were 27,732,999 New Nuvini Ordinary Shares issued and outstanding. This amount does not include the following amounts of New Nuvini Ordinary Shares which were delivered as consideration in connection with the Business Combination and reserved: (i) 2,740,721 New Nuvini Ordinary Shares issuable upon exercise which are associated with liabilities payable in shares such as loan premium, subscription rights, and contingent consideration assumed by New Nuvini as a result of the Business Combination; and (ii) 1,143,650 New Nuvini Ordinary Shares under the New Nuvini 2023 Incentive Plan.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares of voting shares beneficially owned by them. To the Company’s knowledge, no New Nuvini Ordinary Shares beneficially owned by any executive officer or director have been pledged as security.

To the Company’s knowledge, no New Nuvini Ordinary Shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

	Number of New Nuvini Ordinary Shares	%
Name and Address of Beneficial Owners
Five Percent Holders of the Company
Pierre Schurmann(1) †	13,136,737	47.4%
Mercato Partners Acquisition Group, LLC(2)	17,123,000	43.6%
Greg Warnock(2) †	17,123,000	43.6%
Luiz Busnello(3) †	1,910,518	6.7%
Directors and Executive Officers of the Company
Pierre Schurmann(1) †	13,136,737	47.4%
Luiz Busnello(3) †	1,910,518	6.7%
Scott Klossner †	70,000	*
Greg Warnock(2) †	17,123,000	43.6%
Roberto Sahade †	—	—
Marcello Gonçalves †	—	—
Randy Millian †	129,321	*
All Directors and Executive Officers of the Company as a Group (7 Individuals)	32,369,576	80.6%

*	Less than one percent.
†	Unless otherwise noted, the business address of the following entities or individuals is c/o Nvni Group Limited, P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, Cayman Islands KY1-1001
(1)	The shares are held by Heru Investment Holdings Ltd. Heru Investment Holdings Ltd. is controlled indirectly by Pierre Schurmann.
(2)

Includes 11,550,000 New Nuvini Ordinary Shares underlying New Nuvini Warrants beneficially owned. Mercato Partners Acquisition Group, LLC (the “Sponsor”) is the record holder of the New Nuvini Ordinary Shares reported herein. Bullfrog Bay Trust (a family trust managed by the wife and two adult sons of Greg Warnock, one of the directors on our board of directors) is the manager of the Sponsor. As such, they may be deemed to have or share beneficial ownership of the New Nuvini Ordinary Shares held directly by the Sponsor. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(3)

The shares are beneficially owned by Labsyl Ltd. Labsyl Ltd. is controlled indirectly by Luiz Busnello. These shares also include 900,192 shares underlying options granted to Mr. Busnello under the Nuvini S.A. Stock Option Plan.

B.	Related Party Transactions

Information pertaining to the Company’s related party transactions is set forth in the Form F-4, in the section titled “Nuvini Relationships and Related Party Transactions” which is incorporated herein by reference.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Financial Statements

Financial Statements of Nuvini S.A. and Mercato have been filed as part of this Report. See Item 18 “Financial Statements.”

Legal Proceedings

Legal or arbitration proceedings are set forth in the Form F-4, in the sections titled “Business of Nuvini and Certain Information about Nuvini—Legal Proceedings” and “Information about Mercato—Legal Proceedings,” which are incorporated herein by reference.

Dividend Policy

Information regarding the Company’s policy on dividend distributions is set forth in the Form F-4, in the section titled “Price Range of Securities and Dividends—New Nuvini—Dividend Policy,” which is incorporated herein by reference. The Company has not paid any cash dividends on New Nuvini Ordinary Shares since the Closing Date and currently has no plans to pay cash dividends on such securities.

B.	Significant Changes

Not applicable.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

New Nuvini Ordinary Shares and New Nuvini Warrants are listed on Nasdaq under the ticker symbols “NVNI” and “NVNIW,” respectively. Holders of New Nuvini Ordinary Shares and New Nuvini Warrants should obtain current market quotations for their securities.

Information regarding the New Nuvini Ordinary Shares and New Nuvini Warrants is set forth in the Form F-4, in the section titled “Description of New Nuvini Securities,” which is incorporated by reference herein.

Information regarding lock-up restrictions applicable to New Nuvini Ordinary Shares is set forth in the Form F-4, in the section titled “Shares Eligible for Future Resale—Registration Rights and Lock-Up Agreement” and is incorporated herein by reference.

B.	Plan of Distribution

Not applicable.

C.	Markets

Information related to markets is set forth in “Item 9.A. Offer and Listing Details” of this Report.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

The Company’s authorized share capital is US$50,000, consisting of 500,000,000 New Nuvini Ordinary Shares.

As of the date of this Report, subsequent to the consummation of the Business Combination, there are 27,732,999 New Nuvini Ordinary Shares outstanding and issued. This amount does not include the following amounts of New Nuvini Ordinary Shares which were delivered as consideration in connection with the Business Combination and reserved: (i) 2,740,721 New Nuvini Ordinary Shares issuable upon exercise which are associated with liabilities payable in shares such as loan premium, subscription rights, and contingent consideration assumed by New Nuvini as a result of the Business Combination; and (ii) 1,143,650 New Nuvini Ordinary Shares under the New Nuvini 2023 Incentive Plan. There are also 23,050,000 New Nuvini Warrants outstanding, each exercisable at $11.50 per one New Nuvini Ordinary Share.

Additional information regarding the Company’s securities is set forth in the Form F-4 in the section entitled “Description of New Nuvini Securities,” which is incorporated herein by reference.

B.	Memorandum and Articles of Association

The amended and restated memorandum and articles of association of the Company, effective as of September 19, 2023 (the “Public Company Articles”), are filed as Exhibit 1.2 to this Report.

Information regarding certain material provisions of the Public Company Articles is set forth in the Form F-4, in the section titled “Description of New Nuvini Securities,” which is incorporated herein by reference.

C.	Material Contracts

Material Contracts Relating to the Company’s Operations

Information pertaining to certain of the Company’s material contracts is set forth in the Form F-4, in the sections titled “Nuvini S.A.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Loans and Financing and Debenture,” “Nuvini S.A.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commitments,” “Risk Factors—Risk Related to the Nuvini Group’s Business” and “Nuvini Relationship and Related Party Transactions,” each of which is incorporated herein by reference.

Material Contracts Relating to the Business Combination

Business Combination Agreement

The description of the Business Combination Agreement is set forth in the Form F-4, in the section titled “The Business Combination,” which is incorporated herein by reference.

On September 28, 2023, Nuvini, New Nuvini, Merger Sub and Mercato entered into a wavier and amendment agreement to the Business Combination Agreement (the “Amendment”). The Amendment provided for waivers to certain conditions to closing and amended certain defined terms to provide that the size of the New Nuvini 2023 Incentive Plan would be equal to five percent of the fully diluted share count for Nuvini prior to the Closing Date exclusive of the New Nuvini 2023 Incentive Plan.

Ancillary Documents

The description of the material provisions of certain additional agreements entered into pursuant to the Business Combination Agreement is set forth in the Form F-4, in the section titled “The Business Combination Agreement and Ancillary Documents,” which is incorporated herein by reference.

Subscription Agreements

On September 24, 2023 and September 27, 2023, Mercato entered into separate subscription agreements (the “Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”). Pursuant to the Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase, and Mercato agreed to issue and sell to the PIPE Investors, immediately prior to the Closing, an aggregate of 1,280,000 shares of Mercato Class A common stock, par value $0.0001 per share (“Mercato Common Stock”) for a purchase price of $10.00 per share, for aggregate gross proceeds of $12.8 million. On the Closing Date, all outstanding shares of Mercato Common Stock (including shares sold pursuant to the Subscription Agreements) were exchanged for newly issued New Nuvini Ordinary Shares in accordance with the terms of the Business Combination Agreement.

A copy of the form of Subscription Agreement is filed herewith as Exhibit 4.38, and the foregoing description of the Subscription Agreements is qualified in its entirety by reference thereto. Any reference herein to the “Subscription Agreements” are to be treated as a reference to each PIPE Investor’s separate agreement with Mercato and should be construed accordingly, and any action taken by a PIPE Investor should be construed as an action under its own respective agreement.

D.	Exchange Controls

There are no governmental exchange control laws, decrees, regulations or other exchange control legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by the Company, or that may affect the remittance of dividends, interest, or other payments by the Company to non-resident holders of New Nuvini Ordinary Shares. There is no limitation imposed by the laws of the Cayman Islands or in the Company’s Articles on the right of non-residents to hold or vote New Nuvini Ordinary Shares.

E.	Taxation

Information pertaining to tax considerations is set forth in the Form F-4, in the section titled “Certain Tax Considerations,” which is incorporated herein by reference.

F.	Dividends and Paying Agents

Information regarding the Company’s policy on dividends is set forth in the Form F-4, in the section titled “Price Range of Securities and Dividends—New Nuvini—Dividend Policy,” which is incorporated herein by reference. The Company has not paid any cash dividends on the New Nuvini Ordinary Shares since the consummation of the Business Combination and currently has no plans to pay cash dividends on such securities. The Company has not identified a paying agent.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

The Company is subject to certain of the informational filing requirements of the Exchange Act. As a foreign private issuer, the Company is not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, the Company is exempt from certain rules and regulations under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of the Company’s securities. Moreover, the Company is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The Company may, but is not required, to furnish to the SEC, on Form 6-K, unaudited financial information after each of the Company’s first three fiscal quarters. The SEC maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically with the SEC. You may read and copy any report or document the Company files, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

The information set forth in the section titled “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Certain Risks” in the Form F-4 is incorporated herein by reference.

Item 12.	Description of Securities Other than Equity Securities

Warrants

Upon the consummation of the Business Combination, there were 23,050,000 New Nuvini Warrants outstanding. Each New Nuvini Warrant represents the right to purchase one New Nuvini Ordinary Share at a price of $11.50 per share in cash. The New Nuvini Warrants will become exercisable on October 29, 2023 (i.e., 30 days after Closing Date) and will expire upon the earlier of (a) September 29, 2028 (i.e., the date that is five (5) years after the Closing Date) and (b) a liquidation of the Company.

The exercise price of the New Nuvini Warrants, and the number of New Nuvini Ordinary Shares issuable upon exercise thereof, will be subject to adjustment under certain circumstances, including for stock splits, stock dividends, reorganizations, recapitalizations and the like.

Once the New Nuvini Warrants become exercisable, the Company will have the right to redeem not less than all of the New Nuvini Warrants (other than the Private Placement Warrants and the working capital warrants) at any time prior to their expiration, at a redemption price of $0.01 per New Nuvini Warrant, if (i) the last reported sales price of New Nuvini Ordinary Shares has been at least $18.00 per share on each of twenty (20) trading days within the thirty (30) trading-day period ending on the third trading day prior to the date on which notice of the redemption is given, (ii) upon a minimum of 30 days’ prior written notice of redemption, or the 30-day redemption period, to each warrant holder, and (iii) there is an effective registration statement covering the New Nuvini Ordinary Shares issuable upon exercise of the New Nuvini Warrants, and a current prospectus relating thereto, available throughout the 30-day redemption period or the Company has elected to require the exercise of the New Nuvini Warrants on a “cashless basis.” No fractional shares will be issued upon exercise of the New Nuvini Warrants. If, upon exercise, a holder would be entitled to receive a fractional interest in New Nuvini Ordinary Shares, the Company will round down to the nearest whole number of shares to be issued to the New Nuvini Warrant holder.

Once the New Nuvini Warrants become exercisable, the Company will have the right to redeem, in whole or in part, New Nuvini Warrants (including both Public Warrants and Private Placement Warrants) at any time prior to their expiration, at a redemption price of $0.10 per New Nuvini Warrant, if (i) the reference value equals or exceeds has been at least $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), (ii) the private placement warrants are also concurrently called for redemption on the same terms as the outstanding public warrants, and (iii) upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of New Nuvini Ordinary Shares based on the redemption date and the fair market value of the New Nuvini Ordinary Shares. No fractional shares will be issued upon exercise of the New Nuvini Warrants. If, upon exercise, a holder would be entitled to receive a fractional interest in New Nuvini Ordinary Shares, the Company will round down to the nearest whole number of shares to be issued to the New Nuvini Warrant holder.

Additional information on the New Nuvini Warrants is set forth in the Form F-4, in the section entitled “Description of New Nuvini Securities—Redeemable Warrants,” which is incorporated herein by reference.

PART II

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The audited consolidated financial statements of Nuvini S.A. as of December 31, 2022, and 2021, prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and in its presentation and functional currency of Brazilian reais, are set forth in the Form F-4 on pages F-51 through F-110 and are incorporated herein by reference.

The audited financial statements of Mercato as of December 31, 2022, and 2021, for the year ended December 31, 2022 and for the period from February 22, 2021 (inception) through December 31, 2021, prepared in accordance with U.S. GAAP in its presentation and reporting currency of United States dollars, are set forth in the Form F-4 on pages F-27 through F-50 and are incorporated herein by reference.

The unaudited condensed financial information of Mercato as of June 30, 2023 and December 31, 2022, and for the three and six months ended June 30, 2023 and June 30, 2022 are set forth in the Form F-4 on pages F-2 through F-26 and are incorporated herein by reference.

Item 19.	Exhibits

We have filed the following documents as exhibits to this Report:

Exhibit No.	Description

1.1	Memorandum and Articles of Association of Nvni Group Limited (incorporated by reference to Exhibit 3.1 to New Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).

1.2	Amended and Restated Memorandum and Articles of Association of Nvni Group Limited.

2.1	Form of Warrant Certificate (included as Exhibit A to Exhibit 2.2).

2.2	Warrant Agreement by and between Mercato Partners Acquisition Corporation and Continental Stock Transfer & Trust Company, dated November 3, 2021 (incorporated by reference to Exhibit 4.1 to Mercato’s Current Report on Form 8-K (File No. 001-41017), filed with the SEC on November 8, 2021).

2.3	Warrant Termination and Adoption Agreement, dated September 29, 2023, by and among Mercato Partners Acquisition Corporation, Nvni Group Limited and Continental Stock Transfer & Trust Company, as warrant agent.

4.1	Sponsor Support Agreement, dated February 26, 2023, by and among Mercato Partners Acquisition Group, LLC, the persons listed on Schedule I thereto, Mercato Partners Acquisition Corporation, Nuvini Holdings Limited and Nvni Group Limited (incorporated by reference to Exhibit 10.1 to New Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).

4.2+	Shareholder Voting and Support Agreement, dated as of February 26, 2023, by and among Mercato Partners Acquisition Corporation, Nuvini Holdings Limited and the other parties signatory thereto (incorporated by reference to Exhibit 10.2 to New Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).

4.3	Lock-up Agreement, dated September 29, 2023, by and between Nvni Group Limited and each of the stockholders of the Company to be listed on Exhibit A thereto.

4.4	Registration Rights Agreement, dated September 29, 2023, by and among Nvni Group Limited, Mercato Partners Acquisition Group, LLC, certain parties set forth on Exhibit A thereto and certain former shareholders of Nuvini Holdings Limited set forth on Exhibit B thereto.

4.5	Letter Agreement, dated November 3, 2021, by and among Mercato Partners Acquisition Corporation, its officers and directors and Mercato Partners Acquisition Group, LLC (incorporated by reference to Exhibit 10.1 to Mercato’s Current Report on Form 8-K, (File No. 001-41017) filed with the SEC on November 8, 2021).

4.6†	First Loan Agreement, dated August 23, 2021, by and between Nuvini S.A. and Pierre Schurmann (English-language translation) (incorporated by reference to Exhibit 10.6 to New Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).

4.7†	Second Loan Agreement, dated August 31, 2021, by and between Nuvini S.A. and Pierre Schurmann (English-language translation) (incorporated by reference to Exhibit 10.7 to New Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).

4.8†	Third Loan Agreement, dated January 27, 2022, by and between Nuvini S.A. and Pierre Schurmann (English-language translation) (incorporated by reference to Exhibit 10.8 to New Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).

4.9†	Fourth Loan Agreement, dated January 27, 2022, by and between Nuvini S.A. and Pierre Schurmann (English-language translation) (incorporated by reference to Exhibit 10.9 to New Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).

4.10†	Fifth Loan Agreement, dated February 1, 2022, by and between Nuvini S.A. and Pierre Schurmann (English-language translation) (incorporated by reference to Exhibit 10.10 to New Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).

4.11†	Sixth Loan Agreement, dated March 29, 2022, by and between Nuvini S.A. and Pierre Schurmann (English-language translation) (incorporated by reference to Exhibit 10.11 to New Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).

4.12†	Restated Amendment to the Loan Agreements, dated April 28, 2022, by and between Nuvini S.A. and Pierre Schurmann (English-language translation) (incorporated by reference to Exhibit 10.12 to New Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).

4.13†	Seventh Loan Agreement, dated February 13, 2023, between Nuvini S.A. and Pierre Schurmann (English-language translation) (incorporated by reference to Exhibit 10.13 to New Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).

4.14†	Loan Agreement, dated September 3, 2021, between Nuvini S.A. and Aury Ronan Francisco (English-language translation) (incorporated by reference to Exhibit 10.14 to New Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).

4.15†	First Amendment to the Loan Agreement, dated January 27, 2022, between Nuvini S.A. and Aury Ronan Francisco (English-language translation) (incorporated by reference to Exhibit 10.15 to New Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).

4.16†	Second Amendment to the Loan Agreement, dated May 25, 2022, between Nuvini S.A. and Aury Ronan Francisco (English-language translation) (incorporated by reference to Exhibit 10.16 to New Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).

4.17†	Loan Agreement, dated May 20, 2022, by and between Nuvini S.A. and Accipiens Consultoria e Participações EIRELI (English-language translation) (incorporated by reference to Exhibit 10.17 to New Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).

4.18†	Loan Agreement, dated August 15, 2022, by and between Nuvini S.A. and Accipiens Consultoria e Participações EIRELI (English-language translation) (incorporated by reference to Exhibit 10.18 to New Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).

4.19†	Credit Assignment Agreement, dated November 30, 2022, by and between Pierre Schurmann and Accipiens Consultoria e Participações EIRELI (English-language translation) (incorporated by reference to Exhibit 10.19 to New Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).

4.20†	Amendment to the Loan Agreements, dated December 10, 2022, by and between Nuvini S.A. and Pierre Schurmann (English-language translation) (incorporated by reference to Exhibit 10.20 to New Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).

4.21†	Loan Equity Kicker, dated December 15, 2022, by and among Nuvini S.A., Pierre Schurmann and Heru Investimentos e Participações LTDA (English-language translation) (incorporated by reference to Exhibit 10.21 to New Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).

4.22	Advisor Agreement, dated February 28, 2022, by and between Luiz Busnello and Nuvini S.A. (English-language translation) (incorporated by reference to Exhibit 10.22 to New Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).

4.23	Advisor Agreement, dated June 14, 2022, by and between Walter Leandro and Nuvini S.A. (English-language translation) (incorporated by reference to Exhibit 10.23 to New Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).

4.24†	Fourth Amended Consolidated Issuance Deed of Debentures, dated April 25, 2022, by and among Nuvini S.A., Vórtx Distribuidora de Títulos e Valores Mobiliários LTDA., OnClick Sistemas de Informação LTDA., Commit Consulting LTDA., Apie.comm Tecnologia LTDA. and Leadlovers Tecnologia LTDA (English-language translation) (incorporated by reference to Exhibit 10.24 to New Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).

4.25†	Fifth Amended Issuance Deed of Debentures, dated December 16, 2022, by and among Nuvini S.A., Vórtx Distribuidora de Títulos e Valores Mobiliários LTDA., OnClick Sistemas de Informação LTDA., Commit Consulting LTDA., Apie.comm Tecnologia LTDA., Leadlovers Tecnologia LTDA and Pierre Schurmann (English-language translation) (incorporated by reference to Exhibit 10.25 to New Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).

4.26†	Loan Equity Kicker, dated as of October 27, 2022, between Nuvini, Mr. Éder de Macedo Medeiros, with Heru Investimentos e Participações Ltda and Simplest Software Ltda. as intervening and consenting parties (English-language translation) (incorporated by reference to Exhibit 10.28 to New Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).

4.27†	Loan Equity Kicker, dated as of October 28, 2022, between Nuvini and Aloysio Jose da Fonseca Junqueira, with Heru Investimentos e Participações Ltda and Simplest Software Ltda. as intervening and consenting parties (English-language translation) (incorporated by reference to Exhibit 10.29 to New Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).

4.28†	Loan Equity Kicker, dated as of November 2, 2022, between Nuvini, Quadro Holding e Participações Ltda, with Heru Investimentos e Participações Ltda and Simplest Software Ltda. as intervening and consenting parties (English-language translation) (incorporated by reference to Exhibit 10.30 to New Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).

4.29†	Loan Equity Kicker, dated as of November 21, 2022, between Nuvini and Iury Andrade Melo, with Heru Investimentos e Participações Ltda and Simplest Software Ltda. as intervening and consenting parties (English-language translation) (incorporated by reference to Exhibit 10.31 to New Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).

4.30†	Indemnification Agreement by and between Pierre Schurmann and New Nuvini, dated as of September 29, 2023.

4.31†	Indemnification Agreement by and between Luiz Busnello and New Nuvini, dated as of September 29, 2023.

4.32†	Indemnification Agreement by and between Scott Klossner and New Nuvini, dated as of September 29, 2023.

4.33†	Indemnification Agreement by and between Greg Warnock and New Nuvini, dated as of September 29, 2023.

4.34†	Indemnification Agreement by and between Marcello Gonçalves and New Nuvini, dated as of September 29, 2023.

4.35†	Indemnification Agreement by and between Roberto Sahade and New Nuvini, dated as of September 29, 2023.

4.36†	Indemnification Agreement by and between Randy Millian and New Nuvini, dated as of September 29, 2023.

4.37	New Nuvini 2023 Incentive Plan.

4.38	Form of Subscription Agreement, by and among Mercato Partners Acquisition Corporation and the investors signatory thereto (incorporated by reference to Exhibit 10.1 to Mercato’s Current Report on Form 8-K (File No. 001-41017), filed with the SEC on September 25, 2023).

4.39	Nuvini S.A. 2020 Stock Option Plan.

4.40	Form of Nuvini S.A. 2020 Stock Option Plan Award Agreement.

4.41	Business Combination Agreement, dated February 26, 2023, by and among Mercato Partners Acquisition Corporation, Nuvini Holdings Limited, Nvni Group Limited and Nuvini Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to New Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).

4.42	Waiver and Amendment No. 1 to the Business Combination Agreement, dated September 28, 2023, by and among Mercato Partners Acquisition Corporation, Nuvini Holdings Limited, Nvni Group Limited and Nuvini Merger Sub, Inc.

8.1	A list of subsidiaries of Nvni Group Limited (incorporated by reference to Exhibit 21.1 to New Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).

15.1	Unaudited Pro Forma Condensed Combined Financial Information of Nuvini and Mercato.

+

Schedules and exhibits have been omitted pursuant to Item 601(b)(2)(ii) of Regulation S-K. Nuvini Group Limited agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

†	Portions of these exhibits have been redacted in compliance with Item 601(a)(6) of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

NVNI GROUP LIMITED

By:	/s/ Pierre Schurmann
Pierre Schurmann Chief Executive Officer

Date: September 29, 2023