Form 20-F/A
period 2023-12-31
Nvni Group Ltd
filed 2025-02-03
CIK 1965143

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

Amendment No. 1

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP

☒ International Financial Reporting Standards as issued by the International Accounting Standards Board

☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F/A (the “Amendment”) is being filed by Nvni Group Limited (the “Company,” “we,” “our,” or “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, originally filed with the U.S. Securities Exchange Commission (the “SEC”) on December 26, 2024 (the “Original Filing”). The Amendment sets forth the information in the Original Filing in its entirety, as adjusted for the changes described below.

The Company is filing this Amendment to:

(i)	address an omission in the Original Filing: the Company identified that the auditor´s report from Deloitte Touche Tohmatsu Auditores Independentes Ltda. related to the consolidated financial statements for the years ended December 31, 2022 and 2021 was inadvertently omitted from the Original Filing, which is now being included in this Amendment;

(ii)	replace the existing Exhibit 14.2: the Company identified that Exhibit 14.2 from the Original Filing (the “Prior Exhibit 14.2”) has been included by mistake and hereby is replaced in its entirety with a new Exhibit 14.2. The Prior Exhibit 14.2 no longer forms part of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023.

(iii)	correcting immaterial error within cash flows from operating activities in the consolidated statement of cash flows for the year ended December 31, 2023. Specifically, the Company improperly classified activity between lines relating to tax and fee liability, income taxes paid, taxes on provisions, and loss before income tax. Additionally, the Company identified a typographical error in Note 17 regarding the subscribed and paid-in-capital balance. There was no impact to any other financial statements for the periods presented. The financial statements included in this Amendment have been corrected for these immaterial errors;

(iv)	amend Item 16G: Item 16G is hereby amended to clarify that we have elected to follow our home country exemption in the Cayman Islands in lieu of certain Listing Rules of The Nasdaq Stock Market LLC.

Except as described above, no other changes have been made to the Original Filing. Otherwise, this Amendment speaks as of the date of the Original Filing, and does not modify, amend or update any other item or disclosures in the Original Filing. As such, this Amendment does not reflect events occurring after the filing of the Original Filing or modify or update those disclosures affected by subsequent events. The Company’s Chief Executive Officer and Chief Financial Officer are providing currently dated revised certifications as Exhibits 12.1, 12.2, 13.1 and 13.2 in connection with this Amendment.

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

	For the years ended December 31,		Year-Over-Year Change
(in thousands of Brazilian reais)	2023	2022	R$	%
Net loss	(247,862)	(114,206)	(133,656)	117%
Income tax, net	3,558	1,776	1,782	100%
Financial income and expense, net	55,110	16,730	38,380	229%
Depreciation and amortization	18,650	17,234	1,416	8.2%
EBITDA	(170,544)	(78,466)	(92,078)	117%
Impairment on goodwill	11,373	86,897	(75,524)	87%
Stock-based compensation	6,255	9,884	(3,629)	37%
Listing expenses(1)	176,282	-	176,282	-
IPO transaction expenses(2)	35,379	-	35,379	-
Fair value of derivative warrants(3)	(14,507)	-	(14,507)	-
Adjusted EBITDA	44,238	18,315	25,923	142%

(1)	Consists of a one-time non-cash expense incurred in 2023 reflecting the accounting impact of the Nasdaq listing in accordance with IFRS 2.

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

During the fiscal years ended December 31, 2022 and 2021 and any subsequent interim period preceding Deloitte’s dismissal, there were no (a) disagreements between the Company and Deloitte or between Nuvini S.A. and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused Deloitte to make reference to the subject matter thereof in connection with its reports for such years, and (b) reportable events that would be required to be described under Item 16F(a)(1)(v) of Form 20-F in connection with the Company’s annual report on Form 20-F, except that in connection with Deloitte’s audits of consolidated financial statements of Nuvini S.A. as of and for the years ended December 31, 2022 and 2021, Deloitte advised management and the board of directors of Nuvini S.A. of material weaknesses in internal control over financial reporting. These material weaknesses were described in Nuvini’s Registration Statement on Form F-4 (333-272688) filed with the SEC on September 6, 2023, as amended. The identified material weaknesses in its internal control over financial reporting and information technology general controls were discussed with Nuvini S.A.’s board of directors.

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

We have provided Deloitte with a copy of the disclosures hereunder and required under Item 16F of Form 20-F and requested from Deloitte a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of Deloitte’s letter dated December 24, 2024, is attached as Exhibit 14.2.

ITEM 16G. CORPORATE GOVERNANCE

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Foreign Private Issuer Exemptions.”

As a Cayman Islands company listed on The Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. Nasdaq rules, however, permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, our home country, may differ significantly from Nasdaq corporate governance listing standards.

We have elected to rely on the exemption from Nasdaq Listing Rule 5620 which provides that, with certain exceptions, each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end. The corporate governance practices of the Cayman Islands do not require annual shareholder meetings, and we are therefore not required to comply with Nasdaq Listing Rule 5620.

We have also elected to rely on the exemption from Nasdaq Listing Rule 5635 which generally provides that shareholder approval is required of U.S. domestic companies listed on Nasdaq prior to issuance (or potential issuance) of securities in connection with (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice regarding shareholder approval requirements. The Cayman Islands does not require shareholder approval prior to any of the foregoing types of issuances. As the corporate governance practices in the Cayman Islands does not require shareholder approval for any of the foregoing types of transactions, we are not obligated to obtain such approval before entering into transactions involving the potential issuance of securities as described above.

We may in the future decide to use the foreign private issuer exemption with respect to other Nasdaq corporate governance rules which may afford less protection to investors.

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

ITEM 18. FINANCIAL STATEMENTS

See our consolidated financial statements beginning at page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Memorandum and Articles of Association of Nvni Group Limited (incorporated by reference to Exhibit 3.1 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
1.2	Amended and Restated Memorandum and Articles of Association of Nvni Group Limited (incorporated by reference to Exhibit 1.2 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
2.1	Form of Warrant Certificate (included as Exhibit A to Exhibit 2.2).
2.2	Warrant Agreement by and between Mercato Partners Acquisition Corporation and Continental Stock Transfer & Trust Company, dated November 3, 2021 (incorporated by reference to Exhibit 4.1 to Mercato’s Current Report on Form 8-K (File No. 001-41017), filed with the SEC on November 8, 2021).
2.3	Warrant Termination and Adoption Agreement, dated September 29, 2023, by and among Mercato Partners Acquisition Corporation, Nvni Group Limited and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 2.3 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
2.4*	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.
4.1	Sponsor Support Agreement, dated February 26, 2023, by and among Mercato Partners Acquisition Group, LLC, the persons listed on Schedule I thereto, Mercato Partners Acquisition Corporation, Nuvini Holdings Limited and Nvni Group Limited (incorporated by reference to Exhibit 10.1 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.2+	Shareholder Voting and Support Agreement, dated as of February 26, 2023, by and among Mercato Partners Acquisition Corporation, Nuvini Holdings Limited and the other parties signatory thereto (incorporated by reference to Exhibit 10.2 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.3	Lock-up Agreement, dated September 29, 2023, by and between Nvni Group Limited and each of the stockholders of the Company to be listed on Exhibit A thereto (incorporated by reference to Exhibit 4.3 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
4.4	Registration Rights Agreement, dated September 29, 2023, by and among Nvni Group Limited, Mercato Partners Acquisition Group, LLC, certain parties set forth on Exhibit A thereto and certain former shareholders of Nuvini Holdings Limited set forth on Exhibit B thereto (incorporated by reference to Exhibit 4.4 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
4.5	Letter Agreement, dated November 3, 2021, by and among Mercato Partners Acquisition Corporation, its officers and directors and Mercato Partners Acquisition Group, LLC (incorporated by reference to Exhibit 10.1 to Mercato’s Current Report on Form 8-K, (File No. 001-41017) filed with the SEC on November 8, 2021).
4.6†	First Loan Agreement, dated August 23, 2021, by and between Nuvini S.A. and Pierre Schurmann (English-language translation) (incorporated by reference to Exhibit 10.6 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.7†	Second Loan Agreement, dated August 31, 2021, by and between Nuvini S.A. and Pierre Schurmann (English-language translation) (incorporated by reference to Exhibit 10.7 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.8†	Third Loan Agreement, dated January 27, 2022, by and between Nuvini S.A. and Pierre Schurmann (English-language translation) (incorporated by reference to Exhibit 10.8 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.9†	Fourth Loan Agreement, dated January 27, 2022, by and between Nuvini S.A. and Pierre Schurmann (English-language translation) (incorporated by reference to Exhibit 10.9 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.10†	Fifth Loan Agreement, dated February 1, 2022, by and between Nuvini S.A. and Pierre Schurmann (English-language translation) (incorporated by reference to Exhibit 10.10 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.11†	Sixth Loan Agreement, dated March 29, 2022, by and between Nuvini S.A. and Pierre Schurmann (English-language translation) (incorporated by reference to Exhibit 10.11 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).

4.12†	Restated Amendment to the Loan Agreements, dated April 28, 2022, by and between Nuvini S.A. and Pierre Schurmann (English-language translation) (incorporated by reference to Exhibit 10.12 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.13†	Seventh Loan Agreement, dated February 13, 2023, between Nuvini S.A. and Pierre Schurmann (English-language translation) (incorporated by reference to Exhibit 10.13 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.14†	Loan Agreement, dated September 3, 2021, between Nuvini S.A. and Aury Ronan Francisco (English-language translation) (incorporated by reference to Exhibit 10.14 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.15†	First Amendment to the Loan Agreement, dated January 27, 2022, between Nuvini S.A. and Aury Ronan Francisco (English-language translation) (incorporated by reference to Exhibit 10.15 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.16†	Second Amendment to the Loan Agreement, dated May 25, 2022, between Nuvini S.A. and Aury Ronan Francisco (English-language translation) (incorporated by reference to Exhibit 10.16 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.17†	Loan Agreement, dated May 20, 2022, by and between Nuvini S.A. and Accipiens Consultoria e Participações EIRELI (English-language translation) (incorporated by reference to Exhibit 10.17 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.18†	Loan Agreement, dated August 15, 2022, by and between Nuvini S.A. and Accipiens Consultoria e Participações EIRELI (English-language translation) (incorporated by reference to Exhibit 10.18 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.19†	Credit Assignment Agreement, dated November 30, 2022, by and between Pierre Schurmann and Accipiens Consultoria e Participações EIRELI (English-language translation) (incorporated by reference to Exhibit 10.19 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.20†	Amendment to the Loan Agreements, dated December 10, 2022, by and between Nuvini S.A. and Pierre Schurmann (English-language translation) (incorporated by reference to Exhibit 10.20 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.21†	Loan Equity Kicker, dated December 15, 2022, by and among Nuvini S.A., Pierre Schurmann and Heru Investimentos e Participações LTDA (English-language translation) (incorporated by reference to Exhibit 10.21 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.22	Advisor Agreement, dated February 28, 2022, by and between Luiz Busnello and Nuvini S.A. (English-language translation) (incorporated by reference to Exhibit 10.22 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.23	Advisor Agreement, dated June 14, 2022, by and between Walter Leandro and Nuvini S.A. (English-language translation) (incorporated by reference to Exhibit 10.23 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.24†	Fourth Amended Consolidated Issuance Deed of Debentures, dated April 25, 2022, by and among Nuvini S.A., Vórtx Distribuidora de Títulos e Valores Mobiliários LTDA., OnClick Sistemas de Informação LTDA., Commit Consulting LTDA., Apie.comm Tecnologia LTDA. and Leadlovers Tecnologia LTDA (English-language translation) (incorporated by reference to Exhibit 10.24 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.25†	Fifth Amended Issuance Deed of Debentures, dated December 16, 2022, by and among Nuvini S.A., Vórtx Distribuidora de Títulos e Valores Mobiliários LTDA., OnClick Sistemas de Informação LTDA., Commit Consulting LTDA., Apie.comm Tecnologia LTDA., Leadlovers Tecnologia LTDA and Pierre Schurmann (English-language translation) (incorporated by reference to Exhibit 10.25 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).

4.26†	Loan Equity Kicker, dated as of October 27, 2022, between Nuvini, Mr. Éder de Macedo Medeiros, with Heru Investimentos e Participações Ltda and Simplest Software Ltda. as intervening and consenting parties (English-language translation) (incorporated by reference to Exhibit 10.28 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.27†	Loan Equity Kicker, dated as of October 28, 2022, between Nuvini and Aloysio Jose da Fonseca Junqueira, with Heru Investimentos e Participações Ltda and Simplest Software Ltda. as intervening and consenting parties (English-language translation) (incorporated by reference to Exhibit 10.29 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.28†	Loan Equity Kicker, dated as of November 2, 2022, between Nuvini, Quadro Holding e Participações Ltda, with Heru Investimentos e Participações Ltda and Simplest Software Ltda. as intervening and consenting parties (English-language translation) (incorporated by reference to Exhibit 10.30 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.29†	Loan Equity Kicker, dated as of November 21, 2022, between Nuvini and Iury Andrade Melo, with Heru Investimentos e Participações Ltda and Simplest Software Ltda. as intervening and consenting parties (English-language translation) (incorporated by reference to Exhibit 10.31 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.30	Indemnification Agreement by and between Pierre Schurmann and Nuvini, dated as of September 29, 2023 (incorporated by reference to Exhibit 4.30 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
4.31	Indemnification Agreement by and between Luiz Busnello and Nuvini, dated as of September 29, 2023 (incorporated by reference to Exhibit 4.31 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
4.32	Indemnification Agreement by and between Scott Klossner and Nuvini, dated as of September 29, 2023 (incorporated by reference to Exhibit 4.32 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
4.33	Indemnification Agreement by and between Greg Warnock and Nuvini, dated as of September 29, 2023 (incorporated by reference to Exhibit 4.33 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
4.34	Indemnification Agreement by and between Marcello Gonçalves and Nuvini, dated as of September 29, 2023 (incorporated by reference to Exhibit 4.34 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
4.35	Indemnification Agreement by and between Roberto Sahade and Nuvini, dated as of September 29, 2023 (incorporated by reference to Exhibit 4.35 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
4.36	Indemnification Agreement by and between Randy Millian and Nuvini, dated as of September 29, 2023 (incorporated by reference to Exhibit 4.36 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
4.37*	Indemnification Agreement by and between João Antonio Dantas Bezerra Leite and Nuvini, dated as of April 25, 2024.
4.38*	Indemnification Agreement by and between Marco Aurelio Leone Fernandes and Nuvini, dated as of June 20, 2024.
4.39	Nuvini 2023 Incentive Plan (incorporated by reference to Exhibit 4.37 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
4.40	Form of Subscription Agreement, by and among Mercato Partners Acquisition Corporation and the investors signatory thereto (incorporated by reference to Exhibit 10.1 to Mercato’s Current Report on Form 8-K (File No. 001-41017), filed with the SEC on September 25, 2023).
4.41	Nuvini S.A. 2020 Stock Option Plan (incorporated by reference to Exhibit 4.39 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
4.42	Form of Nuvini S.A. 2020 Stock Option Plan Award Agreement (incorporated by reference to Exhibit 4.40 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).

4.43	Business Combination Agreement, dated February 26, 2023, by and among Mercato Partners Acquisition Corporation, Nuvini Holdings Limited, Nvni Group Limited and Nuvini Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.44	Amendment No. 1 to the Business Combination Agreement, dated September 28, 2023, by and among Mercato Partners Acquisition Corporation, Nuvini Holdings Limited, Nvni Group Limited and Nuvini Merger Sub, Inc. (incorporated by reference to Exhibit 4.42 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
8.1	A list of subsidiaries of Nvni Group Limited (incorporated by reference to Exhibit 21.1 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
11.1*	Insider Trading Policy.
12.1	Certificate of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certificate of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certificate of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.
13.2	Certificate of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.
14.2	Letter from Deloitte Touche Tohmatsu Auditores Independentes Ltda. to the U.S. Securities and Exchange Commission, dated December 24, 2024
97.1*	Clawback Policy.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File, formatted in iXBRL and contained in Exhibit 101.

+	Schedules and exhibits have been omitted pursuant to Item 601(b)(2)(ii) of Regulation S-K. Nuvini Group Limited agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

†	Portions of these exhibits have been redacted in compliance with Item 601(a)(6) of Regulation S-K.

*	Previously filed or furnished with the annual report on Form 20-F on December 26, 2024.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

NVNI GROUP Limited

	By:	/s/ Pierre Schurmann
Pierre Schurmann Chief Executive Officer

Date: February 3, 2025

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

/s/ Grant Thornton Auditores Independentes Ltda.

We have served as the Company’s auditor since 2024

São Paulo, Brazil

December 24, 2024, except for Note 27, as to which the date is February 3, 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Nuvini S.A. (predecessor of Nvni Group Limited)

Opinion on the Financial Statements

We have audited, before the effects of the retrospective adjustments to basic and diluted loss per share discussed in Note 18 to the consolidated financial statements and to disclosures of the share capital discussed in Note 17 to the consolidated financial statements, the accompanying consolidated statement of financial position of Nuvini S.A. and subsidiaries (predecessor of Nvni Group Limited) (the “Company”) as of December 31, 2022, and the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the retrospective adjustments to basic and diluted loss per share discussed in Note 18 to the financial statements and to disclosures of the share capital discussed in Note 17 to the financial statements, and accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

Going Concern

The Company’s financial statements as of and for the year ended December 31, 2022 (the “2022 financial statements”) were prepared assuming that the Company will continue as a going concern. As of the date of the issuance of the 2022 financial statements, the Company had suffered recurring losses from operations and had a working capital deficiency of BRL 311,821 thousand at December 31, 2022 that raised substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters were also described in the 2022 financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These financial statements are the responsibility of the Company´s management. Our responsibility is to express an opinion on the Company´s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, and audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company´s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/S/ DELOITTE TOUCHE TOHMATSU
Deloitte Touche Tohmatsu
Auditores Independentes Ltda.
Sao Paulo, Brazil

August 9, 2023

We began serving as the Company´s auditor in 2020. In 2023 we became the predecessor auditor.

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
(In thousands of Brazilian reais, unless otherwise stated)

	Notes	2023	2022	2021
Cash flow from operating activities
Loss before income tax		(244,304)	(112,430)	(73,864)
Adjustments for:
Depreciation and amortization	10 and 11	18,715	17,234	13,578
Share-based payment expense	19	6,255	9,884	3,738
Adjustment in provision for risks		(1,395)	(1,953)	10,007
Interest on loans, financing and debentures	13, 15 and 22	15,117	14,704	5,804
Interest on lease liabilities	10	316	175	103
Amendment to lease liability		(217)	-	-
Allowance for expected credit loss	8	440	20	117
Write-offs accounts receivable		953	-	487
Impairment of goodwill	11	11,373	86,897	6,758
Loss on disposal of assets	10	1,589	116	134
Deferred and contingent consideration adjustment	5 and 6	40,535	16,294	32,365
Employee bonus provision		2,001	2,470	1,661
Taxes on provisions		-	399	-
Fair value of derivative warrant liabilities	17	(14,507)	-	-
Listing Expense	21	176,282	-	-
Fair value of subscription rights		(2,941)	(14,495)	2,619
Decrease (increase) in operating assets:
Trade accounts receivable	8	(2,519)	153	(3,027)
Other assets		(32,230)	(2,532)	(943)
Increase (decrease) in operating liabilities:
Accounts payable to suppliers		38,956	2,023	(3,320)
Salaries and labor charges	12	(1,118)	3,653	2,133
Taxes and fees		2,534	1,366	(464)
Deferred revenue		(675)	(548)	4,330
Other liabilities	23	(2,727)	(2,596)	(3,991)
Income taxes paid		(9,624)	(6,638)	(4,953)
Net cash from operating activities		2,809	14,196	(6,728)
Investment activities
Cash payments to acquire property and equipment	10	(3,570)	(1,330)	(1,085)
Cash payments to acquire intangibles	11	(8,648)	(2,992)	(2,723)
Acquisition of subsidiaries – net of cash acquired		-	-	(90,979)
Net cash used in investment activities		(12,218)	(4,322)	(94,787)
Financing activities
Payment of principal loans and financing	13 and 15	(9,451)	(10,101)	(10,962)
Interest paid	13 and 15	(14,784)	(12,602)	(3,546)
Payment of principal portion of lease liabilities	10	(1,053)	(1,064)	(596)
Proceeds from debentures, loans, and financing	13, 14 and 15	18,617	8,750	73,736
Capital increase	17	29,060	-	35,693
Proceeds on issuance of subscription rights	17	-	3,750	15,150
Distributions paid to non-controlling interest		(5,093)	(556)	-
Proceeds from investors and related party loans		-	8,961	-
Proceeds from related party loans	9	-	-	14,793
Payment of principal on related party loans	9	-	-	(3,000)
Payment of deferred and contingent consideration on acquisitions	5 and 6	(4,504)	(9,898)	(10,500)
Net cash (used in) from financing activities		12,792	(12,760)	110,768
Net (decrease) increase in cash and cash equivalents		3,383	(2,886)	9,253
Cash and cash equivalents at the beginning of the year	7	8,015	10,901	1,648
Cash and cash equivalents at the end of the year	7	11,398	8,015	10,901
Net (decrease) increase in cash and cash equivalents		3,383	(2,886)	9,253

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

Impairment of financial assets

The Group recognizes a provision for expected credit losses (“ECL”) on trade receivables and contract assets measured under IFRS 15. To measure the expected credit losses, trade receivables and contract assets have been grouped as they have substantially the same risk characteristics and are related to the same types of contracts; therefore, the expected loss rates for trade receivables are a reasonable approximation of the loss rates for the contract assets. The Group applies the ’simplified’ approach to measure the ECL, since the Group’s trade receivables do not include a significant financing component and are not considered to be complex. The Group therefore recognizes the lifetime expected credit losses over the life of the trade accounts receivable and other assets. The Group evaluates whether ECL would be required to be recorded for other assets periodically and on an individual basis.

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

The amounts recorded in non-current liabilities for the years ended December 31, 2023, and 2022 have the following maturity schedule:

	Years ended December 31,
	2023	2022
2024	-	669
2025	311	-
2026	18	-
Non-current liabilities	329	669

The following is a summary of loan activity for the years ended December 31, 2023, 2022 and 2021:

Balances as of January 1, 2021	-
Additions	15,000
Additions by acquisition of companies	3,994
Interest accrual	511
Principal payments	(10,962)
Interest payments	(243)
Balance as of December 31, 2021	8,300
Additions	4,000
Interest accrual	349
Principal payments	(10,101)
Interest payments	(741)
Balance as of December 31, 2022	1,807
Additions	5,462
Interest accrual	940
Principal payments	(2,034)
Interest payments	(886)
Balance as of December 31, 2023	5,289

Accounts payable to suppliers

The breakdown of Trade and other payables is as follows:

	12/31/2023	12/31/2022
Suppliers- National and foreign	7,676	7,283
Suppliers - IPO transaction expenses(i)	39,457	-
Trade accounts payable	47,133	7,283

(i)	Consists of concentrated expenses incurred in 2023 related to third-party advisory and support services incurred in connection with the reorganization transaction that are not expected to be ongoing. These services were provided by suppliers to the Company. The liability includes the prepaid D&O insurance totaling R$4,078, recognized during the fiscal year ended December 31, 2023.

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

The distribution of shareholders’ capital as of December 31, 2022, reflective of the retrospectively adjusted stock split in line with capital restructuring, is as follows:

Shareholders	% Participation	Common Shares	Subscribed and Paid- In Share Capital (R$)
Nuvini Holdings Limited	100%	17,818,669	40,404

The distribution of shareholders’ capital as of December 31, 2023, is as follows:

Shareholders	% Participation	Common Shares	Subscribed and Paid- In Share Capital (R$)
Former Nuvini Stockholders (Nuvini Holdings Limited)	75.96%	24,016,662
Public Stockholders	.30%	95,708
Mercato Founders	18.19%	5,750,000
Maxim	1.50%	475,000
PIPE Investors	4.05%	1,280,000
Total	100%	31,617,370	260,685

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

Note 27. Correction of immaterial errors

Subsequent to the initial issuance of the consolidated financial statements for the year ended December 31, 2023, the Company identified that certain activities were misclassified within cash flows from operating activities in the consolidated statements of cash flows for the year ended December 31, 2023. Specifically, the Company improperly classified activity between lines relating to tax and fee liability, income taxes paid, taxes on provisions, and loss before income tax for the year ended December 31, 2023.

The Company has evaluated the effect of the incorrect presentation, both qualitatively and quantitatively, and concluded that it did not have a material impact individually or in the aggregate, as evaluated under the Securities and Exchange Commission Staff Bulletin No. 99, Materiality and IAS 8, Accounting Policies, Changes in Accounting Estimates and Error on the previously filed annual consolidated financial statements.

The following are selected line items from the aforementioned Consolidated Statement of Cash Flows illustrating the effect of the error corrections thereon:

Consolidated Statement of Cash Flows:

	For the year ended December 31, 2023
	As previously reported	Adjustments	As adjusted
Loss before income tax	(247,862)	3,558	(244,304)
Taxes on provisions	(12,389)	12,389	-
Taxes and fees	(767)	3,301	2,534
Income taxes paid	9,624	(19,248)	(9,624)

Additionally, the Company identified a typographical error in Note 17 regarding the subscribed and paid-in-capital balance. The balance was previously reported as 430,268 and was adjusted to be 260,685. There was no impact to any other financial statements for the periods presented or prior year financial information.