Form 20-F
period 2024-12-31
Nvni Group Ltd
filed 2025-04-30
CIK 1965143

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: As of December 31, 2024, the issuer had 34,553,071 ordinary shares and 20,961,326 warrants to purchase ordinary shares outstanding.

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

PART I

INTRODUCTION

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this annual report on Form 20-F (this “Annual Report”) include or may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act of 1934, as amended (the “Exchange Act”), which are intended to be covered by the safe harbors created by those laws. These forward-looking statements include, but are not limited to, statements regarding the expectations, hopes, beliefs, intentions, or strategies regarding the future. The forward-looking statements contained in this annual report are based on current expectations and beliefs concerning future developments and their potential effects on Nvni Group Limited (“Nuvini”). There can be no assurance that future developments affecting the Company will be those that we have anticipated. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. All statements other than statements of historical fact may be forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “forecast,” “outlook,” “aim,” “target,” “will,” “could,” “should,” “may,” “likely,” “plan,” “probably” or similar words may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The risk factors and cautionary language referred to or incorporated by reference in this Annual Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements. The foregoing does not represent an exhaustive list of matters that may be covered by the forward-looking statements contained herein or risk factors that we are faced with that may cause our actual results to differ from those anticipated in our forward-looking statements. Please see “Item 3. Key Information—D. Risk Factors” of this Annual Report, those discussed and identified in public filings we made with the Securities and Exchange Commission (the “SEC”) and the following important factors relating to the Company’s ability to:

●	maintain the listing of the Ordinary Shares and Warrants on The Nasdaq Capital Market;

●	raise financing on commercially reasonable terms in the future;

●	anticipate trends in the software-as-a-service (“SaaS”) market in Latin America;

●	implement expansion plans and opportunities;

●	retain and hire necessary employees;

●	attract, train and retain effective officers, key employees or directors;

●	enhance future operating and financial results;

●	comply with applicable laws and regulations;

●	stay abreast of modified or new laws and regulations applying to its business, including privacy regulation;

●	anticipate the impact of, and response to, new accounting standards;

●	anticipate the significance and timing of contractual obligations;

●	maintain key strategic relationships with partners and customers;

●	successfully defend litigation;

●	upgrade, maintain and secure information technology systems;

●	acquire, maintain and protect intellectual property;

●	anticipate rapid technological changes;

●	meet future liquidity requirements;

●	effectively respond to general economic and business conditions; and

●	obtain additional capital.

While forward-looking statements reflect the Company’s good faith beliefs, they are not guarantees of future performance. Except as otherwise required by applicable law, the Company disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this Annual Report, except as required by applicable law. For a further discussion of these and other factors that could cause the Company’s future results, performance or transactions to differ significantly from those expressed in any forward-looking statement, please see the section “Item 3. Key Information —D. Risk Factors” of this Annual Report. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to the Company.

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

The term “Brazil” refers to the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil. “Central Bank” refers to the Brazilian Central Bank (Banco Central do Brasil). References in this Annual Report to “real,” “reais” or “R$” refer to the Brazilian real, the official currency of Brazil and references to “U.S. dollar,” “U.S. dollars” or “US$” refer to U.S. dollars, the official currency of the United States.

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

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“COVID-19” means the novel coronavirus known as SARS-CoV-2 or COVID-19, and any evolutions, mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

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

“EBITDA” means earnings before interest, taxes, depreciation and amortization.

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

“IFRS” means the IFRS Accounting Standards, as issued by the IASB.

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

“Nuvini Articles” means the Second Amended and Restated Memorandum and Articles of Association of Nuvini.

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

“Sarbanes-Oxley Act” means the U.S. Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Sponsor Support Agreement” means the Sponsor Support Agreement, dated as of February 26, 2023, by and among the Sponsor, the persons listed on Schedule I thereto, Mercato, Nuvini and Nuvini Holdings.

“Stock Option Plan” means Nuvini S.A.’s stock option plan, as of November 27, 2020, as amended (Plano de Outorga de Opção de Subscrição de Ações da Nuvini).

“Voting and Support Agreement” means the Shareholder Voting and Support Agreement dated as of February 26, 2023, by and among Heru Investment Holdings Ltd, Mercato, Nuvini Holdings and Nuvini.

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

The historical operations of Nuvini are deemed to be those of Nuvini S.A. Thus, the financial statements included in this Annual Report reflect (i) the historical operating results of Nuvini S.A. prior to the Closing of the Business Combination and (ii) the consolidated results of Nuvini as of December 31, 2024. The audited consolidated financial statements as of December 31, 2024, and 2023 and for the three years in the year ended December 31, 2024, 2023 and 2022, included in this Annual Report have been prepared in accordance with IFRS Accounting Standards as issued by IASB, which we refer to as our financial statements.

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

References to “U.S. dollars” and “US$” are to currency of the United States of America and references to “R$” are to the currency of Brazil, also known as the Brazilian “Real.” All financial information presented in this Annual Report is in U.S. dollars unless otherwise expressly stated.

Special Note Regarding Non-GAAP Financial Measures

This Annual Report includes certain references to prospective and historical financial measures for Nuvini that were not prepared in accordance with IFRS Accounting Standards, including EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Free Cash Flow. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for Nuvini’s consolidated financial results prepared in accordance with IFRS Accounting Standards. For additional information, see the section entitled “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures.”

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

Emerging Growth Company Status

Nuvini is an “emerging growth company” as defined in the JOBS Act. Nuvini will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the effective date of the registration statement Registration Statement on Form F-4 (File No. 333-272688), which is September 7, 2023, (b) in which Nuvini has total annual gross revenue of at least US$1.235 billion or (c) in which Nuvini is deemed to be a large accelerated filer, which means the market value of Nuvini Ordinary Shares held by non-affiliates exceeds US$700 million as of the last business day of Nuvini’s prior second fiscal quarter, and (ii) the date on which Nuvini issued more than US$1.0 billion in non-convertible debt during the prior three-year period. Nuvini intends to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that Nuvini’s independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting.

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

Nuvini S.A., the foundation of the current Nuvini, began its journey in October 2020 with a bold vision to acquire and grow SaaS businesses in Latin America. While the company has faced challenges, including operating losses and cash flow constraints, these are common hurdles in the growth phase of many innovative businesses. Nuvini reported net losses of R$78.2 million, R$247.9 million, and R$114.2 million for the years ended December 31, 2024, 2023, and 2022, respectively, with a working capital deficit of R$348.3 million as of December 31, 2024, and approximately R$308.6 million as of December 31, 2023. It’s important to note that the 2023 results were significantly impacted by non-cash charges related to the SPAC merger, which accounted for a substantial portion of the reported losses. Additionally, while all of Nuvini’s acquired companies are profitable, acquisition-related costs affect the consolidated financial statements, reflecting the investments required to fuel future growth.

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

Nuvini’s management remains positive about the company’s future and is committed to addressing its financial obligations. Although the audit report for the year ended December 31, 2024, includes an explanatory paragraph regarding Nuvini’s ability to continue as a going concern, the company is taking proactive steps to strengthen its financial position. Nuvini’s audited consolidated financial statements as of and for the year ended December 31, 2024, do not include any adjustments that may result from the outcome of this uncertainty. For further discussion on Nuvini’s assessment of going concern, see “Note 2—Basis of presentation” of Nuvini’s consolidated financial statements included “Item 18 – Financial Statements.”

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

Nuvini has experienced rapid growth in recent periods. For example, Nuvini’s net operating revenue for the year ended December 31, 2024, has grown 14%, from R$169.0 million in 2023 to R$193.3 million in 2024. The expected continued growth and expansion of Nuvini and the Nuvini Acquired Companies’ businesses may place a significant strain on management, business operations, financial condition, infrastructure and corporate culture.

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

The Nuvini Acquired Companies’ contracts with their clients to provide SaaS solutions typically have a monthly term and will renew automatically. Based on the historical performance of the Nuvini Group, its clients have been consistently renewing their respective subscriptions on a monthly basis. The Nuvini Acquired Companies have been operating for more than 10 years on average and have a record of consistent monthly renewals even during the COVID-19 pandemic, which was a major disruption for most businesses. As of December 31, 2024, 2023, and 2022, 97.1%, 96.7% and 95.4%, respectively, of clients renewed their subscriptions to Nuvini Group services or products every month. However, these contracts may, in a majority of cases, be terminated without cause by the Nuvini Acquired Companies’ clients, so long as the clients provide 30 to 120 days prior notice. The Nuvini Acquired Companies’ clients may terminate or reduce their use of the Nuvini Acquired Companies’ SaaS solutions for several reasons, including (i) if they are not satisfied with the solution or service level, (ii) the value proposition for the Nuvini Acquired Companies’ SaaS solutions, or (iii) if the Nuvini Acquired Companies are unable to meet clients’ needs and expectations. If price increases make the Nuvini Acquired Companies’ SaaS solutions unaffordable, the possibility of client termination or reduction may be more likely. These price increases can be due to the Nuvini Acquired Companies’ businesses, inflation adjustments or supplier cost increases. Even if the Nuvini Acquired Companies successfully deliver on contracted data solutions and services and maintain close relationships with the Nuvini Acquired Companies’ clients, a number of factors outside of Nuvini’s control could cause the loss of or reduction in business or revenue from the Nuvini Acquired Companies’ existing clients. These factors include, among other things:

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

In addition, the Nuvini Group’s workforce is generally working remotely, which could increase the Nuvini Group’s cyber security risk, create data accessibility concerns and make the Nuvini Group more susceptible to security breaches or business disruptions. Moreover, the Nuvini Acquired Companies’ clients and the third-party suppliers on which the Nuvini Acquired Companies rely may be vulnerable to a heightened risk of cyber-attacks as a result of the military conflict between Russia and Ukraine, the impact of sanctions against Russia and the potential for retaliatory acts from Russia, given that nation-state actors may engage in cyber-attacks for geopolitical reasons and in conjunction with military conflicts and defense activities. For example, there have been publicized threats to increase cyber-attack activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine. While the Nuvini Group maintains and continues to improve its security measures and reinforce the Nuvini Group’s internal control in anticipation of becoming a public company, the Nuvini Group may be unable to adequately anticipate security threats or to implement adequate preventative measures, in part, because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target. Other than reinforcement of the Nuvini Group’s cybersecurity policies in anticipation of being a public company, the Nuvini Group has not taken any other specific actions to mitigate the increased risk of cyber-attacks resulting from the ongoing conflict between Russia and Ukraine and do not immediately intend to implement any such actions given the Nuvini Group’s current assessment of risk and the current geographic scope of Nuvini Group’s operations. Any of the foregoing could have a material adverse effect on the Nuvini’s business, financial condition, results of operations or prospects.

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

Global cybersecurity threats and attacks to networks, systems and endpoints can range from uncoordinated individual attempts to gain unauthorized access to IT systems to sophisticated and targeted measures known as advanced persistent threats, directed at the Nuvini Group, its businesses, its clients and/or its third-party service providers, including, but not limited to, cloud providers and providers of network management services. These may include such things as unauthorized access, phishing attacks, account takeovers, denial of service, introduction of malware or ransomware and other disruptive problems caused by threat actors. Moreover, as more of the Nuvini Group’s employees work remotely, its employees are increasingly targeted by phishing attacks and endpoints may be more susceptible to threat exposures.

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

Inflation as measured by the Broad National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or “IPCA”), which is published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or “IBGE”), was 4.8%, 4.6%, and 5.8% as of December 31, 2024, 2023, and 2022, respectively. Inflation measured by the General Market Prices Index (Índice Geral de Preços-Mercado, or “IGP-M”) was 6.5%, (3.2)%, and 5.5% as of December 31, 2024, 2023, and 2022, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government intervening in the economy and introducing policies that could harm the Nuvini Group’s business and the trading price of Nuvini Ordinary Shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, after reaching a historical low of 2.0% in August 2020, the COPOM began increasing interest rates in March 2021 and, as a result, the SELIC rate reached 9.25% in December 2021 and 13.75% in December 2022. On August 2023, the Brazilian Central Bank started cutting the SELIC rate as a result of a slowdown in inflation, and the SELIC rate was set to 10.50% as of May 2024. Nevertheless, renewed inflationary pressures—driven in part by fiscal concerns stemming from persistent budget deficits and increased government spending—prompted the Brazilian Central Bank to reverse course and resume hiking rates in September 2024, with the SELIC rate reaching 12.25% by December 2024. As of the date of this annual report, the SELIC rate stands at 14.25% per annum, reflecting the challenges of controlling inflation amid a strong economy, historically low unemployment levels, and fiscal imbalances requiring tighter monetary policy to maintain economic stability.

Although inflation rates in Brazil have been relatively low in the recent past, the Nuvini Group cannot assure you that this trend will continue. The measures taken by the Brazilian government to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in its securities markets. Periods of higher inflation may slow the growth rate of the Brazilian economy and lead to reduced demand for the Nuvini Acquired Companies’ data solutions and services. Inflation is also likely to increase some of Nuvini’s costs and expenses, which the Nuvini Group may not be able to fully pass on to clients and could adversely affect the Nuvini Group’s operating margins and operating income. In addition, inflation affects Nuvini’s financial liquidity and financial capital resources primarily by exposing Nuvini to the variations in Nuvini’s floating-rate loans. As of December 31, 2024, approximately 97.5% of Nuvini’s loans and borrowings were subject to floating interest rates, particularly the CDI floating rate. Rising interest rates may also impact the costs of Nuvini’s fundraising and indebtedness, increasing Nuvini’s financial expenses. Such an increase could adversely affect Nuvini’s ability to pay Nuvini’s obligations to the extent it reduces cash on hand. Mismatches between rates contracted in assets versus liabilities and/or high volatility in interest rates may result in financial losses for Nuvini.

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

There has been persistently high volatility in the foreign exchange market for the Brazilian real in recent years. As of December 31, 2022, 2023 and 2024, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.217, R$4.841 and R$6.192, in each case, per US$1.00. There can be no assurance that the real will not appreciate or further depreciate against the U.S. dollar or other currencies in the future.

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

The Nuvini Group’s performance is impacted by the overall health and growth of international economies, specifically in Brazil. In Brazil, gross domestic product (“GDP”) growth has fluctuated over the past few years, with contractions of 3.5% and 3.3% in 2015 and 2016, respectively, followed by growth of 1.3% in 2017 and 1.8% in 2018. In 2019, Brazilian GDP grew by 1.42%, and in 2020 it contracted 43.3%. In 2021, it grew by 5.0% and, in both 2022 and 2023, Brazilian GDP grew by 2.9%, and in 2024 it grew by 3.4%. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force (particularly in information technology sectors) and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on the Nuvini Group.

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

The Nuvini Group may be held liable for the labor, tax, social security and other obligations of third parties.

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

Increases in investment in research and development could decrease overall margins.

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

Nuvini has been a public company trading on Nasdaq since October 2023. Prior to this, Nuvini was a private company with limited accounting resources and processes necessary to address Nuvini’s internal control over financial reporting and procedures. Nuvini’s management has completed an assessment of the effectiveness of Nuvini’s internal controls over financial reporting and concluded that our management’s control over financial reporting was not effective as of December 31, 2024. See “Item 5—Control and Procedures—Management’s Annual Report on Internal Control Over Financial Reporting.” Nuvini S.A.’s independent registered public accounting firm has not conducted an audit of Nuvini S.A.’s internal control over financial reporting. In connection with the audit of Nuvini’s consolidated financial statements for the year ended December 31, 2024, and December 31, 2023, a number of material weaknesses in Nuvini’s internal control over financial reporting as of December 31, 2024, and December 31, 2023, were identified. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual consolidated financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to:

●	inability to implement a system of internal control over financial reporting considering the following components: (i) implementing a structure and establishing standards and processes to provide a basis for carrying out internal control activities across the organization; (ii) a risk assessment process for identifying and assessing risks for the achievement of financial reporting objectives; (iii) formal structure and controls related to “segregation of duties” around the critical elements of our financial reporting processes, including revenue recognition, impairment testing, financial instruments and significant or unusual transactions (among others); and (iv) monitoring process and oversight on;

●	insufficient accounting resources and processes necessary to comply with IFRS Accounting Standards and SEC reporting requirements, specifically: (i) ineffective design, implementation and operation of controls within the financial reporting process relating to preparation and review of the financial statements, including the technical application of IFRS Accounting Standards and SEC reporting; (ii) ineffective design, implementation and operation of controls within the financial reporting process, including the lack of sufficient accounting policies and procedures for the maintenance of accurate accounting records, and especially those related to the accounting for complex transactions; (iii) lack of sufficient knowledge, experience and training of finance and accounting personnel with respect to accounting and financial reporting requirements; and (iv) inadequate governance structure, including the lack of appropriate oversight of accounting and financial reporting matters; and

●	ineffective information technology (“IT”) general controls for information systems that are relevant to the preparation of the consolidated financial statements, including (i) insufficient policies and procedures over granting, reviewing, and revoking client access to IT applications and IT databases, and over change management; and (ii) governance and structure to manage and control access to in-scope application systems and changes to programs.

Each of the material weaknesses described above could result in a material misstatement of one or more account balances or disclosures in our future annual consolidated financial statements that would not be prevented or detected on a timely basis.

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

Because Nuvini recognizes revenue from the Nuvini Group’s proprietary SaaS businesses over the monthly term of each contract, downturns or upturns in new sales and renewals will not be immediately reflected in Nuvini’s results of operations.

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

Nuvini has increasing fixed financial costs in connection with its indebtedness and has incurred an increasing amount of debt in recent years to support Nuvini’s acquisitions. As of December 31, 2023, Nuvini had an aggregate principal amount of R$19.2 million of total outstanding loans, financing and loans from investors and R$11.4 million in cash and cash equivalents. As of December 31, 2024, Nuvini had an aggregate principal amount of R$24.9 million of total outstanding loans, financing and loans from investors and R$18.0 million in cash and cash equivalents.

Overall, a large portion of the indebtedness is comprised of deferred and contingent consideration due as a result of Nuvini’s acquisitions, of which the value of certain contingent consideration payments is driven by the future performance of the respective acquired company. As of December 31, 2023 and 2024, the total deferred and contingent consideration on acquisitions outstanding was R$232.1 million and R$277.2 million, respectively.

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

As of December 31, 2024, the total loans and financing includes (i) Debentures issued on May 14, 2021 in the amount of R$40.7 million, accruing interest at a rate per year equal to CDI plus 10.6%, (ii) loans and financing totaling R$2.9 million accruing interest at a weighted average rate of 11%, (iii) loans from investors totaling R$22.0 million of principal balance with interest at a rate per year equal to CDI plus 10.0% with a 15% premium on the principal loan amount, payable in Nuvini Ordinary Shares upon Closing, and (iv) loan agreements with Jose Mario with a remaining balance of R$1.1 million with interest calculated as CDI plus 10% per year. Refer “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for additional details on these related party transactions.

From January 27, 2022, and March 28, 2022, Nuvini entered into four additional loan agreements with Pierre Schurmann. The first and second loan agreements were entered into on January 27, 2022, in the principal amount of R$0.5 million and R$0.3 million, respectively, each carrying an interest rate of 100% of CDI plus 3% per annum. The third loan agreement was entered into on February 1, 2022, with a principal amount of R$1.2 million, carrying an interest rate equal to 100% of CDI plus 3% per annum. The fourth loan agreement was entered into on March 29, 2022, with a principal amount of R$1.2 million, carrying an interest rate equal to 100% of CDI plus 3% per annum. On April 28, 2022, Nuvini and Pierre Schurmann entered into a first consolidated amendment applicable to all the Related Party Loan Agreements in order to (i) condition the payment of the Related Party Loan Agreements to the achievement of a gross debt indicator/pro forma EBITDA less or equal to 3.5x for three consecutive semesters by Nuvini, in connection with the Exposure Premium, as per deliberated in a general meeting of the debenture holders; and (ii) equalize the interest rates of all Related Party Loan Agreements in 100% of the CDI plus 8% per annum. In 2023, Pierre Schurmann entered into two additional loan agreements. The first agreement entered into on February 13, 2023, in the principal amount of R$3.3 million with interest of 10 % per year and 100% of CDI, and with a maturity of 12 months. The second agreement entered into on July 3, 2023, in the principal amount of R$1.0 million interest equivalent to 23.25% per year, and term date of October 25, 2023.

In December 2022, all amounts payable under these loans, amounting to R$16.8 million were converted into subscription rights. For more information related to the subscription rights, see “Note 17—Equity and divestitures” of Nuvini’s consolidated financial statements included elsewhere in this annual report. On December 15, 2022, Nuvini entered into a loan agreement with Schurmann, in the principal amount of R$3.2 million with an interest rate of 10% per annum and 100% of CDI, with a 16 month maturity. On February 13, 2023, Nuvini entered into a loan agreement with Schurmann, with a principal amount of R$3.3 million, carrying an interest rate equal to 100% of CDI plus 10% per annum. The purpose of the loan agreement was to provide Nuvini with working capital to fund its operations. In 2023, the Company entered into eight additional loan agreements with seven separate third party investors in the amount totaling R$7.4 million. The loans are subject to Selic interest plus 10% per year and a 2% penalty on the value of the agreement if the loan payments become overdue. For the year ended December 31, 2024, the Company entered into three loan agreements totaling R$4.8 million. The loans are subject to Selic interest plus 8%-10% per year, and a 2% penalty on the value of the agreement if the loan payments become overdue. No payments have been issued on the loans from investors as of December 31, 2024 and 2023.

Nuvini also entered into a separate agreement that provides for the payment of additional amounts to Debenture Holders outstanding in the event of certain liquidity events, as defined, or the early redemption of the debentures by Nuvini in whole or in part prior to maturity the “Exposure Premium.” The Exposure Premium due to Debenture Holders under a qualifying liquidity event, determined pursuant to the terms of the Debenture Agreement, is calculated as 5% of the total equity value of all the shares of Nuvini on the date of the liquidity event, applied pro-rata based on the total Debentures initially acquired by the Debenture Holders in proportion to every 250,000 Debentures authorized for issuance. As only 58,000 of 250,000 Debentures were issued to the Debenture Holders, the total exposure is 1.16% of total equity value of all the shares of Nuvini on the date of liquidity event, limited to the applicable percentage cap of the value of the Debentures outstanding. This agreement represents a free-standing derivative accounted for as a financial liability based on its fair value. As of December 31, 2023, and 2024, the fair value of the Exposure Premium was R$1.8 million and R$2.9 million, respectively.

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

Under the terms of the Debenture Agreement, Nuvini is subject to restrictive and affirmative covenants including restrictions on Nuvini’s change of control, the change of Nuvini’s ownership structure and corporate reorganization, limitations on certain consolidations, mergers and sales of assets, restrictions on the payment of dividends and financial covenants. Some of these financial covenants comprise (i) Gross Debt/EBITDA Pro Forma indicator, less than or equal to (a) 4.0x (four times), being the calculation based on the year ending December 31, 2021; (b) 3.5x (three times) to be verified based on the annual and consolidated financial statements of the consolidated financial statements of Nuvini, as calculated on the year ended December 31, 2022; and (c) 3.0x (three times) to be verified based on the annual and consolidated financial statements of Nuvini, with the first determination based on the year ending December 31, 2023 onwards; (ii) Pro Forma EBITDA Margin in relation to Net Revenue equal to or greater than 20% (twenty percent); and (iii) Debt Service Coverage Ratio (“DSCI”) greater than or equal to 4.0x (four times) until the expiration date, given that the DSCI is the sum of “cash and cash equivalents” and “cash flow from operational activities.” Further, due to the Debenture Holder’s risk related to Nuvini’s Debentures, in addition to the fixed payments described above, Nuvini is also required to pay an Exposure Premium to the Debenture Holder, in proportion to the amount of Debentures initially acquired during the Debenture First Issue, upon the occurrence of a liquidity event or early redemption of the Debentures. Liquidity events are defined as the sale, exchange or alteration of the capital structure of Nuvini such as reorganization or the public sale of shares equivalent to at least 10% of the total capital stock of Nuvini.

On December 31, 2022, Nuvini did not demonstrate the ability to meet any of the three covenants established and kept the balance of Debentures in current liabilities, however, Nuvini requested from the Debenture Holders a waiver valid for the next 12 months, which was granted and formalized in a Debenture Holders general meeting (“DHGM”) dated March 30, 2022, prior to the issuance Nuvini’s consolidated financial statements for the year ended December 31, 2021. At the same DHGM, the Debenture Holders agreed to change the covenant of Gross Debt / Pro Forma EBITDA Pro Forma to 7.2x, the covenant of EBITDA Margin Pro Forma in relation to net revenue to equal or higher than 7.1% and maintain the ICSD covenant at 4.0x for the year of 2022. On December 31, 2022, Nuvini did not meet the Debt Service Coverage Index for the 2022 year and requested an additional waiver for the 2022 year that was approved and granted at a DHGM dated February 9, 2023. On May 8, 2023, the debenture holders granted the Company’s request to extend the scheduled amortization date of the debentures to August 14, 2023. Principal payments totaling R$7.4 million were made on the debentures in 2023. The payment balances were issued on October 2, 2023, October 13, 2023, and December 28, 2023, in the amount of R$2.5 million, R$2.5 million and R$2.4 million respectively.

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

As of December 31, 2024, the Company did not meet the debt service coverage index covenant, as the calculated index was 0.7x which is less than the 4.0x targeted threshold. The Company requested a waiver for the covenant violation on April 24, 2025, which would alleviate any Company concerns regarding a potential early debt maturity due to the covenant breach. The debenture holders granted the Company’s request on April 29, 2025.

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

Changes to U.S. tariff and import/export regulations may have a negative effect on our business, financial condition and results of operations.

The United States has recently enacted and proposed to enact significant new tariffs. Additionally, President Trump has directed various federal agencies to further evaluate key aspects of U.S. trade policy and there has been ongoing discussion, commentary and actions regarding potential significant changes to U.S. trade policies, treaties and tariffs. In 2025, the Trump administration indicated that the United States will impose retaliatory measures with respect to jurisdictions that have or are likely to put in place tax rules that are extraterritorial or disproportionately affect U.S. companies. The likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business. As of the date of this Annual Report, discussions remain ongoing in respect of certain trade restrictions and tariffs on imports from Canada, China and Mexico, as well as retaliatory tariffs enacted in response to such actions. In light of these events, there continues to exist significant uncertainty about the future relationship between the U.S. and other countries with respect to such trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the United States. Any of these factors could depress economic activity and restrict our access to suppliers or customers and have a material adverse effect on their business, financial condition and results of operations, which in turn would negatively impact us.

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

In order to maintain Nuvini’s current status as a foreign private issuer, either (a) more than 50% of the voting power of all of Nuvini’s outstanding classes of voting securities (on a combined basis) must be either directly or indirectly owned of record by non-residents of the United States or (b) (1) a majority of Nuvini’s executive officers or directors must not be U.S. citizens or residents; (2) more than 50% of Nuvini’s assets cannot be located in the United States; and (3) Nuvini’s business must be administered principally outside the United States. Nuvini intends to monitor the composition of Nuvini’s shareholder base to determine whether we meet these criteria. If Nuvini loses this status, Nuvini would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. Nuvini may also be required to make changes in Nuvini’s corporate governance practices in accordance with various SEC and Nasdaq rules, and report Nuvini’s financial statements under US GAAP, which may differ materially from IFRS Accounting Standards, all of which may involve time, effort and additional costs to implement. The regulatory and compliance costs to Nuvini under U.S. securities laws if Nuvini is required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs Nuvini incurs as a foreign private issuer.

The exercise or conversion of outstanding derivative securities, including warrants, options and convertible notes, could increase the number of Nuvini Ordinary Shares eligible for future resale in the public market and result in significant dilution to our shareholders.

We have issued various derivative securities, including warrants, options and convertible notes, that are exercisable or convertible into Nuvini Ordinary Shares, including, without limitation, warrants to purchase an aggregate of 23,050,000 Nuvini Ordinary Shares, which are currently exercisable in accordance with the terms of the governing agreements at an exercise price of $11.50 per share. To the extent the market price exceeds the exercise or conversion prices of any of our outstanding derivative securities and such securities are exercised or converted, we will be required to issue additional Nuvini Ordinary Shares. This will result in dilution to existing shareholders and will increase the number of shares eligible for resale in the public market.

Sales of substantial amounts of Nuvini Ordinary Shares in the public market, or the perception that such sales may occur as a result of the exercise or conversion of derivative securities, may adversely affect the market price of Nuvini Ordinary Shares. In addition, there is no assurance that any of our derivative securities will ever become exercisable or convertible on favorable terms or at all prior to their expiration, and they may ultimately expire worthless.

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

All outstanding Unvested Nuvini Options at the time of consummation of the Business Combination were converted into unvested options for Nuvini Ordinary Shares under the Legacy Stock Option Plan, which totaled 1,939,692 options exercisable for Nuvini Ordinary Shares, as determined in accordance with the Exchange Ratio. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of profit or loss in accordance with IFRS Accounting Standards. As a result of these grants, we incurred share-based compensation of R$0.9 million in 2024, R$6.2 million in 2023 and R$9.9 million in 2022. For more information on the share incentive plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Stock Option Plan.”

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

Nuvini received a notification letter (the “Bid Price Notice”) dated April 14, 2025, from the Listing Qualifications Department of the Nasdaq notifying Nuvini that the minimum bid price per share of its ordinary shares was below US$1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of one hundred eighty (180) calendar days from the Bid Price Notice, or until October 13, 2025 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s ordinary shares is at least US$1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

On April 14, 2025, the Company received a letter from Nasdaq indicating that per the Company’s market value of listed securities (“MVLS”) for the 30 consecutive business day period from February 28, 2025, through April 11, 2025, the Company did not maintain the minimum MVLS of US$35,000,000 required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(b)(2). The Company will be afforded a period of 180 calendar days, or until October 13, 2025 (the “MVLS Compliance Period”), in which to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(C). In order to regain compliance with Nasdaq’s minimum MVLS requirement, the minimum MVLS of the Company’s ordinary shares must meet or exceed US$35,000,000 for a minimum of ten consecutive business days during the MVLS Compliance Period. In the event the Company does not regain compliance by the end of the MVLS Compliance Period, the Company will receive written notification that its securities are subject to delisting, which the Company may appeal to a hearings panel. The Company intends to continue to monitor the MVLS of its ordinary shares between now and October 13, 2025, and will consider the various options available to the Company if its ordinary shares do not trade at a level that is likely to regain compliance. There can be no assurance that the Company will be able to regain compliance with the MVLS requirement or maintain compliance with any of the other Nasdaq Capital Market continued listing requirements.

On January 9, 2025, the Company received a notice from Nasdaq indicating that the Company is not currently in compliance with Nasdaq’s Listing Rule 5250(c)(2) due to the Company’s failure to file an interim balance sheet and income statement as of and for its second quarter ended June 30, 2024 (the “Interim Financials”) on Form 6-K with the Commission. Pursuant to Nasdaq Listing Rule 5250(c)(2), the Company was required to file its Interim Financials no later than six months following the end of its second quarter ended June 30, 2024, or December 31, 2024. The Company has not yet filed the required Interim Financials. This notice received from Nasdaq has no immediate effect on the listing or trading of the Company’s ordinary shares and warrants. Nasdaq has provided the Company with 60 calendar days, until March 10, 2025, to submit a plan to regain compliance. On February 4, 2025, Nuvini filed a Form 6-K containing an interim balance sheet and income statement as of the end of its second quarter of 2024.

The 20-F Notice and the Bid Price Notice had no immediate effect on the listing of the Company’s ordinary shares, and the Company’s ordinary shares continue to trade on Nasdaq under the symbol “NVNI.” If Nuvini does not regain compliance under the compliance plan approved by the Nasdaq, Nasdaq will notify Nuvini that its Ordinary Shares will be delisted. Nuvini may be unable to maintain the listing of Nuvini securities in the future. If Nuvini is delisted, there could be significant material adverse consequences, including:

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

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is www.sec.gov.

Capital Expenditures

Nuvini’s capital expenditure balance is made up of cash payments to acquire property and equipment and intangible assets that are reflected in net cash outflows from investing activities.

For the year ended December 31, 2024, capital expenditures amounted to R$16.0 million, of which R$1.8 million related to the purchase property and equipment and R$14.2 million related to the capitalization of development expenses.

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

In May 2024, Nuvini received a notice of non-compliance (the “20-F Notice”) from the Listing Qualifications Department of the Nasdaq stating that Nuvini was not in compliance with Nasdaq Listing Rule 5250(c)(1) because Nuvini did not timely file its annual report for the fiscal year ended December 31, 2023, on Form 20-F with the SEC.

Nuvini received a notification letter (the “Bid Price Notice”) dated November 1, 2024, from the Listing Qualifications Department of Nasdaq notifying Nuvini that the minimum bid price per share of its ordinary shares was below US$1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of one hundred eighty (180) calendar days from the Bid Price Notice, or until April 30, 2025 (the “Compliance Period”), to regain compliance with Nasdaq’s Minimum Bid Price Requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s ordinary shares is at least US$1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event Nuvini does not regain compliance by April 30, 2025, Nuvini may be eligible for an additional 180 calendar day grace period. To qualify, Nuvini will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary.

Nuvini intends to monitor the closing bid price of its ordinary shares and will consider its options in order to regain compliance with the Minimum Bid Price Requirement.

The Bid Price Notice had no immediate effect on the listing of the Company’s ordinary shares, and the Company’s ordinary shares continue to trade on Nasdaq under the symbol “NVNI.” If Nuvini does not regain compliance under the compliance plan approved by the Nasdaq, Nasdaq will notify Nuvini that its Ordinary Shares will be delisted. Nuvini may be unable to maintain the listing of Nuvini securities in the future.

On January 9, 2025, the Company received a notice from Nasdaq indicating that the Company is not currently in compliance with Nasdaq’s Listing Rules due to the Company’s failure to file an interim balance sheet and income statement as of and for its second quarter ended June 30, 2024 (the “Interim Financials”) on Form 6-K with the Commission. Pursuant to Nasdaq Listing Rule 5250(c)(2), the Company was required to file its Interim Financials no later than six months following the end of its second quarter ended June 30, 2024, or December 31, 2024. This notice received from Nasdaq has no immediate effect on the listing or trading of the Company’s ordinary shares and warrants. Nasdaq has provided the Company with 60 calendar days, until March 10, 2025, to submit a plan to regain compliance. On February 4, 2025, Nuvini filed a Form 6-K containing an interim balance sheet and income statement as of the end of its second quarter of 2024.

Nuvini received a notification letter, (the “Bid Price Notice”) dated April 14, 2025, from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the minimum bid price per share of its ordinary shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). On April 14, 2025, Nuvini also received a letter from Nasdaq indicating that, based upon the Company’s market value of listed securities (“MVLS”) for the 30 consecutive business day period from February 28, 2025 through April 11, 2025, the Company did not maintain the minimum MVLS of US$35,000,000 required for continued listing on the Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(b)(2). The Company will be afforded a period of 180 calendar days, or until October 13, 2025 (the “MVLS Compliance Period”), in which to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(C).

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

Private Placements

On January 15, 2024, Nuvini entered into individual subscription agreements with specific investors in a private placement. These investors committed to subscribing for and purchasing a total of 1,358,824 shares at a conversion price of US$1.700, in exchange for an investment of US$2,310,000.

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

On December 31, 2024, Nuvini entered into a private placement transaction, pursuant to a Securities Purchase Agreement (the “2025 Purchase Agreement”) with certain institutional investors for aggregate gross proceeds of $12.0 million, before deducting fees to the placement agent and other expenses payable by the Company in connection with the Private Placement. Under the 2025 Purchase Agreement, the Company agreed to issue (i) 3,680,982 ordinary shares of the Company, par value US$0.00001 per share, (ii) certain Series A ordinary share purchase warrants registered in the name of each purchaser to purchase up to a number of ordinary shares equal to 50% of such purchaser’s ordinary shares (the “Series A Warrant”), subject to certain adjustments, with an alternative cashless exercise option allowing holders to receive twice the number of shares upon exercise if exercised under certain conditions, and (iii) certain Series B Ordinary share purchase warrants registered in the name of such purchaser to purchase up to a number of ordinary shares equal to the maximum eligibility number, which is the number of shares underlying the Series B Warrants determined from time to time per the Reset Price, defined as the greater of 80% of the lowest volume weighted average price during the Reset Period and US$0.652. The Series A Warrants are immediately exercisable and expire one year from the effectiveness of the registration statement with respect to the underlying ordinary shares for a purchase price equal to US$6.52 per ordinary share, subject to adjustments, pursuant to the Series A ordinary share purchase warrant. The Series B Warrants are immediately exercisable and expire five years from the effectiveness of the registration statement for a purchase price equal to US$0.0001 per ordinary share, subject to adjustments pursuant to the Series B ordinary share purchase warrant. The closing of the private placement transaction occurred on January 2, 2025.

In addition, the Company issued placement agent warrants to the placement agent in the 2025 Offering to purchase an aggregate of 276,073 shares at an exercise price of US$3.26 per share. On January 31, 2025, the Company amended the placement agent warrants (“Amended Placement Agent Warrants”) to match their terms with the Series A Warrants. The amendments include a reset feature, adjusting the exercise price to the lower of the existing price and 80% of the lowest daily VWAP during the Reset Period, subject to a US$0.652 floor price, and an alternative cashless exercise option, allowing holders to receive twice the number of shares upon exercise if exercised under certain conditions. The Amended Placement Agent Warrants are immediately exercisable and expire five years from the issuance date.

The above description is a summary of the form of the Purchase Agreement filed as exhibit 10.1 to the Form 6-K filed on January 6, 2025, and incorporated herein by reference.

Issuance of Class FF shares

In March 2025, we amended our amended and restated memorandum and articles of association to create a new class of super voting shares designated as Class FF shares. On March 27, 2025, Nuvini issued of a total of 500,000 Class FF shares, par value US$0.00001 per share, with each class FF share having 1,000 votes. Pierre Schurmann, Chief Executive Officer of the Company, was issued 350,000 Class FF Shares for a total subscription price of US$3.50. Luiz Busnello, Chief Financial Officer of the Company, was issued 150,000 Class FF Shares for a total subscription price of US$1.50.

Approval of Reverse Share Split

On March 20, 2025, the shareholders of Nuvini approved by special resolution, that the Company shall effectuate a reverse share split of: (i) the authorized and issued and outstanding shares; and (ii) the authorized and unissued shares, in the capital of the Company, par value US$0.00001 per share, in a ratio of any whole number in the range of 2-to-1 up to 250-to-1 with such ratio to be determined in the discretion of the Board of Directors of the Company (the "Subdivision"), effective upon the Board of Directors determining the ratio and resolving to approve the Subdivision.

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

As further detailed below in “Capabilities of the Nuvini Acquired Companies,” the Nuvini Acquired Companies offer proprietary SaaS products to their clients to meet certain critical requirements. Nuvini believes that the Nuvini Acquired Companies’ products and services enable each of their respective clients to increase sales, improve client service, increase team productivity and operate more cost-effectively.

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

Capabilities of the Nuvini Acquired Companies

Nuvini seeks to buy, manage and grow SaaS companies that provide mission-critical services. Listed below are the Nuvini Acquired Companies and their respective offerings. As of December 31, 2024, the Nuvini Acquired Companies with a material contribution on Nuvini’s revenues are Effecti, Ipe, and Mercos.

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

Seasonality

Nuvini’s business in general is not subject to seasonality although the Nuvini Group has historically received a higher volume of orders from new and existing clients during the second half of each year. See “—Sales and Marketing Channels” for more information

Growth Opportunity

Nuvini’s target geographic markets include Brazil and Latin America, which have a combined annual global IT spend of US$169 billion. The Latin American SaaS sector is expected to grow rapidly within the coming years. In 2024, the Latin American Software as a Service (SaaS) market reached approximately US$6,14 billion and is projected to grow at a compound annual growth rate (CAGR) of 7.5% from 2025 to 2034, aiming for US$9.13 billion by 2034, according to Statista and Informes de Expertos.

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

Nuvini maintains a robust and active M&A pipeline to ensure its continued growth. As of December 2024, Nuvini has approximately 158 target companies, 92 analyzed companies, and 32 companies in the current engaged pipeline. Nuvini conducts its initial analysis by considering if a company should be in its M&A pipeline for being generally a profitable B2B SaaS company with a consolidated business model, recurring revenue, positive cash generation and relevant growth potential, and has received an expected purchase price or valuation from the selling company or its advisors. Nuvini believes that it could sign a non-binding letter of intent for an M&A transaction with any of the companies in its current engaged pipeline at any time based on Nuvini’s initial analysis and current market dynamics. Nuvini’s initial analysis is meant to ensure that such companies are already interested in Nuvini’s model and are willing to engage Nuvini without the need for Nuvini to actively and further pursue such companies. Nuvini believes that the current market conditions where the Nuvini Group operates are depressed and deflated, which translates to fewer competing bidders. Nuvini believes that its model is attractive for such companies in the current market conditions because most of Nuvini’s M&A activities are not integrations or consolidations, but involve creating plans that do not intend to decrease or terminate employees of the acquired companies. Additional factors also indicate that such companies will sign non-binding letters of intent including overall company strategy, cultural fit, financial considerations, market conditions, regulatory considerations and the interests of the Nuvini Group as a whole. All companies that are engaged in the M&A pipeline have voluntarily entered discussions about potential M&A transactions. These discussions have involved sharing data rooms to provide information about the company, allowing Nuvini to learn more about the company’s business, meeting founders and managers, and permitting Nuvini to conduct market research. Nuvini continues to receive monthly updates from these companies for a period of 6 to 12 months before Nuvini decides to pursue a transaction. While Nuvini acquisition targets are generally profitable, Nuvini is an early stage company with a history of operating losses. See “Risk Factors — Risks Related to the Nuvini Group’s Business — Nuvini is an early-stage company with a history of operating losses and expects to incur significant expenses and continuing losses at least for the near- and medium-term, which may affect its ability to continue as a going concern”.

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

The Nuvini Group believes it is well-positioned to expand its presence as a SaaS platform in Brazil into Latin America. This expansion strategy is bolstered by structural competitive advantages provided by the Nuvini Acquired Companies’ own integrated platform and proprietary technologies with vast untapped potential to be further unlocked. In particular, the Nuvini Group intends to pursue the following measures for sustainable growth:

●	Inorganic growth: The Nuvini Group provides solutions for Brazil and believes it has inorganic growth potential by scaling-up the proven merger and acquisition strategy into and across Latin America. Its inorganic growth strategy includes:

○	Focus on Brazil and Latin America;

○	Strategy to replicate the tested business model in other geographies;

○	Goal to conclude at least four acquisitions per year;

○	Solid pipeline mapped with companies all over Brazil; and

○	Support of Mercato, with expertise in Latin America.

●	Organic growth: The Nuvini Group intends to grow organically by accelerating the Nuvini Acquired Companies’ growth in less saturated markets; increasing efficiency and improving margins by capitalizing on cross-selling opportunities between the Nuvini Acquired Companies.

●	Roll-up of proprietary products and solutions: The Nuvini Group aims to accelerate the expansion of the Nuvini Acquire Companies’ proprietary SaaS data software solutions. Guided by a “land and expand” strategy with companies and with a product roadmap aimed to better serve large and mid-sized enterprises, the Nuvini Group believes that certain of the Nuvini Acquired Companies’ clients will naturally migrate away from third-party product offerings to the Nuvini Acquired Companies’ proprietary solutions. The Nuvini Group expects to be able to extract more value from the Nuvini Acquired Companies’ client portfolio, with each of their legacy businesses serving as a strong source of referrals for its proprietary platforms and solutions. Moreover, the Nuvini Group believes that its increased offering of AI & data analytics services can facilitate a deepening of its client relationships, which, in turn, can present additional cross-selling and upselling opportunities for the Nuvini Acquired Companies’ proprietary solutions.

●	Expand global footprint through selective geographic extension to attract diverse clients across geographies: The Nuvini Group believes that most organizations will in the future embrace a data-centric business approach, as evidenced by an increase in public cloud adoption, and, therefore, there is a substantial opportunity to continue in growing the Nuvini Acquired Companies’ client base globally. The Nuvini Group intends to pursue geographic expansion by increasing market penetration in Brazil and Latin America, while expanding into new locations. The Nuvini Group believes that this increased global penetration will be driven by the expansion of Latin America-based clients expanding outside of their local geographies, as well as multinationals that develop a software solution to serve their Latin American operations and then seek to implement it across their global operations. The Nuvini Group believes it is well-positioned to capture this global expansion trend with a portfolio of products with global reach, internationally competitive pricing and the ability to provide 24x7 support. To drive new client growth, the Nuvini Group intends to continue investing in sales and marketing both in Brazil as well as in its core expansion sectors. Nuvini intends to expand its operations internationally both organically and via acquisitions. For the years ended December 31, 2024 and 2023, 100% of revenue was generated in Brazil.

●	Expand relationships with existing clients and focus on cross and up-selling opportunities: As clients realize the benefits of the Nuvini Acquired Companies’ SaaS services, clients typically increase their consumption by processing, storing and sharing more data and gradually replacing third-party software products. In this way, the Nuvini Acquired Companies’ client relationships typically begin with offering a single software product or service and, over time, evolve to encompass a full range of data solutions across a broader range of platforms. To this end, the Nuvini Group intends to further expand the scope of the technical services provided by the Nuvini Acquired Companies’ software engineers as well as build specialized data software solutions for existing clients, particularly through increased investments in enhanced up-selling and cross-selling efforts. Nuvini intends to focus such endeavors on large clients with expansive data needs in order to promote scale and operating leverage for the Nuvini Acquired Companies’ software and technical services.

●	Execute bolt-on acquisitions with strategic value: Nuvini intends to pursue selected strategic acquisitions, joint ventures, investments and alliances that can (i) accelerate the execution of its business plan, (ii) maximize cross-selling and up-selling opportunities and (iii) strengthen the Nuvini Group’s relationships with Latin American and multinational companies to expand awareness and usage of its product portfolio. In addition, Nuvini intends to pursue acquisition opportunities that may expand its technological and software development capabilities, add proprietary intellectual property and bring experienced, talented and dedicated professionals to the Nuvini Group’s team.

Nuvini believes Nuvini Acquired Companies’ management teams have benefited from Nuvini’s solutions, which brought efficiency, speed, assertiveness and optimization to their decisions in the following ways:

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

Market Opportunity

We are well-positioned to leverage favorable industry trends across various business sectors. The latest advancements in technology and market dynamics are reshaping how organizations utilize data, which we believe will benefit us. Key trends include:

●	Digital Transformation as a Competitive Necessity: Digital transformation is now a critical priority for nearly all global organizations, regardless of industry. This shift fundamentally changes how businesses use technology to engage with customers and compete in the market. Software applications have become essential drivers of business success. Conversely, poor technological performance can lead to negative user experiences, lost revenue, customer attrition, a damaged brand image, and decreased employee productivity. Consequently, companies across sectors are making significant investments to digitally transform their operations and enhance customer experiences.

●	Data as the Core of Business Innovation: Data is pivotal in driving a company’s digital transformation, offering deeper insights into business optimization. It has revolutionized how customer relationships are managed, enabling the delivery of engaging and personalized experiences, anticipating market trends, predicting customer behavior, and shaping new business strategies. We believe that organizations worldwide are actively seeking ways to transform their operations by capturing, analyzing, and utilizing data effectively.

Customers

The clients of the Nuvini Acquired Companies are ultimately the clients of the Nuvini Group. The largest clients typically engage the Nuvini Group for more than one software product or solution, together with complementary data analytics and other support services, each pursuant to separate contracts with varying scopes and durations based on the type of product or service. However, the Nuvini Group did not have any significant clients, constituting over 10% of its overall revenue. For the years ended December 31, 2024 and 2023, the Nuvini Group had a total of 22,786 and 21,708 clients, respectively. The Nuvini Group’s client base is diversified and unique to each Nuvini Acquired Companies’ services and product lines.

Sales and Marketing Channels

Nuvini sells its products and services through the Nuvini Acquired Companies’ direct sales and marketing teams, consisting of 134 individuals across all subsidiaries. Each Nuvini Acquired Company has a dedicated sales and marketing team which has in-depth knowledge of the sector as well as how each of its products and services can support clients.

Consistent with other data solutions and software providers, the Nuvini Group has historically received a higher volume of orders from new and existing clients during the second half of each year. Nuvini believes that this results from higher retail sales volume during the second half of the year.

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

Nuvini’s direct competitors include Constellation Software Inc, Vitec, Roper Technologies and Tyler Technologies. Although Nuvini’s competitors have completed a higher number of acquisitions (primarily based on when each competitor was founded), Nuvini has demonstrated higher recurring revenues, gross margin and Adjusted EBITDA margin compared to its competitors. For additional information on Adjusted EBITDA Margin, see the section entitled “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures.” More importantly, Nuvini believes that its focus on the Brazilian and Latin American markets provides a competitive edge because unlike its other direct competitors operating in a more expansive global regions, Nuvini is able to direct and devote resources to the Brazilian and Latin American markets, while also providing local support to the Nuvini Acquired Companies.

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

C. Organizational Structure

The following chart outlines the Nuvini Group’s corporate structure (all subsidiaries are wholly-owned unless otherwise noted) as of December 31, 2024:

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

Nuvini S.A. calculates MRR at the end of each period by multiplying the number of clients who have subscription plans with Nuvini S.A. at the period end date by the average monthly subscription plan fee revenue in effect on the last day of that period, assuming they maintain their subscription plans the following month. MRR allows us to average its various pricing plans and billing periods into a single, consistent number that we can track overtime. Nuvini S.A. also analyzes the factors that make up MRR, specifically the number of paying clients using its platform and changes in its average revenue earned from subscription plan fees per paying client. In addition, Nuvini S.A. uses MRR to forecast and predict future subscription solutions revenue.

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

MRR and ARR should not be viewed by investors as alternatives to actual monthly revenue, as determined in accordance with IFRS Accounting Standards. Other companies may not calculate MRR or ARR in the same manner. Accordingly, Nuvini S.A.’s MRR and ARR may not be comparable to other companies’ MRR and ARR. MRR and ARR should be considered only as supplements to total revenues as a measure of its performance. MRR and ARR should not be used as measures of its results of operations or liquidity, nor is it indicative of funds available to meet its cash needs, including its ability to make distributions to its stockholders.

	Year Ended December 31,
(in thousands of Brazilian reais except Recurring percentage)	2024	2023	2022
Average monthly Recurring Revenue(1)(2)	14,440	13,285	9,996
Recurrence percentage (average year)(3)(4)	90.8%	87.7%	84.8%
Actual Recurring Revenue	173,283	159,416	119,952

(1)	Monthly Recurring Revenue is defined as the predictable revenue earned on a month-to-month basis from the clients of the Nuvini Acquired Companies.

(2)	The revenue composition of a SaaS model company is composed of recurring and non-recurring revenues from setup and other one-time projects. The basis of calculating Recurring Revenue is the dollar value of subscriptions that are considered automatically renewed based on their respective existing subscription agreements with the Nuvini Acquired Companies.

(3)	Recurrence percentage is the percentage of total recurring revenue over total net revenue. The Nuvini Group considers all existing subscriptions as recurring revenue, except those specifically requested by certain clients to be canceled. Nuvini S.A. believes that a high Recurrence percentage shows that the Nuvini Group’s subscriptions are relevant and valuable to its clients, even during interruptions such as the COVID-19 pandemic. Nuvini S.A. believes that a high Recurrence percentage demonstrates the strength of its business model and the relevance of the Nuvini Group to its clients.

(4)	Recurring Revenue is generated from the client base. This base also consists of a number of recurring clients who continue to purchase the Nuvini Group’s subscriptions on a recurring monthly basis. As of December 31, 2024, 2023, and 2022, 97.1%, 96.7%, and 95.4% of clients, respectively, renewed their subscription to Nuvini Group’s services or products on a monthly basis.

ARPU: Nuvini S.A. utilizes Average Revenue Per User (“ARPU”) as a measure of its consolidated performance and as a metric for forecasting future revenue by multiplying projections of clients by the projected ARPU for a given period. For purposes of calculating ARPU, a “user” is defined as a client of the Nuvini Group.

ARPU is calculated by dividing total net revenue the total number of clients.

	Year Ended December 31,
(in thousands of Brazilian reais,)	2024	2023	2022
Net Revenue	193,282	168,985	124,545
Nuvini Group Clients	22,786	21,708	21,644
ARPU	8.5	7.8	5.8

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

In addition, other significant factors affecting Nuvini S.A.’s performance and results of its operations include:

●	Nuvini S.A.’s ability to attract new clients and its ability to retain existing clients, as well as to increase its net revenue from existing clients pursuant to the expansion of services provided to them;

●	Nuvini S.A.’s ability to expand and deepen the quality, range and diversity of its portfolio of service offerings while maintaining excellent quality standards;

●	Nuvini S.A.’s ability to maintain favorable pricing;

●	Nuvini S.A.’s ability to maintain and strengthen a strong brand and corporate reputation.

	Year Ended December 31,
	2024		2023		2022
Churn % (at period end)	(2.9)%		(3.3)%		(4.6)%
LTV / CAC	6	x	4	x	3	x

Non-IFRS Financial Measures

This Annual Report presents the non-IFRS financial measures “EBITDA”, “Adjusted EBITDA”, “Adjusted EBITDA Margin”, and “Adjusted Free Cash Flow”. See “–Going Concern, Liquidity and Capital Resources–Cash Flows –Adjusted Free Cash Flow” for a reconciliation of Adjusted Free Cash Flow to net cash from (used in) operating activities. Nuvini S.A. believes that these non-IFRS financial measures help to depict a representation of performance (EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin) and liquidity (Adjusted Cash Flow) of the underlying business, enabling Nuvini S.A. to evaluate and plan more effectively in the future. In addition, Nuvini S.A. uses these measures internally to establish forecasts, budgets and operational goals to manage and monitor its business. Nuvini S.A. believes that these non-IFRS financial measures help to depict a more realistic representation of the performance of the underlying business, enabling Nuvini S.A. to evaluate and plan more effectively for the future. Nuvini S.A. believes that investors should have access to the same set of tools that its management uses in analyzing operating results.

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

Adjusted EBITDA Margin: Adjusted EBITDA Margin is defined as Adjusted EBITDA over total net revenues. Nuvini S.A. uses Adjusted EBITDA Margin because it provides us with an operating metric that is closely tied to the operations of the business.

Neither EBITDA, Adjusted EBITDA, nor Adjusted EBITDA Margin should be considered as a measure of financial performance under IFRS Accounting Standards, and the items excluded from EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are significant components in understanding and assessing Nuvini S.A.’s financial performance. Accordingly, these metrics have limitations as an analytical tool. They should not be considered as an alternative to net income (loss) or any other performance measures derived in accordance with IFRS Accounting Standards. Nuvini S.A. calculates EBITDA as net loss before income tax, net, financial income and expenses, net and depreciation and amortization. Nuvini S.A. calculates Adjusted EBITDA by further adding back impairment of goodwill, stock-based compensation, listing expenses, IPO transaction expenses, and loss from fair value of warrants. Nuvini S.A.’s calculation of Adjusted EBITDA may be different from the calculation used by other companies, including competitors in the industry, and therefore, Nuvini S.A.’s measures may not be comparable to those of other companies. The following table presents the reconciliation of net loss to EBITDA and Adjusted EBITDA for the years ended December 31, 2024, 2023 and 2022:

	For the years ended December 31,		Year-Over-Year Change
(in thousands of Brazilian reais)	2024	2023	R$	%
Net loss	(78,209)	(247,862)	169,653	68%
Income tax, net	9,503	3,558	5,945	167%
Financial income and expense, net	85,184	55,110	30,074	55%
Depreciation and amortization	19,850	18,715	1,135	6%
EBITDA	36,328	(170,479)	206,807	121%
Impairment on goodwill	18,341	11,373	6,968	61%
Stock-based compensation	913	6,255	(5,342)	85%
Listing expenses(1)	-	176,282	(176,282)	100%
IPO transaction expenses(2)	-	35,379	(35,379)	100%
Fair value of derivative warrants(3)	1,850	(14,507)	16,357	113%
Adjusted EBITDA	57,432	44,303	13,129	30%
Net loss Margin	(40.5)%	(146.7)%
Adjusted EBITDA Margin	29.7%	26.2%

	For the years ended December 31,		Year-Over-Year Change
(in thousands of Brazilian reais)	2023	2022	R$	%
Net loss	(247,862)	(114,206)	(133,656)	117%
Income tax, net	3,558	1,776	1,782	100%
Financial income and expense, net	55,110	16,730	38,380	229%
Depreciation and amortization	18,715	17,234	1,481	8.6%
EBITDA	(170,479)	(78,466)	(92,013)	117%
Impairment on goodwill	11,373	86,897	(75,524)	87%
Stock-based compensation	6,255	9,884	(3,629)	37%
Listing expenses(1)	176,282	-	176,282	-
IPO transaction expenses(2)	35,379	-	35,379	-
Fair value of derivative warrants(3)	(14,507)	-	(14,507)	-
Adjusted EBITDA	44,303	18,315	25,988	142%
Net loss Margin	(146.7)%	(91.7)%
Adjusted EBITDA Margin	26.2%	14.7%

(1)	Consists of a one-time non-cash expense incurred in 2023 reflecting the accounting impact of the Nasdaq listing in accordance with IFRS 2.

(2)	Consists of concentrated expenses incurred in 2023 related to third-party advisory and support services incurred in connection with the reorganization transaction that are not expected to be ongoing. These services were provided by suppliers to the Company.

(3)	Consists of gain/losses from fair value of warrants.

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

	Year Ended December 31,
	2024	2023	2022
Real growth (contraction) in GDP(1)	3.4%	2.9%	2.9%
Inflation (IGP-M)(2)	6.5%	(3.2)%	5.5%
Inflation (IPCA)	4.8%	4.6%	5.8%
Long-term interest rates—TJLP (average)(3)	6.89%	7.05%	6.8%
CDI interest rate (average)(4)	12.25%	11.25%	12.4%
Period-end exchange rate—reais per $1.00(4)	6.192	4.841	5.217
Average exchange rate—reais per $1.00(4)	5.392	4.994	5.165
Appreciation (depreciation) of the real against the US$ in the period(4)	(27.9)%	7.2%	6.5%

Sources:

1.	IBGE

2.	Getulio Vargas Foundation (Fundação Getulio Vargas)

3.	Banco Nacional de Desenvolvimento Econômico e Social

4.	Central Bank

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

In 2024, the GDP grew by 3.4%, primarily due to strong household spending and investment. Brazil saw a record low unemployment rate of 6.2%, resulting in higher disposable income among households. Additionally, an easing of monetary policy and lower interest rates allowed for increased investment in the overall economy.

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

The IPCA is considered the official inflation index of Brazil, and it measures the monthly variation in prices of goods and services consumed by households with income between 1 and 40 times the minimum wage. The index is calculated by the Brazilian Institute of Geography and Statistics (the “IBGE”) and is used by the Central Bank to set monetary policy. From 2018 to 2020 the IPCA average per annum was 4.36%, and as of December 31, 2024, 2023, and 2022, it was 4.83%, 4.62%, and 5.79%, respectively, on an accumulated basis.

The IGP-M, on the other hand, measures the monthly inflation of the overall Brazilian economy, including both wholesale and consumer prices. It is calculated by the Getulio Vargas Foundation (FGV) and is widely used in contracts and agreements as a reference for price adjustments, such as rents tariffs and public utility fees. From 2018 to 2020 the IGP-M average per annum was 14.03%, and as of December 31, 2024, 2023, and 2022, it was 6.54%, (3.18)%, and 5.45%, respectively, on an accumulated basis. The IGP-M is a highly volatile index and can be influenced by factors such as exchange rate fluctuations, commodity prices, and supply chain disruptions, therefore, its annual average can vary significantly from year to year.

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

Growth through Acquisitions

Nuvini S.A.’s business model is focused on acquiring profitable B2B SaaS businesses and selects target companies that are leaders in discrete markets and generate a recurring, solid client base with low client turnover. Based on the historical performance of the Nuvini Group, its clients have been consistently renewing their respective subscriptions on a monthly basis. The Nuvini Acquired Companies have been operating for more than 10 years on average and have a record of consistent monthly renewals even during the COVID-19 pandemic, which was a major disruption for most businesses. As of December 31, 2024, 2023, and 2022, 97.1%, 96.7% and 95.4%, respectively, of clients renewed their subscriptions to Nuvini Group services or products every month.

Nuvini S.A. prides itself on a quick and efficient capital allocation process, combined with a diligent and repeatable M&A process.

Nuvini S.A.’s most recent acquisition was Smart NX. On January 25, 2023, as amended on February 23, 2023, June 8, 2023, and August 1, 2023, Nuvini S.A. entered into a business combination agreement by and among Smart NX and Nuvini S.A., which was unanimously approved by Nuvini S.A.’s Board of Directors. Smart NX develops technology and management solutions that help transform business and aligns with Nuvini S.A.’s current market strategy. Smart NX operates in Brazil. The transaction will consist of a payment in shares and cash of Nuvini S.A. for 55% of Smart NX with a call option to purchase the remaining 45% of the total capital stock of Smart NX to be paid in three installments on January 25, 2024, January 25, 2025, and January 25, 2026, for a variable consideration based on multiples of future Smart NX EBITDA. The guidance presented in Regulation S-X 3-05 requires a pro forma significance test to be completed based on the details of the probable acquisition. The significance test performed for the Smart NX acquisition was deemed to be not significant and the need for full audited financials or inclusion within any pro forma information will not be needed.

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

As of December 31, 2022, subsidiary Apie.comm qualified for the presumed profit method. Under the presumed profit method, the income tax is determined by applying the same rates stated above to a determined presumed profit margin which ranges from 8% to 32% applied to gross revenues, depending on the taxpayer’s activity. Use of the presumed profit method is generally limited to entities with gross revenues of less than R$78 million in the prior taxable year. As of December 31, 2023, Smart NX Ltda qualified as a small business with non-significant annual revenue and was qualified for the Simples Nacional tax. Under this regime, the company was subject to a tax rate of 11.5% applied to its monthly revenue. All other Company subsidiaries record taxable income under the Lucro Real (“Actual profits”) taxation regime. Use of the Lucro Real method is required for Companies with gross revenue exceeding R$78 million in the prior taxable year but is electable. This method is electable by Companies who do not meet the gross revenue target. As of December 31, 2024, the tax methodologies remain unchanged.

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

Results of Operations

For further discussion regarding our results of operations for the year ended December 31, 2023, as compared to the year ended December 31, 2022, refer to Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form 20-F/A for the fiscal year ended December 31, 2023.

The following table displays a summary of Nuvini’s results of operations for the years ended December 31, 2024, 2023 and 2022:

	For the year ended December 31,
(in thousands of Brazilian reais)	2024	2023	2022
Net operating revenue	193,282	168,985	124,545
Cost of services provided	(70,754)	(66,138)	(52,813)
Gross profit	122,528	102,847	71,732
Sales and marketing expenses	(28,084)	(28,827)	(27,370)
General and administrative expenses	(57,732)	(93,156)	(53,347)
Impairment of goodwill	(18,341)	(11,373)	(86,897)
Other operating (expenses) income, net	(1,893)	17,597	182
Listing expense	-	(176,282)	-
Operating profit (loss)	16,478	(189,194)	(95,700)
Financial income and expenses, net	(85,184)	(55,110)	(16,730)
Loss before income tax	(68,706)	(244,304)	(112,430)
Income tax, net	(9,503)	(3,558)	(1,776)
Net loss	(78,209)	(247,862)	(114,206)
Net loss attributed to:
Owners of the Company	(86,173)	(254,711)	(114,408)
Non-controlling interests	7,964	6,849	202
Loss per share
Basic and diluted loss per share(i)	(2.58)	(10.73)	(6.48)
Other comprehensive loss:
Foreign currency translation adjustment	(2,968)	-	-
Total other comprehensive loss	(2,968)	-	-
Comprehensive loss	(81,177)	(247,862)	(114,206)

(i)	Share data have been revised to give effect due to the recapitalization of Nvni Group Limited as explained in Note 17. Equity and divestitures, to the audited consolidated financial statements.

Comparison of Years Ended December 31, 2024, and 2023

Net operating revenue

Total net operating revenue for the year ended December 31, 2024, was R$193.3 million, an increase of R$24.3 million, or 14.4%, compared to R$169.0 million for the year ended December 31, 2023.

The following table displays the breakdown of Nuvini’s revenues for the year ended December 31, 2024 and 2023 according to revenue type:

	Year Ended December 31,
	2024	2023	Year over year change
(in millions of Brazilian reais)	R$	R$	R$	%
SaaS platform subscription services	175.1	148.0	27.1	18%
Data analytics service	9.6	12.0	(2.4)	20%
Set-up and service	7.3	8.1	(0.9)	11%
Other revenue	1.3	0.9	0.4	44%
Total net operating revenue	193.3	169.0	24.3	14%

SaaS platform subscription services

SaaS platform subscription services of the Nuvini Acquired Companies amounted to R$175.1 million for the year ended December 31, 2024, compared to R$148.0 million for the year ended December 31, 2023, which represents an increase of R$27.1 million, or 18%. The increase is driven by the growth in SaaS platform revenue from Effecti, Ipe, Mercos, and Smart NX as the Company increased their overall client base.

Data analytics service

Data analytics service of the Nuvini Acquired Companies amounted to R$9.6 million for the year ended December 31, 2024, compared to R$12.0 million for the year ended December 31, 2023, which represents a decrease of R$2.4 million, or 20%. The decrease is primarily due to lower volume of data consumption by clients in 2024.

Set-up and service

Set-up and service of the Nuvini Acquired Companies amounted to R$7.3 million for the year ended December 31, 2024, compared to R$8.1 million for the year ended December 31, 2023, which represents a decrease of R$0.9 million, or 11%. The decrease is primarily due to a reduction in the number of new clients in 2024 when compared to 2023.

Other revenue

Other revenue of the Nuvini Acquired Companies amounted to R$1.3 million for the year ended December 31, 2024, compared to R$0.9 million for the year ended December 31, 2023, which represents an increase of R$0.4 million, or 44%. The increase is primarily due to the new product lines offered by Mercos and Effecti, such as trainings, seminars, courses, and Mercos Pay.

Costs and Expenses

The following table displays the breakdown of Nuvini’s expenses by category and the change from the year ended December 31, 2024 to the year ended December 31, 2023:

	Year Ended December 31,		Year-Over-Year Change
(in millions of Brazilian reais)	2024	2023	$	%
Cost of services provided	(70.8)	(66.1)	(4.7)	7%
Sales and marketing expenses	(28.1)	(28.8)	0.7	2%
General and administrative expenses	(57.7)	(93.2)	35.5	38%
Listing expense	-	(176.3)	176.3	100%
Impairment of goodwill	(18.3)	(11.3)	(7.0)	62%
Other operating (expenses) income, net	(1.9)	17.5	(19.4)	111%
Total	(176.8)	(358.2)	181.4	51%

Costs of services provided

Cost of services provided amounted to R$70.8 million for the year ended December 31, 2024, compared to R$66.1 million for the year ended December 31, 2023, which represents an increase of R$4.7 million, or 7%. The increase is attributable to Company growth as more SaaS products and services were generated in 2024.

Sales and marketing

Sales and marketing expenses amounted to R$28.1 million for the year ended December 31, 2024, compared to R$28.8 million for the year ended December 31, 2023, which represents an decrease of R$0.7 million, or 2%. The decrease is primarily driven by lower spend advertising and marketing of R$0.9 million, partially offset by an increase in event marketing of R$0.3 million.

General and administrative

General and administrative amounted to R$57.7 million for the year ended December 31, 2024, compared to R$93.2 million for the year ended December 31, 2023, which represents an decrease of R$35.5 million, or 38%. The decrease in the expenses is directly related to the R$35 million recorded from the Business Combination. The proceeds from the IPO did not cover the total transaction expenses incurred, therefore, the outstanding liabilities from the Merger were recorded by Nuvini as of 2023.

Listing Expense

The listing expense of R$176.3 million incurred for the year ended December 31, 2023, is a one-time expense incurred by the Company. This expense was recorded in connection with our listing on the Nasdaq as a result of the Business Combination.

Impairment of goodwill

Impairment of goodwill amounted to R$18.3 million for the year ended December 31, 2024, compared to R$11.3 million for the year ended December 31, 2023, which represents an increase of R$7.0 million, or 62%. The increase is primarily due to R$16.9 million of impairment recorded related to Datahub and $1.4 million of impairment related to the OnClick acquisitions (refer to “Note 11-Intangible assets, net” within the financial statements for further information).

Other operating (expenses) INCOME, net

Other operating (expenses) income amounted to R$(1.9) million for the year ended December 31, 2024, compared to an income of R$17.5 million for the year ended December 31, 2023, which represents an increase in expenses of R$19.4 million, or 111%. The decrease is related to the fair value remeasurement of the warrants. The fair value remeasurement of the warrants as of December 31, 2023, resulted in a significant gain due to the drop in the Company’s share price from when the warrant liability was recorded in October 2023 from $0.17 to $0.04 at the end of the period. Compared to 2024 where the Company’s share price saw an increase from $0.04 to $0.07, increasing the warrant liability.

Financial income and expenses, net and Income taxes, net

The following table displays the breakdown of Nuvini’s financial income and expenses, net and income taxes, net by category and the change from the year ended December 31, 2024 to the year ended December 31, 2023:

	Year Ended December 31,		Year-Over-Year Change
(in millions of Brazilian reais)	2024	2023	R$	%
Financial income and expenses, net	(85.2)	(55.1)	(30.1)	55%
Income tax, net	(9.5)	(3.6)	(5.9)	164%

Financial income and expenses amounted to R$85.2 million for the year ended December 31, 2024, compared to R$55.1 million for the year ended December 31, 2023, which represents an increase of R$30.1 million, or 55%. The increase is due to R$15.0 million interest and penalty.

Income tax, net

Income tax amounted to R$9.5 million for the year ended December 31, 2024, compared to R$3.6 million for the year ended December 31, 2023, which represents an increase of R$5.9 million, or 164%. The increase is primarily due to higher profits before tax of R$12.5 million in 2024 compared to 2023, resulting in approximately R$4.2 million in income tax, as well as R$1.7 million in nondeductible expenses associated to IPO expenses that were incurred in 2023 and not in 2024.

Non-controlling interests

Non-controlling interests amounted to R$8.9 million for the year ended December 31, 2024, and R$4.3 million for the year ended December 31, 2023. This balance is associated with Mercos and Smart NX. Prior to November 16, 2022, Nuvini S.A. reflected a 100% ownership interest in Mercos. However, as outlined in “Note 5-Deferred and Contingent Considerations on Acquisitions” to the consolidated financial statements, Nuvini S.A.’s equity interest in Mercos was reduced from 100% to 57.91% (42.09% being non-controlling interest), re-selling 42.09% of Nuvini S.A.’s capital in Mercos to previous owners for R$1.00, thereby extinguishing the debt associated with the deferred and contingent consideration.

On January 25, 2023, as amended on February 23, 2023, and June 8, 2023, the Group entered into a business combination agreement with Smart NX. The Company acquired shares representing 55% of the total capital stock of Smart NX in an equity swap, in which Smart NX received shares of Nuvini. Refer to “Note 5- Deferred and Contingent Considerations on Acquisitions” to the consolidated financial statements for additional information.

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

Nuvini is an early-stage company and since inception has incurred operating losses.

For the years ended December 31, 2024, 2023, and 2022, the Company incurred a net loss of R$78.2 million R$247.9 million, and R$114.2 million, respectively, and on December 31, 2024 and 2023, the Company had a working capital deficit of R$348.3 million and R$308.6 million, respectively and shareholders’ deficit of R$111.6 million and R$53.6 million, respectively. Management believes it will continue to incur operating and net losses at least for the medium term.

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

As discussed in notes 13 and 15, the Company had current debt obligations outstanding of R$44.3 million and R$66.0 million as of December 31, 2024 and 2023, respectively, which included the entire balance of amounts owed under the debentures issued in 2021 and due in 2026, as the Company was not in compliance with financial covenants associated with the debentures at December 31, 2024 or 2023 and the balances due on loans that mature in 2024 and short-term obligations under related party loans (see note 9 for further details).

The Company issued equity in shares in exchange for the partial acquisition of Smart NX in 2023.

On December 31, 2024 and 2023, the Company had cash and cash equivalents, including short-term investments, of R$18.0 million and R$11.4 million, respectively.

As explained above, net loss has consistently and significantly decreased year-over-year, with 2023 seeing an increase in net loss due to onetime IPO Listing Expenses, demonstrating the Company’s improved operating performance. Adjusted EBITDA has also been steadily increasing year-over-year with R$57.4 million, R$44.3 million, and R$18.3 million for the years ended December 31, 2024, 2023, and 2022, respectively.

In addition to the above factors, the Company’s debt obligations have also improved. As discussed in note 26-Subsequent Events, in January 2025, the Company has raised US$14.875 million gross before expenses and taxes, which combined with the visible operational improvement highlighted above, we believe this leaves the Company in a more comfortable cash position relative to its obligations. With the capital raise, the Company has already guaranteed its obligations for the next 12 months as it has entered into an extension agreement for the deferred and contingent obligations.

It is very important to emphasize that today the Company is already generating enough cash to fulfill its operating obligations and the organic growth of its portfolio companies with an operating profit, but it is still not generating enough cash to pay the debt obligations of the acquisitions made.

Therefore, it is still necessary to raise funds through equity, as was done in January 2025, to balance the Company’s capital structure and to seek better lines of credit with lower interest rates to improve costs and cash generation.

The Company’s business model is based on raising capital through equity and debt until our various portfolio companies generate enough cash for the Company to fulfill the obligations assumed in past acquisitions and still have free cash flow to make new acquisitions and not be solely dependent on raising capital.

The Company now has a larger institutional invest base which makes it more accessible to seek and find the funding necessary to continue the Company’s expansion.

The Company has determined that these factors raise significant doubt about its ability to continue as a going concern.

As further discussed at note 15, the debenture holders have subsequently granted the Company’s request to waive the 2024 covenant violations.

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

As discussed in note 26, the Company entered into a Purchase Agreement with certain institutional investors for a private placement with aggregate gross proceeds of $12.0 million, before deducting fees to the placement agent and other expenses payable by the Company in connection with the Private Placement.

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

Cash Flows

The following table provides a summary of cash flows from operating, investing and financing activities for the periods presented (in thousands of Brazilian reais):

	Year ended December 31,
(in thousands of Brazilian reais)	2024	2023	2022
Net cash from operating activities	38,581	2,809	14,196
Net cash used in investment activities	(16,060)	(12,218)	(4,322)
Net cash (used in) from financing activities	(15,884)	12,792	(12,760)
Net increase (decrease) in cash and cash equivalents	6,637	3,383	(2,886)

Operating activities

Cash provided by operating activities for the year ended December 31, 2024, was R$38.6 million compared to cash provided by operating activities of R$2.8 million during the year ended December 31, 2023. The increase in cash provided by operating activities was due to an increase in the deferred and contingent consideration adjustment to R$53.1 million attributable to increased interest and penalties and timing of payments, increase in the fair value of derivative warrant liabilities to $3.2 million due to an increase in share price, and an increase in goodwill impairment to $18.3 million. The remaining difference is due to timing other asset and liability accounts.

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

Investing activities

Cash used in investing activities for the year ended December 31, 2024, was R$16.1 million compared to cash used in investing activities of R$12.2 million during the year ended December 31, 2023. This increase in used in investment activities was due to project development on intangible assets in the Company’s Mercos subsidiary.

Cash used in investing activities for the year ended December 31, 2023, was R$12.2 million compared to cash used in investing activities of R$4.3 million during the year ended December 31, 2022. This increase in used in investment activities was due to acquisition of subsidiaries in 2023 impacting the increase in intangible assets acquired.

Financing activities

Cash used in financing activities for the year ended December 31, 2024, was R$15.9 million compared to cash provided by financing activities of R$12.8 million during the year ended December 31, 2023. This decrease in cash from financing activities was due to payments of principal loans of $17.9 million, payments of debentures of $5.0 million, and payments of deferred and contingent consideration of $8.0 million, partially offset by proceeds from investors and related parties of $5.8 million, and a decrease in interest payments compared to the prior year.

Cash provided by financing activities for the year ended December 31, 2023, was R$12.8 million compared to cash from financing activities of R$12.8 million during the year ended December 31, 2022. This decrease in cash from financing activities was due to proceeds on issuance of debentures, loans, and financing of R$18 million. Additionally, a capital increase of R$29 million occurred in the year ended December 31, 2023.

Adjusted Free Cash Flow

Nuvini S.A. defines “Adjusted Free Cash Flow” as net cash provided by (used in) operating activities less capital expenditures (cash payments to acquire property and equipment and cash payments to acquire intangibles) and acquisition of subsidiaries – net of cash acquired, each as presented in Nuvini S.A.’s consolidated statements of cash flows and calculated in accordance with IFRS Accounting Standards. Adjusted Free Cash Flow is a non-IFRS liquidity measure that we believe provides useful information to management and investors about the amount of cash generated by or used in the business. Adjusted Free Cash Flow is also key metric used internally by its management to develop internal budgets and forecasts.

Adjusted Free Cash Flow has limitations as an analytical tool, should not be considered in isolation or as a substitute for analyzing its results as reported under IFRS Accounting Standards and does not provide a complete understanding of its results and liquidity as a whole. Some of these limitations are:

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

Nuvini calculates Adjusted Free Cash Flow as cash flow from operating activities, less capital expenditures, including business acquisitions. Nuvini S. A’s. Adjusted Free Cash Flow for the years ended December 31, 2024, 2023 and 2022, were R$22.5 million, R$(9.4) million, and R$9.9 million, respectively.

	For the year ended December 31,
(in thousands of Brazilian reais)	2024	2023	2022
Net cash provided by operating activities	38,581	2,809	14,196
Capital expenditure (equipment and intangibles)	(16,060)	(12,218)	(4,322)
Adjusted Free Cash Flow	22,521	(9,409)	9,874

Working Capital

Nuvini S.A.’s working capital deficit as of December 31, 2024, was R$348.3 million, compared to a deficit of R$308.6 million as of December 31, 2023. The increased deficit was to due deferred and contingent consideration on acquisitions having increased by R$45.1 million as a result of interest and penalties incurred during the year.

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

Capital expenditures as of December 31, 2024, was R$16.1 million, compared to R$12.2 million as of December 31, 2023. The increase was due an increase in additions by internal development.

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

			Years ended December 31,
	Interest Rate	Maturity	2024	2023
			(in thousands of Brazilian reais)
Loans:
Santander Bank	0.06% per day	2024	-	4,254
Bradesco Bank	12.15% per annum	2024	178	343
BNDES	12.27% per annum	2024	-	692
Santander Bank	23.14% per annum	2025	2,206	-
Bradesco Bank	20.98% per annum	2027	503	-
Total			2,887	5,289
Current			2,512	4,960
Non-current			375	329

Per the terms of the bank loan agreements, the institution may consider the loan to be due early in the case of certain events such as corporate reorganization or change of control. As of the date of these financial statements, there have been no calls for early maturity of the loans.

Loans from investors

In 2022, the Company entered into four loan agreements with third party investors (“Investor Loans”) in the amount of R$4.8 million, maturing in 16 months from the date of issuance, with interest accruing at a rate of CDI plus 10% per annum. In 2023, the Company entered into eight additional loan agreements with seven separate third party investors in the amount totaling R$7.4 million, which are subject to Selic interest plus 10% per year and a 2% penalty on the value of the agreement if the loan payments become overdue. In 2024, the Company entered into three loan agreements totaling R$4.8 million, which are subject to Selic interest plus 8%-10% per year, and a 2% penalty on the value of the agreement if the loan payments become overdue. No payments have been issued on loans from investors as of December 31, 2024. The following is a summary of investor loan activity for the years ended December 31, 2024, 2023, and 2022:

(in thousands of Brazilian reais)
As of January 1, 2022	—
Transfer from loans and financing	320
Additions	4,750
Interest accrual	179
As of December 31, 2022	5,249
Additions	7,407
Amortization	(320)
Interest accrual	1,564
As of December 31, 2023	13,901
Additions	4,750
Interest accrual	3,382
As of December 31, 2024	22,033

Loan Premium

In connection with the Investor Loan agreements and Schurmann’s R$3.2 million loan entered into in 2022, the lenders are also entitled to a premium in the equivalent of 15% of the principal loan amount, which will be settled in Nvni Group Limited ordinary shares. The Loan Premium is calculated as the fair value of 15% of the principal loan amount based on the probability of the SPAC occurring at certain dates. As of December 31, 2022, the balance of the Loan Premium was R$0.2 million and was recorded within loans from investors in current liabilities. As of December 31, 2023, the loan premium was converted to share capital upon commencement of the Merger. As of December 31, 2024, the Company no longer has a liability related to the loan premium.

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

The debentures were initially recognized at fair value, net of R$2.3 million of transaction costs, and are recorded at amortized cost.

The following is a summary of activity related to the Debentures for the years ended December 31, 2024, 2023, and 2022:

(in thousands of Brazilian reais)
As of January 1, 2022	60,484
Interest incurred	12,074
Interest payments	(11,685)
As of December 31, 2022	60,873
Interest incurred	11,639
Principal payments	(7,417)
Interest payments	(13,898)
As of December 31, 2023	51,197
Interest incurred	8,816
Principal payments	(11,312)
Interest payments	(7,961)
As of December 31, 2024	40,740

Collateral and Guarantees

As of December 31, 2021, all the shares representing the share capital of the subsidiaries Effecti, Leadlovers and Onclick have been pledged as collateral for the debentures. Further, in connection with the covenant waivers received in March 2022, all the shares of the subsidiary Datahub were also pledged as additional collateral.

In guarantee of faithful, punctual and full compliance of all obligations, principal or ancillary, the following guarantees were formalized: (i) fiduciary assignment of all rights and credits arising from the linked disbursement and centralized escrow accounts, which are used to deposit and disburse the funds received from the Debentures, both owned by Nuvini S.A.; and (ii) fiduciary assignment by Nuvini S.A. of all shares and shares of the subsidiaries acquired, as well as any other common or preferred shares, with or without voting rights, representing the share capital of the subsidiaries acquired, which may be subscribed, acquired or in any way held by Nuvini S.A. The guarantees above mentioned are only applicable to the subsidiaries Leadlovers, Ipe, Datahub, and Onclick.

As of December 31, 2024, all the shares representing the share capital of the subsidiaries Effecti, Leadlovers, Onclick and Datahub, have been pledged as collateral.

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

As of December 31, 2024, the Company did not meet the debt service coverage index covenant, as the calculated index was 0.7x which is less than the 4.0x targeted threshold. The Company requested a waiver for the covenant violation on April 24,2025, which would alleviate any Company concerns regarding a potential early debt maturity due to the covenant breach. The debenture holders granted the Company’s request on April 29, 2025.

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

As of December 31, 2024, 2023, and 2022, the fair value of the Exposure Premium was R$2.9 million, R$1.8 million and R$0.8 million, respectively, and the fair value adjustment is recorded in the provision for debentures as a current liability with the change in fair value of the derivative recorded in profit or loss.

Subscription Rights

In March, May, and December 2022, the Company issued subscription rights to investors for total consideration of R$2.5 million, R$1.0 million, and R$0.3 million, respectively. The subscription rights may be exercised within 30 days from the approval of the Group’s first capital increase in an amount of at least R$100.0 million that results in the issuance of shares by the Group (the “Contribution Event”) or within 30 days of the second anniversary from the subscription rights’ issuance date if no Contribution Event has occurred. The number of shares to be issued to these investors will be determined based on the fair value of Nuvini Holding’s Limited shares on the date of the Contribution Event or based on the fair value per share of the last capital increase in the event that no Contribution Event occurs, utilizing the following formula: consideration paid divided by the fair value of the Company’s share x 0.9 (in case there is a Contribution Event) or consideration paid divided by the fair value of the Company’s share of the last capital increase x 0.8 (in case no Contribution Event occurs). As the number of shares to be issued is variable, these subscription rights are recorded as liabilities based on FVTPL.

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

Off-Balance Sheet Arrangements

Nuvini S.A. did not have any off-balance sheet financing arrangements as of December 31, 2024.

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

On October 8, 2023, the Company made a payment of R$22,000 to the founding partners of Mercos, as part of the purchase agreement for the remaining Mercos shares estimated at R$66,000. The partial payment would result in an increase in equity ownership of approximately 8%. However, as full payment of the estimated shares was not received, the Company has entered into negotiations with Mercos to discuss settlement options. The partial payment has been recorded as an advanced payment in assets. As of December 31, 2024, the Company has not reached a negotiated settlement or treatment of the advanced payment.

Related Party Transactions

The Nuvini Group previously entered into loan agreements with certain shareholders, executive and directors. The amounts outstanding were unsecured and in the case of default on payment, a fine of 2% could be imposed on the total value of the loans.

As of December 31, 2024 and 2023, the loan balances outstanding are as follows:

(In thousands of Brazilian reais)	2024	2023
Related party loan—Pierre Schurmann(i)	-	8,890
Related party loan—Aury Ronan Francisco(ii)	-	977
Related party loan—José Mário(iii)	1,078	-
Total loans from related parties	1,078	9,867

(i)	From January 27, 2022, and March 28, 2022, Nuvini S.A. entered into four additional loan agreements with Schurmann. The first and second loan agreements were entered into on January 27, 2022, in the principal amount of R$0.5 million and R$0.3 million respectively, each carrying an interest rate of 100% of CDI plus 3% per annum. The third loan agreement was entered into on February 1, 2022, with a principal amount of R$1.2 million, carrying an interest rate equal to 100% of CDI plus 3% per annum. The fourth loan agreement was entered into on March 29, 2022, with a principal amount of R$1.2 million, carrying an interest rate equal to 100% of CDI plus 3% per annum.

On April 28, 2022, Nuvini S.A. and Schurmann entered into a first consolidated amendment applicable to all the Related Party Loan Agreements in order to (i) condition the payment of the Related Party Loan Agreements to the achievement of a gross debt indicator/pro forma EBITDA less or equal to 3.5x for three consecutive semesters by Nuvini S.A., in connection with the Exposure Premium, as per deliberated in a general meeting of the debenture holders; and (ii) equalize the interest rates of all Related Party Loan Agreements in 100% of the CDI plus 8% per annum. In December 2022, all amounts payable under these loans, amounting to R$16.8 million, were converted into subscription rights with the same terms as those described in “Note 17—Equity and divestitures”. Schurmann holds 81.6% of the Nuvini Holding Limited shares as of December 31, 2022. As of December 31, 2023, after the conversion of Nuvini Holding Limited stock to Nvni Group Limited, Schurmann holds 50.6% of the issued shares.

On December 15, 2022, Nuvini S.A. entered into a loan agreement with Schurmann, in the principal amount of R$3.2 million with an interest rate of 10% per annum and 100% of CDI, and with a maturity of 16 months. Pursuant to the terms of this agreement, Schurmann was entitled to a premium in the equivalent of 15% of the principal loan amount. This amount was settled in Nvini Group Limited shares.

Nuvini S.A. entered into two loan agreements with Schurmann during 2023. The first agreement entered into on February 13, 2023, in the principal amount of R$3.3 million with interest of 10 % per year and 100% of CDI, and with a maturity of 12 months. The second agreement entered into on July 3, 2023, in the principal amount of R$1.0 million interest equivalent to 23.25% per year, and term date of October 25, 2023.

On October 30, 2024, all amounts payable under these loans, amounting to R$10.7 million, were converted into 1,629,180 Nuvini Holding Limited shares. As of December 31, 2024, Schurmann holds 44.1% of the issued shares.

(ii)	This loan was received on September 3, 2021, from Aury Ronan Francisco, former CFO, in the amount of R$3.7 million. On September 29, 2021, the Group paid R$3.0 million of the principal amount, with the remaining R$0.7 million outstanding and payable within 6 months. Interest on the outstanding loan is calculated using a fixed rate of 3% per annum. As of December 31, 2022 and 2023, the remaining balance of the loan remains outstanding and accruing interest. Per the terms of the agreement, once the balance is paid, the Company will also include a penalty of 2% of the total value of the loan.

(iii)	On August 14, 2024, Nuvini S.A. entered into a loan agreement with Jose Mario, the Company’s Chief Operating Officer, in the principal amount of R$1.0 million with an interest equivalent to the SELIC rate plus rate of 10% per annum, and a 5% penalty on the value of the agreement if the loan payments become overdue. The loan agreement also provides for the right of conversion into shares for the value of the loan on the conversion date plus a 20% premium, at the discretion of lender. This loan remains unpaid as of December 31, 2024.

On May 20, 2022, and December 15, 2022, respectively, Nuvini S.A. entered into two loan agreements with Accipiens Consultoria e Participações EIRELI, an entity owned and operated by Luiz Busnello, COO, in the amount of R$1.5 million and R$1.1 million, respectively, with no interest rate attached. The right to repayment of the R$2.6 million loan balance was assigned to Schurmann on November 30, 2022, who paid Luiz Busnello in cash in exchange for the right to be repaid under the loan, pursuant to the terms of the “Instrumento Particular de Cessão de Crédito”. In December 2022, these loans were converted into subscription rights with the same terms as those described in “Note 17—Equity and divestitures “. As these loans were converted, any potential interest impact was considered immaterial.

Research and Development, Patents and Licenses, etc.

See more information on “Item 4. Information on the Company–B. Business Overview–Growth Strategy–Software Engineering and Research” and “Item 4. Information on the Company–B. Business Overview–Growth Strategy–Intellectual Property”.

Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any other trends, uncertainties, demands, commitments or events for the year ended December 31, 2024, 2023 and 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

Critical Accounting Estimates

Our financial statements are prepared in conformity with IFRS Accounting Standards. In preparing Nuvini’s financial statements, Nuvini makes assumptions, judgments and estimates that can have a significant impact on amounts reported in Nuvini’s financial statements. Nuvini bases its assumptions, judgments and estimates on historical experience and various other factors that Nuvini believes to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. Nuvini regularly reevaluates its assumptions, judgments and estimates. Nuvini’s significant accounting policies are described in “Note 3- Summary of significant accounting policies” to Nuvini’s audited annual consolidated financial information as of December 31, 2024, 2023 and 2022 and for the three years in the year ended December 31, 2024, 2023 and 2022 included elsewhere in this Annual Report.

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

Executive Officers

Pierre Schurmann. Mr. Schurmann serves as Chairman of the Board and Chief Executive Officer of Nuvini. Mr. Schurmann co- founded Nuvini S.A. in October 2020. He is responsible for the strategic vision as well as the management and growth of Nuvini. Mr. Schurmann previously was founder and Managing Partner at Bossanova Investimentos, from 2011 to 2019, the first pre-seed investment firm in Brazil, and today, the eighth most active investment firm in the world. While at Bossanova, he led over 600 investments in B2B startups. He also led Bossanova’s anchoring of Brazil’s first Venture Debt (by SP Ventures) and well as the country’s first angel investment fund (with Domo Investments (Nasdaq: DOMO)). Prior to funding Bossanova, Mr. Schurmann was co-founder and CEO of Experience Club, Brazil’s largest membership only B2B networking club, from 2006 to 2010, where he was responsible for managing the company and sponsorship sales. Over 600 of Brazil’s top 1,000 companies are members of Experience Club as of December 2022. Prior to that Mr. Schurmann was co-founder and CEO of Conectis Experience Marketing, Brazil’s first experience marketing agency. At Conectis, he was responsible for general management, sales and client relations. IBM (NYSE: IBM), BASF (OTCMKTS: BASFY), Citroen, SAP (NYSE: SAP) and another 140 large enterprises were Conectis client at the time Conectis was acquired in 2006. Prior to that Mr. Schurmann was co-founder and VP of ideas at ideia.com, a Brazilian technology incubator backed by Warburg Pincus, from 2000 to 2003, where he was responsible for sourcing and analyzing the incubators investments. Prior to that Mr. Schurmann was Director of Business Development at StarMedia (KLSE: STAR), a Latin American Portal, from 1998 to 2000. He was responsible for M&A and Business Development for Latin America. Prior to that Mr. Schurmann was co-founder and Director of Business development at Zeek!, from 2007 to 2008, where he was responsible for corporate development and partnerships. Zeek! was acquired by StarMedia (KLSE: STAR) in 2009.

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

For the years ended December 31, 2024 and 2023, the aggregate compensation expense for Nuvini’s executive officers and the executive officers of our subsidiaries for services in all capacities was R$13.6 million and R$5.6 million, respectively, which includes both benefits paid in kind and compensation, including share-based compensation. See “Note 9-Related parties” to our audited consolidated financial statements included elsewhere in this Annual Report. In the year ended December 31, 2024 and 2023, Nuvini did not pay any compensation to the members of the Nuvini Board. We expect to implement a director compensation program for certain non-employee directors. The program is expected to consist of both cash and equity-based incentive compensation.

As of December 31, 2024 and 2023, neither Nuvini nor its subsidiaries have allocated or accrued any funds for the provision of pension, retirement, or similar benefits.

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

Board Practices

Board Composition

Nuvini’s business affairs is managed under the direction of the Nuvini Board. The Nuvini Board consists of seven directors and has one class of directors, with each director serving a term the directors think fit. The Nuvini Board is currently composed of seven directors. The Nuvini Articles allow for the appointment of no more than seven directors to the Nuvini Board.

Director Independence

Nuvini’s Board is currently composed by seven directors, three of whom qualify as independent within the meaning of the independent director guidelines of Nasdaq. João Antonio Dantas Bezerra Leite, Marcello Gonçalves, and Marco Leone are “independent directors” as defined in the rules of Nasdaq and applicable SEC rules.

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

Foreign Private Issuer Exemptions

Nuvini is considered a “foreign private issuer” under the securities laws of the United States and the rules of Nasdaq. Under the applicable securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled issuers. Nuvini intends to take all necessary measures to comply with the requirements of a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules of which were adopted by the SEC and Nasdaq as listing standards and requirements. Under Nasdaq’s rules, a “foreign private issuer” is subject to less stringent corporate governance and compliance requirements and subject to certain exceptions, Nasdaq permits a “foreign private issuer” to follow its home country’s practice in lieu of the listing requirements of Nasdaq. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. Among other things, we are not required to have:

●	a majority of the board of directors consisting of independent directors;

●	a compensation committee consisting of independent directors;

●	a nominating committee consisting of independent directors; or

●	regularly scheduled executive sessions with only independent directors each year.

Board Diversity Matrix

Board Diversity (As of April 15, 2025)
Country of Principal Executive Offices:	Brazil
Foreign Private Issuer:	Yes
Disclosure Prohibited Under Home Country Law:	No
Total Number of Directors:	7

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	7	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0	0	0	0
LGBTQ+	0	0	0	0
Did Not Disclose Demographic Background	0	0	0	0

Employees

As of December 31, 2024, the Nuvini Group’s workforce increased by approximately 2% compared to December 31, 2023, from 603 to 618 employees.

The table below sets forth the number of employees by activity as of the dates indicated:

	As of December 31,
	2024	2023
Sales and Marketing	134	134
Technology	168	183
Support	144	154
Service	52	10
Finance	40	47
Other*	80	75
Total Employees	618	603

*	Includes: people, management, administrative, quality, M&A transactions, and product employees.

As of December 31, 2024, all of the Nuvini Group’s employees were located in Brazil.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information regarding the beneficial ownership of Nuvini Ordinary Shares as of December 31, 2024, by:

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

As of December 31, 2024, there were 32.5 million Nuvini Ordinary Shares issued and outstanding. This amount does not include the following amounts of Nuvini Ordinary Shares which were delivered as consideration in connection with the Business Combination and reserved: (i) 2,740,721 Nuvini Ordinary Shares issuable upon exercise which are associated with liabilities payable in shares such as loan premium, subscription rights, and contingent consideration assumed by Nuvini as a result of the Business Combination; and (ii) 1,143,650 Nuvini Ordinary Shares under the Nuvini 2023 Incentive Plan.

Unless otherwise indicated, Nuvini believes that all persons named in the table below have sole voting and investment power with respect to all shares of voting shares beneficially owned by them. To the Company’s knowledge, no Nuvini Ordinary Shares beneficially owned by any executive officer or director have been pledged as security.

Name and Address of Beneficial Owners	Number of Nuvini Ordinary Shares	% of Ordinary Shares	% of Voting Power
Five Percent Holders of the Company
Pierre Schurmann(1) †	13,136,737	44.1%	70.1%
Mercato Partners Acquisition Corp, LLC(2)	5,573,000	18.7%	* %
Luiz Busnello(3) †	2,188,760	7.4%	29.4%
Directors and Executive Officers of the Company
Pierre Schurmann(1) †	13,136,737	44.1%	70.1%
Luiz Busnello(3) †	2,188,760	7.4%	29.4%
Scott Klossner †	70,000	* %	* %
João Antonio Dantas Bezerra Leite†	—	—	—
Roberto Sahade †	—	—	—
Marcello Gonçalves †	—	—	—
Marco Aurelio Leone Fernandes†	—	—	—
All Directors and Executive Officers of the Company as a Group (7 Individuals)	15,395,497	70.37%	99.4%

*	Less than one percent.

†	Unless otherwise noted, the business address of the following entities or individuals is c/o Nvni Group Limited, P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, Cayman Islands KY1-1001.

(1)	Voting power includes 350,000 Class FF shares, each of which carries 1,000 votes per share, totaling 350,000,000 votes. Heru Investment Holdings Ltd. directly holds 13,136,737 Nuvini Ordinary Shares. Heru Investment Holdings Ltd. is controlled indirectly by Pierre Schurmann. As disclosed in a Schedule 13D filed on February 21, 2024, Labsyl Ltd., a British Virgin Islands limited liability company controlled indirectly by Luiz Busnello, Coppi International Ltd., a British Virgin Islands limited liability company, and Rodrigo Natale each issued irrevocable power of attorneys and proxies in favor of Pierre Schurmann. Accordingly, Mr. Schurmann was named the sole power-of-attorney and given the sole voting power over 1,010,326 Nuvini Ordinary Shares held by Labsyl Ltd., 183,181 Nuvini Ordinary Shares held by Coppi International Ltd. and 145,486 Nuvini Ordinary Shares held by Rodrigo Natale.

(2)	As disclosed in a Schedule 13D filed on December 1, 2023, Mercato Partners Acquisition Group, LLC holds 11,550,000 Nuvini Ordinary Shares underlying Nuvini Warrants beneficially owned. Mercato Partners Acquisition Corp, LLC is the record holder of the Nuvini Ordinary Shares reported herein. As such, they may be deemed to have or share beneficial ownership of the Nuvini Ordinary Shares held directly by Mercato Partners Acquisition Corp, LLC. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. The business address of Mercato Partners Acquisition Group, LLC is 2750 E. Cottonwood Parkway, Suite #500, Cottonwood Heights, Utah 84121.

(3)	Voting power includes 150,000 Class FF shares, each of which carries 1,000 votes per share, totaling 150,000,000 votes. The shares are held by Labsyl Ltd. Labsyl Ltd. is controlled indirectly by Luiz Busnello. These shares also consist of options to purchase 900,192 shares granted to Mr. Busnello under the Nuvini S.A. Stock Option Plan.

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

Advisor Agreements

On February 28, 2022, Busnello and Walter Leandro, VP of M&A, entered into an advisor agreements with Nuvini S.A. Their services include, but are not limited to, managing M&A strategy and pipeline work, providing support to identify strong acquisition opportunities, conducting due diligence on potential acquisition targets, developing detailed financial models and business cases. Both Busnello and Leandro are each entitled to receive an advisor fee of R$1,500 consisting of 285,171 units of stock options, refer to “Note 19-Share-based compensation plan” in this Annual Report, for more information regarding share-based compensation awards. These agreements were amended in order to increase the number of stock options units to 646,552 based on an updated valuation.

On February 28, 2022, and March 25, 2022, Busnello entered into additional advisor agreements to act as COO and CFO. Services include, but are not limited to, managing the ongoing operations of the Company, managing the finance and accounting teams and managing the process for financial planning and budgeting. As compensation for these services, Busnello received a total of 7,453,449 units of stock options, refer to “Note 19-Share-based compensation plan” in this Annual Report, for more information regarding share-based compensation awards.

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

Legal and Administrative Proceedings

We are and, from time to time, may become, subject to various legal and administrative proceedings that arise in the ordinary course of its business, including tax, labor, regulatory, environmental and civil proceedings. As of December 31, 2024, we did not record any provisions for legal proceedings.

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

As the Group was in a net loss position as of December 31, 2024, 2023, and 2022, no dividends have been declared or were payable. If in a profit position, the Group intends to declare dividend payments to allow shareholders to participate in its free cash flow, while retaining sufficient capital to invest in acquisitions and organic growth. Mercos is allowed to pay dividends considering its capital structure and collaterals on the debentures.

Certain Cayman Islands Legal Requirements Related to Dividends

Significant Changes

Except as disclosed elsewhere in this Annual Report, Nuvini has not experienced any significant changes since the date of Nuvini’s audited consolidated financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

Nuvini Ordinary Shares and Nuvini Warrants are listed on the Nasdaq Stock Market LLC (the “Nasdaq”) under the trading symbols “NVNI” and “NVNIW,” respectively, since October 2, 2023.

Plan of Distribution

Not applicable.

C. Markets

See “—A. Offer and Listing Details” above.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

Share Capital

Not applicable.

Memorandum and Articles of Association

The second amended and restated memorandum and articles of association of Nuvini, effective as of March 20, 2025, (the “Nuvini Articles”), are filed as Exhibit 1.2 to this Annual Report.

On March 27, 2025, issued 500,000 Class FF shares, par value US$0.00001 per share, pursuant to our second amended and restated memorandum and articles of association. Each Class FF share entitles the holder to 1,000 votes per share on all matters submitted to a vote of our shareholders. The Class FF shares are non-economic and carry no rights to dividends or other distributions.

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

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Nuvini Group is exposed to market risks in the ordinary course of our business, including credit risk, liquidity risk, the effects of changes in interest rates and foreign currency fluctuations. Information relating to quantitative and qualitative disclosures about these market risks is described below and in “Note 6-Financial instruments” to our audited annual consolidated financial statements for the years ended December 31, 2024 and 2023 included elsewhere in this Annual Report.

Foreign Exchange Risk

Some of Nuvini S.A.’s subsidiaries sell to foreign clients. For international operations, Nuvini S.A. invoices in its functional currency and maintains payment terms at or within 30 days of invoicing to ensure the exposure to exchange rate fluctuations is negligible.

As of December 31, 2024 and 2023, the Nuvini Group had bank account deposits with exposure to fluctuations in foreign currency held in the United States that are immaterial.

Liquidity Risk

Liquidity risk is the risk in which Nuvini S.A. will encounter difficulties in complying with the obligations associated with its financial liabilities that are settled with cash payments or other financial assets. The approach of Nuvini S.A. in liquidity management is to ensure, as much as possible, that it always has sufficient liquidity to meet its obligations, under normal conditions, without causing unacceptable losses or with the risk of harming Nuvini S.A.’s reputation. Nuvini S.A. does not expect the timing of occurrence of the cash flows estimated through the maturity date analysis will be significantly earlier, nor expect the actual cash flow amounts will be significantly different, although actual payments may vary depending on market conditions and Nuvini S.A.’s future performance. The table below analyzes Nuvini S.A.’s financial liabilities by maturity ranges corresponding to the remaining period between the balance sheet date and the contractual maturity date. There are no financial liabilities exceeding three years, as the failure of Nuvini S.A. to meet covenants associated with the Debentures outstanding resulted in the acceleration of the maturity of the Debentures. See “Note 15—Debentures for additional information” of Nuvini’s 2024, 2023 and 2022 consolidated financial statements. Additionally, refer to “Note 2-Basis for presentation” for consideration relating to going concern.

	December 31, 2024
	Less than 1 year	1 to 3 years	Total Liabilities
Accounts payable to suppliers	61,284	-	61,284
Other liabilities	775	-	775
Loans and financing	2,512	375	2,887
Debentures(i)	40,740	-	40,740
Deferred and contingent consideration	277,183	-	277,183
Lease liabilities	773	1,118	1,891
Related parties	1,078	-	1,078
Total	384,345	1,493	385,838

	December 31, 2023
	Less than 1 year	1 to 3 years	Total Liabilities
Accounts payable to suppliers	47,133	-	47,133
Other liabilities	852	-	852
Loans and financing	4,960	329	5,289
Debentures(i)	51,197	-	51,197
Deferred and contingent consideration	227,077	5,000	232,077
Lease liabilities	742	777	1,519
Related parties	9,867	-	9,867
Total	341,828	6,106	347,934

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

Nuvini S.A. adopts the assumption under IFRS 9, for credit losses on receivables that default occurs when the contract payments with clients are past due over 90 days. Longer payment terms are given to clients and default is unlikely even though the contract payments are past due within one year in the past because of the industry characteristics of Nuvini S.A. and positive long-term relationship with clients. Therefore, a more lagging default criterion is appropriate to determine the risk of default occurring. Nuvini S.A.’s credit risk exposure in relation to contract assets under IFRS 9 as December 31, 2024, 2023, and 2022 is immaterial.

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

Sensitivity analysis

The Group performed a sensitivity analysis regarding exposure to interest rate risk as of December 31, 2024. The 10% increase or reduction in interest rates would result in an increase or actual reduction of no more than 1% on the risk of total exposure. Therefore, Management believes that any fluctuation in interest rates would not represent any significant impact on the Group’s results.

For the analysis of interest rate sensitivity of financial investments, the “probable” scenario below represents the impact on financial investments as of December 31, 2024, and 2023, considering the projected forecast of the CDI rate and reflects management’s best estimates. The CDI rate as of December 31, 2024, is 12.25% and December 31, 2023, is 13.03%. The other scenarios consider an appreciation of 25% and 50% in such market interest rates, which represents a significant change in the probable scenario for sensitivity purposes.

Estimating an increase or a decrease of (I) projected forecast; (II) 25% or (III) 50% in interest rate, would increase or decrease profit or loss as follows:

	Scenario I	Scenario II	Scenario III
	(Probable) (ii)	+/-25%	+/-50%
Potential net effect on profit or loss	(250)	(1,149)	(2,047)

		Exposure	Scenario I	Scenario II	Scenario III
Indicators	12/31/2024	Spot rates (i)	(Probable) (ii)	+/-25%	+/-50%
Assets		11.87%	12.76%	15.95%	19.13%
Short-term investments—101% of CDI	13,238		118	540	962
Exposure to CDI—Assets	13,238		118	540	962
Liability		11.75%	12.63%	15.79%	18.95%
Related parties—100% of CDI	(1,078)		(9)	(44)	(78)
Debentures—100% of CDI	(40,740)		(359)	(1,645)	(2,931)
Exposure to CDI—Liabilities	(41,818)		(368)	(1,688)	(3,009)
Net exposure	(28,580)		(250)	(1,149)	(2,047)

(i)	Based on spot rate, as of the date of this financial statements, as published by the Central Bank of Brazil.

(ii)	Based on the projected forecast, as of December 31, 2024, as published by the Central Bank of Brazil.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2024. “Disclosure controls and procedures” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act means controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to its management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon the evaluation of our disclosure controls and procedures as of December 31, 2024, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2024. Notwithstanding the identified material weaknesses, the CEO and CFO have concluded that the consolidated financial statements in this Annual Report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

Material Weaknesses Identified

Prior to the Business Combination, we were a private company with limited accounting resources and processes to address our internal control over financial reporting and procedures and SEC requirements. As part of the preparation of our financial statements in connection with the Business Combination, our management reported material weaknesses in our internal control over financial reporting initially identified in connection with the preparation of financial statements for the year ended on December 31, 2024.

The material weaknesses identified relate to:

●	inability to implement a system of internal control over financial reporting considering the following components: (i) implementing a structure and establishing standards and processes to provide a basis for carrying out internal control activities across the organization; (ii) a risk assessment process for identifying and assessing risks for the achievement of financial reporting objectives; (iii) formal structure and controls related to “segregation of duties” around the critical elements of our financial reporting processes, including revenue recognition, impairment testing, financial instruments and significant or unusual transactions (among others); and (iv) monitoring process and oversight on;

●	insufficient accounting resources and processes necessary to comply with IFRS Accounting Standards and SEC reporting requirements, specifically: (i) ineffective design, implementation and operation of controls within the financial reporting process relating to preparation and review of the financial statements, including the technical application of IFRS Accounting Standards and SEC reporting; (ii) ineffective design, implementation and operation of controls within the financial reporting process, including the lack of sufficient accounting policies and procedures for the maintenance of accurate accounting records, and especially those related to the accounting for complex transactions; (iii) lack of sufficient knowledge, experience and training of finance and accounting personnel with respect to accounting and financial reporting requirements; and (iv) inadequate governance structure, including the lack of appropriate oversight of accounting and financial reporting matters; and

●	ineffective information technology (“IT”) general controls for information systems that are relevant to the preparation of the consolidated financial statements, including (i) insufficient policies and procedures over granting, reviewing, and revoking client access to IT applications and IT databases, and over change management; and (ii) governance and structure to manage and control access to in-scope application systems and changes to programs.

Nuvini is in the process of taking necessary actions to design and implement formal accounting policies, procedures and controls, as well as establish a control matrix required to remediate these material weaknesses. It also includes designing Nuvini’s financial control environment, including the establishment of controls to account for and disclose complex transactions. In particular, the scope of work and responsibilities of this internal controls team will include ensuring that the proper systems and processes are put in place by evaluating, together with the Chief Executive Officer, the effectiveness of the design and operation of Nuvini’s standards, systems, controls and procedures across the Nuvini Group. The internal controls team will be tasked with architecting, implementing and monitoring reporting and controls requirements across the Nuvini Group. This team will be responsible for assessing and remedying reporting controls and processes; creating standardized processes with respect to segregation of duties, accounting standards, impairment testing, contract review for accounting and risk assessment; creating a continuous monitoring of Nuvini practices for compliance, constant improvement and consistency; and coordinating with the Nuvini Acquired Companies in standards, hiring and training of reporting personnel. With respect to SEC reporting, Nuvini intends to invest adequate resources in the creation of an SEC reporting unit with extensive public company experience. This SEC reporting unit will report directly to the Chief Financial Officer and will have extensive public company experience including, but not limited to, SEC reporting and control implementation. Nuvini plans to begin hiring for this SEC reporting unit in fiscal year 2025.

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

Notwithstanding, our management continues to report material weaknesses in our internal control over financial reporting in connection with the preparation of financial statements for the year ended on December 31, 2024.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Act of 1934, as amended, for our company. Internal control over financial reporting is process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS Accounting Standards and that a company’s receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our consolidated financial statements.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2024, using the criteria set forth in the report “Internal Control – Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, management concluded that our internal controls over financial reporting were not effective as of December 31, 2024.

In the course of management’s preparation of our consolidated financial statements as of and for the year ended December 31, 2024, we identified a material weakness in our internal control over financial reporting. See “Item 15. Material Weakness Identified” for further details over the material weakness and management’s remediation plan. However, we cannot assure you that we will remediate our material weakness in a timely manner, or at all. See “Item 3. Key Information-D. Risk Factors—Risks Related to the Nuvini Group’s Business—Nuvini has identified material weaknesses in its internal control over financial reporting and information technology general controls and, as a result, restated its previous period’s financial statements. If Nuvini fails to remediate such material weaknesses (and any other ones) or establish and maintain effective internal controls over financial reporting, Nuvini may be unable to accurately report its results of operations, meet its reporting obligations and/or prevent fraud.”

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that materially affected, or are reasonably likely to materially affect, internal control over financial reporting. See “Item 15. Material Weakness Identified” for further details over the material weakness and management’s remediation plan.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to Nuvini by independent registered public accounting firm during the years ended December 31, 2024 and 2023.

	2024	2023
	(In thousands of Brazilian reais)
Audit Fees	1,748	1,137
Audit-Related Fees	404	-
Tax Fees	-	-
Other Fees	-	-
Total	2,152	1,137

Audit Fees

Audit fees are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual combined financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those years. It includes the audit of our financial statements, interim reviews and other services that generally only the independent accountant reasonably can provide, such as comfort letters, statutory audits, consents and assistance with and review of documents filed with the SEC.

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

Not applicable.

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

We have elected to rely on the exemption from Nasdaq Listing Rule 5620 which provides that, with certain exceptions, each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s year-end. The corporate governance practices of the Cayman Islands do not require annual shareholder meetings, and we are therefore not required to comply with Nasdaq Listing Rule 5620.

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

As of the date of this Annual Report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have materially affected, or are reasonably likely to materially affect, our business strategy, results of operations, or financial condition.

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

ITEM 18. FINANCIAL STATEMENTS

See our consolidated financial statements beginning at page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Memorandum and Articles of Association of Nvni Group Limited (incorporated by reference to Exhibit 3.1 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
1.2	Second Amended and Restated Memorandum and Articles of Association of Nvni Group Limited
2.1	Form of Warrant Certificate (included as Exhibit A to Exhibit 2.2).
2.2	Warrant Agreement by and between Mercato Partners Acquisition Corporation and Continental Stock Transfer & Trust Company, dated November 3, 2021 (incorporated by reference to Exhibit 4.1 to Mercato’s Current Report on Form 8-K (File No. 001-41017), filed with the SEC on November 8, 2021).
2.3	Warrant Termination and Adoption Agreement, dated September 29, 2023, by and among Mercato Partners Acquisition Corporation, Nvni Group Limited and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 2.3 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
2.4*	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.
4.1	Sponsor Support Agreement, dated February 26, 2023, by and among Mercato Partners Acquisition Group, LLC, the persons listed on Schedule I thereto, Mercato Partners Acquisition Corporation, Nuvini Holdings Limited and Nvni Group Limited (incorporated by reference to Exhibit 10.1 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.2+	Shareholder Voting and Support Agreement, dated as of February 26, 2023, by and among Mercato Partners Acquisition Corporation, Nuvini Holdings Limited and the other parties signatory thereto (incorporated by reference to Exhibit 10.2 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.3	Lock-up Agreement, dated September 29, 2023, by and between Nvni Group Limited and each of the stockholders of the Company to be listed on Exhibit A thereto (incorporated by reference to Exhibit 4.3 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
4.4	Registration Rights Agreement, dated September 29, 2023, by and among Nvni Group Limited, Mercato Partners Acquisition Group, LLC, certain parties set forth on Exhibit A thereto and certain former shareholders of Nuvini Holdings Limited set forth on Exhibit B thereto (incorporated by reference to Exhibit 4.4 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
4.5	Letter Agreement, dated November 3, 2021, by and among Mercato Partners Acquisition Corporation, its officers and directors and Mercato Partners Acquisition Group, LLC (incorporated by reference to Exhibit 10.1 to Mercato’s Current Report on Form 8-K, (File No. 001-41017) filed with the SEC on November 8, 2021).
4.6†	First Loan Agreement, dated August 23, 2021, by and between Nuvini S.A. and Pierre Schurmann (English-language translation) (incorporated by reference to Exhibit 10.6 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.7†	Second Loan Agreement, dated August 31, 2021, by and between Nuvini S.A. and Pierre Schurmann (English-language translation) (incorporated by reference to Exhibit 10.7 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.8†	Third Loan Agreement, dated January 27, 2022, by and between Nuvini S.A. and Pierre Schurmann (English-language translation) (incorporated by reference to Exhibit 10.8 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.9†	Fourth Loan Agreement, dated January 27, 2022, by and between Nuvini S.A. and Pierre Schurmann (English-language translation) (incorporated by reference to Exhibit 10.9 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.10†	Fifth Loan Agreement, dated February 1, 2022, by and between Nuvini S.A. and Pierre Schurmann (English-language translation) (incorporated by reference to Exhibit 10.10 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.11†	Sixth Loan Agreement, dated March 29, 2022, by and between Nuvini S.A. and Pierre Schurmann (English-language translation) (incorporated by reference to Exhibit 10.11 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).

4.12†	Restated Amendment to the Loan Agreements, dated April 28, 2022, by and between Nuvini S.A. and Pierre Schurmann (English-language translation) (incorporated by reference to Exhibit 10.12 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.13†	Seventh Loan Agreement, dated February 13, 2023, between Nuvini S.A. and Pierre Schurmann (English-language translation) (incorporated by reference to Exhibit 10.13 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.14†	Loan Agreement, dated September 3, 2021, between Nuvini S.A. and Aury Ronan Francisco (English-language translation) (incorporated by reference to Exhibit 10.14 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.15†	First Amendment to the Loan Agreement, dated January 27, 2022, between Nuvini S.A. and Aury Ronan Francisco (English-language translation) (incorporated by reference to Exhibit 10.15 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.16†	Second Amendment to the Loan Agreement, dated May 25, 2022, between Nuvini S.A. and Aury Ronan Francisco (English-language translation) (incorporated by reference to Exhibit 10.16 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.17†	Loan Agreement, dated May 20, 2022, by and between Nuvini S.A. and Accipiens Consultoria e Participações EIRELI (English-language translation) (incorporated by reference to Exhibit 10.17 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.18†	Loan Agreement, dated August 15, 2022, by and between Nuvini S.A. and Accipiens Consultoria e Participações EIRELI (English-language translation) (incorporated by reference to Exhibit 10.18 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.19†	Credit Assignment Agreement, dated November 30, 2022, by and between Pierre Schurmann and Accipiens Consultoria e Participações EIRELI (English-language translation) (incorporated by reference to Exhibit 10.19 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.20†	Amendment to the Loan Agreements, dated December 10, 2022, by and between Nuvini S.A. and Pierre Schurmann (English-language translation) (incorporated by reference to Exhibit 10.20 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.21†	Loan Equity Kicker, dated December 15, 2022, by and among Nuvini S.A., Pierre Schurmann and Heru Investimentos e Participações LTDA (English-language translation) (incorporated by reference to Exhibit 10.21 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.22	Advisor Agreement, dated February 28, 2022, by and between Luiz Busnello and Nuvini S.A. (English-language translation) (incorporated by reference to Exhibit 10.22 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.23	Advisor Agreement, dated June 14, 2022, by and between Walter Leandro and Nuvini S.A. (English-language translation) (incorporated by reference to Exhibit 10.23 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.24†	Fourth Amended Consolidated Issuance Deed of Debentures, dated April 25, 2022, by and among Nuvini S.A., Vórtx Distribuidora de Títulos e Valores Mobiliários LTDA., OnClick Sistemas de Informação LTDA., Commit Consulting LTDA., Apie.comm Tecnologia LTDA. and Leadlovers Tecnologia LTDA (English-language translation) (incorporated by reference to Exhibit 10.24 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.25†	Fifth Amended Issuance Deed of Debentures, dated December 16, 2022, by and among Nuvini S.A., Vórtx Distribuidora de Títulos e Valores Mobiliários LTDA., OnClick Sistemas de Informação LTDA., Commit Consulting LTDA., Apie.comm Tecnologia LTDA., Leadlovers Tecnologia LTDA and Pierre Schurmann (English-language translation) (incorporated by reference to Exhibit 10.25 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).

4.26†	Loan Equity Kicker, dated as of October 27, 2022, between Nuvini, Mr. Éder de Macedo Medeiros, with Heru Investimentos e Participações Ltda and Simplest Software Ltda. as intervening and consenting parties (English-language translation) (incorporated by reference to Exhibit 10.28 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.27†	Loan Equity Kicker, dated as of October 28, 2022, between Nuvini and Aloysio Jose da Fonseca Junqueira, with Heru Investimentos e Participações Ltda and Simplest Software Ltda. as intervening and consenting parties (English-language translation) (incorporated by reference to Exhibit 10.29 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.28†	Loan Equity Kicker, dated as of November 2, 2022, between Nuvini, Quadro Holding e Participações Ltda, with Heru Investimentos e Participações Ltda and Simplest Software Ltda. as intervening and consenting parties (English-language translation) (incorporated by reference to Exhibit 10.30 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.29†	Loan Equity Kicker, dated as of November 21, 2022, between Nuvini and Iury Andrade Melo, with Heru Investimentos e Participações Ltda and Simplest Software Ltda. as intervening and consenting parties (English-language translation) (incorporated by reference to Exhibit 10.31 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.30	Indemnification Agreement by and between Pierre Schurmann and Nuvini, dated as of September 29, 2023 (incorporated by reference to Exhibit 4.30 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
4.31	Indemnification Agreement by and between Luiz Busnello and Nuvini, dated as of September 29, 2023 (incorporated by reference to Exhibit 4.31 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
4.32	Indemnification Agreement by and between Scott Klossner and Nuvini, dated as of September 29, 2023 (incorporated by reference to Exhibit 4.32 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
4.33	Indemnification Agreement by and between Greg Warnock and Nuvini, dated as of September 29, 2023 (incorporated by reference to Exhibit 4.33 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
4.34	Indemnification Agreement by and between Marcello Gonçalves and Nuvini, dated as of September 29, 2023 (incorporated by reference to Exhibit 4.34 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
4.35	Indemnification Agreement by and between Roberto Sahade and Nuvini, dated as of September 29, 2023 (incorporated by reference to Exhibit 4.35 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
4.36	Indemnification Agreement by and between Randy Millian and Nuvini, dated as of September 29, 2023 (incorporated by reference to Exhibit 4.36 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
4.37*	Indemnification Agreement by and between João Antonio Dantas Bezerra Leite and Nuvini, dated as of April 25, 2024.
4.38*	Indemnification Agreement by and between Marco Aurelio Leone Fernandes and Nuvini, dated as of June 20, 2024.
4.39	Nuvini 2023 Incentive Plan (incorporated by reference to Exhibit 4.37 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
4.40	Form of Subscription Agreement, by and among Mercato Partners Acquisition Corporation and the investors signatory thereto (incorporated by reference to Exhibit 10.1 to Mercato’s Current Report on Form 8-K (File No. 001-41017), filed with the SEC on September 25, 2023).
4.41	Nuvini S.A. 2020 Stock Option Plan (incorporated by reference to Exhibit 4.39 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
4.42	Form of Nuvini S.A. 2020 Stock Option Plan Award Agreement (incorporated by reference to Exhibit 4.40 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).

4.43	Business Combination Agreement, dated February 26, 2023, by and among Mercato Partners Acquisition Corporation, Nuvini Holdings Limited, Nvni Group Limited and Nuvini Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.44	Amendment No. 1 to the Business Combination Agreement, dated September 28, 2023, by and among Mercato Partners Acquisition Corporation, Nuvini Holdings Limited, Nvni Group Limited and Nuvini Merger Sub, Inc. (incorporated by reference to Exhibit 4.42 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
8.1	A list of subsidiaries of Nvni Group Limited
11.1*	Insider Trading Policy.
12.1	Certificate of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certificate of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certificate of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.
13.2	Certificate of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.
97.1*	Clawback Policy.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File, formatted in iXBRL and contained in Exhibit 101.

+	Schedules and exhibits have been omitted pursuant to Item 601(b)(2)(ii) of Regulation S-K. Nuvini Group Limited agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

†	Portions of these exhibits have been redacted in compliance with Item 601(a)(6) of Regulation S-K.

*	Previously filed or furnished with the Annual Report on Form 20-F on December 26, 2024.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

NVNI GROUP Limited

	By:	/s/ Pierre Schurmann
Pierre Schurmann Chief Executive Officer

Date: April 30, 2025

Nvni Group Limited

Report Of Independent Registered Public Accounting Firm

Shareholders and the board of directors

Nvni Group Limited

Opinion on the financial statements

We have audited the accompanying consolidated balance sheet of Nvni Group Limited and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for each of the two years ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company incurred a net loss of R$78.2 million, it had a working capital deficiency of R$348.3 million, and shareholders’ equity deficiency of R$120.5 million. These conditions, along with other matters set forth in Note 2, raises substantial doubt regarding the Company’s ability to continue operating as a going concern. Management’s plans and actions in regards to these matters are also described in Note 2. The financial statements do not include any adjustments that may arise from such uncertainty.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

April 30, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Nuvini S.A. (predecessor of Nvni Group Limited)

Opinion on the Financial Statements

We have audited, before the effects of the retrospective adjustments to basic and diluted loss per share discussed in Note 18 to the consolidated financial statements and to disclosures of the share capital discussed in Note 17 to the consolidated financial statements, the accompanying consolidated statements of loss and comprehensive loss, changes in equity, and cash flows of Nuvini S.A. and subsidiaries (predecessor of Nvni Group Limited) (the “Company”) for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2022, in conformity with International Financial Reporting Standards - IFRS, as issued by the International Accounting Standards Board - IASB.

We were not engaged to audit, review, or apply any procedures to the retrospective adjustments to basic and diluted loss per share discussed in Note 18 to the financial statements and to disclosures of the share capital discussed in Note 17 to the financial statements, and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

Going Concern

The Company’s financial statements as of and for the year ended December 31, 2022 (the “2022 financial statements”) were prepared assuming that the Company will continue as a going concern. As of the date of the issuance of the 2022 financial statements, the Company had suffered recurring losses from operations and had a working capital deficiency of R$311,821 thousand at December 31, 2022 that raised substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters were also described in the 2022 financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on the Company´s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) - PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission - SEC and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by Management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

August 9, 2023

/S/ DELOITTE TOUCHE TOHMATSU
Auditores Independentes Ltda.
Sao Paulo, Brazil

We began serving as the Company’s auditor in 2020. In 2023, we became the predecessor auditor.

Nvni Group Limited Consolidated Statement of Financial Position

As of December 31, 2024, and 2023

(In thousands of Brazilian reais, unless otherwise stated)

	Notes	12/31/2024	12/31/2023
ASSETS
Current assets
Cash and cash equivalents	7	18,035	11,398
Trade accounts receivable, net	8	14,974	14,263
Short-term advances		31,678	28,970
Other current assets		3,644	7,537
Total current assets		68,331	62,168
Non-current assets
Property and equipment, net	10	4,479	3,990
Right-of-use assets, net	10	1,791	1,435
Intangible assets, net	11	133,617	137,061
Goodwill	11	185,758	204,099
Other non-current assets		11,417	11,108
Total non-current assets		337,062	357,693
Total assets		405,393	419,861
LIABILITIES
Current liabilities
Accounts payable to suppliers	13	61,284	47,133
Salaries and labor charges	12	18,210	16,674
Loans and financing	13	2,512	4,960
Debentures	15	40,740	51,197
Exposure premium liability	15	2,940	1,835
Lease liability	10	773	742
Income taxes payable		1,789	1,913
Taxes, fees and contributions payable		5,577	5,352
Deferred revenue	20	3,739	3,145
Deferred and contingent consideration on acquisitions	5 and 6	277,183	227,077
Related parties	9	1,078	9,867
Other current liabilities		775	852
Total current liabilities		416,600	370,747
Non-current liabilities
Loans and financing	13	375	329
Loans from investors	14	22,033	13,901
Taxes and contributions payable		1,955	2,886
Deferred and contingent consideration on acquisitions	5 and 6	-	5,000
Lease liability	10	1,118	777
Provisions for risks	16	26,632	30,820
Deferred taxes	23	40,639	44,566
Derivative warrant liabilities	17	7,663	4,464
Total non-current liabilities		100,415	102,743
Total liabilities		517,015	473,490
SHAREHOLDERS’ DEFICIT	17
Share capital		283,408	260,685
Capital reserves		128,845	127,932
Accumulated losses		(529,780)	(446,575)
Other comprehensive loss		(2,968)	-
Total shareholders’ deficit, Equity attributable to owners		(120,495)	(57,958)
Non-controlling interest	17	8,873	4,329
Total shareholders’ deficit		(111,622)	(53,629)
Total liabilities and shareholders’ deficit		405,393	419,861

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Nvni Group Limited Consolidated Statement of Loss and Comprehensive
Loss for the years ended December 31, 2024, 2023 and 2022

(In thousands of Brazilian reais, unless otherwise stated)

	Notes	12/31/2024	12/31/2023	12/31/2022
Net operating revenue	20	193,282	168,985	124,545
Cost of services provided	21	(70,754)	(66,138)	(52,813)
Gross profit		122,528	102,847	71,732
Sales and marketing expenses	21	(28,084)	(28,827)	(27,370)
General and administrative expenses	21	(57,732)	(93,156)	(53,347)
Impairment of goodwill	11	(18,341)	(11,373)	(86,897)
Other operating (expenses) income, net	21	(1,893)	17,597	182
Listing expense	21	-	(176,282)	-
Operating profit (loss)		16,478	(189,194)	(95,700)
Financial income and expenses, net	22	(85,184)	(55,110)	(16,730)
Loss before income tax		(68,706)	(244,304)	(112,430)
Income tax, net	23	(9,503)	(3,558)	(1,776)
Net loss		(78,209)	(247,862)	(114,206)
Net loss attributed to:
Owners of the Company		(86,173)	(254,711)	(114,408)
Non-controlling interests	17	7,964	6,849	202
Loss per share
Basic and diluted loss per share (R$)	18	(2.58)	(10.73)	(6.48)
Other comprehensive loss:
Foreign currency translation adjustment		(2,968)	-	-
Total other comprehensive loss		(2,968)	-	-
Comprehensive loss		(81,177)	(247,862)	(114,206)

The above consolidated statement of loss should be read in conjunction with the accompanying notes.

Nvni Group Limited Consolidated Statement of Changes in
Equity for the years ended December 31, 2024, 2023 and 2022

(In thousands of Brazilian reais, unless otherwise stated)

Equity attributable to Equity Holder of the Parent

	Notes	Share Capital	Capital Reserves	Accumulated Losses	Attributable to owners of the parent	Non-controlling interests	Total Equity
Balances as of December 31, 2021		38,904	3,738	(79,442)	(36,800)	-	(36,800)
Exercise of subscription rights		1,500	(1,500)		-	-	-
Initial recognition of non-controlling interest	17		42,510	-	42,510	4,207	46,717
Distributions to non-controlling interest	17			-	-	(556)	(556)
Provision for share-based payment	19	-	9,884	-	9,884	-	9,884
Net loss representing total comprehensive loss for the year		-	-	(114,408)	(114,408)	202	(114,206)
Balance as of December 31, 2022		40,404	54,632	(193,850)	(98,814)	3,853	(94,961)

	Notes	Share Capital	Capital Reserves	Accumulated Losses	Attributable to owners of the parent	Non-controlling interests	Total Equity
Balances as of December 31, 2022		40,404	54,632	(193,850)	(98,814)	3,853	(94,961)
Capital increase		186,371	-	-	186,371	-	186,371
Subscription rights		33,910	1,500	-	35,410	-	35,410
Provision for share-based payment	19	-	6,255	-	6,255	-	6,255
Debt instruments converted to equity		-	65,747	-	65,747	-	65,747
Initial recognition of non-controlling interest		-	(202)	-	(202)	706	504
Distributions to non-controlling interest		-	-	1,986	1,986	(7,079)	(5,093)
Net loss representing total comprehensive loss for the year		-	-	(254,711)	(254,711)	6,849	(247,862)
Balance as of December 31, 2023		260,685	127,932	(446,575)	(57,958)	4,329	(53,629)

	Notes	Share Capital	Capital Reserves	Accumulated Losses	OCI	Attributable to owners of the parent	Non-controlling interests	Total Equity
Balances as of December 31, 2023		260,685	127,932	(446,575)	-	(57,958)	4,329	(53,629)
Capital increase		22,723	-	-	-	22,723	-	22,723
Provision for share-based payment	19	-	913	-	-	913	-	913
Distributions to non-controlling interest		-	-	-	-	-	(3,420)	(3,420)
Other comprehensive income		-	-	2,968	(2,968)	-	-	-
Net loss representing total comprehensive loss for the year		-	-	(86,173)	-	(86,173)	7,964	(78,209)
Balance as of December 31, 2024		283,408	128,845	(529,780)	(2,968)	(120,495)	8,873	(111,622)

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Nvni Group Limited Consolidated Statement of Cash Flows for
the years ended December 31, 2024, 2023 and 2022
(In thousands of Brazilian reais, unless otherwise stated)

	Notes	2024	2023	2022
Cash flow from operating activities
Loss before income tax		(68,706)	(244,304)	(112,430)
Adjustments for:
Depreciation and amortization	10 and 11	19,850	18,715	17,234
Share-based payment expense	19	913	6,255	9,884
Adjustment in provision for risks		(4,188)	(1,395)	(1,953)
Interest on loans, financing and debentures	13, 15 and 22	13,689	15,117	14,704
Interest on lease liabilities	10	227	316	175
Amendment to lease liability		-	(217)	-
Allowance for expected credit loss	8	47	440	20
Write-offs accounts receivable		-	953	-
Impairment of goodwill	11	18,341	11,373	86,897
Loss on disposal of assets	10	55	1,589	116
Deferred and contingent consideration adjustment	5 and 6	53,091	40,535	16,294
Employee bonus provision		660	2,001	2,470
Taxes on provisions		-	-	399
Fair value of derivative warrant liabilities	17	3,199	(14,507)	-
Listing Expense	21	-	176,282	-
Fair value of subscription rights		-	(2,941)	(14,495)
Decrease (increase) in operating assets:
Trade accounts receivable	8	(757)	(2,519)	153
Other assets		876	(32,230)	(2,532)
Increase (decrease) in operating liabilities:
Accounts payable to suppliers		14,151	38,956	2,023
Salaries and labor charges	12	876	(1,118)	3,653
Taxes and fees		(1,360)	2,534	1,366
Deferred revenue		593	(675)	(548)
Other liabilities	23	(77)	(2,727)	(2,596)
Income taxes paid		(12,899)	(9,624)	(6,638)
Net cash from operating activities		38,581	2,809	14,196
Investment activities
Cash payments to acquire property and equipment	10	(1,829)	(3,570)	(1,330)
Cash payments to acquire intangibles	11	(14,231)	(8,648)	(2,992)
Net cash used in investment activities		(16,060)	(12,218)	(4,322)
Financing activities
Payment of principal loans and financing	13 and 15	(17,937)	(9,451)	(10,101)
Interest paid	13 and 15	(8,332)	(14,784)	(12,602)
Payment of principal portion of lease liabilities	10	(1,102)	(1,053)	(1,064)
Proceeds from debentures, loans, and financing	13, 14 and 15	9,058	18,617	8,750
Capital increase	17	13,832	29,060	-
Proceeds on issuance of subscription rights	17	-	-	3,750
Distributions paid to non-controlling interest		(3,420)	(5,093)	(556)
Proceeds from investors and related party loans		-	-	8,961
Payment of deferred and contingent consideration on acquisitions	5 and 6	(7,985)	(4,504)	(9,898)
Net cash (used in) from financing activities		(15,884)	12,792	(12,760)
Net increase (decrease) in cash and cash equivalents		6,637	3,383	(2,886)
Cash and cash equivalents at the beginning of the year	7	11,398	8,015	10,901
Cash and cash equivalents at the end of the year	7	18,035	11,398	8,015
Net increase (decrease) in cash and cash equivalents		6,637	3,383	(2,886)

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

NVNI GROUP LIMITED

EXPLANATORY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023, and 2022.

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

Nuvini’s business philosophy is to invest in established companies and foster an entrepreneurial environment that enables companies to become leaders in their respective industries, creating value through long-term partnerships with existing management teams and accelerating growth through improved commercial strategies, increased efficiency of internal processes and enhanced governance structures.

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

On September 29, 2023 (the “Closing Date”), Nuvini completed its business combination with Mercato. As a result, Nuvini’s Ordinary Shares and Warrants commenced trading on Nasdaq under the symbols “NVNI” and “NVNIW,” respectively, as of market open on October 2, 2023.

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

Accordingly, the financial statements of Nuvini S.A. became the historical financial statements of Nuvini and the assets, liabilities and results of operations of Mercato was consolidated with Nuvini from the Closing Date.

Consolidated subsidiaries

The following table lists the Company’s subsidiaries. The subsidiaries have share capital consisting solely of ordinary shares that are held directly by the Company, and the proportion of ownership interests held equals the voting rights held by the Company. The country of incorporation or registration is also their principal place of business:

Subsidiaries	Place of Business/Country of Incorporation	Equity Ownership Held by the Company 12/31/2024	Equity Ownership Held by the Company 12/31/2023
Effecti Tecnologia Web LTDA. (“Effecti”)	Brazil	100%	100%
Leadlovers Tecnologia LTDA. (“Leadlovers”)	Brazil	100%	100%
Ipe Tecnologia LTDA. (“Ipe”)	Brazil	100%	100%
Dataminer Dados, Informacoes E Documentos LTDA (“Datahub”)	Brazil	100%	100%
Onclick Sistemas de Informacao LTDA. (“Onclick”)	Brazil	100%	100%
Simplest Software LTDA (“Mercos”)	Brazil	57.91%	57.91%
Smart NX	Brazil	55%	55%
Nuvini S.A	Brazil	100%	100%
Nuvini LLC	United States of America	100%	100%

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

Nuvini LLC

Nuvini LLC was incorporated on November 9, 2020 in the United States of America to explore opportunities for strategic partnerships abroad. Nuvini LLC has no relevant operations for the years ended December 31, 2024, 2023, and 2022.

Note 2. Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with IFRS Accounting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee. The financial statements comply with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

The issuance of these consolidated financial statements was originally authorized by the Board of Directors on April 30, 2025.

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

For the years ended December 31, 2024, 2023 and 2022, the Company incurred a net loss of R$78.2 million, R$247.9 million and R$114.2 million, respectively, and on December 31, 2024 and 2023, the Company had a working capital deficit of R$348.3 million and R$308.6 million, respectively and shareholders’ deficit of R$111.6 million and R$53.6 million, respectively. Management believes it will continue to incur operating and net losses at least for the medium term.

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

As discussed in notes 13 and 15, the Company had current debt obligations outstanding of R$44.3 million and R$66.0 million on December 31, 2024 and 2023, respectively, which included the entire balance of amounts owed under the debentures issued in 2021 and due in 2026, as the Company was not in compliance with financial covenants associated with the debentures at December 31, 2024 or 2023 and the balances due on loans that mature in 2024 and short-term obligations under related party loans (see note 9 for further details).

The Company issued equity in shares in exchange for the partial acquisition of Smart NX in 2023.

On December 31, 2024 and 2023, the Company had cash and cash equivalents, including short-term investments, of R$18.0 million and R$11.4 million, respectively.

As explained above, net loss has consistently and significantly decreased year-over-year, with 2023 seeing an increase in net loss due to onetime IPO Listing Expenses, demonstrating the Company’s improved operating performance.

In addition to the above factors, the Company’s debt obligations have also improved. As discussed in note 26-Subsequent Events, in January 2025, the Company has raised US$14.875 million gross before expenses and taxes, which combined with the visible operational improvement highlighted above, we believe this leaves the Company in a more comfortable cash position relative to its obligations. With the capital raise, the Company has already guaranteed its obligations for the next 12 months as it has entered into an extension agreement for the deferred and contingent obligations.

It is very important to emphasize that today the Company is already generating enough cash to fulfill its operating obligations and the organic growth of its portfolio companies with an operating profit, but it is still not generating enough cash to pay the debt obligations of the acquisitions made.

Therefore, it is still necessary to raise funds through equity, as was done in January 2025, to balance the Company’s capital structure and to seek better lines of credit with lower interest rates to improve costs and cash generation.

The Company’s business model is based on raising capital through equity and debt until our various portfolio companies generate enough cash for the Company to fulfill the obligations assumed in past acquisitions and still have free cash flow to make new acquisitions and not be solely dependent on raising capital.

The Company now has a larger institutional invest base which makes it more accessible to seek and find the funding necessary to continue the Company’s expansion.

The Company has determined that these factors raise significant doubt about its ability to continue as a going concern.

As further discussed at note 15, the debenture holders have subsequently granted the Company’s request to waive the 2024 covenant violations.

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

As discussed in note 26, the Company entered into a Private Placement transaction with certain institutional investors for aggregate gross proceeds of US$12.0 million, before deducting fees to the placement agent and other expenses payable by the Company in connection with the Private Placement.

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

If the Company is unable to obtain adequate capital resources to fund the debt incurred from past acquisitions, the terms will have to be renegotiated and there will be a delay in the acquisition plan, postponing the acquisition of new companies but not causing losses or delays for the companies already in the portfolio, as they are financially and operationally self-sufficient, and the holding company uses the new capital raised to cover debenture and deferred and contingent obligations, which could have a material impact on its operations and limit its ability to fully execute its business acquisition strategy, which may directly and negatively affect its business, operating and financial results.

Note 3. Summary of significant accounting policies

Basis of consolidation

As of December 31, 2024, 2023, and 2022, the consolidated financial statements include information from the subsidiaries Effecti, Leadlovers, Ipe, Datahub, Mercos, Onclick, Nuvini LLC, Nuvini S.A. and Smart NX. Smart NX was acquired in 2023 and therefore was not included in the consolidated financial statements as of December 31, 2022. The consolidated financial statements incorporate the financial positions and the operational results of subsidiaries that the Group controls. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. Intercompany transactions, balances and unrealized gains on transactions between the Company and its subsidiaries are eliminated, if applicable.

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

When consideration transferred by the Group in a business combination includes an obligation of the Group to provide additional payments to the sellers based on future performance of the business sold or services to the Group (a contingent consideration, as described in note 5), the Group evaluates whether the contingent consideration should be accounted for as compensation for post-combination services or contingent consideration and included in consideration transferred in accordance with IFRS 3—Business Combinations (“IFRS 3”). If the Group determines the arrangement is contingent consideration, the arrangement is further evaluated to see if the payments should be accounted for as an additional cash consideration or equity interests to the former owners (seller) if certain future events occur. The current arrangements resulting from the acquisitions detailed in note 5 have been accounted for as contingent consideration, are measured at fair value at the acquisition date and included in the consideration transferred.

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

Impairment of financial assets

The Group recognizes a provision for expected credit losses (“ECL”) on trade receivables and contract assets measured under IFRS 9. To measure the expected credit losses, trade receivables and contract assets have been grouped as they have substantially the same risk characteristics and are related to the same types of contracts; therefore, the expected loss rates for trade receivables are a reasonable approximation of the loss rates for the contract assets. The Group applies the ’simplified’ approach to measure the ECL, since the Group’s trade receivables do not include a significant financing component and are not considered to be complex. The Group therefore recognizes the lifetime expected credit losses over the life of the trade accounts receivable and other assets. The Group evaluates whether ECL would be required to be recorded for other assets periodically and on an individual basis.

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

Financial liabilities

Financial liabilities are subsequently measured (i) at amortized cost using the effective interest rate method or (ii) at FVTPL.

●	Financial liabilities at FVTPL: Financial liabilities are classified at FVTPL when the financial liability is (i) a contingent consideration of a buyer in a business combination that is classified as a liability, (ii) held for trading, or (iii) designated at FVTPL. As of December 31, 2024, 2023, and 2022, the Group had financial liabilities designated at FVTPL recorded in the financial statements related to the contingent consideration related to the acquisition of equity interests in the subsidiaries, as detailed in notes 5 and 6.

●	Financial liabilities at amortized cost: Financial liabilities other than (i) contingent consideration of a buyer in a business combination that is classified as a liability or, (ii) assigned to FVTPL are subsequently measured at the amortized cost using the effective interest rate method.

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

Goodwill

Goodwill is initially recognized and measured as described above in business combinations. Goodwill is not amortized, but is tested for impairment at least annually, or when circumstances indicate an impairment loss. For the purposes of the impairment test, goodwill is allocated to each of the Group’s cash generating units (“CGUs”). To determine the CGU, assets are grouped at the lowest levels for which there are independent cash flows. For purposes of this test, goodwill is allocated to the CGUs or groups of CGUs that will benefit from the synergies of the combination. The CGUs identified were Effecti, Ipe, Leadlovers, Datahub, Onclick, Mercos, and Smart NX.

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

Intangible assets with finite lives are amortized on a straight-line basis over their economic useful lives and assessed for impairment whenever there is an indication of loss of economic value of the asset. The amortization period and method for an intangible asset with a finite life are reviewed, at least, at the end of each year. Changes in the estimated useful life or in the expected consumption of the future economic benefits of these assets are accounted for through changes in the amortization period or method, as the case may be, and are treated as changes in accounting estimates. Amortization of intangible assets with finite useful lives is recognized in the income statement within the general and administrative expenses category with the exception of the amortization of technology software and customer relationships intangible assets included in cost of sales expense category.

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

As of December 31, 2024 and 2023, the following asset types have finite useful lives and the average useful lives applied by the Group remain unchanged as shown below:

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

As of December 31, 2024 and 2023, the average useful lives applied by the Group are the following:

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

Revenue is presented net of taxes, discounts, refunds and cancellations, when applicable. For specific subsidiaries of the Group (i.e. Leadlovers), standard contract terms state that customers have a right of refund within 30 days. At the point of sale, a refund liability and a corresponding adjustment to revenue is recognized for those products expected to be returned. Early pay discounts are not granted to customers, however a promotional discount to promote Holiday sales was granted in December 2024, 2023 and 2022, the total discounts given were immaterial and are recorded as a reduction to total revenue.

All transaction prices are fixed and do not include variable pricing, apart from the transaction price for Effecti customers which includes a variable component where customers are offered a temporary discount if the customer has a valid expectation of a price concession. The discount granted to customers is immaterial as of December 31, 2024, 2023 and 2022. Revenue is not recognized if there is significant uncertainty in its realization.

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

In 2022, subsidiary Apie.comm qualified for the presumed profit method. Under the presumed profit method, the income tax is determined by applying the same rates stated above to a determined presumed profit margin which ranges from 8% to 32% applied to gross revenues, depending on the taxpayer’s activity. Use of the presumed profit method is generally limited to entities with gross revenues of less than R$78 million in the prior taxable year. In 2023, Smart NX Ltda qualified as a small business with non-significant annual revenue and was qualified for the Simples Nacional tax. Under this regime, the company was subject to a tax rate of 11.5% applied to its monthly revenue. All other Company subsidiaries record taxable income under the Lucro Real (“Actual profits”) taxation regime. Use of the Lucro Real method is required for Companies with gross revenue exceeding R$78 million in the prior taxable year but is electable. This method is electable by Companies who do not meet the gross revenue target. As of December 31, 2024, there were no changes to taxable income methods.

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

Deferred tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized and are reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred income tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax-planning strategies. As of December 31, 2024 and 2023, the Group has not recognized deferred tax assets related to tax loss carry forwards.

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

Net loss per share

Basic net loss per share is computed by dividing net loss by the weighted-average number of ordinary shares outstanding during the period. Diluted net loss per share is computed by giving effect to all potential ordinary shares, including outstanding share options, subscription rights and potential conversions related to the debentures, to the extent dilutive. Basic and diluted net loss per share was the same for the periods ended December 31, 2024, 2023, and 2022 as the inclusion of all potential common shares outstanding would have been anti-dilutive.

Related parties

Related party transactions are the transfer of resources, services or obligations between the Group and a related party, regardless of whether a price is charged in return. Related party transactions that are carried out between the Group are eliminated for consolidation purposes.

As of December 31, 2024 and 2023, the Group maintained transactions with related parties. Information on related parties is described in note 9.

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

The following are significant estimates, assumptions and judgements made by Management in the years ended December 31, 2024, 2023 and 2022.

Fair value of financial liabilities

Nuvini Warrants (see note 17) are recorded as financial liabilities on the consolidated statement of financial position and are measured on each reporting date. In assessing the fair value of the warrants, the fair value was calculated based on the listed market price of such warrants (level 1).

Liabilities for contingent consideration for acquisitions (see note 6) are measured at estimated fair value, level 3, which requires significant judgment by Management regarding unobservable market data and assumptions as to the amounts and probability of the acquired subsidiaries meeting future financial and operating targets is based on business plans agreed to by Management and the Sellers.

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

Provision for risks

Risk provisions are identified and recorded based on the risk assessment made by Management. This risk assessment is based on information available on the date of preparation of the financial statements. Periodically, the Group revisits its evaluation as a result of the progress of the processes and obtaining new information. In 2024, the Group recorded provisions for risk related to employee labor tax and certain labor and civil lawsuits in which likelihood of loss was determined as probable by Management. For further information on risk provisions recorded during the years ended December 31, 2024, 2023 and 2022, see note 16.

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

On the date of authorization of these financial statements, the Group has not adopted the following new and revised standards under IFRS Accounting Standards.

Standard	Amendment
IAS 1	Classification of liabilities as current and non-current
IFRS 16	Lease liabilities in a sale and leaseback transaction
IAS 7	Reverse factoring
IFRS 7	Reverse factoring

New standards, changes and interpretations not yet in force and/or adopted

On the date of authorization of these financial statements, the Group has not adopted the following already issued and not yet in force and/or applicable standards under IFRS Accounting Standards.

Standard	Amendment
IAS 21	Lack of convertibility between currencies
IFRS 7	Classification and measurement of financial instruments
IFRS 9	Classification and measurement of financial instruments
IAS 28	Application of the equity method for the measurement of investments in subsidiaries
IFRS 18	New presentation and disclosure requirements in financial statements
IFRS 19	Reduced disclosures for subsidiaries without public accountability

Management does not expect the adoption of the following standards to have a material impact on the Group’s financial statements in future periods.

Note 5. Deferred and Contingent Considerations on Acquisitions

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

The Group’s current and non-current liabilities payable under the deferred and contingent consideration arrangements as of December 31, 2024, and 2023 are detailed as follows:

	Year ended December 31,
	2024	2023
Current deferred and contingent consideration:
Effecti	126,414	106,096
Leadlovers	56,799	44,021
Ipe	39,199	34,770
Datahub	26,938	23,088
Onclick	22,833	19,102
Smart NX	5,000	-
Total current deferred and contingent consideration	277,183	227,077

Non-current deferred and contingent consideration:
Smart NX	-	5,000
Total non-current deferred and contingent consideration	-	5,000

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

Balance on January 1, 2022	291,305
Payments	(9,898)
Contingent consideration adjustment	16,294
Derecognition of Mercos deferred and contingent consideration (note 5 and 17)	(62,745)
Balance on December 31, 2022	234,956
Initial recognition of deferred and contingent consideration relating to acquisitions	5,000
Payments	(6,215)
Deferred and contingent consideration converted to equity	(39,502)
Contingent consideration adjustment	13,212
Interest	24,626
Balance on December 31, 2023	232,077
Payments	(7,985)
Interest	53,091
Balance on December 31, 2024	277,183

The terms of the applicable deferred and contingent consideration as of the dates of the respective acquisitions were as follows:

●	Effecti, Leadlovers and Ipe: the sellers will receive a cash payment in annual installments over a 3-year period from the date of acquisition, which is calculated as a multiple of 7.4 times the last 12-months revenue earned by the acquiree. The maximum payment for the contingent consideration is not capped.

●	Onclick: the sellers will receive fixed cash payments over a 3-year period from the date of the acquisition, defined as 25% of the acquisition price for the first year and 12.5% of the acquisition price for each of the last two years, per the sale and purchase agreement.

●	Datahub: the sellers will receive a cash payment in annual installments over a 3-year period from the date of acquisition. The value of the cash payment is calculated based on defined multiples of revenue growth and EBITDA earned by the acquiree, as defined in the sale and purchase agreement. The maximum payment for the contingent consideration is not capped.

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

On October 8, 2023, the Company made a payment of R$22.0 million to the founding partners of Mercos, as part of the purchase agreement for the remaining Mercos shares estimated at R$66.0 million. The partial payment would result in an increase in equity ownership of approximately 8%. However, as full payment of the estimated shares was not received, the Company has entered into negotiations with Mercos to discuss settlement options. The partial payment has been recorded as an advanced payment in assets. As of December 31, 2024, the Company has not reached a negotiated settlement or treatment of the advanced payment.

Amendments to the deferred and contingent consideration on acquisitions arrangements were completed as follows:

Leadlovers— As of December 31, 2024, the deferred and contingent consideration amounts to R$56.8 million, consisting of three installments payable in cash and Nvni Group Limited ordinary shares. The first and second installments, totaling R$37.4 million payable in cash, and the third installment amounts to $19.4 million, equally payable between cash and shares, remain unpaid as of the previously renegotiated due date of December 31, 2024. The Company did not make any installment payments during the year ended December 31, 2024, and will continue to incur interest and penalties on any unpaid amounts. As of December 31, 2024, the Company has not reached a settlement on any renegotiated terms or amendments.

Onclick— As of December 31, 2024, the deferred and contingent consideration amounts to R$22.8 million, consisting of two installments payable in cash and Nvni Group Limited ordinary shares. The first installment, totaling R$9.6 million payable in cash, and second installment, totaling R$13.2 million, remain unpaid as of the previously renegotiated due date of December 31, 2024. The Company made a partial payment of $0.2 million during the year ended December 31, 2024, however, the Company will continue to incur interest and penalties on any unpaid amounts. As of December 31, 2024, the Company has not reached a settlement on any renegotiated terms or amendments.

Effecti— As of December 31, 2024, the deferred and contingent consideration amounts to R$126.4 million. The Company made a payment applied to the first installments owed totaling R$3.9 million in 2024. In November 2024, the Company renegotiated terms to establish an additional fine of R$2.5 million for the unpaid debts due to the wait and effects of non-receipt of previously agreed upon amounts. The fine is payable in twelve equal monthly installments and will be automatically renewed in January of each year until the entire debt is fully paid. The first and second installments are payable in cash, while the third installment, adjusted for penalties and interest, will be payable in Nvni Group Limited ordinary shares.

Datahub— As of December 31, 2024, the deferred and contingent consideration amounts to R$26.9 million, payable in cash and Nvni Group Limited ordinary shares. The first and second installment payments owed in cash totaling R$16.8 million, remain unpaid as of December 31, 2024. The third installment, totaling R$10.1 million, will be settled in both cash payment and issuance of Nvni Group Limited ordinary shares, adjusted for penalties and interest. The Company did not make any installment payments during the year ended December 31, 2024, and will continue to incur interest and penalties on any unpaid amounts. As of December 31, 2024, the Company has not reached a settlement on any renegotiated terms or amendments.

Ipe— As of December 31, 2024, the deferred and contingent consideration totals R$39.2 million, payable in three cash installments. The remaining balance for the first and second installments is R$19.2 million, remains unpaid as of December 31, 2024. The third installment, totaling R$20.0 million to be settled in cash, remains unpaid as of December 31, 2024. The Company made a partial payment of $3.9 million during the year ended December 31, 2024, however, the Company will continue to incur interest and penalties on any unpaid amounts.. As of December 31, 2024, the Company has not reached a settlement on any renegotiated terms or amendments.

Note 6. Financial instruments

The classification of financial instruments is presented in the following table. There are no financial instruments classified in categories other than those reported:

	Classification	Level	12/31/2024	12/31/2023
Financial liabilities:
Derivative warrants (note 17)	FVTPL	Level 1	7,663	4,464
Contingent consideration on acquisitions (note 5)	FVTPL	Level 3	-	144,526
Exposure premium - debentures (note 15)	FVTPL	Level 3	2,940	1,835
Deferred consideration on acquisitions (note 5)	Amortized cost		277,183	87,551
Loans and financing (note 13)	Amortized cost		2,887	5,289
Debentures (note 15)	Amortized cost		40,740	51,197
Related parties (note 9)	Amortized cost		1,078	9,867

Gains and losses on financial instruments that are measured at FVTPL are recognized as financial income or expense in the statement of profit or loss for the period. The carrying amount of the Group’s financial assets approximates fair value as of December 31, 2024, and 2023.

As of December 31, 2024, the contingent consideration on acquisitions was transferred from Level 3 in the fair value hierarchy to amortized cost, as the contingent consideration is no longer subject to adjustment of the earn-out and is based on actual billing rather than projected billing.

Measurement and reconciliation of level 3 financial liabilities

Balance at January 1, 2022	290,944
Additions	35,846
Payments	(9,898)
Derecognition of Mercos deferred and contingent consideration	(62,745)
Transfer of contingent consideration to Amortized Cost	(97,725)
Balance at December 31, 2022	156,422
Additions	29,282
Transfer to equity (converted in shares)	(35,410)
Write off in the P&L	(3,933)
Balance at December 31, 2023	146,361
Additions	50,279
Payments	(7,800)
Transfer of contingent consideration to Amortized Cost	(185,900)
Balance at December 31, 2024	2,940

When valuing its level 3 liabilities, Management’s estimation of fair value is based on the best information available in the circumstances and may incorporate Management’s own assumptions around market demand involving judgment, taking into consideration a combination of internal and external factors. For the years ended December 31, 2024 and 2023, the methods, assumptions, and significant unobservable inputs used in the fair value measurement categorized within level 3 of the fair value hierarchy were the following:

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

Risk management is overseen by the Group’s finance department, according to the policies approved by the Board of Directors. The department identifies, measures, evaluates and protects the Group against any financial risks. The Board of Directors provides financial oversight and supervision to the Group and its subsidiaries. As of December 31, 2024, the Group has elected an Audit Committee, consisting of three participants, with one participant acting as Audit Committee Chair.

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

The Group adopts the assumption under IFRS 9, for credit losses on receivables that default occurs when the contract payments with customers are past due over 90 days. Longer payment terms are given to customers and default is unlikely even though the contract payments are past due within one year in the past because of the industry characteristics of the Group and positive long-term relationship with customers. Therefore, a more lagging default criterion is appropriate to determine the risk of default occurring. The Group’s credit risk exposure in relation to contract assets under IFRS 9 at December 31, 2024 and 2023, is immaterial.

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

	12/31/2024
	Less than 1 year	1 to 3 years	Total Liabilities
Accounts payable to suppliers	61,284	-	61,284
Other liabilities	775	-	775
Loans and financing	2,512	375	2,887
Debentures(i)	40,740	-	40,740
Deferred and contingent consideration	277,183	-	277,183
Lease liabilities	773	1,118	1,891
Related parties	1,078	-	1,078
Total	384,345	1,493	385,838

	12/31/2023
	Less than 1 year	1 to 3 years	Total Liabilities
Accounts payable to suppliers	47,133	-	47,133
Other liabilities	852	-	852
Loans and financing	4,960	329	5,289
Debentures(i)	51,197	-	51,197
Deferred and contingent consideration	227,077	5,000	232,077
Lease liabilities	742	777	1,519
Related parties	9,867	-	9,867
Total	341,828	6,106	347,934

(i)	The Company was not in compliance with the related financial covenants under the debentures on December 31, 2024, and 2023, and the amounts owed under the debentures are classified as current. Refer to Note 15 for details relating to these covenants and waiver obtained by the Company. Contractual principal payments are due quarterly beginning in May 2023 with final maturity in May 2026, as follows:

	Less than 1 year	1 to 3 years	3 to 5 years	Total Liabilities
Debentures	-	40,740	-	40,740

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

Sensitivity analysis

The Group performed a sensitivity analysis regarding exposure to interest rate risk as of December 31, 2024. The 10% increase or reduction in interest rates would result in an increase or actual reduction of no more than 1% on the risk of total exposure. Therefore, Management believes that any fluctuation in interest rates would not represent any significant impact on the Group’s results.

For the analysis of interest rate sensitivity of financial investments, the “probable” scenario below represents the impact on financial investments as of December 31, 2024, and 2023, considering the projected forecast of the CDI rate and reflects management’s best estimates. The CDI rate as of December 31, 2024, is 12.25% and December 31, 2023, is 13.03%. The other scenarios consider an appreciation of 25% and 50% in such market interest rates, which represents a significant change in the probable scenario for sensitivity purposes.

Estimating an increase or a decrease of (i) projected forecast, (ii) 25% or (iii) 50% in interest rate, would increase or decrease profit or loss as follows:

	Scenario I	Scenario II	Scenario III
	(Probable) (ii)	+/-25%	+/-50%
Potential net effect on profit or loss	(250)	(1,149)	(2,047)

		Exposure	Scenario I	Scenario II	Scenario III
Indicators	12/31/2024	Spot rates (i)	(Probable) (ii)	+/-25%	+/-50%
Assets		11.87%	12.76%	15.95%	19.13%
Short-term investments—101% of CDI	13,238		118	540	962
Exposure to CDI—Assets	13,238		118	540	962
Liability		11.75%	12.63%	15.79%	18.95%
Related parties—100% of CDI	(1,078)		(9)	(44)	(78)
Debentures—100% of CDI	(40,740)		(359)	(1,645)	(2,931)
Exposure to CDI—Liabilities	(41,818)		(368)	(1,688)	(3,009)
Net exposure	(28,580)		(250)	(1,149)	(2,047)

(i)	Based on spot rate, as of the date of this financial statements, as published by the Central Bank of Brazil.

(ii)	Based on the projected forecast, as of December 31, 2024, as published by the Central Bank of Brazil.

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

As of December 31, 2024, and 2023, the Group had bank account deposits with exposure to fluctuations in foreign currency held in the United States that are immaterial.

Capital management

The Group’s objective when managing its capital is to safeguard the Group’s ability to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance. The capital structure of the Group consists of net debt and equity of the Group. The Group’s overall strategy remained consistent throughout 2024.

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

As of December 31, 2024, the Group had a net negative working capital in the amount of R$348.3 million, mainly resulting from:

1)	Balance related to obligations associated with the acquisition of certain subsidiaries (the deferred and contingent consideration, as detailed in note 5), which was presented in current liabilities in the amount of R$277.2 million. The Group’s Management negotiated the postponement of the payment of part of these amounts for 2024, payable in both cash and shares. Management renegotiated the terms of the payment of the deferred and contingent consideration to be settled in a combination of cash and equity in the Group instead of solely in cash. Management has evaluated the Group’s ability to settle short-term obligations and understands that this fact does not jeopardize the Group’s operational continuity, since it maintains an excellent relationship with creditors who have interests aligned with the Group’s long-term purpose and with the payment plan proposed in the renegotiations that have been conducted to date. See note 5, for details on the deferred and contingent consideration re-negotiation arrangements.

2)	Balance of debentures, which was presented in current liabilities, due to the non-achievement of certain debt covenants at the end of the reporting period, as detailed in note 15. Refer to note 2 for Management’s discussion on how these debt covenants affect the Company’s ability to remain a going concern.

Under the terms of the agreement related to Nuvini S.A.’s Debentures First Issue, Nuvini S.A. is subject to restrictive and affirmative covenants, including restrictions on Nuvini S.A.’s change of control, the change of Nuvini S.A.’s ownership structure and corporate reorganization, limitations on certain consolidations, mergers and sales of assets, restrictions on the payment of dividends and financial covenants. The debentures have covenants normally applicable to these types of operations related to the meeting of economic-financial indices on an annual basis, including (a) gross debt indicator /pro forma EBITDA ratio less than or equal to 4.0x; (b) pro forma EBITDA Margin in relation to net revenue greater than or equal to 20%; and (c) debt service coverage index greater than or equal to 4.0x, as defined in the related agreement. The debt service coverage index is as the sum of the balance of cash and cash equivalents and the cash flow from operating activities for the last 12 months, divided by the sum of the balance of loans and financings and other short-term debt due within 12 months. The Group monitors the ratios on a monthly basis. As of December 31, 2024, the Group was not compliant with its debenture covenants but obtained a waiver as detailed in note 15. Other than the covenants described above, the Group is not subject to any externally imposed capital requirements.

The Group’s financial planning and analysis department reviews the capital structure of the Group on an annual basis. As part of this review, the department considers the cost of capital and the risks associated with each class of capital.

Note 7. Cash and cash equivalents

The components of cash and cash equivalents at December 31, 2024, and 2023 are as follows:

	12/31/2024	12/31/2023
Cash and cash equivalents	4,797	3,059
Short-term investments	13,238	8,339
Total	18,035	11,398

Short-term investments in the Group consist of liquid investments earning interest based on 101% of CDI for the years ended December 31, 2024, and 2023. The short-term investments may be redeemed at any time, at the Group’s request, without substantial modification of its values.

Note 8. Trade accounts receivable

Trade accounts receivable are amounts due from customers for services performed in the ordinary course of business.

	12/31/2024	12/31/2023
Trade accounts receivable	15,610	14,852
Allowance for expected credit losses	(636)	(589)
Trade accounts receivable, net	14,974	14,263

The balance of trade accounts receivable includes contract assets totaling R$4.7 million and R$4.1 million at December 31, 2024, and 2023, respectively. For the years ended December 31, 2024, 2023 and 2022, an amount of R$0.7 million, R$1.0 million and R$0, respectively, was recorded as write-offs of accounts receivable.

The following table shows the change in allowance for expected credit losses:

As of January 1, 2022	(117)
Allowance recorded during the year	(32)
As of December 31, 2022	(149)
Allowance recorded during the year	(538)
Reversal of provision	98
As of December 31, 2023	(589)
Allowance recorded during the year	(47)
As of December 31, 2024	(636)

The trade accounts receivables by aging category are distributed as follows:

	12/31/2024	12/31/2023
Aging list:
Current	13,740	11,975
Due up to 30 days	702	1,651
Due from 30 to 60 days	155	272
Due from 60 to 90 days	102	365
Overdue from 90 to 180 days	249	589
Overdue over 180 days	662	-
Total	15,610	14,852

Note 9. Related parties

Transactions between related parties

The Group has entered into loan agreements with certain shareholders, executives and directors. The amounts outstanding are unsecured and in the case of default on payment, a fine of 2% may be imposed on the total value of the loans.

The loan balances outstanding for the year ended December 31, 2024, and 2023 are as follows:

	2024	2023
Related party loan—Pierre Schurmann(i)	-	8,890
Related party loan—Aury Ronan Francisco(ii)	-	977
Related party loan—José Mário(iii)	1,078	-
Total loans from related parties	1,078	9,867

(i)

From January 27, 2022, and March 28, 2022, Nuvini S.A. entered into four additional loan agreements with Schurmann. The first and second loan agreements were entered into on January 27, 2022, in the principal amount of R$0.5 million and R$0.3 million, respectively, each carrying an interest rate of 100% of CDI plus 3% per annum. The third loan agreement was entered into on February 1, 2022, with a principal amount of R$1.2 million, carrying an interest rate equal to 100% of CDI plus 3% per annum. The fourth loan agreement was entered into on March 29, 2022, with a principal amount of R$1.2 million, carrying an interest rate equal to 100% of CDI plus 3% per annum.

On April 28, 2022, Nuvini S.A. and Schurmann entered into a first consolidated amendment applicable to all the Related Party Loan Agreements in order to (i) condition the payment of the Related Party Loan Agreements to the achievement of a gross debt indicator/pro forma EBITDA less or equal to 3.5x for three consecutive semesters by Nuvini S.A., in connection with the Exposure Premium, as per deliberated in a general meeting of the debenture holders; and (ii) equalize the interest rates of all Related Party Loan Agreements in 100% of the CDI plus 8% per annum. In December 2022, all amounts payable under these loans, amounting to R$16.8 million, were converted into subscription rights with the same terms as those described in note 17.

On December 15, 2022, Nuvini S.A. entered into a loan agreement with Schurmann, in the principal amount of R$3.2 million with an interest rate of 10% per annum and 100% of CDI, and with a maturity of 16 months. Pursuant to the terms of this agreement, Schurmann was entitled to a premium in the equivalent of 15% of the principal loan amount. This amount was settled in Nvni Group Limited shares.

Nuvini S.A. entered into two loan agreements with Schurmann during 2023. The first agreement entered into on February 13, 2023, in the principal amount of R$3.3 million with interest of 10 % per year and 100% of CDI, and with a maturity of 12 months. The second agreement entered into on July 3, 2023, in the principal amount of R$1.0 million interest equivalent to 23.25% per year, and term date of October 25, 2023.

On October 30, 2024, all amounts payable under these loans, amounting to R$10.7 million, were converted into 1,629,180 Nuvini Holding Limited shares. As of December 31, 2024, Schurmann holds 44.1% of the issued shares.

(ii)	This loan was received on September 3, 2021, from Aury Ronan Francisco, former CFO, in the amount of R$3.7 million. On September 29, 2021, the Group paid R$3.0 million of the principal amount, with the remaining R$0.7 million outstanding and payable within 6 months. Interest on the outstanding loan is calculated using a fixed rate of 3% per annum. Per the terms of the agreement, once the balance is paid, the Company will also include a penalty of 2% of the total value of the loan. This loan was settled and paid by the Company as of December 31, 2024.

(iii)	On August 14, 2024, Nuvini S.A. entered into a loan agreement with Jose Mario, the Company’s Chief Operating Officer, in the principal amount of R$1.0 million with an interest equivalent to the SELIC rate plus rate of 10% per annum, and a 5% penalty on the value of the agreement if the loan payments become overdue. The loan agreement also provides for the right of conversion into shares for the value of the loan on the conversion date plus a 20% premium, at the discretion of lender. This loan remains unpaid as of December 31, 2024.

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

Key management compensation for the years ended December 31, 2024, 2023 and 2022 is summarized as follows:

	2024	2023	2022
Short-term compensation (including salary)	93	434	573
Short-term employee benefits	48	72	76
Termination benefits	-	62	-
Share-based compensation	17,134	16,685	9,007
Total	17,275	17,253	9,656

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

On February 28, 2022, Busnello and Walter Leandro, VP of M&A, entered into advisor agreements with Nuvini S.A. Their services include, but are not limited to, managing M&A strategy and pipeline work, providing support to identify strong acquisition opportunities, conducting due diligence on potential acquisition targets, developing detailed financial models and business cases. Both Busnello and Leandro are each entitled to receive an advisor fee of R$1.5 million consisting of 285,171 units of stock options, refer to note 19 for more information regarding share-based compensation awards. These agreements were amended in order to increase the number of stock options units to 646,552 based on an updated valuation.

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

In agreement with the Nuvini S.A. share subscription option granting plan, in the event of a Liquidity Event, as defined in the Plan, 50% of the Options not yet exercisable on the date of occurrence of the Liquidity Event will become exercisable. The Company recognized a Liquidity Event in connection with the business combination with Mercato event on September 29, 2023, and therefore accelerated the vesting schedule. Refer to note 19 for more information regarding share-based compensation awards.

Share-based compensation awards are granted to employees which will be vested based on the terms of the individual agreements. Other than the above, there were no reportable transactions between the Group and members of the key management personnel during the years ended December 31, 2024, 2023 and 2022. For more information regarding share-based compensation awards see note 19.

Note 10. Property and equipment, net and right-of-use assets, net

The balances of the fixed and right-of-use assets are presented as follows:

	December 31, 2024
	Machinery and Equipment	Furniture	Computers and Peripherals	Facilities	Work in Progress	Leasehold Improvements	Right-of-Use Asset	Total
Cost:
At January 1	108	809	3,826	229	47	320	3,190	8,529
Additions	-	100	1,572	157	-	-	1,247	3,076
Disposals	-	(11)	(147)	-	-	-	-	(158)
At December 31	108	898	5,251	386	47	320	4,437	11,447
Accumulated depreciation:
At January 1	(19)	(241)	(895)	(57)	-	(137)	(1,755)	(3,104)
Depreciation expense	(11)	(87)	(1,027)	(34)	-	(125)	(891)	(2,175)
Disposals	-	7	95	-	-	-	-	102
At December 31	(30)	(321)	(1,827)	(91)	-	(262)	(2,646)	(5,177)
Net amount	78	577	3,424	295	47	58	1,791	6,270
Depreciation period (in years)	3	10	5	10

	December 31, 2023
	Machinery and Equipment	Furniture	Computers and Peripherals	Facilities	Vehicles	Work in Progress	Leasehold Improvements	Right-of-Use Asset	Total
Cost:
At January 1	108	556	2,871	272	(50)	47	204	3,143	7,151
Additions	-	384	2,918	24	-	-	179	768	4,273
Acquisitions	-	12	225	-	-	-	-	108	345
Disposals	-	(143)	(2,188)	(67)	50	-	(63)	(829)	(3,240)
At December 31	108	809	3,826	229	-	47	320	3,190	8,529
Accumulated depreciation:
At January 1	(8)	(151)	(803)	(54)	50	-	(110)	(1,702)	(2,778)
Depreciation expense	(11)	(88)	(832)	(21)	-	-	(98)	(862)	(1,912)
Acquisitions	-	(2)	(63)	-	-	-	-		(65)
Disposals	-	-	803	18	(50)	-	71	809	1,651
At December 31	(19)	(241)	(895)	(57)	-	-	(137)	(1,755)	(3,104)
Net amount	89	568	2,931	172	-	47	183	1,435	5,425

	December 31, 2022
	Machinery and Equipment	Furniture	Computers and Peripherals	Facilities	Vehicles	Work in Progress	Leasehold Improvements	Right-of-Use Asset	Total
Cost:
At January 1	50	548	1,849	272	(50)	62	127	3,030	5,888
Additions	58	12	1,131	-	-	52	77	113	1,443
Disposals	-	(4)	(109)	-	-	(67)	-	-	(180)
At December 31	108	556	2,871	272	(50)	47	204	3,143	7,151
Accumulated depreciation:
At January 1	-	(58)	(342)	(31)	44	-	(73)	(573)	(1,033)
Depreciation expense	(8)	(94)	(519)	(23)	-	-	(37)	(1,129)	(1,810)
Disposals	-	1	58	-	6	-	-	-	65
At December 31	(8)	(151)	(803)	(54)	50	-	(110)	(1,702)	(2,778)
Net amount	100	405	2,068	218	-	47	94	1,441	4,373

The Company tested its CGUs (cash-generating units) for impairment for the years ended December 31, 2024, 2023, and 2022. For further details, refer to note 11.

Right-of-use asset and lease liabilities

The Group leases commercial office space under rental agreements with terms that range between two and five years. Rental payments are generally fixed over the non-cancellable term of the lease and indexed to local inflation. The discount rate applied to lease agreements ranges from 10.5%—20% per annum for assets held, which represents the estimated incremental borrowing rate for the Company at the date of lease inception.

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

The following tables show the changes in the right-of-use asset and lease liabilities:

Right-of-use asset:
Balance as of January 1, 2022	2,457
Additions	113
Amortization	(1,129)
Balance as of December 31, 2022	1,441
Additions	876
Amortization	(862)
Disposals	(20)
Balance as of December 31, 2023	1,435
Additions	1,247
Amortization	(891)
Disposals	-
Balance as of December 31, 2024	1,791
Lease liabilities:
Balance as of January 1, 2022	2,537
Interest accrued	175
Consideration paid	(1,238)
Remeasurement	113
Balance as of December 31, 2022	1,587
Interest accrued	316
Additions	1,341
Consideration paid	(1,053)
Cancellations	(710)
Remeasurement	38
Balance as of December 31, 2023	1,519
Interest accrued	227
Additions	1,242
Consideration paid	(1,101)
Remeasurement	4
Balance as of December 31, 2024	1,891

The following provides information regarding the timing of future contractual lease payments at December 31, 2024, and 2023:

	2024	2023
Amounts payable under leases:
Up to 1 year	959	912
From 2 to 3 years	1,234	894
Less: Interest to be appropriated	(302)	(287)
Present value of lease liabilities	1,891	1,519

Note 11. Intangible assets, net

The changes in the carrying amount of goodwill and intangible assets for the years ended December 31, 2024, 2023, and 2022 were as follows:

	December 31, 2024
	Technology software	Brands	Customer relationships	Non-competition agreements	Goodwill	Total
Cost:
Balance as of January 1, 2024	60,394	80,256	35,574	5,957	204,099	386,280
Additions by internal development	14,231	-	-	-	-	14,231
Impairment of goodwill	-	-	-	-	(18,341)	(18,341)
Balance as of December 31, 2024	74,625	80,256	35,574	5,957	185,758	382,170
Accumulated Amortization:
Balance as of January 1, 2024	(22,643)	(9,141)	(9,844)	(3,492)	-	(45,120)
Amortization for the period	(9,376)	(3,294)	(3,796)	(1,209)	-	(17,675)
Balance as of December 31, 2024	(32,019)	(12,435)	(13,640)	(4,701)	-	(62,795)
Intangible assets, net as of December 31, 2024	42,606	67,821	21,934	1,256	185,758	319,375
Amortization period (in years)	5-10	22-25	3-17	5-6	Indefinite

	December 31, 2023
	Technology software	Brands	Customer relationships	Non-competition agreements	Goodwill	Total
Cost:
Balance as of January 1, 2023	49,165	78,321	33,889	5,957	199,512	366,844
Additions by acquisition	2,581	1,935	1,685	-	15,960	22,161
Additions by internal development	8,648	-	-	-	-	8,648
Impairment of goodwill	-	-	-	-	(11,373)	(11,373)
Balance as of December 31, 2023	60,394	80,256	35,574	5,957	204,099	386,280
Accumulated Amortization:
Balance as of January 1, 2023	(14,203)	(5,847)	(6,048)	(2,283)		(28,381)
Amortization for the period	(8,440)	(3,294)	(3,796)	(1,209)	-	(16,739)
Balance as of December 31, 2023	(22,643)	(9,141)	(9,844)	(3,492)	-	(45,120)
Intangible assets, net as of December 31, 2023	37,751	71,115	25,730	2,465	204,099	341,160

	December 31, 2022
	Technology software	Brands	Customer relationships	Non-competition agreements	Goodwill	Total
Cost:
Balance as of January 1, 2022	46,173	78,321	33,889	5,957	286,409	450,749
Additions by internal development	2,992	-	-	-	-	2,992
Impairment	-	-	-	-	(86,897)	(86,897)
Balance as of December 31, 2022	49,165	78,321	33,889	5,957	199,512	366,844
Accumulated Amortization:
Balance as of January 1, 2022	(6,435)	(2,652)	(2,796)	(1,074)	-	(12,957)
Amortization for the period	(7,768)	(3,195)	(3,252)	(1,209)	-	(15,424)
Balance as of December 31, 2022	(14,203)	(5,847)	(6,048)	(2,283)	-	(28,381)
Intangible assets, net as of December 31, 2022	34,962	72,474	27,841	3,674	199,512	338,463

Amortization of intangible assets with definite useful lives is based on estimates of their useful lives. Intangible assets were recognized as a result of the business combinations detailed in note 5. The recognized values and useful lives of the identifiable intangible assets generated as a result of the business combinations were based on the purchase price accounting valuations completed by independent external specialists. Each subsidiary was evaluated separately upon their acquisition date. In the years ended December 31, 2024, 2023, and 2022, there were no changes in the expected useful lives of these assets.

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

Cash flows were discounted to present value through the application of the rate determined by the Weighted Average Capital Cost (“WACC”), which was calculated using the Capital Asset Pricing Model (“CAPM”) method, also considering several components of financing, debt and equity used by the Group to finance its activities. The discount rates utilized for each CGU ranged from 12.54% to 20.91%.

As a result of these evaluations, the Company verified that the estimated value in use of the subsidiary was less than its carrying value indicating that the assets have suffered an impairment. The Company recorded an impairment totaling R$86.9 million related to the goodwill recorded on Datahub R$1.8 million and Leadlovers R$85.1 million as of December 31, 2022.

The impairment related to CGU Leadlovers was material as of December 31, 2022. The Company conducted the impairment test on December 31, 2022, and considered, among other factors, the country’s economic momentum and the historical results of the CGU. The methodology used to determine the recoverable value was the greater of value in use or fair value less costs to sell. The cash flow projected for each CGU is considered a discount rate using the weighted average cost of capital (WACC), after income taxes applied to cash flow projections of 14.3% as of December 31, 2022 (the nominal rate). The carrying value for Leadlovers was valued at R$120.9 million and the recoverable amount at R$35.8 million as of December 31, 2022, indicating an impairment. As a result of this analysis, the Company recorded the impairment loss for goodwill constituted as a result of the analysis in an amount of R$81.2 million in the Group The impairment loss has been included within the impairment of the goodwill financial statement line in the consolidated statement of loss. The main impact to the 2022 financial results of Leadlovers that resulted in an impairment loss was the net present value of projected periods and the present value in perpetuity as the 2022. The Leadlover’s free cash flow as of December 31, 2022, valued at R$3.6 million. The cash flow of the reporting period indicated an increase in the net loss of the Company and a negative operating cash flow result as of 2022. Leadlovers experienced decreased sales demands during 2022 without a cut in fixed costs which impacted the net profit and therefore impacted the value in use of the Company.

As of December 31, 2023, the Company recorded impairment totaling R$11.4 million related to the goodwill recorded on Datahub. The carrying value for Datahub was valued at R$42.7 million and the recoverable amount at R$31.3 million as of December 31, 2023, indicating an impairment.

The Company evaluated each CGU for impairment as of December 31, 2024, and identified two CGUs with indicators of impairment due to their carrying values being greater than their recovery values; Datahub and Onclick. The carrying values of Datahub and OnClick as of December 31, 2024, were R$34.7 million and R$43.1 million, respectively, compared to their recoverable values as of December 31, 2024, of R$17.8 million and R$41.7 million, respectively. The Company recorded impairment totaling R$18.3 million, writing down the carrying value of Datahub by R$16.9 million and OnClick by R$1.4 million.

Management believes any reasonably possible change in the key assumptions on which recoverable amounts are based would not cause its CGUs’ carrying amounts to exceed its recoverable amounts. Though Management believes its judgments, assumptions and estimates are appropriate, actual results may differ from such estimates under different assumptions, macroeconomic and market conditions.

Note 12. Salaries and labor charges

The composition of salaries and labor charges as of December 31, 2024 and 2023, were as follows:

	2024	2023
Wages payable	6,224	5,672
Accrued labor benefits	7,084	7,186
Labor taxes	4,902	3,816
Total salaries and labor charges	18,210	16,674

Note 13. Loans and financing

The outstanding balance of loans and financing at December 31, 2024 and 2023 are summarized as follows:

			Years ended December 31,
	Interest Rate	Maturity	2024	2023
Loans:
Santander Bank	0.06% per day	2024	-	4,254
Bradesco Bank	12.15% per annum	2024	178	343
BNDES	12.27% per annum	2024	-	692
Santander Bank	23.14% per annum	2025	2,206	-
Bradesco Bank	20.98% per annum	2027	503	-
Total			2,887	5,289
Current			2,512	4,960
Non-current			375	329

Per the terms of the bank loan agreements, the institution may consider the loan to be due early in the case of certain events such as corporate reorganization or change of control. As of the date of these financial statements, there have been no calls for early maturity of the loans.

The amounts recorded in non-current liabilities for the years ended December 31, 2024, and 2023 have the following maturity schedule:

Years ended December 31,
2024
2025	-
2026	186
2027	189
Non-current liabilities	375

The following is a summary of loan activity for the years ended December 31, 2024, 2023, and 2022:

Balance as of January 1, 2022	8,300
Additions	4,000
Interest accrual	349
Principal payments	(10,101)
Interest payments	(741)
Balance as of December 31, 2022	1,807
Additions	5,462
Interest accrual	940
Principal payments	(2,034)
Interest payments	(886)
Balance as of December 31, 2023	5,289
Additions	3,931
Interest accrual	386
Principal payments	(6,624)
Interest payments	(95)
Balance as of December 31, 2024	2,887

Accounts payable to suppliers

The breakdown of Trade and other payables is as follows:

	12/31/2024	12/31/2023
Suppliers- National and foreign	61,284	7,676
Suppliers - IPO transaction expenses(i)	-	39,457
Trade accounts payable	61,284	47,133

(i)	Consists of concentrated expenses incurred in 2023 related to third-party advisory and support services incurred in connection with the reorganization transaction that are not expected to be ongoing. These services were provided by suppliers to the Company. The liability includes the prepaid D&O insurance totaling R$4.1 million, recognized during the year ended December 31, 2023.

Note 14. Loans from investors

In 2022, the Company entered into four loan agreements with third party investors (“Investor Loans”) in the amount of R$4.8 million, maturing in 16 months from the date of issuance, with interest accruing at a rate of CDI plus 10% per annum. In 2023, the Company entered into eight additional loan agreements with seven separate third party investors in the amount totaling R$7.4 million, which are subject to Selic interest plus 10% per year and a 2% penalty on the value of the agreement if the loan payments become overdue. In 2024, the Company entered into three loan agreements totaling R$4.8 million, which are subject to Selic interest plus 8%-10% per year, and a 2% penalty on the value of the agreement if the loan payments become overdue. No payments have been issued on the loans from investors as of December 31, 2024. The following is a summary of investor loan activity for the years ended December 31, 2024, 2023, and 2022:

As of January 1, 2022	-
Transfer from loans and financing	320
Additions	4,750
Interest accrual	179
As of December 31, 2022	5,249
Additions	7,407
Amortization	(320)
Interest accrual	1,564
As of December 31, 2023	13,901
Additions	4,750
Interest accrual	3,382
As of December 31, 2024	22,033

Loan premium

In connection with the Investor Loan agreements and Schurmann’s R$3.2 million loan entered into in 2022, the lenders are also entitled to a premium in the equivalent of 15% of the principal loan amount, which will be settled in Nvni Group Limited ordinary shares. The Loan Premium is calculated as the fair value of 15% of the principal loan amount based on the probability of the SPAC occurring at certain dates. As of December 31, 2022, the balance of the Loan Premium was R$0.2 million and was recorded within loans from investors in current liabilities. As of December 31, 2023, the loan premium was converted to share capital upon commencement of the Merger. As of December 31, 2024, the Company no longer has a liability related to the loan premium.

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

The debentures were initially recognized at fair value, net of R$2.3 million of transaction costs, and are recorded at amortized cost.

The following is a summary of activity related to the debentures for the years ended December 31, 2024, 2023, and 2022:

As of December 31, 2021	60,484
Interest incurred	12,074
Interest payments	(11,685)
As of December 31, 2022	60,873
Interest incurred	11,639
Principal payments	(7,417)
Interest payments	(13,898)
As of December 31, 2023	51,197
Interest incurred	8,816
Principal payments	(11,312)
Interest payments	(7,961)
As of December 31, 2024	40,740

Collateral and guarantees

As of December 31, 2023, all the shares representing the share capital of the subsidiaries Effecti, Leadlovers and Onclick were pledged as collateral for the debentures. Further, in connection with the covenant waivers received in March 2022, all the shares of the subsidiary Datahub were also pledged as additional collateral.

In guarantee of faithful, punctual and full compliance of all obligations, principal or ancillary, the following guarantees were formalized: (i) fiduciary assignment of all rights and credits arising from the linked disbursement and centralized escrow accounts, which are used to deposit and disburse the funds received from the debentures, both owned by the Company; and (ii) fiduciary assignment by the Company of all shares and shares of the subsidiaries acquired, as well as any other common or preferred shares, with or without voting rights, representing the share capital of the subsidiaries acquired, which may be subscribed, acquired or in any way held by the Company. The guarantees above mentioned are only applicable to the subsidiaries Leadlovers, Ipe, Datahub, and Onclick.

As of December 31, 2024, all the shares representing the share capital of the subsidiaries Effecti, Leadlovers, Onclick and Datahub, have been pledged as collateral.

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

As of December 31, 2024, the Company did not meet the debt service coverage index covenant, as the calculated index was 0.7x which is less than the 4.0x targeted threshold. The Company requested a waiver for the covenant violation on April 24,2025, which would alleviate any Company concerns regarding a potential early debt maturity due to the covenant breach. The debenture holders granted the Company’s request on April 29, 2025.

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

As of December 31, 2024 and 2023, the fair value of the Exposure Premium was R$2.9 million and R$1.8 million, respectively, and the fair value adjustment is recorded in the provision for debentures as a current liability with the change in fair value of the derivative recorded in profit or loss.

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

The provision liability for the years ended December 31, 2024 and 2023, were recorded for labor and tax contingencies in connection with recognition of Company acquisitions. After the acquisitions, due to the increase in employee headcount, the Group established a provision for the related employee labor risk of the acquired workforce related to an infraction notice for the period 2017 to 2022, whose tax authority understands that the Brazilian Municipal Service Tax (“ISS”) due would be 5%, while the Group collected and remitted at 2%.

The provision activity for the years ended December 31, 2024, 2023, and 2022, is as follows:

At January 1, 2022	32,586
Reversal of provision	(5,307)
Provision recorded during the period	3,753
At December 31, 2022	31,032
Reversal of provision	(3,292)
Provision recorded during the period	1,777
Additions by acquisition	1,184
Additions by merger	119
At December 31, 2023	30,820
Reversal of provision	(6,872)
Provision recorded during the period	2,684
At December 31, 2024	26,632

Contingent liabilities

The Group is party to a number of claims, assessments and legal proceedings in the normal course of business. As of December 31, 2024 and 2023, the total of such contingent obligations, for which the likelihood of loss was determined as possible by management and for which no provision has been recorded, is as follows:

	2024	2023
Civil	796	727
Labour	492	-
Tax	6,025	4,934
Total	7,313	5,661

Note 17. Equity and divestitures

Share capital

The following table illustrates the shareholders’ equity of the Company after being retrospectively adjusted by the share split in line with capital restructuring of the Group in conjunction with the SPAC merger:

Shares
As of January 1, 2022	17,610,450
Shares issued(i)	208,219
As of December 31, 2022	17,818,669

As of January 1, 2023	17,818,669
Shares issued(ii)	2,313,622
Subtotal	20,132,291
Acquisition of Nvni Group Limited(*)	11,485,080
As of December 31, 2023	31,617,370

As of January 1, 2024	31,617,370
Shares issued	6,820,072
As of December 31, 2024(**)	38,437,442

(i)	Shares were issued in December 2022 in connection with the exercise of subscription rights as detailed below. On December 22, 2022, the Company entered into a contribution agreement with Nuvini Holdings Limited, an exempted company incorporated with limited liability in the Cayman Islands that is the parent company of Nuvini S.A, that effective upon the agreement, the Company transferred 100% of Nuvini shareholders’ equity from Nuvini shares to Nuvini Holdings Limited shares.

(ii)	The shares issued pertain to the premium on loans, subscription right payments, earn out payments and stock option exercised by the board made in 2023, prior to the conversion into Nvni Group Limited shares.

*	In connection with the SPAC merger, each of the Nuvini shareholders contributed their ordinary shares into the Company in exchange for Nvni Group Limited ordinary shares. The shares were converted into a number of Nvni Group Limited ordinary shares in accordance with the Exchange Ratio of 0.145485724.

**	The Company has a total of 3,884,371 reserved shares that have been authorized but not issued as of December 31, 2024. Thus, the total outstanding shares authorized and issued is 34,553,071 as of December 31, 2024.

The distribution of shareholders’ capital as of December 31, 2023, is as follows:

Shareholders	% Participation	Common Shares	Subscribed and Paid- In Share Capital (R$)
Former Nuvini Stockholders (Nuvini Holdings Limited)	75.96%	24,016,662
Public Stockholders	0.30%	95,708
Mercato Founders	18.19%	5,750,000
Maxim	1.50%	475,000
PIPE Investors	4.05%	1,280,000
Total	100%	31,617,370	260,685

The distribution of shareholders’ capital as of December 31, 2024, is as follows:

Shareholders	% Participation	Common Shares	Subscribed and Paid- In Share Capital (R$)
Former Nuvini Stockholders (Nuvini Holdings Limited)	63.51%	21,943,823
Public Stockholders	17.28%	5,972,774
Mercato Founders	19.21%	6,636,474
Total	100.0%	34,553,071	283,408

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

Public Warrants

The Public Warrants became exercisable on October 29, 2023, and will expire on the earlier of September 29, 2028, or upon redemption or liquidation, in accordance with their terms. The fair value of the Public Warrants was determined using the market trading price as of December 31, 2024, which was R$0.07 per share.

On December 27, 2024, the Company entered into a Settlement Agreement and Release (“Settlement Agreement”) and a Warrant Exchange Agreement (the “Warrant Exchange Agreement”) with Alta Partners, LLC (“Alta”) in relation to an alleged dispute regarding certain warrants held by Alta. Pursuant to the Settlement Agreement, Alta agreed to exercise 250,000 warrants on a cash basis. Pursuant to the Warrant Exchange Agreement, Alta will exchange the remaining 1,838,674 warrants of the Company, which will be retired, for 894,337 ordinary shares of the Company.

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

The fair value of Private Placement Warrants was determined using the market trading price at December 31, 2024, which was R$0.07 per share. The fair value calculation methodology was determined to be the same as the Public Warrants as both financial instruments have the same material rights and characteristics (i.e., both give the right to purchase one Nuvini ordinary share for the same price with the same exercisable period).

The Group has recognized the following warrant obligations:

	Public Warrants	Private Placement Warrants	Total
Initial Recognition at September 29, 2023	9,887	9,930	19,817
Change in fair value	(7,660)	(7,693)	(15,353)
Balance at December 31, 2023	2,227	2,237	4,464
Change in fair value	1,214	1,985	3,199
Balance at December 31, 2024	3,441	4,222	7,663

Non-controlling Interest

The Company’s non-controlling interests include Mercos for the periods as of December 31, 2022 and beyond, and Smart NX, for the periods as of December 31, 2023 and beyond, Companies whose operations are based in Brazil.

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

The renegotiated terms also granted a call option for the Company to buy the 42.09% for a multiple of 7.6 times the accumulated revenue in the prior 12 months. As of December 31, 2024, the Company assessed that the fair value of this call option was zero.

The following tables summarize the information relating to the Company’s non-controlling interests in Mercos before and after intercompany eliminations:

Summarized statement of financial position	2024	2023	2022
Non-controlling interest	42.09%	42.09%	42.09%

Current assets	7,884	4,351	3,463
Non-current assets	5,852	4,668	3,796
Current liabilities	(3,537)	(3,421)	(2,849)
Non-current liabilities	(1,892)	(5,598)	-

Summarized statement of profit and loss
Revenue	22,312	18,498	14,774
Expenses	(16,942)	(14,139)	(12,045)
Profit (loss) for the year	5,370	4,359	2,729
Profit (loss) attributable to owners of the Company	3,110	2,525	2,527
Profit (loss) attributable to the non-controlling interests	2,260	1,835	202

Summarized statement of financial position
At January 1, 2022	-
Non-controlling interest arising on disposal of interest on Mercos	4,207
Share of profit for the year	202
Payment of dividends	(556)
At December 31, 2022	3,853
Share of profit for the year	4,359
Payment of dividends	(5,173)
At December 31, 2023	3,039
Share of profit for the year	5,370
Payment of dividends	(1,228)
At December 31, 2024	7,181

On January 25, 2023, as amended on February 23, 2023, June 8, 2023, and August 1, 2023, the Group entered into a business combination agreement whereas, Nuvini S.A agreed to acquire shares representing 50.2% of the total capital stock of Smart NX in an equity swap, in which the seller would receive shares of Nuvini. In addition, Nuvini S.A. has a call option to acquire the remaining shares of Smart NX representing 45% of the total capital stock of Smart NX to be paid in three installments on January 25, 2024, January 25, 2025, and January 25, 2026, for a variable consideration based on multiples of future Smart NX EBITDA in the Company’s national currency. As of December 31, 2024, the Company assessed that the fair value of this call option was zero.

The following tables summarize the information relating to the Company’s non-controlling interests in Smart NX before and after intercompany eliminations:

Summarized statement of financial position	2024	2023
Non-controlling interest	45.00%	45.00%

Current assets	2,634	2,396
Non-current assets	3,593	5,131
Current liabilities	(1,600)	(1,680)
Non-current liabilities	(682)	(5,847)

Summarized statement of profit and loss
Revenue	13,552	12,209
Expenses	(10,958)	(9,719)
Profit (loss) for the year	2,594	2,490
Profit (loss) attributable to owners of the Company	1,427	1,370
Profit (loss) attributable to the non-controlling interests	1,167	1,121

Summarized statement of financial position
At January 1, 2023	-
Initial recognition	706
Share of profit for the year	2,490
Payment of dividends	(1,906)
At December 31, 2023	1,290
Share of profit for the year	2,594
Payment of dividends	(2,192)
At December 31, 2024	1,692

Subscription rights

In March, May, and December 2022, the Company issued subscription rights to investors for total consideration of R$2.5 million, R$1.0 million, and R$0.3 million, respectively. The subscription rights may be exercised within 30 days from the approval of the Group’s first capital increase in an amount of at least R$100.0 million that results in the issuance of shares by the Group (the “Contribution Event”) or within 30 days of the second anniversary from the subscription rights’ issuance date if no Contribution Event has occurred. The number of shares to be issued to these investors will be determined based on the fair value of Nuvini Holding’s Limited shares on the date of the Contribution Event or based on the fair value per share of the last capital increase in the event that no Contribution Event occurs, utilizing the following formula: consideration paid divided by the fair value of the Company’s share x 0.9 (in case there is a Contribution Event) or consideration paid divided by the fair value of the Company’s share of the last capital increase x 0.8 (in case no Contribution Event occurs). As the number of shares to be issued is variable, these subscription rights are recorded as liabilities based on FVTPL.

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

Capital reserves

The balance of the capital reserves as of December 31, 2024, 2023, and 2022, is composed of debt instruments converted to equity, subscription rights and provision for share-based payments in connection with the Company’s share-based compensation plans as described in note 19.

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

As the Group was in a net loss position as of December 31, 2024, 2023, and 2022, no dividends were declared or were paid.

Note 18. Net loss per share

The table below shows data of net loss and shares used in calculating basic and diluted loss per share attributable to the ordinary equity holders of the Company:

	Years ended December 31,
	2024	2023	2022
Net loss	(78,209)	(247,862)	(114,206)
Weighted average shares outstanding—basic and diluted(i)	30,271,959	23,090,092	17,623,570
Net loss per ordinary share—basic and diluted	(2.58)	(10.73)	(6.48)

(i)	Share data have been revised to give effect due to the recapitalization of Nvni Group Limited as explained in Note 17. Equity and divestitures.

Basic net loss per share is computed by dividing the net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The Group reported a net loss for the years ended December 31, 2024, 2023, and 2022, therefore, potentially dilutive instruments, are excluded in the calculation of weighted average number of ordinary shares, including those related to share options and subscription rights outstanding, as their impact is anti-dilutive. These options and variable shares, per the subscription rights agreements, could potentially dilute basic earnings per share in the future, as well as shares that will be issued in the future related to renegotiations of the deferred and contingent consideration and additional subscription rights issued.

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

Share option plan

As of December 31, 2024, 2023, and 2022, the Company had 1,949,796, 1,949,796, and 13,401,980 options outstanding, respectively. Generally, upon completion of the first year of employment, one-third of options will vest, and the remainder will vest monthly over the next three years. If the options remain unexercised after a period of five years after the date of grant, the options expire. Upon consumption of the business combination, all unvested shares were subject to a 50% acceleration and 50% of the unvested awards granted under the historical stock option plan to employees automatically vest, with the remainder being forfeited. The total expense recognized as of December 31, 2024, 2023, and 2022, resulting from share-based option awards was R$0.9 million, R$6.3 million, and R$9.9 million, respectively, in general and administrative expenses in the statement of loss.

The fair value of each share option award was estimated at the time of grant for each option using the Black-Scholes option pricing model. The Company did not grant any options during the year ended December 31, 2024. The key assumptions used for options granted during the years ended December 31, 2023 and 2022, were as follows:

	2023	2022
Exercise price	R$2.32	R$2.32
Fair value of common share	R$2.70 - R$3.26	R$2.70 - R$3.26
Volatility	54.9% - 58.4%	54.9% - 58.4%
Risk-free interest rate	10.63% - 12.52%	10.63% - 12.52%
Dividend yield	0%	0%
Expected option life	5 - 7 years	5 - 7 years

Expected volatility was determined using historical and implied stock price volatility from guideline companies, adjusted for size and leverage. As a result, the fair value of the share options ranged between per option for the year ended December 31, 2023, and 2022. No options were granted during the year ended December 31, 2024.

The number and weighted average exercise price of share options were as follows:

	2024		2023		2022
	Weighted Average Exercise Price (R$)	Number of Options	Weighted Average Exercise Price (R$)	Number of Options	Weighted Average Exercise Price (R$)	Number of Options
Outstanding at January 1	2.32	1,949,796	1.91	13,401,980	1.07	14,114,763
Granted	2.32	-	2.32	-	2.32	10,401,980
Forfeited/canceled	2.32	(529,136)	2.32	-	1.22	(11,114,763)
Exercised	2.32	(627)
Conversion of stock option subject to conversion ratio(i)	-	-		1,949,796
Outstanding at December 31	2.32	1,420,034	2.32	1,949,796	1.91	13,401,980
Exercisable at the end of the year	2.32	1,365,781	2.32	1,631,370	0.50	2,250,000

As of December 31, 2023, there were 11,213,267 options exercisable of Nuvini Holdings Limited, which converted into 1,631,370 options of Nvni Group Limited. No options had been exercised or had expired and the options outstanding had a weighted average remaining contractual life of 3.56 years. During the transfer of outstanding shares from Nuvini Holdings Limited to Nvni Group Limited, a conversion ratio(i) of 0.145485724 was applied to the issuance of ordinary shares by Nvni Group Limited. This conversion ratio was derived from the Company’s valuation on the date of issuance, amounting to $240.2 million, divided by the fully diluted share count of 165,079,167, resulting in a per-share value of $1.454857238. This value was then divided by the pre-IPO share price of $10.00 to determine the final conversion ratio.

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

Note 20. Net operating revenue

The Group recognizes operating revenue from its B2B SaaS platform where revenues are disaggregated as SaaS platform subscription services, data analytics service, and set-up and other services. Revenues are recorded net of applicable municipal service taxes (ISS) and federal vat (PIS and COFINS) taxes, as well as contract cancellations and returns.

Below is a summary of net operating revenue for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
Gross operating revenue	206,739	181,725	135,643
Revenue deductions:
Cancellations and returns	(1,777)	(1,353)	(1,822)
Taxes on services	(11,680)	(11,387)	(9,276)
Total revenue deductions	(13,457)	(12,740)	(11,098)
Net operating revenue	193,282	168,985	124,545

Disaggregation of net operating revenue for the years ended December 31, 2024, 2023 and 2022 is as follows:

	2024	2023	2022
Platform subscription service	187,109	158,678	114,556
Cancellations, returns and taxes on services	(11,989)	(10,692)	(9,004)
Revenue from platform subscription service	175,120	147,986	105,552
Data analytics service	10,650	13,422	15,644
Cancellations, returns and taxes on services	(1,062)	(1,478)	(1,760)
Revenue from data analytics service	9,588	11,944	13,884
Set-up and service	7,593	8,661	4,733
Cancellations, returns and taxes on services	(326)	(514)	(307)
Revenue from set-up and service	7,267	8,147	4,426
Other revenue	1,386	963	710
Cancellations, returns and taxes on services	(79)	(55)	(27)
Other revenue	1,307	908	683
Total net operating revenue	193,282	168,985	124,545

Contract assets and deferred revenue related to contracts with customers

The Group has recognized the following contract assets (included within trade accounts receivable) and deferred revenue related to contracts with customers.

The contract asset activity as of December 31, 2024, 2023, and 2022, is as follows:

At January 1, 2022	3,057
Decrease from transfers to accounts receivable	(3,057)
Increase from changes based on work in progress	2,272
At December 31, 2022	2,272
Decrease from transfers to accounts receivable	(2,272)
Increase from changes based on work in progress	4,862
At December 31, 2023	4,862
Decrease from transfers to accounts receivable	(4,798)
Increase from changes based on work in progress	4,672
At December 31, 2024	4,736

The deferred revenue activity as of December 31, 2024, 2023, and 2022, is as follows:

At January 1, 2022	4,368
Increase in deferred revenue in the current year	9,566
Revenue recognized during the current year	(10,113)
At December 31, 2022	3,821
Increase in deferred revenue in the current year	9,845
Revenue recognized during the current year	(10,521)
At December 31, 2023	3,145
Increase in deferred revenue in the current year	24,095
Revenue recognized during the current year	(23,501)
At December 31, 2024	3,739

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

Note 21. Cost and expenses by nature

The operating costs and expenses by nature for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
Payroll	(85,218)	(90,182)	(83,042)
Third-party services and others	(27,547)	(24,106)	(22,383)
Business and marketing expenses	(6,219)	(7,484)	(6,441)
Depreciation	(1,284)	(1,050)	(1,810)
Amortization	(18,566)	(17,600)	(15,424)
Impairment of goodwill	(18,341)	(11,373)	(86,897)
Audit and consulting	(6,426)	(38,660)	(4,430)
Other administrative expenses	(17,452)	(7,464)	(1,771)
Provisions	4,249	1,515	1,953
Fair value of derivative warrant liabilities	-	14,507	-
Listing Expense(i)	-	(176,282)	-
Total	(176,804)	(358,179)	(220,245)

Cost of services provided	(70,754)	(66,138)	(52,813)
Sales and marketing expenses	(28,084)	(28,827)	(27,370)
General and administrative expenses	(57,732)	(93,156)	(53,339)
Listing expense	-	(176,282)	-
Research and development expenses	-	-	(8)
Impairment of goodwill	(18,341)	(11,373)	(86,897)
Other operating (expenses) income, net	(1,893)	17,597	182
Total	(176,804)	(358,179)	(220,245)

(i)	Listing Expense

The SPAC merger was accounted for as a capital reorganization with Nvni Group Limited determined to be the accounting acquirer of Mercato. Mercato does not meet the definition of a “business” pursuant to IFRS 3 Business Combinations, and therefore the Business Combination is expected to be considered a capital transaction and shall be accounted for as a share-based payment transaction under IFRS 2 Share-Based Payments, whereby Nvni Group Limited will issue shares for Mercato’s net assets. Under this method of accounting, the acquisition of Mercato will be stated at historical cost, with no goodwill or other intangible assets recorded. Accordingly, the Group recorded a one-time non-cash expense of R$(176.3) million. In accordance with IFRS 2, the expense represents the cost incurred in connection with achieving a listing on the Nasdaq Global Market (the “Listing Expense”). The expense is calculated as the difference between the fair value of the equity instruments issued to acquire Mercato and the fair value of the identifiable net assets acquired, as noted below:

(in thousands of R$)
Fair value of equity instruments issued to acquire Mercato	275,555
Net assets of Mercato as of June 30, 2023	162,862
Less: Mercato’s transaction costs	(63,589)
Adjusted net assets/(liabilities) of Mercato as of June 30, 2023	99,273
IFRS 2 charge for listing services	(176,282)

Note 22. Financial income and expense, net

The financial income and expense, net for the years ended December 31, 2024, 2023 and 2022, is composed of the following:

	2024	2023	2022
Financial income:
Income on financial investments	460	328	209
Interest income	1,147	799	638
Discounts obtained	6	15	42
Mercos deferred and contingent consideration adjustment	-	-	16,029
Subscription rights fair value adjustment	-	3,933	-
Exchange variation (foreign exchange profit)	86	2,096	-
Total	1,699	7,171	16,918
Financial expenses:
Contingent consideration fair value adjustments(i)	-	(40,535)	(16,294)
Interest on contingent consideration	(53,091)	-	-
Earnout penalty	(2,520)	-	-
Interest on loans, financing and debentures	(10,629)	(12,985)	(12,425)
Subscription rights fair value adjustment	-	-	(1,334)
Other interest and expense	(8,039)	(6,579)	(3,388)
Exchange variation (foreign exchange losses)	(12,604)	(95)	(111)
Exposure premium expense	-	(2,087)	(96)
Total	(86,883)	(62,281)	(33,648)
Financial income and expense, net	(85,184)	(55,110)	(16,730)

(i)	The increase in the fair value adjustment of contingent consideration as of December 31, 2023, is due to the remeasurement of the contingent consideration, driven by higher revenue and interest recorded in 2023 compared to 2022. As of December 31, 2024, all installments were considered overdue and therefore we used amortized cost based on actual revenues, instead of FVTPL based on projected revenues.

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

The income tax recorded in income for the years ended December 31, 2024, 2023, and 2022, is as follows:

	2024	2023	2022
Loss before income tax	(68,706)	(244,304)	(112,430)
Income tax credit at the combined rate of 34%	23,360	83,063	38,226
Adjustments for the demonstration of the effective rate:
Non-deductible expenses	2,370	385	(34)
Presumed income tax calculation effect(i)	-	-	(200)
Unrecognized tax loss carryforwards and temporary differences(ii)	(45,123)	(97,273)	(44,790)
Deferred tax liability expenses from identifiable assets acquired of businesses	5,072	5,072	5,635
Research and development tax benefit	4,816	3,247	-
Other	2	1,948	(613)
Income tax recorded in the income for the year	(9,503)	(3,558)	(1,776)

Current tax	(13,518)	(9,751)	(5,769)
Deferred tax	4,015	6,193	3,993
Effective tax rate	13.83%	1.46%	1.58%

(i)	As described in note 3, the taxation under Brazilian Tax Law allows certain companies to calculate income taxes as a percentage of gross revenue, using the presumed income tax regime. The effect of the presumed income tax of certain subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the regular income tax rate applied to the taxable profit of the subsidiaries.

(ii)	The Company has not recorded a deferred tax asset on tax loss carryforwards and temporary differences as the Company does not expect to realize these tax benefits in the foreseeable future. Tax losses may be carried forward indefinitely, though the amount of the carryforward that can be utilized is limited to 30% of taxable income in each carryforward year. As of December 31, 2024, 2023, and 2022, the Group had total tax losses of R$249.7 million, R$124.7 million, and R$78.6 million, respectively.

Deferred tax liability

As of December 31, 2024 and 2023, deferred tax liabilities are recognized for the temporary differences between the book and tax basis of intangible assets recorded in connection with business combinations in the amount of R$40.6 million and R$44.6 million, respectively.

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

For the years ended December 31, 2024, 2023, and 2022, the Group generated 100% of its revenues originating from customers located in Brazil.

The Company’s non-current assets are entirely located in Brazil as of December 31, 2024 and 2023.

Note 25. Supplementary items to the cash flow

In the years ended December 31, 2024, 2023, and 2022, the Group recorded the following non-cash transactions:

	Note	2024	2023	2022
Creation of non-controlling interest at Mercos:
Deferred and contingent consideration		-	-	46,717
Capital reserve	17	-	-	(42,510)
Non-controlling interest	17	-	-	(4,207)
Conversion of subscription rights to capital shares:
Capital reserve		-	-	(1,500)
Share capital		-	-	1,500
Recognition of lease right-of-use asset in exchange for lease liabilities:
Right-of-use assets, net	10	1,247	768	-
Lease liability	10	(1,247)	(768)	-
Business Combination – Smart NX
Cash and cash equivalents		-	998	-
Trade accounts receivable, net		-	3,061	-
Other current assets		-	5,545	-
Other non-current assets		-	1,204	-
Property and equipment, net		-	172	-
Right-of-use assets, net		-	107	-
Intangible Assets		-	6,201	-
Goodwill		-	15,960	-
Accounts payable to suppliers		-	(894)	-
Salaries and labor charges		-	(776)	-
Loans and financing		-	(40)	-
Lease liability		-	(118)	-
Taxes, fees and contributions payable		-	(940)	-
Other current liabilities		-	(1,211)	-
Deferred and contingent consideration on acquisitions		-	(26,848)	-
Deferred taxes		-	(2,421)	-
Capital increase through the payment of subscription rights:
Capital reserves		-	2,000	-
Share capital		-	33,910
Subscription rights		-	(35,410)	-
Loans from investors		-	(300)
Loan premium	14	-	(200)	-
Conversion of deferred and contingent consideration to capital shares:			-	-
Deferred and contingent consideration	5 and 6	-	(64,255)	-
Capital reserve	5 and 6	-	64,255	-
Conversion of loans from related parties to capital shares:
Loans from related parties	9	(8,891)	-	-
Capital reserve		8,891	-	-

Note 26. Subsequent events

The Group evaluated subsequent events and transactions that occurred after the balance sheet date up to April 28, 2025, the date the financial statements were available to be issued.

On January 2, 2025, the Company entered into a private placement transaction (the “Private Placement”), pursuant to a Securities Purchase Agreement with certain institutional investors for aggregate gross proceeds of US$12.0 million, before deducting fees to the placement agent and other expenses payable by the Company in connection with the Private Placement. These investors agreed to subscribe to and purchase 3,680,982 shares, at a conversion price of US$3.26 per share.

On January 7, 2025, the Company entered into a private placement transaction (the “Private Placement”), pursuant to a Warrant Agreement with certain institutional investors for aggregate proceeds of US$2.875 million, before expenses payable by the Company in connection with the Private Placement. This investor agreed to subscribe to and purchase 1,144,337 shares, at a conversion average price of US$2.51 per share.

On January 8, 2025, the Company received a letter from Nasdaq notifying the Company that based on the filing of the 2023 Annual Report, Nasdaq has determined that the Company complies with Nasdaq Listing Rule 5250(c)(1) and the hearing has been canceled. Accordingly, the matter has been closed.

On January 9, 2025, the Company received a notice from Nasdaq indicating that the Company is not currently in compliance with Nasdaq’s Listing Rule 5250(c)(2) due to the Company’s failure to file an interim balance sheet and income statement as of and for its second quarter ended June 30, 2024 (the “Interim Financials”) on Form 6-K with the Commission. Pursuant to Nasdaq Listing Rule 5250(c)(2), the Company was required to file its Interim Financials no later than six months following the end of its second quarter ended June 30, 2024, or December 31, 2024. The Company has not yet filed the required Interim Financials. This notice received from Nasdaq has no immediate effect on the listing or trading of the Company’s ordinary shares and warrants. Nasdaq has provided the Company with 60 calendar days, until March 10, 2025, to submit a plan to regain compliance. On February 4, 2025, Nuvini filed a Form 6-K containing an interim balance sheet and income statement as of the end of its second quarter of 2024.

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

On February 28, 2025, the Board of Directors (“Board”) of Nvni Group Limited, resolved by way unanimous written resolutions of the Directors (the “Written Resolution”) to convene an extraordinary general meeting of the Company (the “EGM”) for the purposes of requesting the members of the Company to pass certain resolutions, including, amongst other matters the following:

(i)	an ordinary resolution that the authorized share capital of the Company be amended and increased from US$5,000 divided into 500,000,000 Ordinary Shares of a par value of US$0.00001 each to US$5,005 divided into 500,000,000 Ordinary Shares of a par value of US$0.00001 each and 500,000 Class FF Shares by the creation of 500,000 Class FF Shares of a par value of US$0.00001 each, with the rights and subject to the restrictions set out in the Amended Articles;

(ii)	a special resolution that the existing memorandum and articles of association of the Company be amended and restated in their entirety and be replaced by the form of amended and restated memorandum and articles of association; and

(iii)	a special resolution that the Company effectuate a reverse share split of: (i) the authorized and issued and outstanding shares; and (ii) the authorized and unissued shares, in the capital of the Company, par value US$0.00001 per share, in a ratio of any whole number in the range of 2-to-1 up to 250-to-1 with such ratio to be determined in the discretion of the Directors (the Subdivision”), effective upon the Directors determining the ratio and resolving to approve the Subdivision.

On March 21, 2025, the Company announced the voting results of the EGM, held on March 20, 2025, in which the Shareholders passed all of the above matters.

On March 27, 2025, the Company issued a total of 500,000 Class FF shares, par value US$0.00001 per share, with each class FF share having 1,000 votes. Pierre Schurmann, Chief Executive Office of the Company, was issued 350,000 Class FF Shares for a total subscription price of US$3.50. Luiz Busnello, Chief Financial Officer of the Company, was issued 150,000 Class FF Shares for a total subscription price of US$1.50.

On March 18, 2025, the Company entered into a term sheet for the acquisition of Munddi Soluções em Tecnologia Ltda. – ME, an online platform that connects brands with consumers, suppliers, and retail chains based in São Paulo, Brazil. The transaction is expected to close in approximately 60 days, subject to the execution of the relevant definitive transaction documents and the satisfaction of applicable conditions precedent. The acquisition is expected to result in a cash outlay of approximately R$1.4 million, or 2x gross revenue for fiscal year 2024, payable in twenty-four equal installments.