Form 20-F
period 2025-12-31
Nvni Group Ltd
filed 2026-04-30
CIK 1965143

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

P.O. Box 10008, Pavilion East, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive offices)

Pierre Schurmann

Telephone: (+55 11) 5642-3370

Email: p@nuvini.com.br

At the address of the Company set forth above

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.0001 per share	NVNI	The Nasdaq Stock Market LLC (Nasdaq Capital Market)
Warrants to purchase ordinary shares, each whole warrant exercisable for one ordinary share at an exercise price of $11.50	NVNIW	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: As of December 31, 2025, the issuer had 10,032,710 ordinary shares and 21,011,316 warrants to purchase ordinary shares outstanding.

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

Frequently Used Terms

Throughout this Annual Report, unless otherwise indicated or the context requires otherwise, the terms “we,” “us,” “our,” “the Company” and “our company” refer to Nvni Group Limited and its subsidiaries and consolidated affiliated entities, which prior to the Business Combination was the business of Nuvini Holdings Limited and its subsidiaries and consolidated affiliated entities. References to “Nuvini” mean Nvni Group Limited and its consolidated subsidiaries and consolidated affiliated entities, and references to “the Registrant” mean Nvni Group Limited. Unless the context requires otherwise, all references to “our financial statements” mean the financial statements of the Registrant included herein.

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

“Nasdaq” means the Nasdaq Stock Market LLC.

“Nuvini” means Nvni Group Limited, an exempted company incorporated with limited liability in the Cayman Islands.

“Nuvini Acquired Companies” means the subsidiaries that Nuvini acquires and operates, namely, Effecti Tecnologia Web Ltda., Leadlovers Tecnologia Ltda., Ipê Tecnologia Digital Ltda., Dataminer Dados, Onclick Sistemas de Informação Ltda. and Simplest Software Ltda.

“Nuvini Articles” means the Second Amended and Restated Memorandum and Articles of Association of Nuvini (as amended from time to time).

“Nuvini Board” means the board of directors of Nuvini.

“Nvni” means Nvni Group Limited, an exempted company incorporated with limited liability in the Cayman Islands.

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

“Nuvini Ordinary Shares” means the ordinary shares, par value $0.0001 per share, of NVNI.

“Nuvini S.A.” means Nuvini S.A., a corporation (sociedade por ações) duly incorporated and organized under the laws of Brazil.

“Nuvini Shareholder” means a holder of Nuvini Ordinary Shares.

“Nuvini Warrants” means the 23,050,000 warrants issued by us, consisting of 11,000,000 public warrants and 11,550,000 private warrants to purchase one Nuvini Ordinary Shares at a price of $11.50, subject to adjustment.

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

The historical operations of Nuvini are deemed to be those of Nuvini S.A. Thus, the financial statements included in this Annual Report reflect the consolidated results of Nuvini as of December 31, 2025. The audited consolidated financial statements as of December 31, 2025, and 2024 and for the three years in the year ended December 31, 2025, 2024 and 2023, included in this Annual Report have been prepared in accordance with IFRS Accounting Standards as issued by IASB, which we refer to as our financial statements.

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

 We have incurred net losses in every period since inception and expect to continue to incur net losses for the near- and medium-term as we invest in acquisitions, expansion and public-company infrastructure. Specifically, we reported net losses of R$106.9 million, R$78.2 million, and R$247.9 million for the years ended December 31, 2025, 2024, and 2023, respectively, with a working capital deficit of R$348.5 million as of December 31, 2025, and approximately R$348.3 million as of December 31, 2024. It’s important to note that the 2023 results were significantly impacted by non-cash charges related to the SPAC merger, which accounted for a substantial portion of the reported losses. Additionally, while all of Nuvini’s acquired companies are profitable, acquisition-related costs affect the consolidated financial statements, reflecting the investments required to fuel future growth.

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

Nuvini’s management remains positive about the company’s future and is committed to addressing its financial obligations. Although the audit report for the year ended December 31, 2025, includes an explanatory paragraph regarding Nuvini’s ability to continue as a going concern, the company is taking proactive steps to strengthen its financial position. Nuvini’s audited consolidated financial statements as of and for the year ended December 31, 2025, do not include any adjustments that may result from the outcome of this uncertainty. For further discussion on Nuvini’s assessment of going concern, see “Note 2—Basis of presentation” of Nuvini’s consolidated financial statements included “Item 18 – Financial Statements.”

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

Nuvini has experienced rapid growth in recent periods. For example, Nuvini’s net operating revenue for the year ended December 31, 2025, has grown 2%, from R$193.3 million in 2024 to R$196.7 million in 2025. The expected continued growth and expansion of Nuvini and the Nuvini Acquired Companies’ businesses may place a significant strain on management, business operations, financial condition, infrastructure and corporate culture.

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

If the Nuvini Group is unable to obtain sufficient funding on a timely basis and on acceptable terms and continue as a going concern, the Nuvini Group may be required to significantly curtail, delay or discontinue its operations. In general, the Nuvini Group may be unable to expand its operations or otherwise capitalize on business opportunities and defend against and prosecute litigation necessary to conduct the Nuvini Group’s businesses as desired, which could materially affect the Nuvini Group’s businesses, financial condition and results of operations. In particular, (i) on September 30, 2025, Nuvini S.A. entered into a binding term sheet to acquire MK Solutions Tecnologia S.A., a corporation existing under the laws of Brazil (“MK Solutions”), a leading ERP for internet providers in Brazil; and (ii) on April 3, 2026, NVNI entered into a share purchase agreement to acquire 51% of the total and voting share capital of a newly established holding company (“Beyondsoft”) that will hold the Beyondsoft IT consulting and services business (the “Beyonsoft Acquisition”). When these acquisitions are completed, NVNI will incur in significant indebtedness relating to the deferred purchase price payable to the sellers. We currently do not have sufficient cash on hand to fund this obligation and will need to obtain financing through debt, equity or other capital-raising transactions. There can be no assurance that we will be able to obtain such financing on a timely basis, on acceptable terms, or at all. Our ability to secure financing will depend on a number of factors, many of which are outside of our control, including general economic and market conditions, conditions in the capital markets, interest rates, investor demand for our securities, our financial performance and prospects, and developments affecting our industry. Adverse changes in any of these factors could materially impair our ability to raise the required funds or increase the cost of such financing. If we are unable to obtain sufficient financing when needed, we may be required to delay, modify or terminate the acquisition, which could result in the loss of strategic opportunities and potential growth benefits. Alternatively, if financing is available only on unfavorable terms, including at higher interest rates, with restrictive covenants, or through the issuance of equity securities at dilutive prices, our financial condition, results of operations and the value of our securities could be materially and adversely affected.

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

The Nuvini Acquired Companies’ contracts with their clients to provide SaaS solutions typically have a monthly term and will renew automatically. Based on the historical performance of the Nuvini Group, its clients have been consistently renewing their respective subscriptions on a monthly basis. The Nuvini Acquired Companies have been operating for more than 10 years on average and have a record of consistent monthly renewals even during the COVID-19 pandemic, which was a major disruption for most businesses. As of December 31, 2025, 2024, and 2023, 96.4%, 97.1% and 96.7%, respectively, of clients renewed their subscriptions to Nuvini Group services or products every month. However, these contracts may, in a majority of cases, be terminated without cause by the Nuvini Acquired Companies’ clients, so long as the clients provide 30 to 120 days prior notice. The Nuvini Acquired Companies’ clients may terminate or reduce their use of the Nuvini Acquired Companies’ SaaS solutions for several reasons, including (i) if they are not satisfied with the solution or service level, (ii) the value proposition for the Nuvini Acquired Companies’ SaaS solutions, or (iii) if the Nuvini Acquired Companies are unable to meet clients’ needs and expectations. If price increases make the Nuvini Acquired Companies’ SaaS solutions unaffordable, the possibility of client termination or reduction may be more likely. These price increases can be due to the Nuvini Acquired Companies’ businesses, inflation adjustments or supplier cost increases. Even if the Nuvini Acquired Companies successfully deliver on contracted data solutions and services and maintain close relationships with the Nuvini Acquired Companies’ clients, a number of factors outside of Nuvini’s control could cause the loss of or reduction in business or revenue from the Nuvini Acquired Companies’ existing clients. These factors include, among other things:

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

The Nuvini Group’s success depends in part on the continued services of Nuvini’s co-founder and Chief Executive Officer Pierre Schurmann, as well as the Nuvini Group’s other executive officers and key employees in the areas of research and development (particularly, skilled software engineers and developers), sales and marketing.

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

In addition, the Nuvini Group’s workforce is generally working remotely, which could increase the Nuvini Group’s cyber security risk, create data accessibility concerns and make the Nuvini Group more susceptible to security breaches or business disruptions. Moreover, the Nuvini Acquired Companies’ clients and the third-party suppliers on which the Nuvini Acquired Companies rely may be vulnerable to a heightened risk of cyber-attacks as a result of the military conflict between Russia and Ukraine, the impact of sanctions against Russia and the potential for retaliatory acts from Russia, given that nation-state actors may engage in cyber-attacks for geopolitical reasons and in conjunction with military conflicts and defense activities. For example, there have been publicized threats to increase cyber-attack activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine. While the Nuvini Group maintains and continues to improve its security measures and reinforce the Nuvini Group’s internal control, the Nuvini Group may be unable to adequately anticipate security threats or to implement adequate preventative measures, in part, because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target. Other than reinforcement of the Nuvini Group’s cybersecurity policies in anticipation of being a public company, the Nuvini Group has not taken any other specific actions to mitigate the increased risk of cyber-attacks resulting from the ongoing conflict between Russia and Ukraine and do not immediately intend to implement any such actions given the Nuvini Group’s current assessment of risk and the current geographic scope of Nuvini Group’s operations. Any of the foregoing could have a material adverse effect on the Nuvini’s business, financial condition, results of operations or prospects.

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

The Nuvini Group has relied, and expects to continue to rely, on a combination of copyright, trademark and trade-secret laws, confidentiality procedures, and contractual provisions to establish, maintain and protect the Nuvini Group’s proprietary rights. The Nuvini Group typically enters into agreements with its respective employees, consultants, the Nuvini Acquired Companies’ clients, partners and vendors in an effort to control ownership of the Nuvini Group’s intellectual property and access to and distribution of the Nuvini Group’s software, documentation and other proprietary information. Despite these precautions, there may be authors of some of the intellectual property that form parts of Nuvini Group’s software products who have not assigned their intellectual property rights to the Nuvini Group and who have not waived their moral rights with respect thereto. The steps that Nuvini Group takes may not prevent misappropriation of the Nuvini Group’s intellectual property, and the agreements the Nuvini Group enters into may not be enforceable. Despite the Nuvini Group’s efforts to protect its proprietary rights in its intellectual property and that of other businesses the Nuvini Group may have acquired, unauthorized parties may copy or otherwise obtain and use the Nuvini Group’s proprietary technology or obtain information the Nuvini Group regards as proprietary. Policing unauthorized use of the Nuvini Group’s technology, if required, may be difficult, time- consuming and costly. the Nuvini Group’s means of protecting its technology may be inadequate.

Third parties may apply for and obtain patent protection for products and services that are similar to the Nuvini Group’s software solutions.

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

Any litigation, whether or not resolved in the Nuvini Group’s favor and regardless of merit, could result in significant expense to the Nuvini Group, be time consuming and divert the efforts of the Nuvini Group’s technical and management personnel. Additionally, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of the Nuvini Group’s confidential information could be compromised by disclosure during any intellectual property-related litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Nuvini Ordinary Shares. Any of the foregoing could cause potential clients to refrain from purchasing the Nuvini Group’s data solutions or services or otherwise cause the Nuvini Group reputational harm and result in substantial costs, negative publicity and diversion of resources and management attention, any of which could have a material adverse effect on Nuvini Group’s businesses, financial condition, results of operations and prospects.

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

The registered or unregistered trademarks that Nuvini Group owns or uses may be challenged, infringed, circumvented, declared generic or descriptive, lapsed or determined to be infringing on or dilutive of other marks. During trademark registration proceedings, the Nuvini Group may receive rejections of the Nuvini Group’s applications by the U.S. Patent and Trademark Office (“USPTO”), or in other foreign jurisdictions. Although the Nuvini Group is given an opportunity to respond to such rejections, the Nuvini Group may be unable to overcome them. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against the Nuvini Group’s trademarks, which may not survive such proceedings. Furthermore, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. The Nuvini Group may not be able to protect the Nuvini Group’s rights in these trademarks, which the Nuvini Acquired Companies need in order to build name recognition with potential clients. In addition, third parties may file for registration of trademarks similar or identical to the Nuvini Group’s trademarks, thereby impeding the Nuvini Group’s ability to build brand identity and possibly leading to market confusion and loss of goodwill. If they succeed in registering or developing common-law rights in such trademarks, and if the Nuvini Group is not successful in challenging such third-party rights, the Nuvini Group may not be able to use these trademarks to develop brand recognition of the Nuvini Group’s technologies, products or services. In addition, there could be potential trademark infringement or unfair competition claims brought by owners of other registered trademarks or trademarks that incorporate variations of the Nuvini Group’s registered or unregistered trademarks. Over the long term, if the Nuvini Group is unable to establish name recognition based on the Nuvini Group’s trademarks, the lack of name recognition could have a material adverse effect on the Nuvini Group’s business, financial condition, results of operations and prospects.

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

Inflation as measured by the Broad National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or “IPCA”), which is published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or “IBGE”), was 4.3%, 4.8%, and 4.6% as of December 31, 2025, 2024, and 2023, respectively. Inflation measured by the General Market Prices Index (Índice Geral de Preços-Mercado, or “IGP-M”) was 1.1%, 6.5%, and (3.2)% as of December 31, 2025, 2024, and 2023, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government intervening in the economy and introducing policies that could harm the Nuvini Group’s business and the trading price of Nuvini Ordinary Shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, after reaching a historical low of 2.0% in August 2020, the COPOM began increasing interest rates in March 2021 and, as a result, the SELIC rate reached 9.25% in December 2021 and 13.75% in December 2022. On August 2023, the Brazilian Central Bank started cutting the SELIC rate as a result of a slowdown in inflation, and the SELIC rate was set to 10.50% as of May 2024. Nevertheless, renewed inflationary pressures—driven in part by fiscal concerns stemming from persistent budget deficits and increased government spending—prompted the Brazilian Central Bank to reverse course and resume hiking rates in September 2024, with the SELIC rate reaching 12.25% by December 2024. As of the date of this annual report, the SELIC rate stands at 14.75% per annum, reflecting the challenges of controlling inflation amid a strong economy, historically low unemployment levels, and fiscal imbalances requiring tighter monetary policy to maintain economic stability.

Although inflation rates in Brazil have been relatively low in the recent past, the Nuvini Group cannot assure you that this trend will continue. The measures taken by the Brazilian government to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in its securities markets. Periods of higher inflation may slow the growth rate of the Brazilian economy and lead to reduced demand for the Nuvini Acquired Companies’ data solutions and services. Inflation is also likely to increase some of Nuvini’s costs and expenses, which the Nuvini Group may not be able to fully pass on to clients and could adversely affect the Nuvini Group’s operating margins and operating income. In addition, inflation affects Nuvini’s financial liquidity and financial capital resources primarily by exposing Nuvini to the variations in Nuvini’s floating-rate loans. As of December 31, 2025, approximately 97.5% of Nuvini’s loans and borrowings were subject to floating interest rates, particularly the CDI floating rate. Rising interest rates may also impact the costs of Nuvini’s fundraising and indebtedness, increasing Nuvini’s financial expenses. Such an increase could adversely affect Nuvini’s ability to pay Nuvini’s obligations to the extent it reduces cash on hand. Mismatches between rates contracted in assets versus liabilities and/or high volatility in interest rates may result in financial losses for Nuvini.

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

There has been persistently high volatility in the foreign exchange market for the Brazilian real in recent years. As of December 31, 2023, 2024 and 2025, the real/U.S. dollar exchange rate reported by the Central Bank was R$4.841, R$6.192 and R$5.515, in each case, per US$1.00. There can be no assurance that the real will not appreciate or further depreciate against the U.S. dollar or other currencies in the future.

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

The Nuvini Group’s performance is impacted by the overall health and growth of international economies, specifically in Brazil. In Brazil, gross domestic product (“GDP”) growth has fluctuated over the past few years, with growth of 2.9 % in 2023 and growth of 3.4% in 2024. In 2025, Brazil’s GDP growth was 2.3%. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force (particularly in information technology sectors) and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on the Nuvini Group.

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

The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:

●	Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On December 19, 2023, Standard & Poor’s improved Brazil’s credit rating from BB-negative to BB stable. The transfer and convertibility assessment was raised from BBB-negative to BB-positive. In June 2025, the S&P affirmed the rating and stable outlook.

●	In December 2015, Moody’s placed Brazil’s Baa3’s issue and bond ratings under review for downgrade and subsequently downgraded the issue and bond ratings to below investment grade, at Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, taking into account the low growth environment and the challenging political scenario. On May 25, 2021, Moody’s maintained Brazil’s credit rating at Ba2-stable, which was reaffirmed on April 22, 2022. On October 1, 2024, Moody’s upgraded the Government of Brazil’s long-term issuer and senior unsecured bond ratings to Ba1 from Ba2, the senior unsecured shelf rating to (P)Ba1 from (P)Ba2; and maintained the positive outlook. In May 2025, Moody’s changed Brazil’s outlook to positive and affirmed their Ba1 rating.

●	Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. On May 27, 2021, Fitch reaffirmed Brazil’s credit rating at BB-negative. On December 20, 2022, Fitch improved Brazil’s sovereign credit rating to BB stable. In June 2024 and 2025, Fitch has affirmed the IDR rating at BB-stable.

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

Risks Related to Legal Matters and Regulations

We are currently not in compliance with certain Nasdaq corporate governance requirements and may be subject to adverse consequences if we fail to regain compliance within the applicable cure period.

As disclosed under “Item 16A. Audit Committee,” we currently do not have the minimum number of audit committee members required under Nasdaq Listing Rule 5605(c)(2). Although we are relying on the cure period provided under Nasdaq Listing Rule 5605(c)(4) to regain compliance, there can be no assurance that we will be able to appoint a qualified independent director within the required timeframe. If we fail to regain compliance within the applicable cure period, Nasdaq may take enforcement action, which could include the issuance of a delisting determination. Any such action could materially and adversely affect the trading of our securities, our reputation, and our ability to access the capital markets.

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

In particular, the Nuvini Group is also subject to risks relating to compliance with a variety of Brazilian national and local laws including multiple tax regimes, labor laws, employee health safety and wages and benefits laws. For example, Law 8,213 of 1991 provides that companies with more than 100 employees are required to fill 2% to 5% of their job positions with disabled employees; and/or employees who have passed through a medical rehabilitation, which Nuvini Group currently complies with.

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

Our indebtedness and other financial commitments restrict our flexibility and, if we fail to comply with covenants or to make required payments, could result in acceleration or default.

As of December 31, 2025, our outstanding loans and financing include, among others, (i) debentures issued in May 2021 with a remaining principal of R$8.0 million accruing interest at CDI plus 10.6% per annum; (ii) investor loans; (iii) related-party loans and convertible notes with entities controlled by our Chief Executive Officer; (iv) the convertible promissory notes originally entered into in November 2024 at a conversion price of US$11.00 per ordinary share, which were restructured in December 2025 pursuant to a Securities Exchange Agreement into a Senior Secured Convertible Note with an aggregate principal of US$5,662,000, convertible into ordinary shares; and (v) a Senior Secured Note in the aggregate principal of US$2,865,000 entered into in December 2025, maturing April 15, 2027, secured by collateral pursuant to security documents. Our debenture agreement contains financial covenants, including: (i) a Gross Debt / Pro Forma EBITDA ratio not to exceed 3.0x (as calculated from December 31, 2023 onwards); (ii) a Pro Forma EBITDA Margin in relation to Net Revenue equal to or greater than 20%; and (iii) a Debt Service Coverage Index (DSCI) greater than or equal to 4.0x. We have not complied with these covenants in prior periods and have been required to seek, and have obtained, waivers from debenture holders. Continued non-compliance could result in acceleration of principal, increased interest rates, enforcement of collateral, and cross-default to other obligations. Our payment obligations under the SPA are not reflected in our historical balance sheet but, upon Closing, will add materially to our obligations. Servicing our combined indebtedness and deferred purchase price commitments will consume cash flow that would otherwise be available for growth, acquisitions, remediation of material weaknesses, or return of capital.

We have identified material weaknesses in our internal control over financial reporting and in our information technology general controls as of December 31, 2025, and we may not be able to remediate these weaknesses in a timely manner.

In connection with the audit of our consolidated financial statements for the years ended December 31, 2025 and December 31, 2024, material weaknesses in our internal control over financial reporting (ICFR) and our information technology general controls (ITGC) were identified at the consolidated level. Our management concluded that our ICFR was not effective as of December 31, 2025. A material weakness is a deficiency, or combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the annual consolidated financial statements will not be prevented or detected on a timely basis. Remediation will require, among other things, the appointment of a permanent Chief Financial Officer with public-company and SEC-reporting experience, hiring of additional qualified accounting personnel, formalizing accounting policies, implementing general IT controls and access reviews at each acquired company, establishing entity-level monitoring, and engaging external advisors. The absence of a permanent CFO as of the date of this Annual Report materially impairs the pace and effectiveness of our remediation efforts. The Beyondsoft Acquisition will expand the control perimeter to include the Target Group, with its own ICFR and ITGC environment, for which our current remediation plan does not yet fully account. Failure to remediate on a timely basis could result in restatements, loss of investor confidence, increased audit fees, Nasdaq compliance issues, and adverse effects on the trading price of our ordinary shares.

Nuvini expects to continue to incur costs on the foregoing remediation efforts. However, Nuvini cannot assure you that it would have sufficient funds to defray the costs of the remediation efforts or that Nuvini’s efforts will be effective or prevent any future material weakness in Nuvini’s internal control over financial reporting. The Company appointed Roberto Otero as Chief Financial Officer, effective November 3, 2025. Mr. Otero resigned as Nuvini’s CFO on February 10, 2026 and the Company is actively looking for Mr. Otero’s replacement.

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

Nuvini has increasing fixed financial costs in connection with its indebtedness and has incurred an increasing amount of debt in recent years to support Nuvini’s acquisitions. As of December 31, 2024, Nuvini had an aggregate principal amount of R$24.9 million of total outstanding loans, financing and loans from investors and R$18.0 million in cash and cash equivalents. As of December 31, 2025, Nuvini had an aggregate principal amount of R$53.5 million of total outstanding loans, financing and loans from investors and R$13.5 million in cash and cash equivalents.

Overall, a large portion of the indebtedness is comprised of deferred and contingent consideration due as a result of Nuvini’s acquisitions, of which the value of certain contingent consideration payments is driven by the future performance of the respective acquired company. As of December 31, 2024 and 2025, the total deferred and contingent consideration on acquisitions outstanding was R$277.2 million and R$277.3 million, respectively.

As of December 31, 2024, the total loans and financing includes (i) Debentures issued on May 14, 2021 in the amount of R$40.7 million, accruing interest at a rate per year equal to CDI plus 10.6%, (ii) loans and financing totaling R$2.9 million accruing interest at a weighted average rate of 11%, (iii) loans from investors totaling R$22.0 million of principal balance with interest at a rate per year equal to CDI plus 10.0% with a 15% premium on the principal loan amount, payable in Nuvini Ordinary Shares upon Closing, (iv) loan agreements with Pierre Schurmann with a remaining balance of R$1.1 million with interest calculated as CDI plus 10% per year, and (v) a loan agreement with Aury Ronan Francisco with a remaining balance of R$977 thousand of principal balance including interest calculated as CDI plus 3% per year. Refer “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for additional details on these related party transactions.

As of December 31, 2025, the total loans and financing includes (i) Debentures issued on May 14, 2021 in the amount of R$8.0 million, accruing interest at a rate per year equal to CDI plus 10.6%, (ii) loans and financing totaling R$0.8 million accruing interest at a weighted average rate of 11% and (iii) loans from investors totaling R$52.7 million of principal balance with interest at a rate per year equal to CDI plus 10.0% with a 15% premium on the principal loan amount, payable in Nuvini Ordinary Shares upon Closing.

On February 13, 2023, Nuvini entered into a loan agreement with Pierre Schurmann, with a principal amount of R$3.3 million, carrying an interest rate equal to 100% of CDI plus 10% per annum. The purpose of the loan agreement was to provide Nuvini with working capital to fund its operations. In 2023, the Company entered into eight additional loan agreements with seven separate third party investors in the amount totaling R$7.4 million. The loans are subject to Selic interest plus 10% per year and a 2% penalty on the value of the agreement if the loan payments become overdue. For the year ended December 31, 2024, the Company entered into three loan agreements totaling R$4.8 million. The loans are subject to Selic interest plus 8%-10% per year, and a 2% penalty on the value of the agreement if the loan payments become overdue. In 2025, the Company entered into two loan agreements totaling R$4.8 million, which are subject to Selic interest plus 13.48%. No payments have been issued on loans from investors as of December 31, 2025. No payments have been issued on the loans from investors as of December 31, 2025 and 2024.

Nuvini also entered into a separate agreement that provides for the payment of additional amounts to Debenture Holders outstanding in the event of certain liquidity events, as defined, or the early redemption of the debentures by Nuvini in whole or in part prior to maturity the “Exposure Premium.” The Exposure Premium due to Debenture Holders under a qualifying liquidity event, determined pursuant to the terms of the Debenture Agreement, is calculated as 5% of the total equity value of all the shares of Nuvini on the date of the liquidity event, applied pro-rata based on the total Debentures initially acquired by the Debenture Holders in proportion to every 250,000 Debentures authorized for issuance. As only 58,000 of 250,000 Debentures were issued to the Debenture Holders, the total exposure is 1.16% of total equity value of all the shares of Nuvini on the date of liquidity event, limited to the applicable percentage cap of the value of the Debentures outstanding. This agreement represents a free-standing derivative accounted for as a financial liability based on its fair value. As of December 31, 2024, and 2025, the fair value of the Exposure Premium was R$2.9 million and R$2.9 million, respectively.

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

Under the terms of the Debenture Agreement, Nuvini is subject to restrictive and affirmative covenants including restrictions on Nuvini’s change of control, the change of Nuvini’s ownership structure and corporate reorganization, limitations on certain consolidations, mergers and sales of assets, restrictions on the payment of dividends and financial covenants. Some of these financial covenants comprise (i) Gross Debt/EBITDA Pro Forma indicator, less than or equal to (a) 4.0x (four times), being the calculation based on the year ending December 31, 2021; (b) 3.5x (three times) to be verified based on the annual and consolidated financial statements of the consolidated financial statements of Nuvini, as calculated on the year ended December 31, 2022; and (c) 3.0x (three times) to be verified based on the annual and consolidated financial statements of Nuvini, with the first determination based on the year ending December 31, 2023 onwards; (ii) Pro Forma EBITDA Margin in relation to Net Operating Revenue equal to or greater than 20% (twenty percent); and (iii) Debt Service Coverage Ratio (“DSCI”) greater than or equal to 4.0x (four times) until the expiration date, given that the DSCI is the sum of “cash and cash equivalents” and “cash flow from operational activities.” Further, due to the Debenture Holder’s risk related to Nuvini’s Debentures, in addition to the fixed payments described above, Nuvini is also required to pay an Exposure Premium to the Debenture Holder, in proportion to the amount of Debentures initially acquired during the Debenture First Issue, upon the occurrence of a liquidity event or early redemption of the Debentures. Liquidity events are defined as the sale, exchange or alteration of the capital structure of Nuvini such as reorganization or the public sale of shares equivalent to at least 10% of the total capital stock of Nuvini.

On December 31, 2022, Nuvini did not demonstrate the ability to meet any of the three covenants established and kept the balance of Debentures in current liabilities, however, Nuvini requested from the Debenture Holders a waiver valid for the next 12 months, which was granted and formalized in a Debenture Holders general meeting (“DHGM”) dated March 30, 2022, prior to the issuance Nuvini’s consolidated financial statements for the year ended December 31, 2021. At the same DHGM, the Debenture Holders agreed to change the covenant of Gross Debt / Pro Forma EBITDA Pro Forma to 7.2x, the covenant of EBITDA Margin Pro Forma in relation to net operating revenue to equal or higher than 7.1% and maintain the ICSD covenant at 4.0x for the year of 2022. On December 31, 2022, Nuvini did not meet the Debt Service Coverage Index for the 2022 year and requested an additional waiver for the 2022 year that was approved and granted at a DHGM dated February 9, 2023. On May 8, 2023, the debenture holders granted the Company’s request to extend the scheduled amortization date of the debentures to August 14, 2023. Principal payments totaling R$7.4 million were made on the debentures in 2023. The payment balances were issued on October 2, 2023, October 13, 2023, and December 28, 2023, in the amount of R$2.5 million, R$2.5 million and R$2.4 million respectively.

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

As of December 31, 2025, the Company was in compliance with the debt service coverage index covenant, as the calculated index was 5.1x which is more than the 4.0x targeted threshold.

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

Risks Related to Nuvini Ordinary Shares

Our founders hold super-voting Class FF shares representing approximately 99.5% of the total voting power of our outstanding share capital, and their interests may diverge from those of other shareholders.

In March 2025, we amended our memorandum and articles of association to create Class FF super-voting shares, each carrying 1,000 votes per share. On March 27, 2025, we issued an aggregate of 500,000 Class FF shares, with 350,000 issued to Pierre Schurmann, our Chairman and Chief Executive Officer, and 150,000 issued to Luiz Busnello, co-founder and, at the time of issuance, Chief Financial Officer of the Company. As a result, Messrs. Schurmann and Busnello together control approximately 99.5% of the total voting power of our outstanding share capital. They have the ability to determine the outcome of all matters submitted to a shareholder vote, including the election of directors, amendments to our constitutional documents, and approvals of significant transactions, regardless of the views of other shareholders. Their interests may not always align with those of other shareholders, and the existence of their voting control may deter third parties from pursuing acquisition, investment or activist engagement that could otherwise benefit shareholders generally.

We are a “controlled company” under Nasdaq rules and rely on exemptions from certain corporate governance requirements, which may afford holders of our ordinary shares less protection.

Because Messrs. Schurmann and Busnello together control a majority of our voting power (Mr. Busnello as a co-founder, long-standing Board Member and holder of Class FF shares, having resigned as CFO in November 2025 while continuing his Board service), we are a “controlled company” under Nasdaq Marketplace Rule 5615(c). We rely, and intend to continue to rely, on exemptions that relieve us from requirements to maintain a majority-independent board, a compensation committee composed entirely of independent directors, and a nominating and corporate governance committee composed entirely of independent directors. In addition, as a foreign private issuer, we rely on additional exemptions that allow us to follow Cayman Islands practice in lieu of certain Nasdaq requirements. As a result, holders of our ordinary shares may not have the same protections afforded to shareholders of issuers subject to the full Nasdaq governance framework.

Nuvini will incur increased cost as a result of operating as a public company.

Nuvini is a public company and will incur significant legal, accounting and other expenses that the Company did not incur as a private company. As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as well as rules adopted, and to be adopted, by the SEC and the Nasdaq. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives and may not effectively or efficiently manage the transition into a public company. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for Nuvini to attract and retain qualified persons to serve on the Board, its board committees or as executive officers.

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

Nuvini is an exempted company limited by shares incorporated under the laws of the Cayman Islands, and Nuvini conducts a majority of its operations through our subsidiary, Nuvini, outside the United States. Substantially all of Nuvini’s assets are located outside the United States, primarily in Brazil. A majority of Nuvini’s officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against us or against these individuals outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the jurisdictions that comprise the Latin American region could render you unable to enforce a judgment against Nuvini’s assets or the assets of Nuvini’s directors and officers.

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

In connection with the consummation of Business Combination, the Nuvini Board adopted, and the Nuvini shareholders approved, an equity incentive plan in which eligible participants may include members of Nuvini management, Nuvini employees, certain members of the Nuvini Board and consultants of Nuvini and its subsidiaries. Beneficiaries under the equity incentive plan will be granted equity awards pursuant to the terms and conditions of the equity incentive plan and any applicable award agreement. The final eligibility of any beneficiary to participate in, and the terms and conditions of, the applicable equity awards will be determined by the Nuvini Board. Pursuant to the Business Combination Agreement, the equity incentive plan has initially reserved a total of 114,365 Nuvini Ordinary Shares.

All outstanding Unvested Nuvini Options at the time of consummation of the Business Combination were converted into unvested options for Nuvini Ordinary Shares under the Legacy Stock Option Plan, which totaled 193,969 options exercisable for Nuvini Ordinary Shares, as determined in accordance with the Exchange Ratio. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of profit or loss in accordance with IFRS Accounting Standards. As a result of these grants, we incurred share-based compensation of R$0.9 million in 2024 and R$6.2 million in 2023. For more information on the share incentive plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Stock Option Plan.”

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

On January 28, 2026, the Company received a letter from the Listing Qualifications Department of Nasdaq indicating that, based upon the Company’s market value of listed securities (“MVLS”) for the 30 consecutive business day period from December 12, 2025 through January 27, 2026, the Company did not maintain the minimum MVLS of US$35,000,000 required for continued listing on the Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(b)(2). The Company has been afforded a period of 180 calendar days, or until July 27, 2026 (the “MVLS Compliance Period”), to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(C). To regain compliance, the Company’s MVLS must meet or exceed US$35,000,000 for a minimum of ten consecutive business days during the MVLS Compliance Period. If the Company does not regain compliance by the end of the MVLS Compliance Period, it will receive written notification that its securities are subject to delisting, which the Company may appeal to a hearings panel. The Company intends to monitor its MVLS between now and July 27, 2026, and will consider available options if its ordinary shares do not trade at a level likely to regain compliance. There can be no assurance that the Company will regain or maintain compliance with the MVLS requirement or other Nasdaq Capital Market continued listing requirements. The letter has no immediate effect on the listing of the Company’s Ordinary Shares, which will continue to be listed and traded on Nasdaq under the symbol “NVNI”, subject to the Company’s compliance with other continued listing requirements.

On April 14, 2025, the Company received a notification letter from the Listing Qualifications Department of the Nasdaq notifying that the minimum bid price per share of its ordinary shares was below US$1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company had a compliance period of one hundred eighty (180) calendar days from the Bid Price Notice, or until October 13, 2025 (the “Minimum Bid Price Compliance Period”), to regain compliance with the Minimum Bid Price Requirement. If at any time during the Minimum Bid Price Compliance Period, the closing bid price per share of the Company’s ordinary shares is at least US$1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed. On October 14, 2025, the Company received a letter from the Listing Qualifications Department of Nasdaq notifying the Company that Nasdaq has determined to delist the Company’s securities from The Nasdaq Capital Market (the “Delisting Determination Letter”). The determination was made as a result of the Company’s failure to maintain compliance with the Minimum Bid Price Requirement, which requires listed securities to maintain a minimum bid price of $1.00 per share. To address the compliance issue, the Company completed a share consolidation (the “Consolidation”) of the issued and outstanding ordinary shares of the Company on the basis of one (1) post-consolidation ordinary share for every ten (10) pre-consolidation ordinary share. The post-consolidation ordinary shares commenced trading on The Nasdaq Capital Market at market open on October 6, 2025, under the new CUSIP number G50716128. Following the Consolidation, the Company’s ordinary shares have maintained a bid price above $1.00 per share. Subsequently, on October 20, 2025, the Company received a letter from Nasdaq notifying the Company that it has regained compliance with the Minimum Bid Price Rule and is therefore in compliance with the continued listing requirements for the Nasdaq Capital Market (the “Compliance Letter”).The Compliance Letter states that for 10 consecutive business days from October 6, 2025, through October 16, 2025, the closing bid price of the Company’s ordinary shares was at least $1.00 per share or greater. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), and this matter is now closed.

On April 14, 2025, the Company also received a letter from Nasdaq indicating that per the Company’s MVLS for the 30 consecutive business day period from February 28, 2025, through April 11, 2025, the Company did not maintain the minimum MVLS of US$35,000,000 required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(b)(2). The Company will be afforded a period of 180 calendar days, or until October 13, 2025 (the “Compliance Period”), in which to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(C). In order to regain compliance with Nasdaq’s minimum MVLS requirement, the minimum MVLS of the Company’s ordinary shares must meet or exceed US$35,000,000 for a minimum of ten consecutive business days during the Compliance Period. In the event the Company does not regain compliance by the end of the Compliance Period, the Company will receive written notification that its securities are subject to delisting, which the Company may appeal to a hearings panel. On August 28, 2025, the Company received a notice (the “Compliance Notice”) from Nasdaq stating that the Company has regained compliance with the requirement to maintain a minimum Market Value of Listed Securities of $35 million as set forth under Nasdaq Listing Rule 5550(b)(2) for continued listing on The Nasdaq Capital Market. The staff at Nasdaq determined that for the last ten consecutive business days, from August 14 through August 27, 2025, the Company’s MVLS has been $35 million or greater.

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

If Nuvini’s performance does not meet market expectations, the price of Nuvini’s securities may decline. Fluctuations in the price of Nuvini’s securities could contribute to the loss of all or part of your investment. Factors affecting the trading price of Nuvini Ordinary Shares and Nuvini Warrants may include:

●	changes in the market’s expectations about operating results;

●	Nuvini’s operating results failing to meet market expectations in a particular period;

●	changes in financial estimates and recommendations by securities analysts concerning Nuvini or Nuvini’s industry and market in general;

●	operating and stock price performance of other companies that investors deem comparable to Nuvini;

●	changes in laws and regulations affecting Nuvini’s business;

●	commencement of, or involvement in, litigation involving Nuvini;

●	changes in Nuvini’s capital structure, such as future issuances of securities or the incurrence of debt;

●	the volume of Nuvini Ordinary Shares available for public sale;

●	any significant change in Nuvini’s board or management;

●	sales of substantial amounts of Nuvini Ordinary Shares by Nuvini’s directors, executive officers or significant shareholders or the perception that such sales could occur; and

●	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism (including the recent conflict in Iran and Ukraine).

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

Nuvini may not complete the proposed acquisition of the Beyondsoft IT consulting business on the terms contemplated, or at all.

On April 3, 2026, Nuvini entered into a share purchase agreement to acquire 51% of the total and voting share capital of a newly established holding company (“Beyondsoft”) that will hold the Beyondsoft IT consulting and services business (the “Beyonsoft Acquisition”). The completion of this acquisition is subject to a number of conditions precedent, including the approval of the shareholders of Beyondsoft Corporation the completion of an internal restructuring, the assignment or entry into a new Master Services Agreement with Microsoft Corporation, and the execution of a definitive shareholders agreement. There can be no assurance that these conditions will be satisfied, and the failure to complete the acquisition could adversely affect our business prospects and the market price of our ordinary shares.

The deferred purchase price structure of the Beyondsoft Acquisition may place significant financial strain on our resources.

In connection with the Beyondsoft Acquisition, NVNI has agreed to pay an aggregate purchase price of $80.7 million, subject to adjustment as set forth in the Share Purchase Agreement, payable in two installments, with 50% due by December 31, 2026 and the remaining 50% due by December 31, 2029, plus interest at 8% per annum. This deferred obligation, combined with quarterly interest payments, may limit our financial flexibility and ability to pursue other strategic opportunities. We currently do not have sufficient cash on hand to fund this obligation and will need to obtain financing through debt, equity or other capital-raising transactions. There can be no assurance that we will be able to obtain such financing on a timely basis, on acceptable terms, or at all. Our ability to secure financing will depend on a number of factors, many of which are outside of our control, including general economic and market conditions, conditions in the capital markets, interest rates, investor demand for our securities, our financial performance and prospects, and developments affecting our industry. Adverse changes in any of these factors could materially impair our ability to raise the required funds or increase the cost of such financing. If we are unable to obtain sufficient financing when needed, we may be required to delay, modify or terminate the acquisition, which could result in the loss of strategic opportunities and potential growth benefits. In addition, failure to complete the acquisition could expose us to contractual liabilities, including termination fees or damages, and could harm our reputation with counterparties, investors and financing sources. Moreover, if we fail to pay the purchase price when due, we may forfeit our entire investment in the target business, including any amounts previously paid, committed or invested, without receiving any ownership interest or other economic benefit, which could result in a total loss of such investment. Alternatively, if financing is available only on unfavorable terms, including at higher interest rates, with restrictive covenants, or through the issuance of equity securities at dilutive prices, our financial condition, results of operations and the value of our securities could be materially and adversely affected.

In addition, the shares of Beyondsoft held by NVNI will be pledged to the seller as security for payment, which will restrict our ability to leverage these assets. A failure to make timely payments could result in the loss or these shares in favor of the seller, potentially resulting in a loss of our entire investment.

We will hold a majority stake but will not have full control over Beyondsoft.

Although we will hold 51% of the total and voting share capital of Beyondsoft and appoint three of five directors, our ability to exercise full control over its operations and strategic direction is limited by the terms of a shareholders agreement that we have agreed to enter into with the seller, that will hold the other 49% of the total and voting share capital of Beyondsoft. This agreement will grant the seller veto and consent rights over certain matters requiring supermajority approval at both the shareholders and board levels, effectively requiring the consent of the Seller. As a result, we may not be able to unilaterally implement decisions that we believe are in the best interests of Beyondsoft or our consolidated business

These restricted governance rights may restrict our ability to operate and integrate Beyondsoft in the manner we currently anticipate, including with respect to key matters such as approval of budgets and business plans, capital expenditures, financing arrangements, acquisitions and dispositions, hiring and compensation of senior management, and other significant operational or strategic decisions. The minority shareholder’s interests may not always align with ours, and the exercise of such veto rights could delay or prevent the implementation of important initiatives, including integration efforts, cost synergies and operational improvements. In addition, disagreements with the minority shareholder could result in deadlocks on critical decisions, potentially leading to operational inefficiencies, missed business opportunities, increased costs, or disputes that may require resolution through negotiation, arbitration or litigation. Any such disputes could divert management’s attention and resources and adversely affect the performance of the subsidiary and our overall business.

As a result of these governance limitations, we may not be able to fully realize the anticipated benefits of our investment in the subsidiary, and our financial condition, results of operations and growth prospects could be materially and adversely affected.

The Beyondsoft seller will retain significant protective rights that could impact our investment.

Pursuant to a shareholders agreement that we have agreed to enter into with the seller of Beyondsoft, we anticipate that such seller shall have call option, drag-along rights, a right of first refusal, and pre-emptive rights with respect to its investment in Beyondsoft. The call option shall be triggered by events including payment default, material breach, delisting from Nasdaq, change of control of NVNI, or insolvency proceedings. If triggered, the seller may acquire our shares at a price equal to the amount of the purchase price already paid (net of dividends), or the unpaid portion for no consideration, or require immediate payment of the unpaid balance plus 15% penalty interest. These provisions significantly affect the risk profile of our investment.

Our international expansion strategy will expose us to significant operational, regulatory and execution risks

With the Beyondsoft Acquisition, we will a strategy to expand our operations internationally, including in China, the United States, the United Kingdom and Latin America, and we will continue to pursue further growth in multiple jurisdictions. Our ability to successfully execute this strategy is subject to numerous risks inherent in operating across diverse legal, regulatory, cultural and economic environments. These risks include difficulties in establishing and managing local operations, recruiting and retaining qualified personnel, adapting our products and services to local markets, and developing effective internal controls and compliance frameworks across jurisdictions. We may also face challenges in integrating international operations with our existing business, including differences in business practices, language barriers, and time zone constraints. If we are unable to effectively manage these complexities, our international expansion efforts may not achieve the anticipated benefits and could adversely affect our business, financial condition and results of operations.

We will be subject to complex and evolving regulatory regimes across multiple jurisdictions, including heightened risks in China

With the Beyondsoft Acquisition, our operations and investments will involve multiple jurisdictions, including China, the United States, the United Kingdom and various countries in Latin America, which are subject to complex and evolving legal and regulatory requirements. These include, among others, laws relating to foreign investment, data privacy and cybersecurity, anti-corruption, trade restrictions, sanctions, tax, employment and environmental matters.

In particular, our operations in China expose us to significant regulatory uncertainty, including the potential for rapid changes in laws and regulations, increased government oversight and intervention, and restrictions on foreign ownership, capital flows and data transfers. In addition, geopolitical tensions between China and other jurisdictions, including the United States and the United Kingdom, could result in additional trade restrictions, sanctions or other measures that could adversely affect our ability to operate or expand our business.

Failure to comply with applicable laws and regulations in any of these jurisdictions could result in fines, penalties, operational restrictions, reputational harm or the suspension or termination of our operations in such markets. Moreover, compliance with these regulatory regimes may increase our costs and require significant management attention.

Our international expansion will expose us to political, economic and currency risks that could adversely affect our results

With the Beyondsoft Acquisition, our expansion into China, the United States, the United Kingdom and Latin America will expose us to risks associated with political and economic instability, fluctuations in foreign currency exchange rates, and differing economic conditions across markets.

Economic or political instability in any of these regions, including changes in government policies, trade relations, taxation or regulatory enforcement priorities, could adversely impact our operations and growth prospects. In Latin America, for example, certain countries have historically experienced volatility in economic conditions, inflation and currency devaluation. Similarly, fluctuations in the value of local currencies relative to the U.S. dollar or the Brazilian real could impact our revenues, costs and profitability, particularly where revenues and expenses are denominated in different currencies.

In addition, our ability to repatriate earnings from certain jurisdictions may be subject to legal or regulatory restrictions, particularly in China, which could limit our financial flexibility. Any of these factors could materially and adversely affect our financial condition, results of operations and cash flows.

If the Master Services Agreement with Microsoft is not assigned to the Target Group or cannot be replaced on comparable terms, the commercial rationale for the Beyondsoft Acquisition could be materially impaired.

The Target Group’s enterprise IT services business is substantially dependent on its relationship with Microsoft Corporation. Closing of the Beyondsoft Acquisition is conditioned on either the assignment to a Target Group company of the existing Master Services Agreement between Beyondsoft Corporation and Microsoft Corporation, or the entry into a new agreement on comparable terms. Microsoft is not party to the SPA and has no obligation to consent to the assignment or to enter into a replacement agreement. If this condition is not satisfied, Closing will not occur. Even if a replacement or assignment is agreed, the terms may be less favorable than the existing arrangement, or Microsoft may subsequently terminate, reduce or modify the relationship. Loss or material modification of the Microsoft relationship would reduce the Target Group’s revenue, margins and strategic value and could result in the impairment of our investment.

Customer concentration within the Target Group means that the loss of one or more large clients could materially reduce our consolidated revenue.

The Target Group’s top five clients collectively represent approximately 80% of its revenue. These clients are Fortune 100 companies generally engaged under master services or framework arrangements from which individual statements of work or work orders are issued. Certain customer contracts contain confidentiality provisions that restrict disclosure of customer identity, and accordingly we have not identified individual customers by name in this Annual Report. These relationships are not exclusive, have limited long-term volume commitments, and can generally be reduced or terminated by the client with limited notice. The loss, material reduction, non-renewal or reprice of any of these relationships could have a disproportionate effect on our consolidated revenue, margins, and cash flow, and could result in impairment charges with respect to the carrying value of the Target Group.

The enterprise IT services business we are acquiring is services-based rather than subscription-based, which carries different financial, operational and demand-cycle risks than our historical SaaS portfolio.

Until Closing, our consolidated revenue is substantially generated by recurring B2B SaaS subscriptions. Upon Closing, a majority of our consolidated revenue will derive from the Target Group’s enterprise IT services business, which is sold on a time-and-materials or fixed-price basis rather than as a recurring software subscription. Services businesses generally have shorter revenue visibility, greater sensitivity to customer capital expenditure and hiring cycles, and more exposure to wage inflation and utilization levels than SaaS businesses. In addition, fixed-price contracts require us to accurately estimate scope, cost and duration; if our estimates are wrong, contract margins can be compressed or negative. Integrating the services business alongside our SaaS portfolio will introduce reporting, segment disclosure, and performance-measurement complexity that we have not previously managed at scale.

Our transition from a LATAM-focused B2B SaaS consolidator to a multi-continent, multi-line technology platform will increase operational, cultural, legal and integration complexity, and we may not achieve the anticipated benefits of the Beyondsoft Acquisition.

Before the Beyondsoft Acquisition, substantially all of our operations and personnel were located in Brazil. Upon Closing, the combined Nuvini Group and Beyondsoft Business will comprise approximately 1,764 employees operating across at least 15 countries and two distinct business lines (B2B SaaS products and enterprise IT services). We have limited prior experience operating outside Brazil or in services businesses. Integrating the Target Group will require us to develop or acquire new capabilities, including multi-jurisdictional legal, tax and HR compliance, consolidated foreign-currency reporting, cross-border cash management, export controls and sanctions compliance, global cybersecurity, and services-business delivery management. Cultural, language and time-zone differences may impair collaboration. Management’s attention will be significantly diverted from operating the existing SaaS portfolio. If integration is slower, costlier or less successful than anticipated, the financial and strategic benefits we expect from the transaction may not be realized, and we may incur integration costs, impairment charges or operational disruptions that could materially and adversely affect our results.

Risks Related to Our Acquisition Strategy and Integration of Acquired Businesses

Our growth strategy depends in substantial part on identifying, financing, completing and integrating acquisitions; a failure in any of these steps could materially adversely affect our business.

Since 2020, we have completed the acquisition of seven B2B SaaS companies in Brazil, have entered into a binding term sheet dated September 30, 2025 to acquire MK Solutions Tecnologia S.A., and on April 3, 2026 entered into the SPA for the Beyondsoft Acquisition. We may not be able to identify suitable additional targets, reach acceptable terms, secure necessary financing, obtain regulatory or shareholder approvals, or complete transactions on expected timelines. Competition for acquisition targets may increase purchase prices. Announced transactions may fail to close. Completed transactions may fail to deliver expected financial or strategic benefits, may require higher-than-anticipated integration investment, or may introduce unforeseen liabilities not identified in due diligence. In an acquisition-driven company, any of these failures translates directly into slower revenue and earnings growth and could impair our ability to service indebtedness or meet deferred purchase price obligations.

We have significant earnout, contingent consideration and deferred purchase price obligations that may constrain our liquidity and may be payable even if the underlying acquisitions do not achieve their forecast performance.

Several of our historical SaaS acquisitions included earnout or contingent consideration components payable upon achievement of financial targets. The Beyondsoft Acquisition carries the deferred purchase price described above, and the MK Solutions transaction, if completed, may include contingent consideration components payable upon achievement of specified financial targets, although achievement of such targets is not currently anticipated and will depend on the future performance of MK Solutions following closing. Our obligation to make these payments may fall due at times when our operating cash flow, capital markets access or financing conditions are unfavorable. Disputes regarding the measurement of earnout thresholds, working capital adjustments or indemnification claims may require arbitration or litigation. Failure to satisfy these obligations when due may expose us to enforcement actions by sellers, dilution through equity-settled alternatives, or loss of acquired assets.

Decentralized operation of acquired companies, while central to our strategy, limits our visibility and increases the risk that operational, financial or compliance issues at a subsidiary level are detected late.

We operate each acquired company on a substantially autonomous basis, preserving its local ERP, operating systems and management. This philosophy is intended to retain entrepreneurial intensity, but it constrains the standardization of internal controls, cybersecurity practices, procurement, data governance and compliance monitoring. We have identified material weaknesses in our internal control over financial reporting and in our information technology general controls at the consolidated level, described below. Our decentralized model increases the risk that control failures, fraud, compliance breaches, cybersecurity incidents or unfavorable operational trends are not detected, escalated or remediated on a timely basis. Scaling our operational oversight to a multi-country, multi-line structure following the Beyondsoft Acquisition will compound this risk.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

Nvni Group Limited (“Nuvini,” the “Company,” or together with our consolidated subsidiaries, the “Nuvini Group”) is an exempted company incorporated with limited liability in the Cayman Islands on November 16, 2022. The Company acquires, manages and operates profitable business-to-business technology companies. Through our seven existing subsidiary companies, we operate business-to-business software-as-a-service (“B2B SaaS”) products in Brazil, serving a diversified customer base of small and mid-sized enterprises across vertical markets. Upon closing of the proposed Beyondsoft Acquisition (as defined below), we will also operate an enterprise information technology consulting and services business (the “Beyondsoft Business”) with operations in the United States, the United Kingdom, Brazil, Costa Rica and China.

The Company conducts its business through Nuvini Holdings Limited, its direct wholly-owned subsidiary incorporated in the Cayman Islands (“Nuvini Holdings”), which in turn holds Nuvini S.A., a Brazilian sociedade por ações (CNPJ 35.632.719/0001-20). Nuvini S.A. was founded by Pierre Schurmann and Luiz Busnello in São Paulo, Brazil on November 21, 2019 (originally named Vehuiah Empreendimentos Participações LTDA), and incorporated as a Brazilian corporation on October 21, 2020. Nuvini S.A. is the operating holding company through which the Nuvini Group conducts substantially all of its Brazilian activities.

The Company’s Ordinary Shares and Warrants are listed on the Nasdaq Capital Market under the symbols “NVNI” and “NVNIW,” respectively. Nuvini became publicly traded on October 2, 2023, following the completion on September 29, 2023 of its business combination with Mercato Partners Acquisition Corporation, a Delaware special purpose acquisition corporation.

Acquisition Criteria for Our SaaS Portfolio

We target, acquire and operate profitable B2B SaaS companies that meet the following criteria: leadership in fragmented, specialized markets; low customer turnover and recurring revenue; positive cash generation; and relevant growth potential.

Completed Acquisitions

As of the date of this Annual Report, Nuvini S.A. has acquired controlling interests in seven B2B SaaS companies:

#	Company	Date	Interest	Headquarters	Description
1	Effecti Tecnologia WEB LTDA. (“Effecti”)	October 30, 2020	100%	Rio do Sul, SC, Brazil	“My Effecti” platform allowing bidders to find, register, dispute and monitor notices issued through Brazilian federal, state and municipal electronic trading sessions.
2	Leadlovers Tecnologia LTDA. (“Leadlovers”)	February 5, 2021	100%	Curitiba, PR, Brazil	Online platform for digital marketing strategy, automation of repetitive marketing processes and lead management.
3	Ipe Tecnologia LTDA. (“Ipê Digital”)	February 19, 2021	100%	Uberlândia, MG, Brazil	ssOtica platform, the largest ERP for eyeglass retailers in Brazil, supporting store management, tax compliance and sales optimization.
4	Dataminer Dados, Informações E Documentos LTDA. (“Datahub”)	February 24, 2021	100%	Tupã, SP, Brazil	Data intelligence platform applying analytics, machine learning and Know-Your-Customer methods for marketing, sales, risk and compliance.
5	OnClick Sistemas de Informação LTDA., together with Commit Consulting LTDA. and APIE.COMM Tecnologia LTDA. (“OnClick”)	April 22, 2021	100%	Marília, SP, Brazil	ERP platform for retail, e-commerce, industry, distribution, services and healthcare; business process customization; e-commerce integration.
6	Simplest Software LTDA. (“Mercos”)	June 30, 2021 (control assumed August 10, 2021)	57.91%¹	Joinville, SC, Brazil	B2B e-commerce and sales-force automation platform for manufacturers, distributors and independent sales representatives.
7	Munddi Soluções em Tecnologia Ltda. - ME (“Munddi”)	May 15, 2025	100%²	São Paulo, SP, Brazil	Online platform connecting brands with consumers, suppliers and retail chains; supports small retailer customer acquisition.

[1]	In November 2022, Nuvini S.A. amended the original Mercos agreement to eliminate contingent consideration in exchange for the return of 42.09% of Mercos shares to the sellers, subject to a call option retained by Nuvini S.A.

[2]	Munddi was acquired by Leadlovers, a Nuvini subsidiary, and is managed directly by Leadlovers.

Acquisitions Pending Closing

1.	Beyondsoft – On April 3, 2026, NVNI has entered into a share purchase agreement pursuant to which, subject to the terms and conditions set forth therein, NVNI has agreed to purchase 51% of the total and voting share capital of Beyondsoft. The closing of the acquisition remains subject to various closing conditions including, without limitation, consummation of the corporate restructuring of Beyondsoft, the entering into a shareholders agreement and the execution of a transition services agreement. Beyondsoft is a global IT consulting and technology services firm, with operations across 15 countries, including the United States, the United Kingdom and Latin America, and a diversified base of over 22,400 customers. The transaction represents our largest and most strategic acquisition to date, creating a combined technology platform.

2.	MK Solutions - On September 30, 2025, Nuvini S.A. entered into a binding term sheet to acquire MK Solutions Tecnologia S.A., a corporation existing under the laws of Brazil (“MK Solutions”), a leading ERP for internet providers in Brazil. The acquisition is intended to strengthen Nuvini’s portfolio of vertical SaaS businesses and expand its presence in the Brazilian market. The closing of the acquisition is subject to certain customary conditions and completion of legal and accounting due diligence. The combined entity will bring together Nuvini’s robust portfolio of seven B2B SaaS companies, serving over 22,400 customers in 15 countries, with Beyond Soft Corporation’s elite enterprise IT consulting practice, which serves 30+ major blue-chip clients. The transaction creates significant revenue synergy opportunities across multiple key growth engines:

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

Corporate Information

Nuvini’s principal executive office is P.O. Box 10008, Pavilion East, Cricket Square, Grand Cayman, Cayman Islands KY1-1001. Nuvini’s principal website address is www.nuvini.co. We do not incorporate the information contained on, or accessible through, the Registrant’s websites into this Annual Report, and you should not consider it a part of this document.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is www.sec.gov.

Capital Expenditures

Our capital expenditures consist of cash payments to acquire property and equipment and to capitalize software development costs, each reflected as investing activities in our consolidated statements of cash flows.

Year ended December 31	Total		Property and equipment		Acquisition of subsidiaries		Capitalized development
2025	R$	9.0 million	R$	1.1 million	R$	1.9 million	R$	6.0 million
2024	R$	16.0 million	R$	1.8 million		—	R$	14.2 million
2023	R$	12.2 million	R$	3.6 million		—	R$	8.6 million

For a discussion of how our capital expenditures have been financed, see “Item 5.B — Liquidity and Capital Resources.”

Recent Developments

The Nasdaq Deficiency Notices

On January 28, 2026, the Company received a letter from the Listing Qualifications Department of Nasdaq indicating that, based upon the Company’s market value of listed securities (“MVLS”) for the 30 consecutive business day period from December 12, 2025 through January 27, 2026, the Company did not maintain the minimum MVLS of US$35,000,000 required for continued listing on the Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(b)(2). The Company has been afforded a period of 180 calendar days, or until July 27, 2026 (the “MVLS Compliance Period”), to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(C). To regain compliance, the Company’s MVLS must meet or exceed US$35,000,000 for a minimum of ten consecutive business days during the MVLS Compliance Period. If the Company does not regain compliance by the end of the MVLS Compliance Period, it will receive written notification that its securities are subject to delisting, which the Company may appeal to a hearings panel. The Company intends to monitor its MVLS between now and July 27, 2026, and will consider available options if its ordinary shares do not trade at a level likely to regain compliance. There can be no assurance that the Company will regain or maintain compliance with the MVLS requirement or other Nasdaq Capital Market continued listing requirements. The letter has no immediate effect on the listing of the Company’s ordinary shares, which will continue to be listed and traded on Nasdaq under the symbol “NVNI”, subject to the Company’s compliance with other continued listing requirements.

Proposed Acquisition of Beyondsoft IT Consulting Business

On April 3, 2026, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with Beyondsoft International (Singapore) Pte. Ltd., a company incorporated under the laws of Singapore (the “Seller”), pursuant to which, subject to the terms and conditions set forth therein, the Company has agreed to purchase 51% of the total and voting share capital of a holding company to be established pursuant to the Restructuring (as defined below) (the “Holdco”) on a fully-diluted basis (the “Sold Shares”) from the Seller for an aggregate purchase price of $80,700,000, subject to adjustment as set forth in the Share Purchase Agreement (the “Final Purchase Price”).

The Share Purchase Agreement contains certain representations, warranties, covenants and indemnification provisions of Holdco and its subsidiaries, and the Company, respectively. The Closing (as defined below) of the proposed share purchase remains subject to various closing conditions including, without limitation, consummation of the Restructuring (as defined below), the entering into a Shareholders Agreement (as defined below), and the execution of a transition services agreement.

Restructuring

Prior to Closing, the Seller will undertake a restructuring (the “Restructuring”) pursuant to which certain entities and other assets owned directly or indirectly by Beyondsoft Corporation, a publicly traded Chinese company (“Beyondsoft”), will be transferred to the Holdco, a new holding company to be established pursuant to the Restructuring Plan. The companies and assets to be transferred to Holdco in connection with the Restructuring are primarily engaged in the IT consulting and services business in the U.S.A, United Kingdom, China and Latin America (the “Business”). Upon completion of the Restructuring, the Seller will own all of the issued and fully paid-up shares in the capital of the Holdco, and the Holdco will, directly or indirectly, hold all of the issued and fully paid-up shares of each of the target companies (collectively, the “Target Group”), which will thereafter carry on the Business.

Closing

The closing of the transactions contemplated by the Share Purchase Agreement (the “Closing”) is subject to the satisfaction or waiver of the conditions set forth therein, including the completion of the Restructuring. The Sold Shares will not transfer to the Company until Closing.

Purchase Price and Payment Terms

The Final Purchase Price shall be payable in two equal installments. The first installment in an amount equal to 50% of the Final Purchase Price is due on or prior to December 31, 2026 (the “First Payment Date”), together with accrued interest as discussed below. The remaining fifty percent (50%) of the Final Purchase Price shall be paid on or prior to December 31, 2029 (the “Final Payment Date”). The Final Purchase Price shall bear interest at a simple rate of eight percent (8%) per annum. Commencing March 31, 2027, the Company shall pay accrued interest on the unpaid portion of the Final Purchase Price on a quarterly basis through the Final Payment Date. The Company shall have the right to prepay any unpaid amount at its sole discretion.

Share Pledge

On or prior to Closing, the Company and the Seller will execute a share charge agreement (the “Share Charge Agreement”) pursuant to which the Company will pledge all of the Sold Shares to the Seller as security for the payment of the Final Purchase Price and all accrued interest thereon (the “Share Charge”). The Share Charge Agreement provides for the partial release of the Share Charge upon the Company’s payment of corresponding portions of the Final Purchase Price.

Shareholders Agreement

Prior to Closing, the Company and the Seller will negotiate and enter into a shareholders agreement (the “Shareholders Agreement”) with respect to the Holdco, pursuant to which the Seller will be entitled to appoint two of five board seats and will have approval rights in connection with certain corporate actions.

There can be no assurance that the proposed share purchase will be completed on the terms described herein or at all. The completion of the transaction is subject to a number of conditions, including, among others, the receipt of required shareholder, regulatory and other approvals and the satisfaction of other customary closing conditions.

In addition, the success of the transaction, if completed, will depend in part on the ability of the parties to realize the anticipated benefits of the transaction. There can be no assurance that the anticipated benefits will be realized in the expected timeframe or at all. The transaction may also involve risks related to the integration of the businesses, including the potential disruption of ongoing operations, diversion of management’s attention and the retention of key personnel.

Pierre Schurmann Investment Agreement

On December 4, 2025, the Company and its Founder and Chief Executive Officer Pierre Schurmann entered into a binding investment agreement to invest $6 million of personal capital in the Company through a direct private placement of equity securities, subject to closing conditions (the “Investment Agreement”). Pursuant to the Investment Agreement, Xurmann Investments Ltd, an investment vehicle wholly owned by Mr. Schurmann, will acquire 1,500,000 ordinary shares at $4.00 per share, along with five-year warrants to purchase 300,000 additional shares at an exercise price of $25.00 per share. As of December 31, 2025, this investment has not been made.

Mr. Schurmann is currently working to obtain the financing to conclude his investment. While the process has taken longer than initially anticipated, the parties continue to work diligently toward its completion. The Company will provide further updates in due course. There is no guarantee that Mr. Schurmann will be able to obtain the required financing nor that his investment will be completed.

The Convertible Notes

On August 12, 2025, the Company, entered into a securities purchase agreement (the “August 2025 Purchase Agreement”) with an institutional accredited investor (the “Purchaser”), pursuant to which the Company sold to the Purchaser an unsecured note in an aggregate principal amount of $4,200,000 for a subscription price of $3,500,000 (the “Existing Note”) due, subject to the terms therein, on the earlier of (i) November 10, 2025 and (ii) the date on which the closing of a Placement in which the Lead Investor is a participant occurs (as defined in the Existing Note). The Existing Note did not bear an interest rate and was a general unsecured obligation that ranked pari passu.

On December 11, 2025, the Company entered into a Securities Exchange Agreement (the “Securities Exchange Agreement”) with the holder (the “Holder”) of the Existing Note in the aggregate outstanding principal amount of $5,040,000. Pursuant to the Securities Exchange Agreement, the Company and the Holder agreed to exchange the Existing Note for a new Senior Secured Convertible Note, with an aggregate principal amount of $5,662,000 (the “Exchange Note”), convertible into ordinary shares, par value $0.00001 per share (the “Conversion Shares”).

On December 11, 2025, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the Purchaser, pursuant to which the Company sold to the Purchaser a senior secured note in an aggregate principal amount of $2,865,000 for a subscription price of $2,550,000 (the “Note”) due, on April 15, 2027. The Note does not bear an interest rate and is a secured obligation, secured by collateral pursuant to security documents, that ranks pari passu with all outstanding and future unsecured unsubordinated indebtedness issued by the Company.

On January 28, 2026, pursuant to Section 9(e) of the Note and the Exchange Note, the Company entered into an Omnibus Amendment (the “Amendment”) with the Required Holders (as defined in the August 2025 Purchase Agreement and the Securities Purchase Agreement). Pursuant to the Amendment, the parties agreed to amend the Note and the Exchange Note in order to (i) amend and restate the Monthly Redemption Date (as defined in the Note and the Exchange Note), to February 9, 2026, and then the first Business Day of each calendar month thereafter, and terminating upon the full redemption of the Note or Exchange Note, as applicable and (ii) include Schedule 1, Schedule 2 and Schedule 3 referred to in Section 7(a)(vii) of the Note and Section 7(a)(vii) of the Exchange Note.

On April 1, 2026, the Company entered into a Second Omnibus Amendment (the “Second Amendment”) with Amiens Technology Investments LLC, pursuant to which the parties agreed to amend certain provisions of (i) the Exchange Note and (ii) the Senior Secured Note in the aggregate original principal amount of $2,865,000 (the “December Note,” and together with the Exchange Note, the “Notes”), each previously issued by the Company to the Investor.

Pursuant to the Second Amendment, the parties agreed to: (i) defer the Monthly Redemption Date (as defined in each Note) under each Note to May 1, 2026; (ii) issue to the Investor an aggregate of 702,290 ordinary shares of the Company to be held in escrow as pre-delivery shares (the “Pre-Delivery Shares”), to be applied, on a share-for-share basis, against future ordinary share delivery obligations of the Company under the Notes; (iii) apply an additional cash payment of $100,000 to the outstanding value of the December Note; and (iv) cause the full repayment of, and release of all liens securing, certain non-convertible debentures previously issued by the Company on May 14, 2021, no later than May 15, 2026.

On November 1, 2024, Nuvini entered into a Convertible Promissory Note Purchase Agreement (the “Note Purchase Agreement”) with Heru Investment Holdings Ltd., an entity controlled by the Company’s Chief Executive Officer, and other investors (collectively, the “Investor”), for the purchase of convertible promissory notes (the “Convertible Notes”) in the principal amount of at least US$2,900,000 and up to US$5,000,000. The Convertible Notes shall mature within 12 months from the issuance date (the “Maturity Date”) and interest shall accrue at an annual rate of 5.00%, calculated on the basis of a 365-day year. Prior to the Maturity Date, the Investors shall have the option to convert the Convertible Notes into ordinary shares of the Company resulting from the division of the principal amount and accrued interest under the Convertible Notes by a conversion price of US$1.10 per ordinary share. As of December 31, 2025, the deal is considered unlikely to close.

The above description is a summary of the Note Purchase Agreement and the Convertible Notes filed as exhibits 10.1 and 10.2 to the Form 6-K filed on November 1, 2024, and incorporated herein by reference.

Private Placements

On January 15, 2024, Nuvini entered into individual subscription agreements with specific PIPE investors. These investors committed to subscribing for and purchasing a total of 135,882 shares at a conversion price of US$17.00, in exchange for an investment of US$2,310,000.

On November 1, 2024, Nuvini completed the issuance and sale in a private placement of a total of 76,695 ordinary shares of Nuvini for gross proceeds of approximately US$580,824 or US$7.50 per share (the “Per Share Purchase Price”) in accordance with the terms and conditions of subscription agreements (the “Subscription Agreements”) entered into with each of the investors in the private placement (the “Investors”).

On November 7, 2024, and November 17, 2024, Nuvini entered into distinct subscription agreements with specific PIPE investors. These investors agreed to subscribe to and purchase 121,371 ordinary shares, at a conversion price of US$7.573, in exchange for an investment of US$919,158.

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

Approval of Reverse Share Split

On October 3, 2025, the Board of Directors of the Company approved a 10-to-1 reverse share split of its ordinary shares, effective as of market open on October 6, 2025. Under the terms of the reverse split, every ten shares of Nuvini ordinary shares issued and outstanding were automatically combined into one share. The reverse split reduced the number of outstanding shares from 100,326,678 to approximately 10,032,710 shares. All shares and per-share data included in this filing are presented on a post-split basis.

On March 20, 2025, the shareholders of Nuvini approved by special resolution, that the Company shall effectuate a reverse share split of: (i) the authorized and issued and outstanding shares; and (ii) the authorized and unissued shares, in the capital of the Company, par value US$0.00001 per share, in a ratio of any whole number in the range of 2-to-1 up to 250-to-1 with such ratio to be determined in the discretion of the Board of Directors of the Company (the “Subdivision”), effective upon the Board of Directors determining the ratio and resolving to approve the Subdivision.

Business Overview

The Nuvini Group invests in established technology businesses and fosters an entrepreneurial operating environment in which each acquired business can become a leader in its market. We create value through long-term partnerships with the management teams of acquired companies and by accelerating growth through strengthened commercial execution, operational scale, shared infrastructure and disciplined capital allocation. Although our acquisition targets are generally profitable, we are an early-stage company with a history of operating losses. See “Item 3.D — Risk Factors — Risks Related to the Nuvini Group’s Business and Operations.”

Through December 31, 2025, our operations and revenue have been concentrated in Brazil, and our seven acquired businesses provide B2B SaaS products to small and mid-sized enterprise customers predominantly in Brazilian vertical markets. Upon closing of the Beyondsoft Acquisition, the geographic and operational profile of the Nuvini Group will expand materially. Post-Closing, the Nuvini Group will operate two complementary business lines: (i) B2B SaaS products offered by our existing Brazilian portfolio, and (ii) enterprise IT consulting and services offered by the Beyondsoft Business in multiple jurisdictions. Because the Beyondsoft Acquisition has not closed as of the date of this Annual Report, the description below identifies which elements are currently in place and which are conditional on Closing.

For the years ended December 31, 2025 and 2024, 100% of the Nuvini Group’s consolidated revenue was generated in Brazil.

Business Model

The Nuvini Group’s historical business model is organized around three phases: Acquire, Manage and Build.

Acquire. We identify and acquire profitable B2B SaaS businesses that meet our acquisition criteria (leadership in fragmented verticals; recurring revenue; low churn; positive cash generation; growth potential). We conduct diligence on historical financials, KPIs, legal and tax position, with support from external advisors, and structure consideration that typically includes deferred components tied to earnout or performance. Acquisitions are approved by our Investment Committee and reviewed by our board of directors for alignment with our strategy. We maintain an M&A pipeline of prospective targets at various stages of engagement.

Manage. Following acquisition, we manage each acquired business through:

●	Accelerate Efficiency and Growth. We provide centralized back-office support covering talent training and sourcing, accounting standardization and audit support, shared procurement, and cross-portfolio best-practice sharing.

●	Decentralized Operating Structure. Each acquired company retains its local brand, management team and operating systems. Management is expected to leverage its market knowledge to maximize growth, profitability and return on capital within its vertical. Financial results are consolidated and reviewed at the Nuvini Group level, and our corporate function provides expertise in capital allocation, finance, tax, compensation policy and recruitment.

Build. Once an acquired business achieves targeted financial performance, we focus on growth through:

●	Autonomy. Each acquired company is not required to migrate onto a single ERP; instead, we consolidate information by integrating each company’s legacy systems. This mitigates post-acquisition integration risk and enables us to attract founder-led businesses.

●	People. We deploy talent acquisition and retention strategies and structure post-earnout succession plans for founder transitions.

●	Finance. We implement accounting standardization and annual audits, and leverage shared back-office contracts.

●	Growth. We pursue tuck-in acquisitions that extend existing product lines and client portfolios.

Evolution of the Business Model for Strategic Acquisitions. The Beyondsoft Acquisition, if completed, will not be integrated into the Nuvini SaaS portfolio operating model described above. Instead, the Beyondsoft Business will operate as a majority-owned, separately-governed subsidiary under the Shareholders Agreement, with its own management team, brand, delivery footprint, customer relationships and P&L, while benefiting from strategic coordination with the Nuvini Group in areas including cross-selling, AI capabilities and capital allocation.

Capabilities of the Nuvini Group

Current SaaS portfolio (Brazil). Our acquired companies offer SaaS products across several vertical and horizontal domains. As of December 31, 2025, the acquired businesses with a material contribution to the Nuvini Group’s consolidated revenue are Effecti, Ipê Digital and Mercos.

Product family	Company	Description
Government procurement	Effecti	Platform for bidders to participate in Brazilian federal, state and municipal electronic procurement
Vertical ERP (eyeglass retail)	Ipê Digital	ssOtica ERP serving optical retailers
Cross-vertical ERP / retail & distribution	OnClick	ERP, e-commerce integration and business process customization for retail, e-commerce, industry, distribution, services and healthcare
Sales-force automation / B2B e-commerce	Mercos	Platform automating independent-representative and manufacturer sales
Marketing automation / lead management	Leadlovers (with Munddi)	Digital marketing automation, lead nurturing and retail sourcing
Data intelligence / KYC	Datahub	Data analytics, machine learning and Know-Your-Customer capabilities

Enterprise IT services capabilities (subject to Closing of the Beyondsoft Acquisition). Upon Closing, the Beyondsoft Business will add to the Nuvini Group’s capabilities the following service lines: Cloud Adoption and Transformation; Data and AI Modernization; Business Process Outsourcing; Digital Operations and Security; and Digital Engineering and Quality Assurance. These services are delivered primarily on a time-and-materials and, to a lesser extent, fixed-price basis, to enterprise customers, including Fortune 500 companies. The Beyondsoft Business maintains commercial relationships with enterprise technology partners, including Microsoft, Oracle, AWS, Salesforce, Snowflake, NVIDIA, ServiceNow, UiPath and Databricks. The Beyondsoft Business has approximately 1,464 employees across 13 countries, of which approximately 90% are project-billable personnel.

Artificial Intelligence Strategy

AI is a strategic priority of the Nuvini Group. In March 2026, we appointed Phoebe Wang, previously an Independent Director, as Chief Artificial Intelligence Officer. Ms. Wang leads our enterprise-wide AI strategy, investment and implementation across the SaaS portfolio, including the development and deployment of AI-enabled features within our existing products (including Datahub’s analytics, machine learning and KYC offerings) and, subject to Closing of the Beyondsoft Acquisition, the coordination of AI capabilities with the Beyondsoft Business’ Data and AI Modernization service line and enterprise AI consulting practice. Our internal AI function, which we refer to as the Nuvini AI Lab, is responsible for defining standards for responsible AI use, vendor and model selection, data governance and integration of AI capabilities into customer-facing products. The materiality of AI to our business, and specific risks associated with AI deployment, are discussed under “Item 3.D — Risk Factors — Risks Related to Technology, Artificial Intelligence, Intellectual Property and Cybersecurity.”

Seasonality

The Nuvini Group’s business is not significantly seasonal. Our SaaS portfolio has historically received a higher volume of new customer orders during the second half of each year, which we attribute to higher retail activity among our customers’ end markets. The Beyondsoft Business’ enterprise IT services revenue, if and when consolidated following Closing, follows a different pattern driven by customer project timing and annual contract renewal cycles.

Market Opportunity

Brazil and Latin America SaaS. The Latin American SaaS market reached approximately US$22.02 billion in 2025 and is projected to grow at a compound annual growth rate of approximately 14.20% between 2026 and 2034, according to a market study published by iMARC Group (2025 edition). We have not independently verified the accuracy or completeness of this third-party data, and investors should not place undue reliance on market estimates. Combined annual IT spend in Brazil and Latin America is estimated at approximately US$167 billion. We believe we are well-positioned to continue to consolidate the Brazilian vertical SaaS segment through tuck-in and platform acquisitions.

Global enterprise IT consulting and services. The global enterprise IT services market is large and growing, driven by enterprise investment in cloud adoption, data modernization and AI capabilities. Subject to Closing, the Beyondsoft Acquisition positions us to participate in this market through established customer relationships and delivery infrastructure. We have not independently verified the completeness or accuracy of third-party market data cited in this Annual Report and do not undertake to update such data. Market data is presented solely for reference purposes and is subject to significant uncertainty.

Growth Strategy

Following the Beyondsoft Acquisition, if completed, the Nuvini Group’s growth strategy will rest on five pillars:

●	Geographic Diversification. The Beyondsoft Business brings operations across multiple jurisdictions, including the United States, the United Kingdom, Brazil, Costa Rica and China. Upon Closing, our combined footprint is expected to extend to approximately fifteen countries. Our Brazilian SaaS portfolio remains our principal geographic base until and unless we expand internationally through acquisition or direct investment.

●	Revenue-Line Diversification. The Beyondsoft Business adds enterprise IT services revenue — sold on a time-and-materials and fixed-price basis — alongside our recurring B2B SaaS subscription revenue. The combination is designed to broaden our end-market exposure, customer segmentation and revenue profile.

●	Blue-Chip Customer Access. The Beyondsoft Business’ top five customers are Fortune 100 companies that have collectively represented approximately 80% of its revenue. The Beyondsoft Business’ customer base includes additional Fortune 500 enterprises. Certain customer contracts contain confidentiality provisions that restrict disclosure of customer identity; accordingly, individual customer names are not disclosed in this Annual Report. We believe our relationship with Microsoft, if the Master Services Agreement is assigned to the Target Group or replaced as contemplated in the SPA closing conditions, will be a material element of the Beyondsoft Business’ commercial profile. See “Item 3.D — Risk Factors.”

●	AI and Technology Synergies. We intend to combine the Nuvini AI Lab’s product-focused AI capabilities with the Beyondsoft Business’ Data and AI Modernization practice to offer integrated AI capabilities across customer segments.

●	Continued Consolidation in Brazilian B2B SaaS. We maintain an active M&A pipeline. As of December 2025, we had identified approximately 2,000 potential target companies, of which approximately 90 had undergone initial analysis and approximately 20 were in active engaged dialogue. Our near-term pipeline includes the pending MK Solutions acquisition, a leading ERP provider for Brazilian internet service providers. We pursue acquisitions where management teams, cultural fit, financial metrics (recurring revenue; positive cash generation; growth potential) and pricing align with our criteria.

Customers

The Nuvini Group’s existing SaaS customer base consists of approximately 22,648 customers as of December 31, 2025 (2024: 22,786), primarily small and mid-sized Brazilian enterprises. No single customer accounted for more than 10% of the Nuvini Group’s consolidated revenue for the year ended December 31, 2025. Customers typically contract directly with the relevant acquired company under subscription terms, in some cases bundled with complementary data analytics and support services.

Subject to Closing of the Beyondsoft Acquisition, the Beyondsoft Business’ customer base (approximately 30 enterprise customers, including Fortune 500 multinationals) will be added on a consolidated basis, substantially increasing the concentration of our consolidated revenue in a limited number of customers. See “Item 3.D — Risk Factors — Risks Related to the Proposed Beyondsoft Acquisition and Global Expansion — Customer concentration within the Target Group.”

Sales and Marketing Channels

We sell our SaaS products through direct sales and marketing teams maintained within each acquired company, comprising approximately 114 individuals across subsidiaries as of December 31, 2025. Each acquired company has dedicated sector-specific commercial capabilities. Historically, we have received a higher volume of orders during the second half of each year.

Subject to Closing of the Beyondsoft Acquisition, the Beyondsoft Business sells its enterprise IT services primarily through established customer relationships, master services agreements and framework agreements with Fortune 500 customers, supplemented by direct business development and channel partners.

Software Engineering and Research & Development

Our SaaS product development combines enhancement of existing software with the introduction of new capabilities, supported by committed long-term maintenance of client systems. Development is primarily conducted in-house using industry-standard tools; where strategic or cost considerations favor external sourcing, we license components from third-party vendors. Capitalized development expenditures are disclosed under “— Capital Expenditures” above. Following Closing of the Beyondsoft Acquisition, our development and engineering resources will be substantially expanded through the Beyondsoft Business’ delivery workforce of approximately 1,321 project-billable personnel.

Intellectual Property

The Nuvini Group relies on a combination of copyright (including software), trademarks, domain names, trade secrets, license agreements, confidentiality procedures, non-disclosure agreements with employees and third parties, and other contractual protections to protect our proprietary technology, software, know-how and brands. In Brazil, as of the date of this Annual Report, the Nuvini Group holds no registered patents, has no pending patent applications, holds 25 registered trademarks, has 15 pending trademark applications, and maintains 50 domain names registered with Registro.br and 183 domain names registered with foreign registries. We continually assess whether new developments merit patent protection. Subject to Closing of the Beyondsoft Acquisition, the Beyondsoft Business’ intellectual property (including service methodologies, code libraries, client deliverables as contractually agreed and trademarks) will be consolidated into our intellectual property estate.

Competition

SaaS consolidation. In our SaaS roll-up activity, we compete with other serial acquirers of vertical and horizontal software companies, including Constellation Software Inc., Vitec, Roper Technologies and Tyler Technologies. Although these competitors have completed significantly more acquisitions (reflecting longer tenures), we believe our focus on Brazil and Latin America provides a local competitive advantage that allows us to deliver targeted operational and strategic support to our acquired companies.

Enterprise IT services (subject to Closing). Upon Closing, the Beyondsoft Business will compete in the global enterprise IT consulting and services market. Principal competitors include Globant, Endava, EPAM Systems, Thoughtworks, Tata Consultancy Services, Infosys, Wipro, Accenture, IBM Consulting, Cognizant, Capgemini and regional IT services firms. Many of these competitors have greater financial and operational resources, broader geographic presence, deeper relationships with blue-chip customers and more mature delivery capability than the Beyondsoft Business.

Regulatory Overview

Data Protection and Privacy

Brazil — LGPD. The Brazilian General Data Protection Law (Lei Geral de Proteção de Dados Pessoais, or “LGPD”), which became fully enforceable in August 2021, regulates the processing of personal data in Brazil and applies to our SaaS operations. The LGPD imposes requirements regarding lawful bases for processing, data-subject rights, data-protection officer designation, international data transfers, security obligations and breach notification, and provides for administrative sanctions including warnings, daily fines of up to 2% of a company’s Brazilian revenue (capped at BRL 50 million per infraction), blocking or deletion of data, and suspension or prohibition of data processing. Enforcement is performed by the National Data Protection Authority (ANPD).

European Union — GDPR. To the extent we or any Nuvini Group subsidiary processes personal data of individuals in the European Union or the United Kingdom, the General Data Protection Regulation (GDPR) and the UK equivalent apply, with potential administrative penalties of up to the greater of €20 million or 4% of worldwide annual turnover, in addition to civil and reputational consequences. Subject to Closing of the Beyondsoft Acquisition, the Beyondsoft Business’ UK and other European-facing operations will materially increase our GDPR exposure.

United States. Our activities that touch personal data of U.S. individuals may be subject to state-level regimes, including the California Consumer Privacy Act (CCPA), as amended by the California Privacy Rights Act (CPRA), and analogous statutes in other states.

People’s Republic of China. Subject to Closing of the Beyondsoft Acquisition, our operations through Beyondsoft (Suzhou) Co., Ltd. will be subject to the Cybersecurity Law, the Data Security Law, and the Personal Information Protection Law (PIPL) of the People’s Republic of China, each of which imposes obligations regarding data localization, cross-border data transfers, sensitive personal information, and cybersecurity reviews. Certain transfers of data out of China may require regulatory assessment or approval. Enforcement mechanisms, penalties and the scope of regulated conduct are evolving.

Consumer Protection

Our Brazilian operations are subject to the Brazilian Consumer Protection Code (Código de Defesa do Consumidor, or “CDC”), which provides for civil liability, administrative fines and conduct adjustment obligations (Termos de Ajustamento de Conduta) for companies supplying products or services to Brazilian consumers. Enforcement is performed by state and municipal consumer protection agencies (PROCONs) and the National Secretariat for Consumers (SENACON). Violations may result in monetary penalties, mandatory refunds and reputational harm, and may be compounded by class-action consumer claims brought by the Brazilian Public Prosecutor.

Anti-corruption, Sanctions and Trade Compliance

We are subject to the Brazilian Clean Companies Act (Federal Law No. 12.846/2013), the U.S. Foreign Corrupt Practices Act (FCPA), the U.K. Bribery Act, and similar anti-bribery laws in other jurisdictions where we operate. Subject to Closing of the Beyondsoft Acquisition, our multi-jurisdictional footprint will expand our exposure to the full range of U.S. export controls, sanctions (administered by the U.S. Treasury Department’s Office of Foreign Assets Control and equivalent authorities) and trade-compliance laws, including obligations and restrictions specific to transactions, technology transfers and personnel movements involving China.

Cybersecurity

We maintain policies and procedures addressing the security of information technology systems across the Nuvini Group. We use commercially reasonable measures (including access controls, encryption, vulnerability monitoring, vendor risk management and incident response procedures) to safeguard customer data and operational systems. We have identified material weaknesses in our information technology general controls, as described under “Item 15 — Controls and Procedures.” Subject to Closing of the Beyondsoft Acquisition, the Beyondsoft Business’ cybersecurity environment — including its Digital Operations and Security service line — will be integrated into our consolidated cybersecurity governance. See “Item 16K — Cybersecurity” and “Item 3.D — Risk Factors — Risks Related to Technology, Artificial Intelligence, Intellectual Property and Cybersecurity.”

C. Organizational Structure

The Company is the parent entity of the Nuvini Group. The Company’s direct wholly-owned subsidiary is Nuvini Holdings (Cayman Islands), which holds 100% of the equity interests in Nuvini S.A. (Brazil). Nuvini S.A., in turn, holds controlling interests in the seven B2B SaaS operating companies described above under “A. History and Development of the Company — Completed Acquisitions.” Subject to Closing of the Beyondsoft Acquisition, the Company will also directly hold 51% of the total and voting share capital of Holdco, a Singapore company that will indirectly hold 100% of the equity interests in the Target Group operating subsidiaries in the United States, the United Kingdom, Brazil, Costa Rica and China. Following Closing, the Nuvini Group will account for the Beyondsoft Business as a consolidated majority-owned subsidiary, with the 49% non-controlling interest held by the Seller recognized on the face of the consolidated balance sheet and consolidated statement of profit or loss.

D. Property, Plants and Equipment

The Company and its Brazilian subsidiaries occupy office premises in São Paulo, Brazil (principal executive office of Nuvini S.A.) and in the cities where each acquired company is headquartered (Rio do Sul, Curitiba, Uberlândia, Tupã, Marília, Joinville, and São Paulo). We lease our principal properties. We believe our current facilities are adequate for our existing operations. Subject to Closing of the Beyondsoft Acquisition, the Nuvini Group will additionally occupy office premises in Bellevue, Washington (principal office of the Target Group), and additional offices across the United States, the United Kingdom, Brazil, Costa Rica and China.

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

	Year Ended December 31,
(in thousands of Brazilian reais except Recurring percentage)	2025	2024	2023
Average monthly Recurring Revenue(1)(2)	15,559	14,440	13,285
Recurrence percentage (average year)(3)(4)	98.6%	90.8%	87.7%
Actual Recurring Revenue	186,713	173,283	159,416

(1)	Monthly Recurring Revenue is defined as the predictable revenue earned on a month-to-month basis from the clients of the Nuvini Acquired Companies.

(2)	The revenue composition of a SaaS model company is composed of recurring and non-recurring revenues from setup and other one-time projects. The basis of calculating Recurring Revenue is the dollar value of subscriptions that are considered automatically renewed based on their respective existing subscription agreements with the Nuvini Acquired Companies.

(3)	Recurrence percentage is the percentage of total recurring revenue over total net operating revenue. The Nuvini Group considers all existing subscriptions as recurring revenue, except those specifically requested by certain clients to be canceled. Nuvini S.A. believes that a high Recurrence percentage shows that the Nuvini Group’s subscriptions are relevant and valuable to its clients, even during interruptions such as the COVID-19 pandemic. Nuvini S.A. believes that a high Recurrence percentage demonstrates the strength of its business model and the relevance of the Nuvini Group to its clients.

(4)	Recurring Revenue is generated from the client base. This base also consists of a number of recurring clients who continue to purchase the Nuvini Group’s subscriptions on a recurring monthly basis. As of December 31, 2025, 2024, and 2023, 96.4%, 97.1%, and 96.7% of clients, respectively, renewed their subscription to Nuvini Group’s services or products on a monthly basis.

ARPU: Nuvini S.A. utilizes Average Revenue Per User (“ARPU”) as a measure of its consolidated performance and as a metric for forecasting future revenue by multiplying projections of clients by the projected ARPU for a given period. For purposes of calculating ARPU, a “user” is defined as a client of the Nuvini Group.

ARPU is calculated by dividing total net operating revenue by the total number of clients.

	Year Ended December 31,
(in thousands of Brazilian reais,)	2025	2024	2023
Net Operating Revenue	196,738	193,282	168,985
Nuvini Group Clients	22,648	22,786	21,708
ARPU	8.7	8.5	7.8

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

In addition, other significant factors affecting Nuvini S.A.’s performance and results of its operations include:

●	Nuvini S.A.’s ability to attract new clients and its ability to retain existing clients, as well as to increase its net operating revenue from existing clients pursuant to the expansion of services provided to them;

●	Nuvini S.A.’s ability to expand and deepen the quality, range and diversity of its portfolio of service offerings while maintaining excellent quality standards;

●	Nuvini S.A.’s ability to maintain favorable pricing;

●	Nuvini S.A.’s ability to maintain and strengthen a strong brand and corporate reputation.

	Year Ended December 31,
	2025		2024		2023
Churn % (at period end)	(2.4)%		(2.9)%		(3.3)%
LTV / CAC	4	x	6	x	4	x

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

EBITDA: EBITDA is defined as net income or loss before the impact of financial income and expenses, net, taxes, depreciation and amortization. Nuvini S.A. uses EBITDA because it provides us with an operating metric that is closely tied to the operations of the business.

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

Adjusted EBITDA Margin: Adjusted EBITDA Margin is defined as Adjusted EBITDA over total net operating revenues. Nuvini S.A. uses Adjusted EBITDA Margin because it provides us with an operating metric that is closely tied to the operations of the business.

Neither EBITDA, Adjusted EBITDA, nor Adjusted EBITDA Margin should be considered as a measure of financial performance under IFRS Accounting Standards, and the items excluded from EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are significant components in understanding and assessing Nuvini S.A.’s financial performance. Accordingly, these metrics have limitations as an analytical tool. They should not be considered as an alternative to net income (loss) or any other performance measures derived in accordance with IFRS Accounting Standards. Nuvini S.A. calculates EBITDA as loss for the year before the impact of income tax, net, financial income and expenses, net and depreciation and amortization. Nuvini S.A. calculates Adjusted EBITDA by further adding back impairment of goodwill, stock-based compensation, listing expenses, IPO transaction expenses, and loss from fair value of warrants. Nuvini S.A.’s calculation of Adjusted EBITDA may be different from the calculation used by other companies, including competitors in the industry, and therefore, Nuvini S.A.’s measures may not be comparable to those of other companies. The following table presents the reconciliation of net loss to EBITDA and Adjusted EBITDA for the years ended December 31, 2025, 2024 and 2023:

	For the years ended December 31,		Year-Over-Year Change
(in thousands of Brazilian reais)	2025	2024	R$	%
Loss for the year	(106,899)	(78,209)	(28,680)	37%
Income tax, net	10,490	9,503	987	10%
Financial income and expense, net	54,690	85,184	(30,494)	(36)%
Depreciation and amortization	19,558	19,850	(292)	(1)%
EBITDA	(22,150)	36,328	(58,478)	(161)%
Impairment on goodwill	14,553	18,341	(3,788)	(21)%
Stock-based compensation	51	913	(862)	(94)%
SmartNX deconsolidation(1)	38,772	-	38,772	-
IPO transaction expenses(2)	6,074	-	6,074	-
Fair value of derivative warrants(3)	2,706	1,850	856	46%
Adjusted EBITDA	40,006	57,432	(17,426)	(30)%
Net loss Margin	(54.3)%	(40.5)%
Adjusted EBITDA Margin	20.3%	29.7%

	For the years ended December 31,		Year-Over-Year Change
(in thousands of Brazilian reais)	2024	2023	R$	%
Loss for the year	(78,209)	(247,862)	169,653	68%
Income tax, net	9,503	3,558	5,945	167%
Financial income and expense, net	85,184	55,110	30,074	55%
Depreciation and amortization	19,850	18,715	1,135	6%
EBITDA	36,328	(170,479)	206,807	121%
Impairment on goodwill	18,341	11,373	6,968	61%
Stock-based compensation	913	6,255	(5,342)	85%
Listing expenses	-	176,282	176,282	-
IPO transaction expenses	-	35,379	35,379	-
Fair value of derivative warrants(3)	1,850	(14,507)	16,357	113%
Adjusted EBITDA	57,432	44,303	13,129	30%
Net loss Margin	(40.5)%	(146.7)%
Adjusted EBITDA Margin	29.7%	26.2%

(1)	Relates to the derecognition of Smart NX assets and liabilities after the May 8, 2025 deconsolidation.

(2)	Consists of expense reimbursement requests received from the SPAC Sponsor in 2025, related to the IPO. These costs were not known or knowable in 2023 or 2024 and were subsequently determined as costs to be reimbursed by the Company.

(3)	Consists of gain/losses from fair value of warrants.

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

	Year Ended December 31,
	2025	2024	2023
Real growth (contraction) in GDP(1)	2.3%	3.4%	2.9%
Inflation (IGP-M)(2)	1.1%	6.5%	(3.2)%
Inflation (IPCA)	4.3%	4.8%	4.6%
Long-term interest rates—TJLP (average)(3)	6.95%	6.89%	7.05%
CDI interest rate (average)(4)	15.00%	12.25%	11.25%
Period-end exchange rate—reais per $1.00(4)	5.515	6.192	4.841
Average exchange rate—reais per $1.00(4)	5.589	5.392	4.994
Appreciation (depreciation) of the real against the US$ in the period(4)	12.8%	(27.9)%	7.2%

Sources:

1.	IBGE

2.	Getulio Vargas Foundation (Fundação Getulio Vargas)

3.	Banco Nacional de Desenvolvimento Econômico e Social

4.	Central Bank

Gross Domestic Product

Brazil is the largest economy in Latin America as measured by GDP. Trends in Brazil’s GDP tend to impact Nuvini Group’s results of operations mainly by generally affecting the overall purchasing power of its clients. Brazil’s GDP is also impacted to a large degree by the political environment.

According to data from the Central Bank, Brazil’s GDP grew by 2.9% in 2023, with significant contributions from Agriculture, Industry and Services. Agriculture saw record outputs in production, while Industry growth was led by mining and utilities, despite declines in manufacturing and construction. All Service sectors grew, particularly financial activities compared to prior period 2022.

In 2024, the GDP grew by 3.4%, primarily due to strong household spending and investment. Brazil saw a record low unemployment rate of 6.2%, resulting in higher disposable income among households. Additionally, an easing of monetary policy and lower interest rates allowed for increased investment in the overall economy.

In 2025, the GDP grew 2.3% primarily due to strong agriculture growth, as well as growth in the industry and service sectors. Further growth was restrained by a high SELIC rate and inflation.

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

The IPCA is considered the official inflation index of Brazil, and it measures the monthly variation in prices of goods and services consumed by households with income between 1 and 40 times the minimum wage. The index is calculated by the Brazilian Institute of Geography and Statistics (the “IBGE”) and is used by the Central Bank to set monetary policy. From 2018 to 2020 the IPCA average per annum was 4.36%, and as of December 31, 2025, 2024, and 2023, it was 4.26%, 4.83%, and 4.62%, respectively, on an accumulated basis.

The IGP-M, on the other hand, measures the monthly inflation of the overall Brazilian economy, including both wholesale and consumer prices. It is calculated by the Getulio Vargas Foundation (FGV) and is widely used in contracts and agreements as a reference for price adjustments, such as rents tariffs and public utility fees. From 2018 to 2020 the IGP-M average per annum was 14.03%, and as of December 31, 2025, 2024, and 2023, it was (1.05)%, 6.54%, and (3.18)%, respectively, on an accumulated basis. The IGP-M is a highly volatile index and can be influenced by factors such as exchange rate fluctuations, commodity prices, and supply chain disruptions, therefore, its annual average can vary significantly from year to year.

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

Growth through Acquisitions

Nuvini S.A.’s business model is focused on acquiring profitable B2B SaaS businesses and selects target companies that are leaders in discrete markets and generate a recurring, solid client base with low client turnover. Based on the historical performance of the Nuvini Group, its clients have been consistently renewing their respective subscriptions on a monthly basis. The Nuvini Acquired Companies have been operating for more than 10 years on average and have a record of consistent monthly renewals even during the COVID-19 pandemic, which was a major disruption for most businesses. As of December 31, 2025, 2024, and 2023, 96.4%, 97.1% and 96.7%, respectively, of clients renewed their subscriptions to Nuvini Group services or products every month.

Nuvini S.A. prides itself on a quick and efficient capital allocation process, combined with a diligent and repeatable M&A process.

Nuvini S.A. has made the following acquisitions:

●	Effecti—On October 30, 2020, Nuvini acquired 100% of the equity interest of Effecti. Effecti sells access to the “My Effecti” platform, a tool used by companies that wish to participate in bids. Within the platform, bidders can find, register, dispute and monitor the notices issued by the Brazilian federal, state and municipal government through electronic trading sessions.

●	Leadlovers—On February 5, 2021, Nuvini acquired 100% of the equity interest of Leadlovers, a company based in Curitiba, Paraná that delivers an All-in-One Digital Marketing Platform. Leadlovers offers a 100% online platform to optimize the digital marketing strategy of companies and assist entrepreneurs in growing interest sales by allowing them to streamline and automate repetitive marketing processes.

●	Ipe—On February 19, 2021, Nuvini acquired 100% of the equity interest in Ipe, a company based in Uberlândia, Minais Gerais, which serves as the largest ERP service provider for eyeglass shops. Ipe offers store owners an ERP system subscription that aims to help manage stores, meet tax obligations and optimize sales.

●	Datahub—On February 24, 2021, Nuvini acquired 100% of the equity interest in Datahub, a company based in Tupã, São Paulo that offers an innovative data intelligence platform, uniting cutting-edge technology and new data sources. Datahub utilizes sophisticated and efficient data analytics, machine learning, and client knowledge to drive efficiencies in marketing, sales, risk, and compliance actions, while prioritizing responsible data management to protect its clients’ businesses.

●	OnClick—On April 22, 2021, Nuvini acquired 100% of the equity interest in OnClick, a company based in Marília, State of São Paulo. OnClick includes Onclick Sistemas de Informacao LTDA and its two subsidiaries, APIE.COMM Tecnologia LTDA, and Commit Consulting LTDA. Together, OnClick and its subsidiaries offer the following services to the market:

○	A management ERP for retail, e-commerce, industry, distribution and services;

○	Business management in technology offering IT solutions and business processes solutions tailored to its clients; and

○	Complete integration solution to support various technologies involved in e-commerce operations.

●	Mercos—On June 30, 2021, Nuvini acquired 100% of the equity interest in Mercos, a software company that organizes and automates the activities of independent sales representatives and sales orders from manufacturers and distributors. Mercos is focused on providing e- commerce and sales solutions for B2B entities. On November 11, 2022, the Company amended the agreement with the sellers of Mercos to eliminate the contingent consideration payment in exchange for the return of 42.09% of the Mercos shares to the sellers and retaining a call option on those shares.

●	Munddi —On May 15, 2025, Nuvini S.A. announced that it has completed its previously announced acquisition of Munddi Soluções em Tecnologia Ltda. - ME (“Munddi”), an online platform that connects brands with consumers, suppliers, and retail chains based in São Paulo, Brazil. Founded in 2015, Munddi helps small retailers acquire new customers by providing strategic insights and facilitating online product sourcing from regional suppliers. The platform empowers both manufacturers and retailers with data-driven business opportunities, streamlining the connection between buyers and sellers in the retail supply chain. Munddi was purchased by Leadlovers, one of Nuvini S.A.’s subsidiaries and is managed directly by this subsidiary as of May 15, 2025.

On January 25, 2023, as amended on February 23, 2023, June 8, 2023, and August 1, 2023, Nuvini S.A. entered into a business combination agreement by and among Smart NX and Nuvini S.A., which was unanimously approved by Nuvini S.A.’s Board of Directors. Smart NX develops technology and management solutions that help transform business and aligns with Nuvini S.A.’s current market strategy. Smart NX operates in Brazil. The transaction will consist of a payment in shares and cash of Nuvini S.A. for 55% of Smart NX with a call option to purchase the remaining 45% of the total capital stock of Smart NX to be paid in three installments on January 25, 2024, January 25, 2025, and January 25, 2026, for a variable consideration based on multiples of future Smart NX EBITDA. The guidance presented in Regulation S-X 3-05 requires a pro forma significance test to be completed based on the details of the probable acquisition. The significance test performed for the Smart NX acquisition was deemed to be not significant and the need for full audited financials or inclusion within any pro forma information will not be needed. On May 8, 2025, the Company and Smart NX mutually agreed to terminate the acquisition agreement under which the Company held a controlling interest, retaining no investment in Smart NX. As a result, the Company lost control over Smart NX and deconsolidated the subsidiary effective as of that date.

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

As of December 31, 2023, Smart NX Ltda qualified as a small business with non-significant annual revenue and was qualified for the Simples Nacional tax. Under this regime, the company was subject to a tax rate of 11.5% applied to its monthly revenue. All other Company subsidiaries record taxable income under the Lucro Real (“Actual profits”) taxation regime. Use of the Lucro Real method is required for Companies with gross revenue exceeding R$78 million in the prior taxable year but is electable. This method is electable by Companies who do not meet the gross revenue target. As of December 31, 2025, the tax methodologies remain unchanged.

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

Results of Operations

For further discussion regarding our results of operations for the year ended December 31, 2024, as compared to the year ended December 31, 2023, refer to Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024.

The following table displays a summary of Nuvini’s results of operations for the years ended December 31, 2025, 2024 and 2023:

	For the year ended December 31,
(in thousands of Brazilian reais)	2025	2024	2023
Net operating revenue	196,738	193,282	168,985
Cost of services provided	(68,917)	(70,754)	(66,138)
Gross profit	127,821	122,528	102,847
Sales and marketing expenses	(30,655)	(28,084)	(28,827)
General and administrative expenses	(82,818)	(57,732)	(93,156)
Impairment of goodwill	(14,553)	(18,341)	(11,373)
Other operating (expenses) income, net	(41,504)	(1,893)	17,597
Listing expense	-	-	(176,282)
Operating (loss) profit	(41,709)	16,478	(189,194)
Financial income and expenses, net	(54,690)	(85,184)	(55,110)
Loss before income tax	(96,399)	(68,706)	(244,304)
Income tax, net	(10,490)	(9,503)	(3,558)
Loss for the year	(106,889)	(78,209)	(247,862)
Net loss attributed to:
Owners of the Company	(112,922)	(86,173)	(254,711)
Non-controlling interests	6,033	7,964	6,849
Loss per share
Basic and diluted loss per share(i)	(11.34)	(25.83)	(107.34)
Other comprehensive loss:
Foreign currency translation adjustment	(6,214)	(2,968)	-
Total other comprehensive loss	(6,214)	(2,968)	-
Comprehensive loss	(113,103)	(81,177)	(247,862)

(i)	Share data have been revised to give effect due to the recapitalization of Nvni Group Limited as explained in Note 17. Equity and divestitures, to the audited consolidated financial statements.

Comparison of Years Ended December 31, 2025, and 2024

Net operating revenue

Total net operating revenue for the year ended December 31, 2025, was R$196.7 million, an increase of R$3.4 million, or 1.8%, compared to R$193.3 million for the year ended December 31, 2024.

The following table displays the breakdown of Nuvini’s revenues for the year ended December 31, 2025 and 2024 according to revenue type:

	Year Ended December 31,
	2025	2024	Year over year change
(in millions of Brazilian reais)	R$	R$	R$	%
Revenue from platform subscription services	179.3	175.1	4.2	2%
Revenue from data analytics service	12.8	9.6	3.2	33%
Revenue from set-up and service	3.5	7.3	(3.8)	(52)%
Other revenue	1.1	1.3	(0.2)	(15)%
Total net operating revenue	196.7	193.3	3.4	2%

SaaS platform subscription services

SaaS platform subscription services of the Nuvini Acquired Companies amounted to R$179.3 million for the year ended December 31, 2025, compared to R$175.1 million for the year ended December 31, 2024, which represents an increase of R$4.2 million, or 2%. The increase is primarily driven by the growth in SaaS platform revenue from Effecti, Ipe, and Mercos, as the Company expanded its overall client base. In addition, Onclick changed its sales and operational strategy, resulting in a decrease in setup and service revenue and an increase in SaaS platform revenue.

Data analytics service

Data analytics service of the Nuvini Acquired Companies amounted to R$12.8 million for the year ended December 31, 2025, compared to R$9.6 million for the year ended December 31, 2024, which represents a increase of R$3.2 million, or 33%. The increase is primarily due to the acquisition of new clients in 2025 and higher consumption of data by existing clients compared to 2024, which consequently resulted in increased revenue.

Set-up and service

Set-up and service of the Nuvini Acquired Companies amounted to R$3.5 million for the year ended December 31, 2025, compared to R$7.3 million for the year ended December 31, 2024, which represents a decrease of R$3.8 million, or 52%. The decrease is primarily due to the deconsolidation of Smartnx, which represented 68% of setup and service revenue in the prior year.

Other revenue

Other revenue of the Nuvini Acquired Companies amounted to R$1.1 million for the year ended December 31, 2025, compared to R$1.3 million for the year ended December 31, 2024, which represents an decrease of R$0.2 million, or 15%. The decrease is primarily due to the decreased demand for services offered by Mercos and Effecti, such as trainings, seminars, courses, and Mercos Pay.

Costs and Expenses

The following table displays the breakdown of Nuvini’s expenses by category and the change from the year ended December 31, 2025 to the year ended December 31, 2024:

	Year Ended December 31,		Year-Over-Year Change
(in millions of Brazilian reais)	2025	2024	$	%
Cost of services provided	(68.9)	(70.8)	1.9	(3)%
Sales and marketing expenses	(30.7)	(28.1)	(2.6)	9%
General and administrative expenses	(82.8)	(57.7)	(25.1)	44%
Impairment of goodwill	(14.6)	(18.3)	3.7	(20)%
Other operating (expenses) income, net	(41.5)	(1.9)	(39.6)	2,084%
Total	(238.5)	(176.8)	(61.7)	35%

Costs of services provided

Cost of services provided amounted to R$68.9 million for the year ended December 31, 2025, compared to R$70.8 million for the year ended December 31, 2024, which represents an decrease of R$1.9 million, or 3%. The decrease in the cost of services provided is attributable to a combination of savings in labor costs of R$4.7 million, partially offset by an increase in software licensing costs of R$2.2 million and higher service-related expenses.

Sales and marketing

Sales and marketing expenses amounted to R$30.7 million for the year ended December 31, 2025, compared to R$28.1 million for the year ended December 31, 2024, which represents a increase of R$2.6 million, or 9%. The increase is primarily driven by severance expenses related to layoffs in certain underperforming subsidiaries as part of a restructuring process, as well as higher commissions and bonuses in profitable subsidiaries.

General and administrative

General and administrative amounted to R$82.8 million for the year ended December 31, 2025, compared to R$57.7 million for the year ended December 31, 2024, which represents a increase of R$25.1 million, or 44%. The increase in expenses is primarily attributable to the translation of expenses denominated in U.S. dollars—such as directors’ compensation, audit fees, legal fees, and consulting services—incurred by Nvni Group Limited into Brazilian reais. The average exchange rate used for the translation of income statement items under IFRS was 5.3920 in 2024 and 5.5855 in 2025.

In accordance with IAS 21 – The Effects of Changes in Foreign Exchange Rates, income and expense items are translated at the exchange rates at the dates of the transactions, or at average rates for the period when such rates are a reasonable approximation.

Impairment of goodwill

Impairment of goodwill amounted to R$14.6 million for the year ended December 31, 2025, compared to R$18.3 million for the year ended December 31, 2024, which represents an decrease of R$3.7 million, or 20%. The decrease is primarily due to R$16.9 million of impairment recorded related to Datahub in 2024 (refer to “Note 11-Intangible assets, net” within the financial statements for further information).

Other operating (expenses) INCOME, net

Other operating (expenses) income amounted to R$(41.5) million for the year ended December 31, 2025, compared to other operating expenses of R$(1.9) million for the year ended December 31, 2024, which represents an increase in expenses of R$39.6 million, or 2,084%. The increase is primarily attributable to the derecognition of Smartnx’s assets and liabilities, which resulted in an expense of R$38.7 million, comprising Smartnx’s net assets of R$11.0 million and goodwill and identifiable intangible assets arising from the business combination of R$27.0 million.

The fair value remeasurement of the warrants as of December 31, 2024, resulted in a significant gain due to the drop in the Company’s share price from when the warrant liability was recorded in October 2023 from $0.17 to $0.04 at the end of the period. Compared to 2024 where the Company’s share price saw an increase from $0.04 to $0.07, increasing the warrant liability.

Financial income and expenses, net and Income taxes, net

The following table displays the breakdown of Nuvini’s financial income and expenses, net and income taxes, net by category and the change from the year ended December 31, 2025 to the year ended December 31, 2024:

	Year Ended December 31,		Year-Over-Year Change
(in millions of Brazilian reais)	2025	2024	R$	%
Financial income and expenses, net	(54.7)	(85.2)	30.5	(36)%
Income tax, net	(12.2)	(9.5)	(2.7)	28%

Financial income and expenses amounted to R$54.7 million for the year ended December 31, 2025, compared to R$85.2 million for the year ended December 31, 2024, which represents an decrease of R$30.5 million, or 36%. The decrease is mainly due to a reduction in interest expenses related to debentures and earn-out obligations of R$ 13.0 million, since the principal amount of these liabilities is being paid. Additionally, there was a reduction of R$16 million in foreign exchange expenses related to intercompany loans, impacted by the US dollar exchange rate.

Income tax, net

 Income tax amounted to R$10.5 million for the year ended December 31, 2025, compared to R$9.5 million for the year ended December 31, 2024, which represents an increase of R$1.0 million, or 11%. The increase is primarily attributable to the lower utilization of tax benefits related to R&D, which amounted to R$6.0 million in the prior year and R$2.5 million in 2025, while profit before tax from subsidiaries and non-deductible expenses remained relatively steady.

Non-controlling interests

Non-controlling interests amounted to R$6.0 million for the year ended December 31, 2025, and R$8.0 million for the year ended December 31, 2024. This balance is associated with Mercos and Smart NX. Prior to November 16, 2022, Nuvini S.A. reflected a 100% ownership interest in Mercos. However, as outlined in “Note 5-Deferred and Contingent Considerations on Acquisitions” to the consolidated financial statements, Nuvini S.A.’s equity interest in Mercos was reduced from 100% to 57.91% (42.09% being non-controlling interest), re-selling 42.09% of Nuvini S.A.’s capital in Mercos to previous owners for R$1.00, thereby extinguishing the debt associated with the deferred and contingent consideration.

On January 25, 2023, as amended on February 23, 2023, and June 8, 2023, the Group entered into a business combination agreement with Smart NX. The Company acquired shares representing 55% of the total capital stock of Smart NX in an equity swap, in which Smart NX received shares of Nuvini. On May 8, 2025, the Company and Smart NX mutually agreed to terminate the acquisition agreement under which the Company held a controlling interest, retaining no investment in Smart NX. As a result, the Company lost control over Smart NX and deconsolidated the subsidiary effective as of that date. Refer to “Note 5- Deferred and Contingent Considerations on Acquisitions” to the consolidated financial statements for additional information.

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

For the years ended December 31, 2025, 2024, and 2023, the Company incurred a net loss of R$106.9 million R$78.2 million, and R$247.9 million, respectively, and on December 31, 2025 and 2024, the Company had a working capital deficit of R$348.5 million and R$348.3 million, respectively and shareholders’ deficit of R$154.8 million and R$111.6 million, respectively. Management believes it will continue to incur operating and net losses at least for the medium term.

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

The Company had current debt obligations outstanding of R$8.6 million and R$44.3 million as of December 31, 2025 and 2024, respectively, which included the entire balance of amounts owed under the debentures issued in 2021 and due in 2026. As of December 31, 2025, the Company was compliant with the debt service coverage index covenant, as the calculated index was 5.1x which is more than the 4.0x targeted threshold.

On December 31, 2025 and 2024, the Company had cash and cash equivalents, including short-term investments, of R$13.5 million and R$18.0 million, respectively.

 As explained above, net loss was significantly higher in the years ended December 31, 2025 and 2023, with 2025 seeing an increase in net loss due to the deconsolidation of Smart NX and 2023 seeing an increase in net loss due to onetime IPO Listing Expenses. For those same reasons, Adjusted EBITDA for the year ended December 31, 2025 and 2023 was significantly lower with R$40.0 million, R$57.4 million, and R$44.3 million for the years ended December 31, 2025, 2024, and 2023, respectively.

In addition to the above factors, the Company’s debt obligations have also improved. In January 2025, the Company raised US$14.875 million gross before expenses and taxes, which combined with the visible operational improvement highlighted above, we believe this leaves the Company in a more comfortable cash position relative to its obligations. With the capital raise, the Company has already guaranteed its obligations for the next 12 months as it has entered into an extension agreement for the deferred and contingent obligations.

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

The Company was in compliance with all covenants as of December 31, 2025.

Additionally,the Company has and continues to take additional steps to preserve liquidity and manage cash flows by amending the terms of amounts payable or contingently payable under the purchase and sale agreements with sellers for all of its acquisitions. These amendments have included extension and/or further deferral of payment installments, as well as modification of the terms to contemplate a portion of the amounts due to be payable in shares of Nvni Group Limited, as applicable (see also note 5). Nuvini S.A. cannot extend or revise the terms of the deferred and contingent consideration, Nuvini S.A. would raise debt to satisfy any deferred and contingent consideration obligations.

On January 2, 2025, the Company entered into a private placement transaction (the “Private Placement”), pursuant to a Securities Purchase Agreement with certain institutional investors for aggregate gross proceeds of US$12.0 million, before deducting fees to the placement agent and other expenses payable by the Company in connection with the Private Placement. These investors agreed to subscribe to and purchase 368,098 shares, at a conversion price of US$32.60 per share. As of December 31, 2025, this investment has not been made.

On January 7, 2025, the Company entered into a private placement transaction (the “Private Placement”), pursuant to a Warrant Agreement with certain institutional investors for aggregate proceeds of US$2.875 million, before expenses payable by the Company in connection with the Private Placement. This investor agreed to subscribe to and purchase 114,433 shares, at a conversion average price of US$25.10 per share. As of December 31, 2025, this investment has not been made.

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

Cash Flows

The following table provides a summary of cash flows from operating, investing and financing activities for the periods presented (in thousands of Brazilian reais):

	Year ended December 31,
(in thousands of Brazilian reais)	2025	2024	2023
Net cash from operating activities	8,046	38,581	2,809
Net cash used in investment activities	(8,881)	(16,060)	(12,218)
Net cash (used in) from financing activities	2,467	(15,884)	12,792
Exchange rate changes on cash and cash equivalents	(6,216)	-	-
Net increase (decrease) in cash and cash equivalents	(4,584)	6,637	3,383

Operating activities

Cash provided by operating activities for the year ended December 31, 2025, was R$8.0 million compared to cash provided by operating activities of R$38.6 million during the year ended December 31, 2024. The decrease in cash provided by operating activities was due to an the Company’s net loss, an increase in the adjustment for provision for risks, partially offset by a write-off due to disposal R$35.9, a decrease in impairment of goodwill and deferred and contingent consideration adjustments. The remaining difference is due to timing other asset and liability accounts.

Cash provided by operating activities for the year ended December 31, 2024, was R$38.6 million compared to cash provided by operating activities of R$2.8 million during the year ended December 31, 2023. The increase in cash provided by operating activities was due to an increase in the deferred and contingent consideration adjustment to R$53.1 million attributable to increased interest and penalties and timing of payments, increase in the fair value of derivative warrant liabilities to R$3.2 million due to an increase in share price, and an increase in goodwill impairment to R$18.3 million. The remaining difference is due to timing other asset and liability accounts.

Investing activities

Cash used in investing activities for the year ended December 31, 2025, was R$8.9 million compared to cash used in investing activities of R$16.1 million during the year ended December 31, 2024. The decrease is primarily attributable to lower investment in R&D of R$6.0 million in 2025 in comparison to 2024 R$14 million, due to restructuring in certain subsidiaries, partially offset by an increase of R$1.8 million related to the acquisition of Munddi’s operations by Leadlovers.

Cash used in investing activities for the year ended December 31, 2024, was R$16.1 million compared to cash used in investing activities of R$12.2 million during the year ended December 31, 2023. This increase in used in investment activities was due to project development on intangible assets in the Company’s Mercos subsidiary.

Financing activities

Cash provided by financing activities for the year ended December 31, 2025, was R$2.5 million compared to cash used in financing activities of R$15.9 million during the year ended December 31, 2024. This increase in cash from financing activities was due to capital increases of R$85.8 million and proceeds from loans of R$27.1, partially offset by contingent consideration of R$45.5 million, payments for principal loans of R$38.9 million, distributions paid to non-controlling interest of R$18.8 and interest paid of R$6.0 million.

Cash used in financing activities for the year ended December 31, 2024, was R$15.9 million compared to cash provided by financing activities of R$12.8 million during the year ended December 31, 2023. This decrease in cash from financing activities was due to payments of principal loans of R$17.9 million, payments of debentures of $5.0 million, and payments of deferred and contingent consideration of R$8.0 million, partially offset by proceeds from investors and related parties of R$5.8 million, and a decrease in interest payments compared to the prior year.

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

Nuvini calculates Adjusted Free Cash Flow as cash flow from operating activities, less capital expenditures, including business acquisitions. Nuvini S. A’s. Adjusted Free Cash Flow for the years ended December 31, 2025, 2024 and 2023, were R$(0.8) million, R$22.5 million, and R$(9.4) million, respectively.

	For the year ended December 31,
(in thousands of Brazilian reais)	2025	2024	2023
Net cash provided by operating activities	8,046	38,581	2,809
Net cash used in investment activities	(8,881)	(16,060)	(12,218)
Adjusted Free Cash Flow	(835)	22,521	(9,409)

Working Capital

Nuvini S.A.’s working capital deficit as of December 31, 2025, was R$348.5 million, compared to a deficit of R$348.3 million as of December 31, 2024. The deficit remained relatively flat during the year.

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

Capital expenditures as of December 31, 2025, was R$8.9 million, compared to R$16.1 million as of December 31, 2024. The decrease was due a decrease in additions by internal development.

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

			Years ended December 31,
	Interest Rate	Maturity	2025	2024
			(in thousands of Brazilian reais)
Loans:
Itau Bank	1.00% per month	2026	47	-
Itau Bank	1.83% per month	2027	50	-
Bradesco Bank	29.84% per annum	2026	14	178
Santander Bank	23.14% per annum	2025	-	2,206
Bradesco Bank	20.98% per annum	2027	361	503
Bossa Nova	CDI – 14.90%	2026	286	-
Total			758	2,887
Current			569	2,512
Non-current			189	375

Per the terms of the bank loan agreements, the institution may consider the loan to be due early in the case of certain events such as corporate reorganization or change of control. As of the date of these financial statements, there have been no calls for early maturity of the loans.

Loans from investors

In 2024, the Company entered into three loan agreements totaling R$4.8 million, which are subject to Selic interest plus 8%-10% per year, and a 2% penalty on the value of the agreement if the loan payments become overdue. In 2025, the Company entered into two loan agreements totaling R$4.8 million, which are subject to Selic interest plus 13.48%. No payments have been issued on loans from investors as of December 31, 2025. The following is a summary of investor loan activity for the years ended December 31, 2025 and 2024:

(in thousands of Brazilian reais)
As of January, 2024	13,901
Additions	4,750
Interest accrual	3,382
As of December 31, 2024	22,033
Additions	27,214
Amortization	(4,036)
Interest accrual	7,497
As of December 31, 2025	52,708

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

The debentures were initially recognized at fair value, net of R$2.3 million of transaction costs, and are recorded at amortized cost.

The following is a summary of activity related to the Debentures for the years ended December 31, 2025 and 2024:

(in thousands of Brazilian reais)
As of January 31, 2024	51,197
Interest incurred	8,816
Principal payments	(11,312)
Interest payments	(7,961)
As of December 31, 2024	40,740
Interest incurred	4,809
Principal payments	(31,911)
Interest payments	(5,646)
As of December 31, 2025	7,992

Collateral and Guarantees

As of December 31, 2025, all the shares representing the share capital of the subsidiaries Effecti, Leadlovers and Onclick have been pledged as collateral for the debentures.

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

Covenants

The Debentures have covenants normally applicable to these types of operations related to the meeting of economic-financial indices on an annual basis, including (a) Gross Debt Indicator /Pro Forma EBITDA Ratio less than or equal to 4.0x; (b) Pro Forma EBITDA Margin in relation to net operating revenue greater than or equal to 20%; and (c) Debt Service Coverage Index greater than or equal to 4.0x, as defined in the related agreement. A failure to meet any of the covenants automatically results in early maturity of the Debentures.

On March 30, 2022, the debenture holders granted the Company’s request for a waiver of the covenant violations. As part of the waiver, the covenants for 2022 were amended as follows: (i) gross debt indicator / pro forma EBITDA to 7.2x; (ii) pro forma EBITDA margin in relation to net operating revenue to 7.1%; and (iii) the debt service coverage index of 4.0x was maintained. The Company did not meet all of the amended 2022 covenants and, on February 9, 2023, debenture holders approved the Company’s separate request for an additional waiver for the 2022 covenant violations. On May 8, 2023, the debenture holders granted the Company’s request to extend the scheduled amortization date of the debentures to August 14, 2023. Principal payments totaling R$7.4 million were made on the debentures in 2023. The payment balances were issued on October 2, 2023, October 13, 2023, and December 28, 2023, in the amount of R$2.5 million, R$2.5 million and R$2.4 million respectively.

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

As of December 31, 2025, the Company was in compliance with the debt service coverage index covenant, as the calculated index was 5.1x which is more than the 4.0x targeted threshold.

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

As of December 31, 2025 and 2024 , the fair value of the Exposure Premium was R$2.9 million and R$2.9 million, respectively, and the fair value adjustment is recorded in the provision for debentures as a current liability with the change in fair value of the derivative recorded in profit or loss.

Off-Balance Sheet Arrangements

Nuvini S.A. did not have any off-balance sheet financing arrangements as of December 31, 2025.

Contractual Obligations and Commitments

Deferred and Contingent Consideration:

The terms of the applicable deferred and contingent consideration as of the dates of the respective acquisitions were as follows:

●	Effecti, Leadlovers and Ipe: the sellers will receive a cash payment in annual installments over a 3-year period from the date of acquisition, calculated as a multiple of 4 times the last 12-months revenue earned by the acquiree. The maximum payment for the contingent consideration is not capped.

●	OnClick: the sellers receive fixed cash payments over a 3-year period from the date of the acquisition, defined as 25% of the acquisition price for the first year and 12.5% of the acquisition price for each of the last two years, per the sale and purchase agreement.

●	Datahub: the sellers receive a cash payment in annual installments over a 3-year period from the date of acquisition. The value of the cash payment is calculated based on defined multiples of revenue growth and EBITDA earned by the acquiree, as defined in the sale and purchase agreement. The maximum payment for the contingent consideration is not capped.

●	Munddi: the sellers received 20% of the total consideration as an upfront cash payment. The remaining 80% of the consideration is recognized as deferred consideration and will be settled in 10 installments, accruing interest based on the CDI rate.

To preserve liquidity and manage cash flows, Nuvini S.A. renegotiated the terms of amounts payable or contingently payable under the purchase and sale agreements with sellers for certain acquisitions.

On October 8, 2023, the Company made a payment of R$22,000 to the founding partners of Mercos, as part of the purchase agreement for the remaining Mercos shares estimated at R$66,000. The partial payment would result in an increase in equity ownership of approximately 8%. However, as full payment of the estimated shares was not received, the Company has entered into negotiations with Mercos to discuss settlement options. The partial payment has been recorded as an advanced payment in assets. As of December 31, 2025, the Company has not reached a negotiated settlement or treatment of the advanced payment.

Related Party Transactions

The Nuvini Group previously entered into loan agreements with certain shareholders, executive and directors. The amounts outstanding were unsecured and in the case of default on payment, a fine of 2% could be imposed on the total value of the loans.

As of December 31, 2025 and 2024, the loan balances outstanding are as follows:

(In thousands of Brazilian reais)	2025	2024
Related party loan—José Mário(i)	-	1,078
Total loans from related parties	-	1,078

(i)	On August 14, 2024, Nuvini S.A. entered into a loan agreement with Jose Mario, the Company’s Chief Operating Officer, in the principal amount of R$1.0 million with an interest equivalent to the SELIC rate plus rate of 10% per annum, and a 5% penalty on the value of the agreement if the loan payments become overdue. The loan agreement also provides for the right of conversion into shares for the value of the loan on the conversion date plus a 20% premium, at the discretion of lender. This loan remains unpaid as of December 31, 2024.

Research and Development, Patents and Licenses, etc.

See more information on “Item 4. Information on the Company–B. Business Overview–Growth Strategy–Software Engineering and Research” and “Item 4. Information on the Company–B. Business Overview–Growth Strategy–Intellectual Property”.

Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any other trends, uncertainties, demands, commitments or events for the year ended December 31, 2025, 2024 and 2023 that are reasonably likely to have a material and adverse effect on our net operating revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

Critical Accounting Estimates

Our financial statements are prepared in conformity with IFRS Accounting Standards. In preparing Nuvini’s financial statements, Nuvini makes assumptions, judgments and estimates that can have a significant impact on amounts reported in Nuvini’s financial statements. Nuvini bases its assumptions, judgments and estimates on historical experience and various other factors that Nuvini believes to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. Nuvini regularly reevaluates its assumptions, judgments and estimates. Nuvini’s significant accounting policies are described in “Note 3- Summary of significant accounting policies” to Nuvini’s audited annual consolidated financial information as of December 31, 2025, 2024 and 2023 and in the year ended December 31, 2025, included elsewhere in this Annual Report.

Presentation and Reporting Currency

The Company has resolved to maintain the Brazilian Real (BRL) as the presentation and reporting currency in its consolidated financial statements and in any periodic reports containing such financial statements filed or furnished with the SEC, including its Annual Reports on Form 20-F and any interim financial information furnished on Form 6-K.

BRL is the functional currency of the Company’s principal operating subsidiaries, which generate substantially all of their revenues and incur substantially all of their costs in Brazil. Adopting the U.S. dollar (US$) as the presentation currency would require the retranslation of prior-period consolidated financial statements and underlying accounting records, without providing additional transparency or comparability for investors. Accordingly, all amounts presented in the Company’s consolidated financial statements will continue to be expressed exclusively in BRL.

Without prejudice to the foregoing, in its press releases and other voluntary communications addressed to the market — which do not constitute consolidated financial statements — the Company intends to continue to present, on a supplemental basis, U.S. dollar (US$) convenience translations alongside the principal financial figures disclosed in BRL (including, where applicable, revenue, EBITDA, adjusted EBITDA, net income (loss), total assets, total liabilities and total equity), translated at the exchange rates disclosed in the relevant communication. Such convenience translations are provided solely for the convenience of readers and should not be construed as representations that the BRL amounts could have been, or could in the future be, converted into US$ at the rates indicated.

Settlement Agreements

On July 29, 2025, the Company entered into a Settlement Agreement and Release (“Ryan Settlement Agreement”) and an Amendment to a Subscription Agreement (the “Ryan Subscription Agreement Amendment”) with Ryan Davis (“Ryan”) pursuant to which the Company and Ryan agreed to terms of a settlement structure and amended a certain Subscription Agreement dated as of December 20, 2023 (the “Ryan Original Agreement”). The Ryan Original Agreement provided Ryan the right to require the Company to purchase all or any portion of the ordinary shares, par value US$0.00001 per ordinary share, of the Company purchased pursuant to the Ryan Original Agreement, or 10,000 ordinary shares, at a purchase price per ordinary share equal to US$20.40. The Ryan Subscription Agreement Amendment provides the option to the Company to issue ordinary shares in lieu of making a cash payment to Ryan, at a price of US$3.00 per ordinary share, resulting in a total issuance by the Company of up to 68,000 ordinary shares in case Ryan exercises his put option in full.

On July 29, 2025 the Company entered into a Settlement Agreement and Release (“Sean Settlement Agreement”) and an Amendment to a Subscription Agreement (the “Sean Subscription Agreement Amendment”) with Sean Davis (“Sean”) pursuant to which the Company and Sean agreed to terms of a settlement structure and amended a certain Subscription Agreement dated as of December 20, 2023 (the “Ryan Original Agreement”). The Sean Original Agreement provided Sean the right to require the Company to purchase all or any portion of the ordinary shares, par value US$0.00001 per ordinary share, of the Company purchased pursuant to the Sean Original Agreement, or 17,000 ordinary shares, at a purchase price per ordinary share equal to US$20.40. The Sean Subscription Agreement Amendment provides the option to the Company to issue ordinary shares in lieu of making a cash payment to Sean, at a price of US$3.00 per ordinary share, resulting in a total issuance by the Company of up to 115,600 ordinary shares in case Sean exercises his put option in full.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Management and Board of Directors

The business and affairs of Nuvini are managed by or under the direction of the Nuvini Board. The following table sets forth the name, age and position of each of the directors and executive officers of Nuvini as of the date of this Annual Report. The Nuvini Board is currently composed of five directors. The Nuvini Articles allow for the appointment of no more than seven directors to the Nuvini Board. Two director seats have not been filled and, in accordance with the Nuvini Articles, Nuvini plans to submit for ordinary resolutions for new directors for shareholders of Nuvini to ratify at an annual meeting of shareholders.

Name	Age	Position
Executive Officers
Pierre Schurmann	55	Chief Executive Officer, Director and Chairman
Gustavo Usero	38	Chief Operating Officer
Phoebe Wang(1)	36	Chief Artificial Intelligence Officer and Director
Non-Employee Directors
Luiz Busnello(2)	48	Director
João Antonio Dantas Bezerra Leite	64	Independent Director
Marcello Gonçalves	61	Independent Director

(1)	Ms. Wang was an Independent Director from November 14,2025 until March 2, 2026. She was appointed as the Company’s Chief Artificial Intelligence Officer on March 2, 2026.
(2)	Mr. Busnello resigned from his role as Chief Financial Officer effective November 3, 2025, while continuing as a member of the Board of Directors. Mr. Roberto Otero, who succeeded him as Chief Financial Officer, resigned on February 10, 2026. Financial functions are currently managed on an interim basis by Mr. Schurmann and Mr. Usero, our Chief Operating Officer.

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

Gustavo Usero. Mr. Usero is the Chief Operating Officer at Nuvini, responsible for driving operational excellence, financial performance, and strategic execution across the group’s portfolio of companies. His primary focus includes strengthening budgeting discipline, expanding EBITDA margins, and implementing robust performance management frameworks. He also leads the adoption of AI-driven initiatives within the portfolio through strategic partnerships with global technology leaders, aiming to unlock operational efficiencies and accelerate sustainable growth.

Prior to joining Nuvini, Gustavo held senior executive roles at Constellation Software--including CEO, Vice President, and Executive General Manager of portfolio companies--where he led operational transformations and teams across Latin America, the United States, Canada, France, England, and Australia. Before Constellation, Gustavo founded and scaled his own software company in Brazil, which was later acquired by a French software group. He became a shareholder and key executive within that group, playing a pivotal role in its growth and operations until it was ultimately sold to Constellation Software.

Phoebe Wang. Ms. Wang is the Chief AI Officer and Director at Nuvini, leading the company’s enterprise-wide AI strategy, investment, and implementation across its portfolio of software companies. Ms. Wang previously served as an Investment Partner on the Corporate Development team at Amazon and is an Advisor to Andrew Ng’s AI Fund as well as a Lecturer on Innovation at UC Berkeley Haas Business School. She brings extensive experience across AI, venture partnerships, and enterprise technology through roles with multiple Fortune 10 companies, AI Fund, and global AI advisory organizations. She has invested in and advised companies advancing applied AI, machine learning, and automation technologies used across cloud and software platforms.

Directors

Luiz Busnello. Mr. Busnello serves as Director of Nuvini. Mr. Busnello co-founded Nuvini S.A. in October 2020. Mr. Busnello served as the Company’s CFO and COO from February 2022 until November 2025. Mr. Busnello previously served in 2021 as Chief Technology Officer of EXP Platform, a high-end platform of corporate knowledge and news in Brazil in 2021 where he was responsible for the platform architecture and overseeing the development of programming. Prior to that, Mr. Busnello served as Co-Founder, Chief Financial Officer and Chief Operating Officer of Veek Tecnologia S/A, the first 100% digital telecom in Brazil, from 2016 to 2020. He also was one of the early investors in Bossa Nova and has invested in the last 10 years in more than 12 tech companies, being an advisor or board member to some of them. Mr. Busnello has more than 20 years of entrepreneurship and operational experience and has a bachelor’s degree in business administration from FAAP – Fundação Armando Álvares Penteado and an international executive specialization in Entrepreneurship & Innovation from Babson College.

João Antonio Dantas Bezerra Leite. Mr. Leite serves as an Independent Director and Chair of the Audit Committee. has over 35 years of experience in the technology, payments and banking industries in Brazil. He served as a Managing Director at Banco Itau S.A., the largest private bank in Latin America, from 1996 to 2019, where he held several executive positions as Chief Technology Officer, Chief Security Officer, Chief Information Officer for the Credit Cards and Insurance business divisions and served as Chief Information Officer for Rede S.A., one of the largest electronic payment solutions provider in Brazil. During that time he led several digital Transformational projects and supported multiple bank acquisition processes and datacenter integrations. He holds a bachelor’s degree in Electronic Engineering from Instituto Mauá de Tecnologia (1983) and extension courses from Columbia Business School, Wharton, Fundação Getúlio Vargas, Insper, Fundação Dom Cabral, Swiss Finance Institute and Singularity University. He is currently a fintech investor and mentor, coordinating early-stage fintech investments at Bossa Nova Investimentos, the largest micro venture capital in Latin America, member of several Advisory Boards in payments, software, technology and data-driven companies in Latin America and USA, member of the Board of Directors at 2W Ecobank, a leading provider of renewable energy in Brazil, member of the Board of Directors at Culqi, an innovative payments company in Peru, owned by BCP, and member of the Audit Committee at Banco Carrefour in Brazil. We believe Mr. Leite is well qualified to serve on our board due to his significant technology, financial and operational experience.

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

For the years ended December 31, 2025 and 2024, the aggregate compensation expense for Nuvini’s executive officers and the executive officers of our subsidiaries for services in all capacities was R$19.1 million and R$13.6 million, respectively, which includes both benefits paid in kind and compensation, including share-based compensation. See “Note 9-Related parties” to our audited consolidated financial statements included elsewhere in this Annual Report. In the year ended December 31, 2025 and 2024, Nuvini did not pay any compensation to the members of the Nuvini Board. We expect to implement a director compensation program for certain non-employee directors. The program is expected to consist of both cash and equity-based incentive compensation.

As of December 31, 2025 and 2024, neither Nuvini nor its subsidiaries have allocated or accrued any funds for the provision of pension, retirement, or similar benefits.

Employment Agreements

We have entered into employment agreements with our executive officers. The employment agreements provide for the compensation that Nuvini’s executive officers are entitled to receive.

Stock Option Plan

On November 27, 2020, the Stock Option Plan was approved, and amended by Nuvini on June 30, 2021. Under the Stock Option Plan, individuals selected by Nuvini’s Board (“Selected Employees”) are eligible to receive incentive compensation consisting of share options issued by Nuvini, that have slightly different characteristics for each of the Selected Employees, such as the amount the amount of shares granted and the price of the exercise, for example. As of the date of this document, Nuvini has granted 61,467 options exercisable for Nuvini Ordinary Shares, as determined in accordance with the Exchange Ratio, as incentive compensation to Selected Employees. In summary, through the analysis of the Stock Option Plan:

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

Equity Incentive Plan

Following the completion of the business combination, which occurred after the special meeting of stockholders on September 28, 2023, and the subsequent finalization of the combination, the Nuvini board of directors adopted and shareholders approved, an equity incentive plan in which eligible participants may include members of Nuvini management, Nuvini employees, certain members of the Nuvini Board and consultants of Nuvini and its subsidiaries. Beneficiaries under the equity incentive plan will be granted equity awards pursuant to the terms and conditions of the equity incentive plan and any applicable award agreement. The final eligibility of any beneficiary to participate in, and the terms and conditions of, the applicable equity awards will be determined by the Nuvini Board. Pursuant to the Business Combination Agreement, the equity incentive plan has initially reserved a total of 114,365 Ordinary Shares.

Board Practices

Board Composition

Nuvini’s business affairs is managed under the direction of the Nuvini Board. The Nuvini Articles allows for a total of seven directors and has one class of directors, with each director serving a term the directors think fit. The Nuvini Board is currently composed of five directors.

Director Independence

Nuvini’s Board is currently composed of five directors, two of whom qualify as independent within the meaning of the independent director guidelines of Nasdaq. João Antonio Dantas Bezerra Leite and Marcello Gonçalves are “independent directors” as defined in the rules of Nasdaq and applicable SEC rules.

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

Audit Committee

The members of the audit committee are Marcello Gonçalves and João Antonio Dantas Bezerra Leite. Under Nasdaq’s listing standards and applicable SEC rules, Nuvini is required to have at least three members of the audit committee, all of whom must be independent. Each of João Antonio Dantas Bezerra Leita and Marcello Gonçalves meet the independent director standard under Nasdaq’s listing standards and under Rule 10-A-3(b)(1) of the Exchange Act. The Company is currently looking to appoint a third audit committee member and chair.

The Nvni Board has determined that each member of the audit committee is financially literate and each qualify as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

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

Compensation Committee

The members of the compensation committee will be Pierre Schurmann, Luiz Busnello and Marcello Goncalves, with Marcello Goncalves serving as the chair of the compensation committee. Because Nuvini is a “controlled company” within the meaning of Nasdaq’s corporate governance standards, Nuvini’s compensation committee will not be required to be comprised solely of independent directors.

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

Nomination and Corporate Governance Committee

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

Foreign Private Issuer Exemptions

Nuvini is considered a “foreign private issuer” under the securities laws of the United States and the rules of Nasdaq. Under the applicable securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled issuers. Nuvini intends to take all necessary measures to comply with the requirements of a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules of which were adopted by the SEC and Nasdaq as listing standards and requirements. Under Nasdaq’s rules, a “foreign private issuer” is subject to less stringent corporate governance and compliance requirements and subject to certain exceptions, Nasdaq permits a “foreign private issuer” to follow its home country’s practice in lieu of the listing requirements of Nasdaq. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. Among other things, we are not required to have:

●	a majority of the board of directors consisting of independent directors;

●	a compensation committee consisting of independent directors;

●	a nominating committee consisting of independent directors; or

●	regularly scheduled executive sessions with only independent directors each year.

Board Diversity Matrix

Board Diversity (As of April 15, 2026)
Country of Principal Executive Offices:	Brazil
Foreign Private Issuer:	Yes
Disclosure Prohibited Under Home Country Law:	No
Total Number of Directors:	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0	0	0	0
LGBTQ+	0	0	0	0
Did Not Disclose Demographic Background	0	0	0	0

Employees

As of December 31, 2025, the Nuvini Group’s workforce decreased by approximately 23% compared to December 31, 2024, from 618 to 477 employees.

The table below sets forth the number of employees by activity as of the dates indicated:

	As of December 31,
	2025	2024
Sales and Marketing	119	134
Technology	129	168
Support	56	144
Service	105	52
Finance	46	40
Other*	22	80
Total Employees	477	618

*	Includes: people, management, administrative, quality, M&A transactions, and product employees.

As of December 31, 2025, all of the Nuvini Group’s employees were located in Brazil.

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

Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Company’s Erroneously Awarded Incentive-Based Compensation Clawback Policy during the fiscal year ended December 31, 2025.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information regarding the beneficial ownership of Nuvini Ordinary Shares as of April 30, 2026 by:

●	each person who beneficially owns 5% or more of the outstanding Nuvini Ordinary Shares;

●	each person who is an executive officer or director; and

●	all executive officers and directors as a group.

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

As of April 30, 2026, there were 11,692,133 Nuvini Ordinary Shares issued and outstanding. This amount does not include the following amounts of Nuvini Ordinary Shares which were delivered as consideration in connection with the Business Combination and reserved: (i) 274,072 Nuvini Ordinary Shares issuable upon exercise which are associated with liabilities payable in shares such as loan premium, subscription rights, and contingent consideration assumed by Nuvini as a result of the Business Combination; and (ii) 114,365 Nuvini Ordinary Shares under the Nuvini 2023 Incentive Plan.

To the Company’s knowledge, no Nuvini Ordinary Shares beneficially owned by any executive officer or director have been pledged as security.

Name and Address of Beneficial Owners	Number of Nuvini Ordinary Shares	% of Ordinary Shares	% of Voting Power
Five Percent Holders of the Company
Pierre Schurmann(1) †	1,622,087	13.87%	70.1%
Directors and Executive Officers of the Company
Pierre Schurmann(1) †	1,622,087	13.87%	70.1%
Marcello Goncalves	13,373	* %	—
Joao Antonio Dantas Bezerra Leite	9,303	* %	—
Luiz Busnello(2) †	549,939	4.70%	29.4%
Gustavo Usero(3) †	4,000	* %	—
All Directors and Executive Officers of the Company as a Group (5 Individuals)	2,198,702	18.80%	99.5%

*	Less than one percent.

†	Unless otherwise noted, the business address of the following entities or individuals is c/o Nvni Group Limited, P.O. Box 10008, Pavilion East, Cricket Square, Grand Cayman, Cayman Islands KY1-1001.

(1)	Includes 146,512 Ordinary Shares held by Pierre Schurmann, 1,426,810 Ordinary Shares held by Heru Investment Holdings Ltd. an entity controlled by Pierre Schurmann and 32,000 Ordinary Shares further acquired by Heru Investment Holdings Ltd on October 10, 2025, making the total holding of Ordinary Shares by Heru Investment Holdings Ltd 1,458,810, and 16,765 Ordinary shares held by Coppi International Ltd., a British Virgin Islands limited liability company (“Coppi”). Pursuant to the Coppi Power of Attorney, the Reporting Person is the sole power-of-attorney with sole voting power with respect to such shares. On March 27, 2025, Pierre Schurmann was issued 350,000 Class FF Shares, with each class FF share having 1,000 votes.

(2)

Includes 503,940 ordinary shares held by Labsyl Ltd., an entity controlled by Luiz Antonio Busnello and 46,000 ordinary shares further acquired by Labsyl Ltd. on October 10, 2025, making the total holding of ordinary shares by Labsyl Ltd. 549,939 ordinary shares. On March 27, 2025, Luiz Busnello was issued 150,000 Class FF Shares, with each class FF share having 1,000 votes.

(3)	On October 10, 2025, Mr. Usero acquired 4,000 ordinary shares of the Company from personal funds.

Related Party Transactions

In the ordinary course of business, Nuvini and its subsidiaries enter into, and expect to continue to enter, into certain related party transactions with certain entities affiliated with Nuvini shareholders, among others. See “Note 9-Related parties” to Nuvini’s audited consolidated financial statements for a description of Nuvini related party transactions.

Pierre Schurmann Investment Agreement

On December 4, 2025, the Company and its Founder and Chief Executive Officer Pierre Schurmann entered into a binding investment agreement to invest $6 million of personal capital in the Company through a direct private placement of equity securities, subject to closing conditions (the “Investment Agreement”). Pursuant to the Investment Agreement, Xurmann Investments Ltd, an investment vehicle wholly owned by Mr. Schurmann, will acquire 1,500,000 ordinary shares at $4.00 per share, along with five-year warrants to purchase 300,000 additional shares at an exercise price of $25.00 per share.

Mr. Schurmann is currently working to obtain the financing to conclude his investment. While the process has taken longer than initially anticipated, the parties continue to work diligently toward its completion. The Company will provide further updates in due course. There is no guarantee that Mr. Schurmann will be able to obtain the required financing nor that his investment will be completed.

The Convertible Notes

On November 1, 2024, Nuvini entered into a Convertible Promissory Note Purchase Agreement (the “Note Purchase Agreement”) with Heru Investment Holdings Ltd., an entity controlled by the Company’s Chief Executive Officer, and other investors (collectively, the “Investor”), for the purchase of convertible promissory notes (the “Convertible Notes”) in the principal amount of at least US$2,900 and up to US$5,000. The Convertible Notes shall mature within 12 months from the issuance date (the “Maturity Date”) and interest shall accrue at an annual rate of 5.00%, calculated on the basis of a 365-day year. Prior to the Maturity Date, the Investors shall have the option to convert the Convertible Notes into ordinary shares of the Company resulting from the division of the principal amount and accrued interest under the Convertible Notes by a conversion price of US$1.10 per ordinary share. As of December 31, 2025, the deal is considered unlikely to close

Advisor Agreements

On February 28, 2022, Busnello and Walter Leandro, VP of M&A, entered into an advisor agreements with Nuvini S.A. Their services include, but are not limited to, managing M&A strategy and pipeline work, providing support to identify strong acquisition opportunities, conducting due diligence on potential acquisition targets, developing detailed financial models and business cases. Both Busnello and Leandro are each entitled to receive an advisor fee of R$1,500 consisting of 28,517 units of stock options, refer to “Note 19-Share-based compensation plan” in this Annual Report, for more information regarding share-based compensation awards. These agreements were amended in order to increase the number of stock options units to 64,655 based on an updated valuation.

On February 28, 2022, and March 25, 2022, Busnello entered into additional advisor agreements to act as COO and CFO. Mr. Busnello served as COO and CFO until November 2025. Services include, but are not limited to, managing the ongoing operations of the Company, managing the finance and accounting teams and managing the process for financial planning and budgeting. As compensation for these services, Busnello received a total of 745,344 units of stock options, refer to “Note 19-Share-based compensation plan” in this Annual Report, for more information regarding share-based compensation awards.

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

PIPE Financing (Private Placements)

On January 15, 2024, Nuvini entered into individual subscription agreements with specific PIPE investors. These investors committed to subscribing for and purchasing a total of 135,882 shares at a conversion price of US$17.00, in exchange for an investment of US$2,310,000.

On November 1, 2024, Nuvini completed the issuance and sale in a private placement of a total of 76,695 ordinary shares of Nuvini for gross proceeds of approximately US$580,824 or US$7.50 per share (the “Per Share Purchase Price”) in accordance with the terms and conditions of subscription agreements (the “Subscription Agreements”) entered into with each of the investors in the private placement (the “Investors”).

On November 7, 2024, and November 17, 2024, Nuvini entered into distinct subscription agreements with specific PIPE investors. These investors agreed to subscribe to and purchase 121,371 ordinary shares, at a conversion price of US$7.573, in exchange for an investment of US$919,158.

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

Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements and Other Financial Information

The information included under “Item 18. Financial Statements” of this Annual Report is referred to and incorporated by reference into this item.

Legal and Administrative Proceedings

We are and, from time to time, may become, subject to various legal and administrative proceedings that arise in the ordinary course of its business, including tax, labor, regulatory, environmental and civil proceedings. As of December 31, 2025, we did not record any provisions for legal proceedings.

On September 30, 2025, our subsidiary Nuvini S.A. entered into an offer letter (“Offer Letter”) to acquire MK Solutions, a leading ERP for internet providers in Brazil. The acquisition was intended to strengthen Nuvini’s portfolio of vertical SaaS businesses and expand its presence in the Brazilian market. The closing of the acquisition was subject to certain customary conditions and completion of legal and accounting due diligence. On March 17, 2026, Nuvini received a notice from SF TBG I - Fundo de Investimentos em Participações em Empresas Emergentes Ltda. (the “Seller”) alleging that Nuvini has breached certain provisions of the Offer Letter, relating to the proposed acquisition of MK Solutions by Nuvini. In the notice, the Seller asserts that Nuvini has unreasonably delayed the closing of the transaction and that, as a result of such delay, the Seller is entitled to terminate the Offer Letter, cease the negotiations for the sale of MK Solutions and collect a termination fee of R$7.1 million from Nuvini. Nuvini disputes the Seller’s allegations and believes that it has complied in all material respects with its obligations under the Offer Letter. NVNI has responded to the Seller reiterating that it has been engaged in accounting, legal and tax due diligence on MK Solutions and that the parties are negotiating certain material changes to the transaction recently brought by Seller. The Company does not believe that the Seller is entitled to receive any termination fee. The Company is currently engaged in discussions with the Seller regarding the matters described above, is evaluating its rights and remedies under the Offer Letter and applicable law, and has no intention to pay a termination fee. No assurance can be given as to the outcome of these discussions or any potential resolution of the dispute.

Tax Proceedings

Not applicable.

Dividends and Dividend Policy

For periods prior to February 26, 2023, the financial statements represented the results of operations of Nuvini S.A. which was incorporated in Brazil. As such, Nuvini S.A. was subject to the following disclosures related to dividends and dividend policy. For periods subsequent to February 6, 2023, the Company is a Cayman Islands exempted company with limited liability and therefore the following is not applicable.

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

As the Group was in a net loss position as of December 31, 2025, 2024, and 2023, no dividends have been declared or were payable. If in a profit position, the Group intends to declare dividend payments to allow shareholders to participate in its free cash flow, while retaining sufficient capital to invest in acquisitions and organic growth. Mercos is allowed to pay dividends considering its capital structure and collaterals on the debentures.

Certain Cayman Islands Legal Requirements Related to Dividends

Significant Changes

Except as disclosed in this Annual Report, including the proposed acquisition described in Item 4.A and Note 26 to our consolidated financial statements, no significant change has occurred since December 31, 2025.

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

Material Cayman Tax Considerations

There is currently no form of income, inheritance, gift, withholding, corporate or capital gains tax applicable to Nvni in the Cayman Islands.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Nuvini Group is exposed to market risks in the ordinary course of our business, including credit risk, liquidity risk, the effects of changes in interest rates and foreign currency fluctuations. Information relating to quantitative and qualitative disclosures about these market risks is described below and in “Note 6-Financial instruments” to our audited annual consolidated financial statements for the years ended December 31, 2025 and 2024 included elsewhere in this Annual Report.

Foreign Exchange Risk

Some of Nuvini S.A.’s subsidiaries sell to foreign clients. For international operations, Nuvini S.A. invoices in its functional currency and maintains payment terms at or within 30 days of invoicing to ensure the exposure to exchange rate fluctuations is negligible.

As of December 31, 2025 and 2024, the Nuvini Group had bank account deposits with exposure to fluctuations in foreign currency held in the Cayman Islands that are immaterial.

The effect of foreign exchange rate changes resulted in a decrease of R$6.2 million on the Company’s statement of cash flows for the year ended December 31, 2025. The impact of foreign exchange rate changes was immaterial for the year ended December 31, 2024.

Liquidity Risk

Liquidity risk is the risk in which Nuvini S.A. will encounter difficulties in complying with the obligations associated with its financial liabilities that are settled with cash payments or other financial assets. The approach of Nuvini S.A. in liquidity management is to ensure, as much as possible, that it always has sufficient liquidity to meet its obligations, under normal conditions, without causing unacceptable losses or with the risk of harming Nuvini S.A.’s reputation. Nuvini S.A. does not expect the timing of occurrence of the cash flows estimated through the maturity date analysis will be significantly earlier, nor expect the actual cash flow amounts will be significantly different, although actual payments may vary depending on market conditions and Nuvini S.A.’s future performance. The table below analyzes Nuvini S.A.’s financial liabilities by maturity ranges corresponding to the remaining period between the balance sheet date and the contractual maturity date. There are no financial liabilities exceeding three years, as the failure of Nuvini S.A. to meet covenants associated with the Debentures outstanding resulted in the acceleration of the maturity of the Debentures. See “Note 15—Debentures for additional information” of Nuvini’s 2025, 2024 and 2023 consolidated financial statements. Additionally, refer to “Note 2-Basis for presentation” for consideration relating to going concern.

	December 31, 2025
	Less than 1 year	1 to 3 years	Total Liabilities
Accounts payable to suppliers	56,897	-	56,897
Other liabilities	841	-	841
Loans and financing	569	189	758
Debentures(i)	7,992	-	7,992
Deferred and contingent consideration	277,348	-	277,348
Lease liabilities	1,003	1,154	2,157
Total	344,650	1,343	345,993

	December 31, 2024
	Less than 1 year	1 to 3 years	Total Liabilities
Accounts payable to suppliers	61,284	-	61,284
Other liabilities	775	-	775
Loans and financing	2,512	375	2,887
Debentures(i)	40,740	-	40,740
Deferred and contingent consideration	277,183	-	277,183
Lease liabilities	773	1,118	1,891
Related parties	1,078	-	1,078
Total	384,345	1,493	385,838

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

Nuvini S.A. adopts the assumption under IFRS 9, for credit losses on receivables that default occurs when the contract payments with clients are past due over 90 days. Longer payment terms are given to clients and default is unlikely even though the contract payments are past due within one year in the past because of the industry characteristics of Nuvini S.A. and positive long-term relationship with clients. Therefore, a more lagging default criterion is appropriate to determine the risk of default occurring. Nuvini S.A.’s credit risk exposure in relation to contract assets under IFRS 9 as December 31, 2025, 2024, and 2023 is immaterial.

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

Sensitivity analysis

The Group performed a sensitivity analysis regarding exposure to interest rate risk as of December 31, 2025. The 10% increase or reduction in interest rates would result in an increase or actual reduction of no more than 1% on the risk of total exposure. Therefore, Management believes that any fluctuation in interest rates would not represent any significant impact on the Group’s results.

For the analysis of interest rate sensitivity of financial investments, the “probable” scenario below represents the impact on financial investments as of December 31, 2025, and 2024, considering the projected forecast of the CDI rate and reflects management’s best estimates. The CDI rate as of December 31, 2025, is 15.15% and December 31, 2024, is 12.25%. The other scenarios consider an appreciation of 25% and 50% in such market interest rates, which represents a significant change in the probable scenario for sensitivity purposes.

Estimating an increase or a decrease of (I) projected forecast; (II) 25% or (III) 50% in interest rate, would increase or decrease profit or loss as follows:

	Scenario I	Scenario II	Scenario III
	(Probable) (ii)	+/-25%	+/-50%
Potential net effect on profit or loss	222	12	(208)

		Exposure	Scenario I	Scenario II	Scenario III
Indicators	12/31/2025	Spot rates (i)	(Probable) (ii)	+/-25%	+/-50%
Assets		15.15%	12.12%	15.15%	18.18%
Short-term investments—101% of CDI	660		(20)	-	20
Exposure to CDI—Assets	660		(20)	-	20
Liability		15.00%	12.00%	15.00%	18.00%
Debentures—100% of CDI	(7,992)		242	12	(228)
Exposure to CDI—Liabilities	(7,992)		242	12	(228)
Net exposure	(7,332)		222	12	(208)

(i)	Based on spot rate, as of the date of this financial statements, as published by the Central Bank of Brazil.

(ii)	Based on the projected forecast, as of December 31, 2025, as published by the Central Bank of Brazil.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2025. “Disclosure controls and procedures” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act means controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to its management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon the evaluation of our disclosure controls and procedures as of December 31, 2025, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2025. Notwithstanding the identified material weaknesses, the CEO and CFO have concluded that the consolidated financial statements in this Annual Report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

Material Weaknesses Identified

Prior to the Business Combination, we were a private company with limited accounting resources and processes to address our internal control over financial reporting and procedures and SEC requirements. As part of the preparation of our financial statements in connection with the Business Combination, our management reported material weaknesses in our internal control over financial reporting initially identified in connection with the preparation of financial statements for the year ended on December 31, 2025.

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

Nuvini is in the process of taking necessary actions to design and implement formal accounting policies, procedures and controls, as well as establish a control matrix required to remediate these material weaknesses. It also includes designing Nuvini’s financial control environment, including the establishment of controls to account for and disclose complex transactions. In particular, the scope of work and responsibilities of this internal controls team will include ensuring that the proper systems and processes are put in place by evaluating, together with the Chief Executive Officer, the effectiveness of the design and operation of Nuvini’s standards, systems, controls and procedures across the Nuvini Group. The internal controls team will be tasked with architecting, implementing and monitoring reporting and controls requirements across the Nuvini Group. This team will be responsible for assessing and remedying reporting controls and processes; creating standardized processes with respect to segregation of duties, accounting standards, impairment testing, contract review for accounting and risk assessment; creating a continuous monitoring of Nuvini practices for compliance, constant improvement and consistency; and coordinating with the Nuvini Acquired Companies in standards, hiring and training of reporting personnel. With respect to SEC reporting, Nuvini intends to invest adequate resources in the creation of an SEC reporting unit with extensive public company experience. This SEC reporting unit will report directly to the Chief Financial Officer and will have extensive public company experience including, but not limited to, SEC reporting and control implementation. The Company appointed Roberto Otero as Chief Financial Officer, effective November 3, 2025. Mr. Otero resigned as Nuvini’s CFO on February 10, 2026 and the Company is actively looking for Mr. Otero’s replacement. Nuvini plans to continue hiring for this SEC reporting unit in fiscal year 2026.

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

Notwithstanding, our management continues to report material weaknesses in our internal control over financial reporting in connection with the preparation of financial statements for the year ended on December 31, 2025.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2025, using the criteria set forth in the report “Internal Control – Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, management concluded that our internal controls over financial reporting were not effective as of December 31, 2025.

In the course of management’s preparation of our consolidated financial statements as of and for the year ended December 31, 2025, we identified a material weakness in our internal control over financial reporting. See “Item 15. Material Weakness Identified” for further details over the material weakness and management’s remediation plan. However, we cannot assure you that we will remediate our material weakness in a timely manner, or at all. See “Item 3. Key Information-D. Risk Factors—Risks Related to the Nuvini Group’s Business—Nuvini has identified material weaknesses in its internal control over financial reporting and information technology general controls and, as a result, restated its previous period’s financial statements. If Nuvini fails to remediate such material weaknesses (and any other ones) or establish and maintain effective internal controls over financial reporting, Nuvini may be unable to accurately report its results of operations, meet its reporting obligations and/or prevent fraud.”

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has established an audit committee in accordance with applicable requirements of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act of 1934.

On November 18, 2025, one member of the audit committee resigned from the Company’s board of directors, resulting in a temporary vacancy on the audit committee. As a result, the audit committee currently consists of two members, Joao Antonio Dantas Bezerra Leite and Marcello Gonçalves, each of whom the board of directors has determined to be independent under the Nasdaq Listing Rules and to satisfy the independence requirements of Rule 10A-3.

The Company is currently not in full compliance with Nasdaq Listing Rule 5605(c)(2), which requires that the audit committee be comprised of at least three independent directors. In accordance with Nasdaq Listing Rule 5605(c)(4), the Company is relying on the applicable cure period to regain compliance. The Company has until the earlier of its next annual general meeting of shareholders or one year from the date of the vacancy to restore full compliance.

The board of directors has initiated a process to identify and appoint an additional independent director who would qualify to serve on the audit committee, including, if appropriate, as an audit committee financial expert. The Company is actively engaged in this process and intends to regain compliance within the applicable cure period; however, there can be no assurance that it will be able to do so within such timeframe.

Notwithstanding the foregoing, the audit committee continues to operate with two independent directors and maintains responsibility for overseeing the Company’s accounting and financial reporting processes, internal controls and audit functions. The board of directors believes that the current composition of the audit committee permits it to continue to function effectively during this interim period.

ITEM 16B. CODE OF ETHICS

Nuvini has adopted a code of ethics, which is applicable to all of Nuvini’s directors, officers, employees and partners. Nuvini’s code of ethics is publicly available on its investor relations website. Nuvini intends to disclose future amendments to, or waivers of, its code of conduct on the same page of its corporate website. Nuvini’s website address is www.nuvini.co. Information contained on Nuvini’s website is not incorporated by reference into this annual report, and investors should not consider information contained on Nuvini’s website to be part of this Annual Report or in deciding whether to invest in Nuvini Ordinary Shares. A copy of the code of ethics is filed herewith as Exhibit 11.1.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to Nuvini by independent registered public accounting firm during the years ended December 31, 2025 and 2024.

	2025	2024
	(In thousands of Brazilian reais)
Audit Fees	2,132	1,748
Audit-Related Fees	-	404
Total	2,132	2,152

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Nuvini Board has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of Nuvini’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to Nuvini. A copy of the insider trading policy is filed herewith as Exhibit 11.2.

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

ITEM 18. FINANCIAL STATEMENTS

See our consolidated financial statements beginning at page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Memorandum and Articles of Association of Nvni Group Limited (incorporated by reference to Exhibit 3.1 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
1.2	Second Amended and Restated Memorandum and Articles of Association of Nvni Group Limited
2.1	Form of Warrant Certificate (included as Exhibit A to Exhibit 2.2).
2.2	Warrant Agreement by and between Mercato Partners Acquisition Corporation and Continental Stock Transfer & Trust Company, dated November 3, 2021 (incorporated by reference to Exhibit 4.1 to Mercato’s Current Report on Form 8-K (File No. 001-41017), filed with the SEC on November 8, 2021).
2.3	Warrant Termination and Adoption Agreement, dated September 29, 2023, by and among Mercato Partners Acquisition Corporation, Nvni Group Limited and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 2.3 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
2.4	Share Purchase Agreement, dated April 3, 2026, by and between Nvni Group Limited and Beyondsoft International (Singapore) Pte. Ltd. (incorporated by reference to Exhibit 10.1 to Nvni’s Current Report on Form 6-K filed with the SEC on April 6, 2026).
2.5	Form of Second Omnibus Amendment, dated April 1, 2026, by and between Nvni Group Limited and Amiens Technology Investments LLC (incorporated by reference to Exhibit 10.1 to Nvni’s Current Report filed with the SEC on April 6, 2026).
2.6	Omnibus Amendment, dated January 28, 2026 (incorporated by reference to Exhibit 10.1 to Nvni’s Current Report filed with the SEC on January 29, 2026).
2.7	Form of Note (incorporated by reference to Exhibit 10.2 to Nvni’s Current Report filed with the SEC on December 13, 2025).
2.8	Form of Securities Exchange Agreement (incorporated by reference to Exhibit 10.3 to Nvni’s Current Report filed with the SEC on December 13, 2025).
2.9	Form of Exchange Note (incorporated by reference to Exhibit 10.4 to Nvni’s Current Report filed with the SEC on December 13, 2025).
2.10	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.5 to Nvni’s Current Report filed with the SEC on December 13, 2025).
2.11	Form of Security Agreement (incorporated by reference to Exhibit 10.6 to Nvni’s Current Report filed with the SEC on December 13, 2025).
2.12	Form of Subsidiary Guaranty (incorporated by reference to Exhibit 10.7 to Nvni’s Current Report filed with the SEC on December 13, 2025).
2.13	Investment Agreement dated December 04, 2025 (incorporated by reference to Exhibit 10.1 to Nvni’s Current Report filed with the SEC on December 10, 2025).
2.14	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to Nvni’s Current Report filed with the SEC on August 13, 2025).
2.15	Form of Note (incorporated by reference to Exhibit 10.2 to Nvni’s Current Report filed with the SEC on August 13, 2025).
2.16	Ryan Settlement Agreement (incorporated by reference to Exhibit 10.1 to Nvni’s Current Report filed with the SEC on August 5, 2025).
2.17	Ryan Subscription Agreement Amendment (incorporated by reference to Exhibit 10.2 to Nvni’s Current Report filed with the SEC on August 5, 2025).
2.18	Sean Settlement Agreement (incorporated by reference to Exhibit 10.3 to Nvni’s Current Report filed with the SEC on August 5, 2025).
2.19	Sean Subscription Agreement Amendment (incorporated by reference to Exhibit 10.4 to Nvni’s Current Report filed with the SEC on August 5, 2025).
2.20	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.

4.1	Sponsor Support Agreement, dated February 26, 2023, by and among Mercato Partners Acquisition Group, LLC, the persons listed on Schedule I thereto, Mercato Partners Acquisition Corporation, Nuvini Holdings Limited and Nvni Group Limited (incorporated by reference to Exhibit 10.1 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.2+	Shareholder Voting and Support Agreement, dated as of February 26, 2023, by and among Mercato Partners Acquisition Corporation, Nuvini Holdings Limited and the other parties signatory thereto (incorporated by reference to Exhibit 10.2 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.3	Lock-up Agreement, dated September 29, 2023, by and between Nvni Group Limited and each of the stockholders of the Company to be listed on Exhibit A thereto (incorporated by reference to Exhibit 4.3 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
4.4	Registration Rights Agreement, dated September 29, 2023, by and among Nvni Group Limited, Mercato Partners Acquisition Group, LLC, certain parties set forth on Exhibit A thereto and certain former shareholders of Nuvini Holdings Limited set forth on Exhibit B thereto (incorporated by reference to Exhibit 4.4 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
4.5†	First Loan Agreement, dated August 23, 2021, by and between Nuvini S.A. and Pierre Schurmann (English-language translation) (incorporated by reference to Exhibit 10.6 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.6†	Second Loan Agreement, dated August 31, 2021, by and between Nuvini S.A. and Pierre Schurmann (English-language translation) (incorporated by reference to Exhibit 10.7 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.7†	Third Loan Agreement, dated January 27, 2022, by and between Nuvini S.A. and Pierre Schurmann (English-language translation) (incorporated by reference to Exhibit 10.8 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.8†	Fourth Loan Agreement, dated January 27, 2022, by and between Nuvini S.A. and Pierre Schurmann (English-language translation) (incorporated by reference to Exhibit 10.9 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.9†	Fifth Loan Agreement, dated February 1, 2022, by and between Nuvini S.A. and Pierre Schurmann (English-language translation) (incorporated by reference to Exhibit 10.10 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.10†	Sixth Loan Agreement, dated March 29, 2022, by and between Nuvini S.A. and Pierre Schurmann (English-language translation) (incorporated by reference to Exhibit 10.11 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.11†	Restated Amendment to the Loan Agreements, dated April 28, 2022, by and between Nuvini S.A. and Pierre Schurmann (English-language translation) (incorporated by reference to Exhibit 10.12 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.12†	Seventh Loan Agreement, dated February 13, 2023, between Nuvini S.A. and Pierre Schurmann (English-language translation) (incorporated by reference to Exhibit 10.13 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.13†	Credit Assignment Agreement, dated November 30, 2022, by and between Pierre Schurmann and Accipiens Consultoria e Participações EIRELI (English-language translation) (incorporated by reference to Exhibit 10.19 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.14†	Amendment to the Loan Agreements, dated December 10, 2022, by and between Nuvini S.A. and Pierre Schurmann (English-language translation) (incorporated by reference to Exhibit 10.20 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.15†	Loan Equity Kicker, dated December 15, 2022, by and among Nuvini S.A., Pierre Schurmann and Heru Investimentos e Participações LTDA (English-language translation) (incorporated by reference to Exhibit 10.21 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.16	Advisor Agreement, dated February 28, 2022, by and between Luiz Busnello and Nuvini S.A. (English-language translation) (incorporated by reference to Exhibit 10.22 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.17	Advisor Agreement, dated June 14, 2022, by and between Walter Leandro and Nuvini S.A. (English-language translation) (incorporated by reference to Exhibit 10.23 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.18†	Fourth Amended Consolidated Issuance Deed of Debentures, dated April 25, 2022, by and among Nuvini S.A., Vórtx Distribuidora de Títulos e Valores Mobiliários LTDA., OnClick Sistemas de Informação LTDA., Commit Consulting LTDA., Apie.comm Tecnologia LTDA. and Leadlovers Tecnologia LTDA (English-language translation) (incorporated by reference to Exhibit 10.24 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.19†	Fifth Amended Issuance Deed of Debentures, dated December 16, 2022, by and among Nuvini S.A., Vórtx Distribuidora de Títulos e Valores Mobiliários LTDA., OnClick Sistemas de Informação LTDA., Commit Consulting LTDA., Apie.comm Tecnologia LTDA., Leadlovers Tecnologia LTDA and Pierre Schurmann (English-language translation) (incorporated by reference to Exhibit 10.25 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).

4.20	Indemnification Agreement by and between Pierre Schurmann and Nuvini, dated as of September 29, 2023 (incorporated by reference to Exhibit 4.30 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
4.21	Indemnification Agreement by and between Luiz Busnello and Nuvini, dated as of September 29, 2023 (incorporated by reference to Exhibit 4.31 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
4.22	Indemnification Agreement by and between Scott Klossner and Nuvini, dated as of September 29, 2023 (incorporated by reference to Exhibit 4.32 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
4.23	Indemnification Agreement by and between Greg Warnock and Nuvini, dated as of September 29, 2023 (incorporated by reference to Exhibit 4.33 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
4.24	Indemnification Agreement by and between Marcello Gonçalves and Nuvini, dated as of September 29, 2023 (incorporated by reference to Exhibit 4.34 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
4.25	Indemnification Agreement by and between Roberto Sahade and Nuvini, dated as of September 29, 2023 (incorporated by reference to Exhibit 4.35 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
4.26	Indemnification Agreement by and between Randy Millian and Nuvini, dated as of September 29, 2023 (incorporated by reference to Exhibit 4.36 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
4.27*	Indemnification Agreement by and between João Antonio Dantas Bezerra Leite and Nuvini, dated as of April 25, 2024.
4.28*	Indemnification Agreement by and between Marco Aurelio Leone Fernandes and Nuvini, dated as of June 20, 2024.
4.29	Nuvini 2023 Incentive Plan (incorporated by reference to Exhibit 4.37 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
4.30	Form of Subscription Agreement, by and among Mercato Partners Acquisition Corporation and the investors signatory thereto (incorporated by reference to Exhibit 10.1 to Mercato’s Current Report on Form 8-K (File No. 001-41017), filed with the SEC on September 25, 2023).
4.31	Nuvini S.A. 2020 Stock Option Plan (incorporated by reference to Exhibit 4.39 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
4.32	Form of Nuvini S.A. 2020 Stock Option Plan Award Agreement (incorporated by reference to Exhibit 4.40 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
4.33	Business Combination Agreement, dated February 26, 2023, by and among Mercato Partners Acquisition Corporation, Nuvini Holdings Limited, Nvni Group Limited and Nuvini Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Nuvini’s Registration Statement on Form F-4 (File No. 333-272688), filed with the SEC on September 6, 2023).
4.34	Amendment No. 1 to the Business Combination Agreement, dated September 28, 2023, by and among Mercato Partners Acquisition Corporation, Nuvini Holdings Limited, Nvni Group Limited and Nuvini Merger Sub, Inc. (incorporated by reference to Exhibit 4.42 to Nuvini’s Shell Company Report on Form 20-F (File No. 001-41823), filed with the SEC on September 29, 2023).
8.1	A list of subsidiaries of Nvni Group Limited
11.1	Code of Ethics
11.2*	Insider Trading Policy
12.1	Certificate of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certificate of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certificate of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.
13.2	Certificate of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.
97.1*	Clawback Policy.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File, formatted in iXBRL and contained in Exhibit 101.

+	Schedules and exhibits have been omitted pursuant to Item 601(b)(2)(ii) of Regulation S-K. Nuvini Group Limited agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

†	Portions of these exhibits have been redacted in compliance with Item 601(a)(6) of Regulation S-K.

*	Previously filed or furnished with the Annual Report on Form 20-F on April 30, 2025.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

NVNI GROUP Limited

	By:	/s/ Pierre Schurmann
Pierre Schurmann Chief Executive Officer

Date: April 30, 2026

Nvni Group Limited

Report Of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

NVNI Group Ltd.

Opinion on the consolidated financial statements

We have audited the accompanying consolidated statements of financial position of NVNI Group Ltd. and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company incurred a loss of R$106.9 million during the year ended December 31, 2025, and as of that date, it had a working capital deficiency of R$348.5 million, and shareholders’ equity deficiency of R$154.8 million. These conditions, along with other matters set forth in Note 2, raises substantial doubt about the Company’s ability to continue operating as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) "PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Grant Thornton Auditores Independentes Ltda.

We have served as the Company’s auditor since 2024.

São Paulo, Brazil

April 30, 2026

Nvni Group Limited Consolidated Statement of Financial Position

As of December 31, 2025, and 2024

(In thousands of Brazilian reais, unless otherwise stated)

	Notes	12/31/2025	12/31/2024
ASSETS
Current assets
Cash and cash equivalents	7	13,451	18,035
Trade accounts receivable, net	8	11,143	14,974
Short-term advances		28,374	31,678
Tax recoverable		5,770	793
Other current assets		2,486	2,851
Total current assets		61,224	68,331
Non-current assets
Property and equipment, net	10	3,858	4,479
Right-of-use assets, net	10	1,995	1,791
Intangible assets, net	11	113,119	133,617
Goodwill	11	156,445	185,758
Other non-current assets		11,035	11,417
Total non-current assets		286,452	337,062
Total assets		347,676	405,393
LIABILITIES
Current liabilities
Accounts payable to suppliers	13	56,897	61,284
Salaries and labor charges	12	20,262	18,210
Loans and financing	13	569	2,512
Debentures	15	7,992	40,740
Exposure premium liability	15	2,940	2,940
Lease liability	10	1,003	773
Income taxes payable		7,888	1,789
Taxes, fees and contributions payable		5,777	5,577
Deferred revenue	20	3,925	3,739
Deferred and contingent consideration on acquisitions	5 and 6	277,348	277,183
Related parties	9	-	1,078
Loans from investors	14	24,310	-
Other current liabilities		842	775
Total current liabilities		409,753	416,600
Non-current liabilities
Loans and financing	13	189	375
Loans from investors	14	28,397	22,033
Taxes and contributions payable		1,464	1,955
Lease liability	10	1,154	1,118
Provisions for risks	16	16,421	26,632
Deferred taxes	23	35,644	40,639
Derivative warrant liabilities	17	9,475	7,663
Total non-current liabilities		92,744	100,415
Total liabilities		502,497	517,015
SHAREHOLDERS’ DEFICIT	17
Share capital		369,122	283,408
Capital reserves		128,896	128,845
Accumulated losses		(638,034)	(529,780)
Other comprehensive loss		(9,182)	(2,968)
Total shareholders’ deficit, Equity attributable to owners		(149,198)	(120,495)
Non-controlling interest	17	(5,621)	8,873
Total shareholders’ deficit		(154,819)	(111,622)
Total liabilities and shareholders’ deficit		347,676	405,393

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Nvni Group Limited Consolidated Statement of Loss and Comprehensive
Loss for the years ended December 31, 2025, 2024 and 2023

(In thousands of Brazilian reais, unless otherwise stated)

	Notes	12/31/2025	12/31/2024	12/31/2023
Net operating revenue	20	196,738	193,282	168,985
Cost of services provided	21	(68,917)	(70,754)	(66,138)
Gross profit		127,821	122,528	102,847
Sales and marketing expenses	21	(30,655)	(28,084)	(28,827)
General and administrative expenses	21	(82,818)	(57,732)	(93,156)
Impairment of goodwill	11	(14,553)	(18,341)	(11,373)
Other operating (expenses) income, net	21	(41,504)	(1,893)	17,597
Listing expense	21	-	-	(176,282)
Operating (loss) profit		(41,709)	16,478	(189,194)
Financial income (expenses), net	22	(54,690)	(85,184)	(55,110)
Loss before income tax		(96,399)	(68,706)	(244,304)
Income tax, net	23	(10,490)	(9,503)	(3,558)
Net loss		(106,889)	(78,209)	(247,862)
Net (loss) gain attributed to:
Owners of the Company		(112,922)	(86,173)	(254,711)
Non-controlling interests	17	6,033	7,964	6,849
Loss per share
Basic and diluted loss per share (R$)	18	(11.34)	(25.83)	(107.34)
Other comprehensive loss:
Foreign currency translation adjustment		(6,214)	(2,968)	-
Total other comprehensive loss		(6,214)	(2,968)	-
Comprehensive loss		(113,103)	(81,177)	(247,862)

The above consolidated statement of loss should be read in conjunction with the accompanying notes.

Nvni Group Limited Consolidated Statement of Changes in
Equity for the years ended December 31, 2025, 2024 and 2023

(In thousands of Brazilian reais, unless otherwise stated)

Equity attributable to Equity Holder of the Parent

	Notes	Share Capital	Capital Reserves	Accumulated Losses	Attributable to owners of the parent	Non- controlling interests	Total Equity
Balances as of December 31, 2022		40,404	54,632	(193,850)	(98,814)	3,853	(94,961)
Capital increase		186,371	-	-	186,371	-	186,371
Subscription rights		33,910	1,500	-	35,410	-	35,410
Provision for share-based payment	19	-	6,255	-	6,255	-	6,255
Debt instruments converted to equity		-	65,747	-	65,747	-	65,747
Initial recognition of non-controlling interest		-	(202)	-	(202)	706	504
Distributions to non-controlling interest		-	-	1,986	1,986	(7,079)	(5,093)
Net loss representing total comprehensive loss for the year		-	-	(254,711)	(254,711)	6,849	(247,862)
Balance as of December 31, 2023		260,685	127,932	(446,575)	(57,958)	4,329	(53,629)

	Notes	Share Capital	Capital Reserves	Accumulated Losses	OCI	Attributable to owners of the parent	Non- controlling interests	Total Equity
Balances as of December 31, 2023		260,685	127,932	(446,575)	-	(57,958)	4,329	(53,629)
Capital increase		22,723	-	-	-	22,723	-	22,723
Provision for share-based payment	19	-	913	-	-	913	-	913
Distributions to non-controlling interest		-	-	-	-	-	(3,420)	(3,420)
Other comprehensive income		-	-	2,968	(2,968)	-	-	-
Net loss representing total comprehensive loss for the year		-	-	(86,173)	-	(86,173)	7,964	(78,209)
Balance as of December 31, 2024		283,408	128,845	(529,780)	(2,968)	(120,495)	8,873	(111,622)

	Notes	Share Capital	Capital Reserves	Accumulated Losses	OCI	Attributable to owners of the parent	Non- controlling interests	Total Equity
Balances as of December 31, 2024		283,408	128,845	(529,780)	(2,968)	(120,495)	8,873	(111,622)
Capital increase		85,741	-	-	-	85,741	-	85,741
Provision for share-based payment	19	-	51	-	-	51	-	51
Distributions to non-controlling interest		-	-	-	-	-	(18,835)	(18,835)
Treasury stock		(27)	-	-	-	(27)	-	(27)
Disposal of subsidiary		-	-	4,668	-	4,668	(1,692)	2,976
Other comprehensive loss		-	-	-	(6,214)	(6,214)	-	(6,214)
Net loss representing total comprehensive loss for the year		-	-	(112,922)	-	(112,922)	6,033	(106,889)
Balance as of December 31, 2025		369,122	128,896	(638,034)	(9,182)	(149,198)	(5,621)	(154,819)

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Nvni Group Limited Consolidated Statement of Cash Flows for
the years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian reais, unless otherwise stated)

	Notes	2025	2024	2023
Cash flow from operating activities
Loss before income tax		(96,399)	(68,706)	(244,304)
Adjustments for:
Depreciation and amortization	10 and 11	19,558	19,850	18,715
Treasury stock		(27)	-	-
Share-based payment expense	19	51	913	6,255
Adjustment in provision for risks		(10,212)	(4,188)	(1,395)
Interest on loans, financing and debentures	13, 14, and 15	12,541	13,689	15,117
Interest on lease liabilities	10	303	227	316
Amendment to lease liability		-	-	(217)
Allowance for expected credit loss	8	(526)	47	440
Write-offs accounts receivable		-	-	953
Impairment of goodwill	11	14,553	18,341	11,373
Loss on disposal of assets	10	147	55	1,589
Deferred and contingent consideration adjustment	5 and 6	44,258	53,091	40,535
Employee bonus provision		660	660	2,001
Fair value of derivative warrant liabilities	17	1,812	3,199	(14,507)
Listing expense	21	-	-	176,282
Fair value of subscription rights		-	-	(2,941)
Write-off due to disposal of subsidiary		35,854	-	-
Decrease (increase) in operating assets:
Trade accounts receivable	8	4,357	(757)	(2,519)
Other assets		(4,785)	876	(32,230)
Increase (decrease) in operating liabilities:
Accounts payable to suppliers		(4,387)	14,151	38,956
Salaries and labor charges	12	1,391	876	(1,118)
Taxes and fees		5,536	(1,360)	2,534
Deferred revenue		186	593)	(675)
Other liabilities	23	68	(77)	(2,727)
Income taxes paid		(16,893)	(12,899)	(9,624)
Net cash from operating activities		8,046	38,581	2,809
Cash flow from investing activities
Cash payments to acquire property and equipment	10	(1,058)	(1,829)	(3,570)
Cash payments to acquire intangibles	11	(6,052)	(14,231)	(8,648)
Acquisition of subsidiaries – net of cash acquired		(1,771)	-	-
Net cash used in investing activities		(8,881)	(16,060)	(12,218)
Financing activities
Payment of principal loans and financing	13 and 15	(38,883)	(17,937)	(9,451)
Interest paid	13 and 15	(6,028)	(8,332)	(14,784)
Payment of principal portion of lease liabilities	10	(1,084)	(1,102)	(1,053)
Proceeds from debentures, loans, and financing	13, 14 and 15	27,091	9,058	18,617
Capital increase	17	85,741	13,832	29,060
Proceeds on issuance of subscription rights	17	-	-	-
Distributions paid to non-controlling interest		(18,835)	(3,420)	(5,093)
Proceeds from investors and related party loans		-	-	-
Payment of deferred and contingent consideration on acquisitions	5 and 6	(45,535)	(7,985)	(4,504)
Net cash (used in) from financing activities		2,467	(15,884)	12,792
Exchange rate changes on cash and cash equivalents of foreign subsidiaries		(6,216)	-	-
Net increase (decrease) in cash and cash equivalents		(4,584)	6,637	3,383
Cash and cash equivalents at the beginning of the year	7	18,035	11,398	8,015
Cash and cash equivalents at the end of the year	7	13,451	18,035	11,398
Net increase (decrease) in cash and cash equivalents		(4,584)	6,637	3,383

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

NVNI GROUP LIMITED

EXPLANATORY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024, and 2023.

(Amounts expressed in thousands of reais—R$, except as otherwise indicated)

Note 1. Corporate and business information

Nvni Group Limited (“Nvni Group” “Nuvini” or the “Company”) is a Cayman Island exempted limited liability company, incorporated on November 16, 2022. The registered office of the Company is CO Services Cayman Limited, P.O. Box 10008, Pavilion East, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands. The Company’s principal executive office is located at Rua Jesuíno Arruda, nº769, sala 20B, Itaim Bibi, in São Paulo, Brazil.

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

Consolidated subsidiaries

The following table lists the Company’s subsidiaries. The subsidiaries have share capital consisting solely of ordinary shares that are held directly by the Company, and the proportion of ownership interests held equals the voting rights held by the Company. The country of incorporation or registration is also their principal place of business:

Subsidiaries	Place of Business/Country of Incorporation	Equity Ownership Held by the Company 12/31/2025	Equity Ownership Held by the Company 12/31/2024
Effecti Tecnologia Web LTDA. (“Effecti”)	Brazil	100%	100%
Leadlovers Tecnologia LTDA. (“Leadlovers”)	Brazil	100%	100%
Ipe Tecnologia LTDA. (“Ipe”)	Brazil	100%	100%
Dataminer Dados, Informacoes E Documentos LTDA (“Datahub”)	Brazil	100%	100%
Onclick Sistemas de Informacao LTDA. (“Onclick”)	Brazil	100%	100%
Simplest Software LTDA (“Mercos”)	Brazil	57.91%	57.91%
Smart NX	Brazil	-%	55%
Nuvini S.A	Brazil	100%	100%
Nuvini LLC	United States of America	100%	100%

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

Deconsolidation of Smart NX

On January 25, 2023, the Company acquired a 55% controlling interest in Smart NX in a non-cash transaction involving the issuance of shares, consolidating it into the Company’s financial statements. On May 8, 2025, the Company and Smart NX mutually agreed to terminate the acquisition agreement under which the Company held a controlling interest, retaining no investment in Smart NX. As a result, the Company lost control over Smart NX and deconsolidated the subsidiary effective as of that date.

The deconsolidation was a strategic decision, following an internal assessment of Smart NX’s projected cash flow generation relative to the remaining acquisition cost. In addition, the Company reallocated its strategic focus and investment toward the adoption of artificial intelligence (AI) within its core operations and product development, which is more closely aligned with its long-term growth objectives.

As of the deconsolidation date, Smart NX reported net income of R$2.9 million, which is included in the Company’s consolidated financial results for the period. The derecognition of the subsidiary’s assets and liabilities resulted in a R$38.7 million expense recorded within other operating expenses in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2025.

Upon discontinuation, the Company derecognized goodwill of R$15.5 million, property and equipment and right-of-use assets of R$0.4 million, intangible assets of R$11.2 million, other assets of R$5.5 million, and lease liabilities of R$0.3 million, NCI of R$1.7 million and accumulated losses of R$4.6 million, resulting in a R$35.8 million impact on operating cash flows reflected in the unaudited interim condensed consolidated statement of cash flows for the year ended December 31, 2025.

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

Nuvini LLC

Nuvini LLC was incorporated on November 9, 2020 in the United States of America to explore opportunities for strategic partnerships abroad. Nuvini LLC has no relevant operations for the years ended December 31, 2025, 2024, and 2023.

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

Approval of Reverse Share Split

On October 3, 2025, the Board of Directors of the Company approved a 10-to-1 reverse share split of its ordinary shares, effective as of market open on October 6, 2025. Under the terms of the reverse split, every ten shares of Nuvini ordinary shares issued and outstanding were automatically combined into one share. The reverse split reduced the number of outstanding shares from 100,326,678 to approximately 10,032,710 shares. All shares and per-share data included in this filing are presented on a post-split basis.

On March 20, 2025, the shareholders of Nuvini approved by special resolution, that the Company shall effectuate a reverse share split of: (i) the authorized and issued and outstanding shares; and (ii) the authorized and unissued shares, in the capital of the Company, par value US$0.00001 per share, in a ratio of any whole number in the range of 2-to-1 up to 250-to-1 with such ratio to be determined in the discretion of the Board of Directors of the Company (the “Subdivision”), effective upon the Board of Directors determining the ratio and resolving to approve the Subdivision.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of loss and comprehensive loss, consolidated statement of changes in equity and consolidated statement of financial position, respectively.

The issuance of these consolidated financial statements was originally authorized by the Board of Directors on April 30, 2026.

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

 For the years ended December 31, 2025, 2024 and 2023, the Company incurred a net loss of R$106.9 million, R$78.2 million and R$247.9 million, respectively, and on December 31, 2025 and 2024, the Company had a working capital deficit of R$348.5 million and R$348.3 million, respectively and shareholders’ deficit of R$154.8 million and R$111.6 million, respectively. Management believes it will continue to incur operating and net losses at least for the medium term.

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

As discussed in notes 13 and 15, the Company had current debt obligations outstanding of R$8.6 million and R$44.3 million on December 31, 2025 and 2024, respectively, which included the entire balance of amounts owed under the debentures issued in 2021 and due in 2026. As of December 31, 2025, the Company was compliant with the debt service coverage index covenant, as the calculated index was 5.1x which is more than the 4.0x targeted threshold.

On December 31, 2025 and 2024, the Company had cash and cash equivalents, including short-term investments, of R$13.5 million and R$18.0 million, respectively.

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

On January 2, 2025, the Company entered into a private placement transaction (the “Private Placement”), pursuant to a Securities Purchase Agreement with certain institutional investors for aggregate gross proceeds of US$12.0 million, before deducting fees to the placement agent and other expenses payable by the Company in connection with the Private Placement. These investors agreed to subscribe to and purchase 368,098 shares, at a conversion price of US$32.60 per share. As of December 31, 2025, this investment has not been made.

On January 7, 2025, the Company entered into a private placement transaction (the “Private Placement”), pursuant to a Warrant Agreement with certain institutional investors for aggregate proceeds of US$2.875 million, before expenses payable by the Company in connection with the Private Placement. This investor agreed to subscribe to and purchase 114,433 shares, at a conversion average price of US$25.10 per share. As of December 31, 2025, this investment has not been made.

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

Financial liabilities

Financial liabilities are subsequently measured (i) at amortized cost using the effective interest rate method or (ii) at FVTPL.

●	Financial liabilities at FVTPL: Financial liabilities are classified at FVTPL when the financial liability is (i) a contingent consideration of a buyer in a business combination that is classified as a liability, (ii) held for trading, or (iii) designated at FVTPL. As of December 31, 2025, 2024, and 2023, the Group had financial liabilities designated at FVTPL recorded in the financial statements related to the contingent consideration related to the acquisition of equity interests in the subsidiaries, as detailed in notes 5 and 6.

●	Financial liabilities at amortized cost: Financial liabilities other than (i) contingent consideration of a buyer in a business combination that is classified as a liability or, (ii) assigned to FVTPL are subsequently measured at the amortized cost using the effective interest rate method.

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

Goodwill

Goodwill is initially recognized and measured as described above in business combinations. Goodwill is not amortized, but is tested for impairment at least annually, or when circumstances indicate an impairment loss. For the purposes of the impairment test, goodwill is allocated to each of the Group’s cash generating units (“CGUs”). To determine the CGU, assets are grouped at the lowest levels for which there are independent cash flows. For purposes of this test, goodwill is allocated to the CGUs or groups of CGUs that will benefit from the synergies of the combination. The CGUs identified were Effecti, Ipe, Leadlovers, Datahub, Onclick, Mercos, and Munddi.

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

As of December 31, 2025 and 2024, the following asset types have finite useful lives and the average useful lives applied by the Group remain unchanged as shown below:

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

As of December 31, 2025 and 2024, the average useful lives applied by the Group are the following:

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

Revenue is presented net of taxes, discounts, refunds and cancellations, when applicable. For specific subsidiaries of the Group (i.e. Leadlovers), standard contract terms state that customers have a right of refund within 30 days. At the point of sale, a refund liability and a corresponding adjustment to revenue is recognized for those products expected to be returned. Early pay discounts are not granted to customers, however a promotional discount to promote Holiday sales was granted in December 2025, 2024 and 2023, the total discounts given were immaterial and are recorded as a reduction to total revenue.

All transaction prices are fixed and do not include variable pricing, apart from the transaction price for Effecti customers which includes a variable component where customers are offered a temporary discount if the customer has a valid expectation of a price concession. The discount granted to customers is immaterial as of December 31, 2025, 2024 and 2023. Revenue is not recognized if there is significant uncertainty in its realization.

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

In 2023, Smart NX Ltda qualified as a small business with non-significant annual revenue and was qualified for the Simples Nacional tax. Under this regime, the company was subject to a tax rate of 11.5% applied to its monthly revenue. All other Company subsidiaries record taxable income under the Lucro Real (“Actual profits”) taxation regime. Use of the Lucro Real method is required for Companies with gross revenue exceeding R$78 million in the prior taxable year but is electable. This method is electable by Companies who do not meet the gross revenue target. As of December 31, 2025, there were no changes to taxable income methods.

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

Deferred tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized and are reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred income tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax-planning strategies. As of December 31, 2025 and 2024, the Group has not recognized deferred tax assets related to tax loss carry forwards.

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

Net loss per share

Basic net loss per share is computed by dividing net loss by the weighted-average number of ordinary shares outstanding during the period. Diluted net loss per share is computed by giving effect to all potential ordinary shares, including outstanding share options, subscription rights and potential conversions related to the debentures, to the extent dilutive. Basic and diluted net loss per share was the same for the periods ended December 31, 2025, 2024, and 2023 as the inclusion of all potential common shares outstanding would have been anti-dilutive.

Related parties

Related party transactions are the transfer of resources, services or obligations between the Group and a related party, regardless of whether a price is charged in return. Related party transactions that are carried out between the Group are eliminated for consolidation purposes.

As of December 31, 2025 and 2024, the Group maintained transactions with related parties. Information on related parties is described in note 9.

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

The following are significant estimates, assumptions and judgements made by Management in the years ended December 31, 2025, 2024 and 2023.

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

Provision for risks

Risk provisions are identified and recorded based on the risk assessment made by Management. This risk assessment is based on information available on the date of preparation of the financial statements. Periodically, the Group revisits its evaluation as a result of the progress of the processes and obtaining new information. In 2024, the Group recorded provisions for risk related to employee labor tax and certain labor and civil lawsuits in which likelihood of loss was determined as probable by Management. For further information on risk provisions recorded during the years ended December 31, 2025, 2024 and 2023, see note 16.

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

Note 5. Business Combination and Deferred and Contingent Considerations on Acquisitions

Business Combination

On May 15, 2025, the Company, completed the acquisition of 100% of the issued and outstanding shares of Munddi Soluções em Tecnologia Ltda. - ME (“Munddi”), an online platform that connects brands with consumers, suppliers, and retail chains based in São Paulo, Brazil. Munddi was purchased by Nvni Company Leadlovers and is managed directly by the entity as of May 15, 2025.

The acquisition was accounted for as a business combination under IFRS 3 – Business Combinations, using the acquisition method. The results of operations of Munddi have been included in the Company’s consolidated financial statements since the acquisition date.

Amount
Purchase consideration:
Cash paid at closing	288
Fair value of contingent payment	1,154
Total consideration transferred	1,442

The table below summarizes the fair values of acquired assets and liabilities assumed on the respective date of acquisition:

Amount
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	9
Accounts receivable	10
Brand	1,037
Technology software	989
Total - assets	2,045
Labor obligations	(9)
Tax obligations	(172)
Loans and financing	(920)
Deferred tax	(689)
Total - liabilities	(1,790)
Goodwill	1,187
Net assets acquired	1,442

The goodwill is attributed mainly to the skills and technical talent of the Company’s workforce and the synergies expected in the integration of the entity into the Group’s existing business. The carrying values of assets acquired and liabilities assumed, except for intangibles assets, approximates fair value on the date of the acquisition due to their nature and terms.

The Company incurred immaterial acquisition-related costs and revenue and profit contributions as of December 31, 2025. If the acquisition had occurred on January 1, 2025, management estimates that the combined entity would have reported immaterial pro forma revenue and net profit.

Deferred and Contingent Consideration on Acquisition

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

The Group’s current and non-current liabilities payable under the deferred and contingent consideration arrangements as of December 31, 2025, and 2024 are detailed as follows:

	Year ended December 31,
	2025	2024
Current deferred and contingent consideration:
Effecti	129,348	126,414
Leadlovers	62,277	56,799
Ipe	36,398	39,199
Datahub	27,853	26,938
Onclick	21,193	22,833
Smart NX	-	5,000
Munddi	279	-
Total current deferred and contingent consideration	277,348	277,183

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

Balance on January 1, 2023	234,956
Initial recognition of deferred and contingent consideration relating to acquisitions	5,000
Payments	(6,215)
Deferred and contingent consideration converted to equity	(39,502)
Contingent consideration adjustment	13,212
Interest	24,626
Balance on December 31, 2023	232,077
Payments	(7,985)
Interest	53,091
Balance on December 31, 2024	277,183
Initial recognition of deferred and contingent consideration relating to acquisitions	1,442
Payments	(45,535)
Interest	44,258
Balance on December 31, 2025	277,348

The terms of the applicable deferred and contingent consideration as of the dates of the respective acquisitions were as follows:

●	Effecti, Leadlovers and Ipe: the sellers will receive a cash payment in annual installments over a 3-year period from the date of acquisition, which is calculated as a multiple of 7.4 times the last 12-months revenue earned by the acquiree. The maximum payment for the contingent consideration is not capped.

●	Onclick: the sellers will receive fixed cash payments over a 3-year period from the date of the acquisition, defined as 25% of the acquisition price for the first year and 12.5% of the acquisition price for each of the last two years, per the sale and purchase agreement.

●	Datahub: the sellers will receive a cash payment in annual installments over a 3-year period from the date of acquisition. The value of the cash payment is calculated based on defined multiples of revenue growth and EBITDA earned by the acquiree, as defined in the sale and purchase agreement. The maximum payment for the contingent consideration is not capped.

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

On October 8, 2023, the Company made a payment of R$22.0 million to the founding partners of Mercos, as part of the purchase agreement for the remaining Mercos shares estimated at R$66.0 million. The partial payment would result in an increase in equity ownership of approximately 8%. However, as full payment of the estimated shares was not received, the Company has entered into negotiations with Mercos to discuss settlement options. The partial payment has been recorded as an advanced payment in assets. As of December 31, 2025, the Company has not reached a negotiated settlement or treatment of the advanced payment.

Amendments to the deferred and contingent consideration on acquisitions arrangements were completed as follows:

Leadlovers— As of December 31, 2025, the deferred and contingent consideration amounts to R$62.3 million, consisting of three installments payable in cash and Nvni Group Limited ordinary shares. The first and second installments, totaling R$37.4 million payable in cash, and the third installment amounts to $19.4 million, equally payable between cash and shares, remain unpaid as of the previously renegotiated due date of December 31, 2024. The Company did not make any installment payments during the year ended December 31, 2024, and will continue to incur interest and penalties on any unpaid amounts. During the year ended December 31, 2025, the Company made a partial payment of R$5.9 million, however the Company will continue to incur interest and penalties on any unpaid amounts. As of December 31, 2025, the Company has not reached a settlement on any renegotiated terms or amendments.

Onclick— As of December 31, 2025, the deferred and contingent consideration amounts to R$21.2 million, consisting of two installments payable in cash and Nvni Group Limited ordinary shares. The first installment, totaling R$9.6 million payable in cash, and second installment, totaling R$13.2 million, remain unpaid as of the previously renegotiated due date of December 31, 2024. The Company made partial payments of R$4.2 million and $0.2 million during the years ended December 31, 2025 and 2024, respectively, however, the Company will continue to incur interest and penalties on any unpaid amounts. As of December 31, 2025, the Company has not reached a settlement on any renegotiated terms or amendments.

Effecti— As of December 31, 2025, the deferred and contingent consideration amounts to R$129.3 million. The Company made a payment applied to the first installments owed totaling R$3.9 million in 2024. In November 2024, the Company renegotiated terms to establish an additional fine of R$2.5 million for the unpaid debts due to the wait and effects of non-receipt of previously agreed upon amounts. The fine is payable in twelve equal monthly installments and will be automatically renewed in January of each year until the entire debt is fully paid. The first and second installments are payable in cash, while the third installment, adjusted for penalties and interest, will be payable in Nvni Group Limited ordinary shares. During the year ended December 31, 2025, the Company made cash payments of R$26.8 million.

Datahub— As of December 31, 2025, the deferred and contingent consideration amounts to R$27.9 million, payable in cash and Nvni Group Limited ordinary shares. The first and second installment payments owed in cash totaling R$16.8 million, remain unpaid as of December 31, 2025. The third installment, totaling R$10.1 million, will be settled in both cash payment and issuance of Nvni Group Limited ordinary shares, adjusted for penalties and interest. The Company made a partial cash payment of R$2.1 million and settled R$9.3 million in shares during the year ended December 31, 2025, and will continue to incur interest and penalties on any unpaid amounts. As of December 31, 2025, the Company has not reached a settlement on any renegotiated terms or amendments.

Ipe— As of December 31, 2025, the deferred and contingent consideration totals R$36.4 million, payable in three cash installments. The remaining balance for the first and second installments is R$19.2 million, remains unpaid as of December 31, 2025. The third installment, totaling R$20.0 million to be settled in cash, remains unpaid as of December 31, 2025. The Company made partial payments of R$19.9 million and $3.9 million during the years ended December 31, 2025 and 2024, respectively, however, the Company will continue to incur interest and penalties on any unpaid amounts.. As of December 31, 2025, the Company has not reached a settlement on any renegotiated terms or amendments.

Note 6. Financial instruments

The classification of financial instruments is presented in the following table. There are no financial instruments classified in categories other than those reported:

	Classification	Level	12/31/2025	12/31/2024
Financial liabilities:
Derivative warrants (note 17)	FVTPL	Level 1	9,475	7,663
Exposure premium - debentures (note 15)	FVTPL	Level 3	2,940	2,940
Deferred consideration on acquisitions (note 5)	Amortized cost		277,348	277,183
Loans and financing (note 13)	Amortized cost		758	2,887
Debentures (note 15)	Amortized cost		7,992	40,740
Related parties (note 9)	Amortized cost		-	1,078

Gains and losses on financial instruments that are measured at FVTPL are recognized as financial income or expense in the statement of profit or loss for the period. The carrying amount of the Group’s financial assets approximates fair value as of December 31, 2025, and 2024.

As of December 31, 2024, the contingent consideration on acquisitions was transferred from Level 3 in the fair value hierarchy to amortized cost, as the contingent consideration is no longer subject to adjustment of the earn-out and is based on actual billing rather than projected billing.

Measurement and reconciliation of level 3 financial liabilities

Balance at January 31, 2024	146,361
Additions	50,279
Payments	(7,800)
Transfer of contingent consideration to Amortized Cost	(185,900)
Balance at December 31, 2024	2,940
Additions	-
Payments	-
Transfer of contingent consideration to Amortized Cost	-
Balance at December 31, 2025	2,940

When valuing its level 3 liabilities, Management’s estimation of fair value is based on the best information available in the circumstances and may incorporate Management’s own assumptions around market demand involving judgment, taking into consideration a combination of internal and external factors. For the years ended December 31, 2025 and 2024, the methods, assumptions, and significant unobservable inputs used in the fair value measurement categorized within level 3 of the fair value hierarchy were the following:

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

Risk management is overseen by the Group’s finance department, according to the policies approved by the Board of Directors. The department identifies, measures, evaluates and protects the Group against any financial risks. The Board of Directors provides financial oversight and supervision to the Group and its subsidiaries. As of December 31, 2025, the Group has elected an Audit Committee, consisting of three participants, with one participant acting as Audit Committee Chair.

Credit risk

Credit risk is the Group’s risk of financial loss if a customer or counterparty to a financial instrument fails to comply with its contractual obligations, which arise mainly from customer receivables. The Group has a very diversified client portfolio with a high concentration of recurring revenue from key customers, none of which represent more than 10% of net operating revenue. The Group is responsible for managing and analyzing the credit risk for each new client before standard payment and delivery terms and conditions are offered. As subscription prices on recurring sales are low in materiality and many clients currently pay via credit card representing immediate payment, the credit risk of the customer base is relatively low. Therefore, Management doesn’t perform individual credit quality checks of each customer. However, if a customer defaults on service payments past two months of service, the Group will pause the customer’s service until payment is received, limiting the volume of past due receivables. It is only when the customer pays all past due balances that the Group will reinstate services. Although the products and services in which a customer purchases are similar, they operate within different industry markets and subject to different operational conditions. As the nature of the products and services sold are SaaS platform based, geographical impacts to the region in which these customers reside do not cause for greater credit risk.

The Group adopts the assumption under IFRS 9, for credit losses on receivables that default occurs when the contract payments with customers are past due over 90 days. Longer payment terms are given to customers and default is unlikely even though the contract payments are past due within one year in the past because of the industry characteristics of the Group and positive long-term relationship with customers. Therefore, a more lagging default criterion is appropriate to determine the risk of default occurring. The Group’s credit risk exposure in relation to contract assets under IFRS 9 at December 31, 2025 and 2024, is immaterial.

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

	12/31/2025
	Less than 1 year	1 to 3 years	Total Liabilities
Accounts payable to suppliers	56,897	-	56,897
Other liabilities	841	-	841
Loans and financing	569	189	758
Debentures(i)	7,992	-	7,992
Deferred and contingent consideration	277,348	-	277,348
Lease liabilities	1,003	1,154	2,157
Total	344,650	1,343	345,993

	12/31/2024
	Less than 1 year	1 to 3 years	Total Liabilities
Accounts payable to suppliers	61,284	-	61,284
Other liabilities	775	-	775
Loans and financing	2,512	375	2,887
Debentures(i)	40,740	-	40,740
Deferred and contingent consideration	277,183	-	277,183
Lease liabilities	773	1,118	1,891
Related parties	1,078	-	1,078
Total	384,345	1,493	385,838

(i)	The Company was not in compliance with the related financial covenants under the debentures on December 31, 2025, and 2024, and the amounts owed under the debentures are classified as current. Refer to Note 15 for details relating to these covenants and waiver obtained by the Company. Contractual principal payments are due quarterly beginning in May 2023 with final maturity in May 2026, as follows:

	Less than 1 year	1 to 3 years	3 to 5 years	Total Liabilities
Debentures	7,992	-	-	7,992

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

Sensitivity analysis

The Group performed a sensitivity analysis regarding exposure to interest rate risk as of December 31, 2025. The 10% increase or reduction in interest rates would result in an increase or actual reduction of no more than 1% on the risk of total exposure. Therefore, Management believes that any fluctuation in interest rates would not represent any significant impact on the Group’s results.

For the analysis of interest rate sensitivity of financial investments, the “probable” scenario below represents the impact on financial investments as of December 31, 2025, and 2024, considering the projected forecast of the CDI rate and reflects management’s best estimates. The CDI rate as of December 31, 2025, is 15.15% and December 31, 2024, is 12.25%. The other scenarios consider an appreciation of 25% and 50% in such market interest rates, which represents a significant change in the probable scenario for sensitivity purposes.

Estimating an increase or a decrease of (i) projected forecast, (ii) 25% or (iii) 50% in interest rate, would increase or decrease profit or loss as follows:

	Scenario I	Scenario II	Scenario III
	(Probable) (ii)	+/-25%	+/-50%
Potential net effect on profit or loss	222	12	(208)

		Exposure	Scenario I	Scenario II	Scenario III
Indicators	12/31/2025	Spot rates (i)	(Probable) (ii)	+/-25%	+/-50%
Assets		15.15%	12.12%	15.15%	18.18%
Short-term investments—101% of CDI	660		(20)	-	20
Exposure to CDI—Assets	660		(20)	-	20
Liability		15.00%	12.00%	15.00%	18.00%
Debentures—100% of CDI	(7,992)		242	12	(228)
Exposure to CDI—Liabilities	(7,992)		242	12	(228)
Net exposure	(7,332)		222	12	(208)

(i)	Based on spot rate, as of the date of this financial statements, as published by the Central Bank of Brazil.

(ii)	Based on the projected forecast, as of December 31, 2025, as published by the Central Bank of Brazil.

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

As of December 31, 2025, and 2024, the Group had bank account deposits with exposure to fluctuations in foreign currency held in the United States that are immaterial.

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

As of December 31, 2025, the Group had a net negative working capital in the amount of R$348.5 million, mainly resulting from:

1)	Balance related to obligations associated with the acquisition of certain subsidiaries (the deferred and contingent consideration, as detailed in note 5), which was presented in current liabilities in the amount of R$277.3 million. The Group’s Management negotiated the postponement of the payment of part of these amounts for 2024, payable in both cash and shares. Management renegotiated the terms of the payment of the deferred and contingent consideration to be settled in a combination of cash and equity in the Group instead of solely in cash. Management has evaluated the Group’s ability to settle short-term obligations and understands that this fact does not jeopardize the Group’s operational continuity, since it maintains an excellent relationship with creditors who have interests aligned with the Group’s long-term purpose and with the payment plan proposed in the renegotiations that have been conducted to date. See note 5, for details on the deferred and contingent consideration re-negotiation arrangements.

2)	Balance of debentures, which was presented in current liabilities, due to the non-achievement of certain debt covenants at the end of the reporting period, as detailed in note 15. Refer to note 2 for Management’s discussion on how these debt covenants affect the Company’s ability to remain a going concern.

Under the terms of the agreement related to Nuvini S.A.’s Debentures First Issue, Nuvini S.A. is subject to restrictive and affirmative covenants, including restrictions on Nuvini S.A.’s change of control, the change of Nuvini S.A.’s ownership structure and corporate reorganization, limitations on certain consolidations, mergers and sales of assets, restrictions on the payment of dividends and financial covenants. The debentures have covenants normally applicable to these types of operations related to the meeting of economic-financial indices on an annual basis, including (a) gross debt indicator /pro forma EBITDA ratio less than or equal to 4.0x; (b) pro forma EBITDA Margin in relation to net operating revenue greater than or equal to 20%; and (c) debt service coverage index greater than or equal to 4.0x, as defined in the related agreement. The debt service coverage index is as the sum of the balance of cash and cash equivalents and the cash flow from operating activities for the last 12 months, divided by the sum of the balance of loans and financings and other short-term debt due within 12 months. The Group monitors the ratios on a monthly basis. As of December 31, 2025, the Company was compliant with the debt service coverage index covenant, as the calculated index was 5.1x which is more than the 4.0x targeted threshold. Other than the covenants described above, the Group is not subject to any externally imposed capital requirements.

The Group’s financial planning and analysis department reviews the capital structure of the Group on an annual basis. As part of this review, the department considers the cost of capital and the risks associated with each class of capital.

Note 7. Cash and cash equivalents

The components of cash and cash equivalents at December 31, 2025, and 2024 are as follows:

	12/31/2025	12/31/2024
Cash and cash equivalents	12,792	4,797
Short-term investments	659	13,238
Total	13,451	18,035

Short-term investments in the Group consist of liquid investments earning interest based on 101% of CDI for the years ended December 31, 2025, and 2024. The short-term investments may be redeemed at any time, at the Group’s request, without substantial modification of its values.

Note 8. Trade accounts receivable

Trade accounts receivable are amounts due from customers for services performed in the ordinary course of business.

	12/31/2025	12/31/2024
Trade accounts receivable	11,253	15,610
Allowance for expected credit losses	(110)	(636)
Trade accounts receivable, net	11,143	14,974

The balance of trade accounts receivable includes contract assets totaling R$1.8 million and R$4.7 million at December 31, 2025, and 2024, respectively. For the years ended December 31, 2025, 2024 and 2023, an amount of R$0.7 million, R$0.7 million and R$1.0, respectively, was recorded as write-offs of accounts receivable.

As of December 31, 2023, the balance of trade accounts receivable, net was R$14.3 million.

The following table shows the change in allowance for expected credit losses:

As of January 1, 2023	(149)
Allowance recorded during the year	(538)
Reversal of provision	98
As of December 31, 2023	(589)
Allowance recorded during the year	(47)
As of December 31, 2024	(636)
Allowance recorded during the year	(21)
Reversal of provisions	547
As of December 31, 2025	(110)

The trade accounts receivables by aging category are distributed as follows:

	12/31/2025	12/31/2024
Aging list:
Current	9,689	13,740
Due up to 30 days	646	702
Due from 30 to 60 days	268	155
Due from 60 to 90 days	162	102
Overdue from 90 to 180 days	378	249
Overdue over 180 days	110	662
Total	11,253	15,610

Note 9. Related parties

Transactions between related parties

The Group has entered into loan agreements with certain shareholders, executives and directors. The amounts outstanding are unsecured and in the case of default on payment, a fine of 2% may be imposed on the total value of the loans.

The loan balances outstanding for the year ended December 31, 2025, and 2024 are as follows:

	2025	2024
Related party loan—José Mário(i)	-	1,078
Total loans from related parties	-	1,078

(i)	On August 14, 2024, Nuvini S.A. entered into a loan agreement with Jose Mario, the Company’s Chief Operating Officer, in the principal amount of R$1.0 million with an interest equivalent to the SELIC rate plus rate of 10% per annum, and a 5% penalty on the value of the agreement if the loan payments become overdue. The loan agreement also provides for the right of conversion into shares for the value of the loan on the conversion date plus a 20% premium, at the discretion of lender. This loan was settled and paid during the year ended December 31, 2025.

Pierre Schurmann Investment Agreement

On December 4, 2025, the Company and its Founder and Chief Executive Officer Pierre Schurmann entered into a binding investment agreement to invest $6 million of personal capital in the Company through a direct private placement of equity securities, subject to closing conditions (the “Investment Agreement”). Pursuant to the Investment Agreement, Xurmann Investments Ltd, an investment vehicle wholly owned by Mr. Schurmann, will acquire 1,500,000 ordinary shares at $4.00 per share, along with five-year warrants to purchase 300,000 additional shares at an exercise price of $25.00 per share. As of December 31, 2025, this investment has not been made.

Mr. Schurmann is currently working to obtain the financing to conclude his investment. While the process has taken longer than initially anticipated, the parties continue to work diligently toward its completion. The Company will provide further updates in due course. There is no guarantee that Mr. Schurmann will be able to obtain the required financing nor that his investment will be completed.

Key management compensation

The compensation of the Group’s executive management team is determined based on the Group’s compensation policy considering the performance of professionals, business areas and market trends.

Key management compensation for the years ended December 31, 2025, 2024 and 2023 is summarized as follows:

	2025	2024	2023
Short-term compensation (including salary)	6,438	93	434
Short-term employee benefits	-	48	72
Termination benefits	-	-	62
Share-based compensation	14,952	17,134	16,685
Total	21,390	17,275	17,253

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

Share-based compensation awards are granted to employees which will be vested based on the terms of the individual agreements. Other than the above, there were no reportable transactions between the Group and members of the key management personnel during the years ended December 31, 2025, 2024 and 2023. For more information regarding share-based compensation awards see note 19.

Note 10. Property and equipment, net and right-of-use assets, net

The balances of the fixed and right-of-use assets are presented as follows:

	December 31, 2025
	Machinery and Equipment	Furniture	Computers and Peripherals	Facilities	Work in Progress	Leasehold Improvements	Right- of-Use Asset	Total
Cost:
At January 1	108	898	5,251	386	47	320	4,437	11,447
Additions	47	240	690	22	-	59	1,343	2,401
Disposals	-	(109)	(567)	(13)	(47)	(7)	(682)	(1,425)
At December 31	155	1,029	5,374	395	-	372	5,098	12,423
Accumulated depreciation:
At January 1	(30)	(321)	(1,827)	(91)	-	(262)	(2,646)	(5,177)
Depreciation expense	(53)	(88)	(1,099)	(40)	-	(64)	(857)	(2,201)
Disposals	-	71	330	3	-	4	400	808
At December 31	(83)	(338)	(2,596)	(128)	-	(322)	(3,103)	(6,570)
Net amount	72	691	2,778	267	-	50	1,995	5,853
Depreciation period (in years)	3	10	5	10

	December 31, 2024
	Machinery and Equipment	Furniture	Computers and Peripherals	Facilities	Work in Progress	Leasehold Improvements	Right- of-Use Asset	Total
Cost:
At January 1	108	809	3,826	229	47	320	3,190	8,529
Additions	-	100	1,572	157	-	-	1,247	3,076
Disposals	-	(11)	(147)	-	-	-	-	(158)
At December 31	108	898	5,251	386	47	320	4,437	11,447
Accumulated depreciation:
At January 1	(19)	(241)	(895)	(57)	-	(137)	(1,755)	(3,104)
Depreciation expense	(11)	(87)	(1,027)	(34)	-	(125)	(891)	(2,175)
Disposals	-	7	95	-	-	-	-	102
At December 31	(30)	(321)	(1,827)	(91)	-	(262)	(2,646)	(5,177)
Net amount	78	577	3,424	295	47	58	1,791	6,270
Depreciation period (in years)	3	10	5	10

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

The following tables show the changes in the right-of-use asset and lease liabilities:

Right-of-use asset:
Balance as of January 31, 2024	1,435
Additions	1,247
Amortization	(891)
Disposals	-
Balance as of December 31, 2024	1,791
Additions	1,343
Amortization	(857)
Disposals	(282)
Balance as of December 31, 2025	1,995
Lease liabilities:
Balance as of January 31, 2024	1,519
Interest accrued	227
Additions	1,242
Consideration paid	(1,101)
Remeasurement	4
Balance as of December 31, 2024	1,891
Interest accrued	303
Additions	1,322
Consideration paid	(1,052)
Disposals	(297)
Cancellations	(32)
Remeasurement	22
Balance as of December 31, 2025	2,157

The following provides information regarding the timing of future contractual lease payments at December 31, 2025, and 2024:

	2025	2024
Amounts payable under leases:
Up to 1 year	1,236	959
From 2 to 3 years	1,338	1,234
Less: Interest to be appropriated	(417)	(302)
Present value of lease liabilities	2,157	1,891

Note 11. Intangible assets, net

The changes in the carrying amount of goodwill and intangible assets for the years ended December 31, 2025, 2024, and 2023 were as follows:

	December 31, 2025
	Technology software	Brands	Customer relationships	Non- competition agreements	Goodwill	Total
Cost:
Balance as of January 1, 2025	74,625	80,256	35,574	5,957	185,758	382,170
Additions by acquisition	989	1,037	-	-	1,188	3,214
Additions by internal development	6,052	-	-	-	-	6,052
Write-off due to discontinued subsidiary operation	(9,274)	(2,027)	(2,226)	-	(15,960)	(29,487)
Impairment of goodwill	-	-	-	-	(14,540)	(14,540)
Balance as of December 31, 2025	72,392	79,266	33,348	5,957	156,446	347,409
Accumulated Amortization:
Balance as of January 1, 2025	(32,019)	(12,435)	(13,640)	(4,701)	-	(62,795)
Amortization for the period	(9,313)	(3,285)	(3,480)	(1,209)	-	(17,286)
Impairment of CGU	(6)	(7)	-	-	-	(13)
Disposals due to discontinued subsidiary operation	693	245	1,312	-	-	2,250
Balance as of December 31, 2025	(40,645)	(15,482)	(15,808)	(5,910)	-	(77,845)
Intangible assets, net as of December 31, 2025	31,747	63,784	17,540	47	156,446	269,564

	December 31, 2024
	Technology software	Brands	Customer relationships	Non- competition agreements	Goodwill	Total
Cost:
Balance as of January 1, 2024	60,394	80,256	35,574	5,957	204,099	386,280
Additions by internal development	14,231	-	-	-	-	14,231
Impairment of goodwill	-	-	-	-	(18,341)	(18,341)
Balance as of December 31, 2024	74,625	80,256	35,574	5,957	185,758	382,170
Accumulated Amortization:
Balance as of January 1, 2024	(22,643)	(9,141)	(9,844)	(3,492)	-	(45,120)
Amortization for the period	(9,376)	(3,294)	(3,796)	(1,209)	-	(17,675)
Balance as of December 31, 2024	(32,019)	(12,435)	(13,640)	(4,701)	-	(62,795)
Intangible assets, net as of December 31, 2024	42,606	67,821	21,934	1,256	185,758	319,375

Amortization of intangible assets with definite useful lives is based on estimates of their useful lives. Intangible assets were recognized as a result of the business combinations detailed in note 5. The recognized values and useful lives of the identifiable intangible assets generated as a result of the business combinations were based on the purchase price accounting valuations completed by independent external specialists. Each subsidiary was evaluated separately upon their acquisition date. In the years ended December 31, 2025, 2024, and 2023, there were no changes in the expected useful lives of these assets.

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

The Company evaluated each CGU for impairment as of December 31, 2025, and identified three CGUs with indicators of impairment due to their carrying values being greater than their recovery values; Leadlovers, Munddi and Onclick. The carrying values of Leadlovers, Munddi and OnClick as of December 31, 2025, were R$29.7 million, R$2.3 million and R$40.0 million, respectively, compared to their recoverable values as of December 31, 2025, of R$22.7 million, $ R1.1 million and R$33.7 million, respectively. The Company recorded impairment totaling R$14.5 million, writing down the carrying value of Leadlovers, Munddi and OnClick by R$7.0 million, R$1.2 million and R$6.3 million, respectively.

Management believes any reasonably possible change in the key assumptions on which recoverable amounts are based would not cause its CGUs’ carrying amounts to exceed its recoverable amounts. Though Management believes its judgments, assumptions and estimates are appropriate, actual results may differ from such estimates under different assumptions, macroeconomic and market conditions.

Note 12. Salaries and labor charges

The composition of salaries and labor charges as of December 31, 2025 and 2024, were as follows:

	2025	2024
Wages payable	5,126	6,224
Accrued labor benefits	9,292	7,084
Labor taxes	5,844	4,902
Total salaries and labor charges	20,262	18,210

Note 13. Loans and financing

The outstanding balance of loans and financing at December 31, 2025 and 2024 are summarized as follows:

			Years ended December 31,
	Interest Rate	Maturity	2025	2024
Loans:
Itau Bank	1.00% per month	2026	47	-
Itau Bank	1.83% per month	2027	50	-
Bradesco Bank	29.84% per annum	2026	14	178
Santander Bank	23.14% per annum	2025	-	2,206
Bradesco Bank	20.98% per annum	2027	361	503
Bossa Nova	CDI – 14.90%	2026	286	-
Total			758	2,887
Current			569	2,512
Non-current			189	375

Per the terms of the bank loan agreements, the institution may consider the loan to be due early in the case of certain events such as corporate reorganization or change of control. As of the date of these financial statements, there have been no calls for early maturity of the loans.

The amounts recorded in non-current liabilities for the years ended December 31, 2025, and 2024 have the following maturity schedule:

Years ended December 31,
2025
2026	-
2027	189
Non-current liabilities	189

The following is a summary of loan activity for the years ended December 31, 2025, 2024, and 2023:

Balance as of January 1, 2024	5,289
Additions	3,931
Interest accrual	386
Principal payments	(6,624)
Interest payments	(95)
Balance as of December 31, 2024	2,887
Additions	955
Interest accrual	235
Principal payments	(2,937)
Interest payments	(382)
Balance as of December 31, 2025	758

Accounts payable to suppliers

The breakdown of Trade and other payables is as follows:

	12/31/2025	12/31/2024
Suppliers- National and foreign	56,897	61,284
Trade accounts payable	56,897	61,284

Note 14. Loans from investors

In 2024, the Company entered into three loan agreements totaling R$4.8 million, which are subject to Selic interest plus 8%-10% per year, and a 2% penalty on the value of the agreement if the loan payments become overdue. In 2025, the Company entered into two loan agreements totaling R$4.8 million, which are subject to Selic interest plus 13.48%. No payments have been issued on loans from investors as of December 31, 2025. No payments have been issued on the loans from investors as of December 31, 2025. The following is a summary of investor loan activity for the years ended December 31, 2025 and 2024:

As of January 1, 2024	13,901
Additions	4,750
Interest accrual	3,382
As of December 31, 2024	22,033
Additions	27,214
Payments	(4,037)
Interest accrual	7,497
As of December 31, 2025	52,707

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

The debentures were initially recognized at fair value, net of R$2.3 million of transaction costs, and are recorded at amortized cost.

The following is a summary of activity related to the debentures for the years ended December 31, 2025 and , 2024:

As of January 1, 2024	51,197
Interest incurred	8,816
Principal payments	(11,312)
Interest payments	(7,961)
As of December 31, 2024	40,740
Interest incurred	4,809
Principal payments	(31,911)
Interest payments	(5,646)
As of December 31, 2025	7,992

Collateral and guarantees

As of December 31, 2025, all the shares representing the share capital of the subsidiaries Effecti, Leadlovers and Onclick were pledged as collateral for the debentures.

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

Covenants

The debentures have covenants normally applicable to these types of operations related to the meeting of economic-financial indices on an annual basis, including (i) gross debt indicator / pro forma EBITDA ratio less than or equal to 3.0x; (ii) pro forma EBITDA margin in relation to net operating revenue greater than or equal to 20%; and (iii) debt service coverage index greater than or equal to 4.0x, as defined in the related agreement. A failure to meet any of the covenants automatically results in early maturity of the debentures.

On March 30, 2022, the debenture holders granted the Company’s request for a waiver of the covenant violations. As part of the waiver, the covenants for 2022 were amended as follows: (i) gross debt indicator / pro forma EBITDA to 7.2x; (ii) pro forma EBITDA margin in relation to net operating revenue to 7.1%; and (iii) the debt service coverage index of 4.0x was maintained. The Company did not meet all of the amended 2022 covenants and, on February 9, 2023, debenture holders approved the Company’s separate request for an additional waiver for the 2022 covenant violations. On May 8, 2023, the debenture holders granted the Company’s request to extend the scheduled amortization date of the debentures to August 14, 2023. Principal payments totaling R$7.4 million were made on the debentures in 2023. The payment balances were issued on October 2, 2023, October 13, 2023, and December 28, 2023, in the amount of R$2.5 million, R$2.5 million and R$2.4 million respectively.

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

As of December 31, 2025, the Company was compliant with the debt service coverage index covenant, as the calculated index was 5.1x which is more than the 4.0x targeted threshold.

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

As of December 31, 2025 and 2024, the fair value of the Exposure Premium was R$2.9 million and R$2.9 million, respectively, and the fair value adjustment is recorded in the provision for debentures as a current liability with the change in fair value of the Exposure Premium recorded in profit or loss.

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

The provision liability for the years ended December 31, 2025 and 2024, were recorded for labor and tax contingencies in connection with recognition of Company acquisitions. After the acquisitions, due to the increase in employee headcount, the Group established a provision for the related employee labor risk of the acquired workforce related to an infraction notice for the period 2017 to 2022, whose tax authority understands that the Brazilian Municipal Service Tax (“ISS”) due would be 5%, while the Group collected and remitted at 2%.

The provision activity for the years ended December 31, 2025 and 2024, is as follows:

At January 1, 2024	30,820
Reversal of provision	(6,872)
Provision recorded during the period	2,684
At December 31, 2024	26,632
Reversal of provision	(11,295)
Provision recorded during the period	1,084
At December 31, 2025	16,421

Contingent liabilities

The Group is party to a number of claims, assessments and legal proceedings in the normal course of business. As of December 31, 2025 and 2024, the total of such contingent obligations, for which the likelihood of loss was determined as possible by management and for which no provision has been recorded, is as follows:

	2025	2024
Civil	-	796
Labor	-	492
Tax	6,544	6,025
Total	6,544	7,313

On September 30, 2025, Nuvini S.A. entered into a binding term sheet to acquire MK Solutions Tecnologia S.A., a corporation existing under the laws of Brazil (“MK Solutions”), a leading ERP for internet providers in Brazil.  On March 17, 2026, Nuvini received a notice from SF TBG I - Fundo de Investimentos em Participações em Empresas Emergentes Ltda. (the “Seller”) alleging that Nuvini has breached certain provisions of the Offer Letter, relating to the proposed acquisition of MK Solutions by Nuvini. Nuvini disputes the Seller’s allegations and believes that it has complied in all material respects with its obligations under the Offer Letter. No amounts have been accrued for any potential losses under this matter, as we cannot reasonably estimate any potential loss.

Note 17. Equity and divestitures

Share capital

The following table illustrates the shareholders’ equity of the Company after being retrospectively adjusted by the share split in line with capital restructuring of the Group in conjunction with the SPAC merger:

Shares
As of January 1, 2023	1,781,866
Shares issued(i)	231,362
Subtotal	2,013.228
Acquisition of Nvni Group Limited(*)	1,148,508
As of December 31, 2023	3,161,736

As of January 1, 2024	3,161,736
Shares issued	682,007
As of December 31, 2024	3,843,743

As of January 1, 2025	3,843,743
Shares issued	6,188,967
As of December 31, 2025(**)	10,032,710

(i)	The shares issued pertain to the premium on loans, subscription right payments, earn out payments and stock option exercised by the board made in 2023, prior to the conversion into Nvni Group Limited shares.

*	In connection with the SPAC merger, each of the Nuvini shareholders contributed their ordinary shares into the Company in exchange for Nvni Group Limited ordinary shares. The shares were converted into a number of Nvni Group Limited ordinary shares in accordance with the Exchange Ratio of 0.145485724.

**	The Company has a total of 388,737 reserved shares that have been authorized but not issued as of December 31, 2025. Thus, the total outstanding shares authorized and issued is 9,643,973 as of December 31, 2025.

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

Upon the completion of the SPAC Merger, there are 23,050,000 Nuvini Warrants outstanding, of which 11,500,000 are public warrants (“Public Warrants”) listed on NASDAQ and 11,550,000 are private placement warrants held by certain former Mercato shareholders (“Private Placement Warrants”).

Public Warrants

The Public Warrants became exercisable on October 29, 2023, and will expire on the earlier of September 29, 2028, or upon redemption or liquidation, in accordance with their terms. The fair value of the Public Warrants was determined using the market trading price as of December 31, 2025, which was R$0.07 per share.

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

The fair value of Private Placement Warrants was determined using the market trading price at December 31, 2025, which was R$0.07 per share. The fair value calculation methodology was determined to be the same as the Public Warrants as both financial instruments have the same material rights and characteristics (i.e., both give the right to purchase one Nuvini ordinary share for the same price with the same exercisable period).

The Group has recognized the following warrant obligations:

	Public Warrants	Private Placement Warrants	Total
Initial Recognition at September 29, 2023	9,887	9,930	19,817
Change in fair value	(7,660)	(7,693)	(15,353)
Balance at December 31, 2023	2,227	2,237	4,464
Change in fair value	1,214	1,985	3,199
Balance at December 31, 2024	3,441	4,222	7,663
Change in fair value	688	1,124	1,812
Balance at December 31, 2025	4,129	5,346	9,475

Non-controlling Interest

The Company’s non-controlling interests include Mercos for the periods as of December 31, 2023 and beyond, and Smart NX, for the periods as of December 31, 2024 and 2023, Companies whose operations are based in Brazil.

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

The renegotiated terms also granted a call option for the Company to buy the 42.09% for a multiple of 7.6 times the accumulated revenue in the prior 12 months. As of December 31, 2025, the Company assessed that the fair value of this call option was zero.

The following tables summarize the information relating to the Company’s non-controlling interests in Mercos before and after intercompany eliminations:

Summarized statement of financial position	2025	2024	2023
Non-controlling interest	42.09%	42.09%	42.09%

Current assets	4,237	7,884	4,351
Non-current assets	7,350	5,852	4,668
Current liabilities	(4,792)	(3,537)	(3,421)
Non-current liabilities	(2,364)	(1,892)	(5,598

Summarized statement of profit and loss
Revenue	26,563	22,312	18,498
Expenses	(20,530)	(16,942)	(14,139)
Profit (loss) for the year	6,033	5,370	4,359
Profit (loss) attributable to owners of the Company	3,494	3,110	2,525
Profit (loss) attributable to the non-controlling interests	2,539	2,260	1,835

Summarized statement of financial position
At January 1, 2023	3,853
Share of profit for the year	4,359
Payment of dividends	(5,173)
At December 31, 2023	3,039
Share of profit for the year	5,370
Payment of dividends	(1,228)
At December 31, 2024	7,181
Share of profit for the year	6,033
Payment of dividends	(1,228)
At December 31, 2025	11,986

On January 25, 2023, as amended on February 23, 2023, June 8, 2023, and August 1, 2023, the Group entered into a business combination agreement whereas, Nuvini S.A agreed to acquire shares representing 50.2% of the total capital stock of Smart NX in an equity swap, in which the seller would receive shares of Nuvini. In addition, Nuvini S.A. has a call option to acquire the remaining shares of Smart NX representing 45% of the total capital stock of Smart NX to be paid in three installments on January 25, 2024, January 25, 2025, and January 25, 2026, for a variable consideration based on multiples of future Smart NX EBITDA in the Company’s national currency. As of December 31, 2025, the Company assessed that the fair value of this call option was zero.

On May 8, 2025, the Company and Smart NX mutually agreed to terminate the acquisition agreement under which the Company held a controlling interest, retaining no investment in Smart NX. As a result, the Company lost control over Smart NX and deconsolidated the subsidiary effective as of that date.

The following tables summarize the information relating to the Company’s non-controlling interests in Smart NX before and after intercompany eliminations:

Summarized statement of financial position	2025	2024	2023
Non-controlling interest	0%	45.00%	45.00%

Current assets	-	2,634	2,396
Non-current assets	-	3,593	5,131
Current liabilities	-	(1,600)	(1,680)
Non-current liabilities	-	(682)	(5,847)

Summarized statement of profit and loss
Revenue	3,303	13,552	12,209
Expenses	(9,377)	(10,958)	(9,719)
Profit (loss) for the year	(6,074)	2,594	2,490
Profit (loss) attributable to owners of the Company	(3,341)	1,427	1,370
Profit (loss) attributable to the non-controlling interests	(2,733)	1,167	1,121

Summarized statement of financial position
At January 1, 2023	-
Initial recognition	706
Share of profit for the year	2,490
Payment of dividends	(1,906)
At December 31, 2023	1,290
Share of profit for the year	2,594
Payment of dividends	(2,192)
At December 31, 2024	1,692

Profit reserves

Legal Reserve

In accordance with Brazilian corporate law, the Company is required to allocate 5% of net income for any given year for the formation of a legal reserve subject to a maximum limit of 20% of share capital (in addition, if for any given financial year, the total amount of the legal reserve plus any amounts of capital reserves exceed 30% of capital stock, the Company is not required to allocate any income for the formation of the legal reserve). The legal reserve is also subject to approval by the general shareholders’ meeting and may be transferred to capital or used to absorb losses but is not available for the payment of dividends in subsequent years. As the Group was in a net loss position as of December 31, 2025, 2024 and 2023 and does not expect to be in a profit position in the near future, a legal reserve has not been recorded as part of the capital reserves balance.

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

Capital reserves

The balance of the capital reserves as of December 31, 2025, 2024, and 2023, is composed of debt instruments converted to equity, subscription rights and provision for share-based payments in connection with the Company’s share-based compensation plans as described in note 19.

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

As the Group was in a net loss position as of December 31, 2025, 2024, and 2023, no dividends were declared or paid.

Note 18. Net loss per share

The table below shows data of net loss and shares used in calculating basic and diluted loss per share attributable to the ordinary equity holders of the Company:

	Years ended December 31,
	2025	2024	2023
Net loss	(106,889)	(78,209)	(247,862)
Weighted average shares outstanding—basic and diluted	9,428,441	3,027,195	2,309,009
Net loss per ordinary share—basic and diluted	(11.34)	(25.83)	(107.34)

Basic net loss per share is computed by dividing the net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The Group reported a net loss for the years ended December 31, 2025, 2024, and 2023, therefore, potentially dilutive instruments, are excluded in the calculation of weighted average number of ordinary shares, including those related to share options and subscription rights outstanding, as their impact is anti-dilutive. These options and variable shares, per the subscription rights agreements, could potentially dilute basic earnings per share in the future, as well as shares that will be issued in the future related to renegotiations of the deferred and contingent consideration and additional subscription rights issued.

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

Share option plan

As of December 31, 2025, 2024, and 2023, the Company had 61,467, 142,004, and 163,137 options outstanding, respectively. Generally, upon completion of the first year of employment, one-third of options will vest, and the remainder will vest monthly over the next three years. If the options remain unexercised after a period of five years after the date of grant, the options expire. Upon consumption of the business combination, all unvested shares were subject to a 50% acceleration and 50% of the unvested awards granted under the historical stock option plan to employees automatically vest, with the remainder being forfeited. The total expense recognized as of December 31, 2025, 2024, and 2023, resulting from share-based option awards was R$0.1 million, R$0.9 million, and R$6.3 million, respectively, in general and administrative expenses in the statement of loss.

The fair value of each share option award was estimated at the time of grant for each option using the Black-Scholes option pricing model. The Company did not grant any options during the years ended December 31, 2025 and 2024. The key assumptions used for options granted during the years ended December 31, 2023 were as follows:

2023
Exercise price	R$23.20
Fair value of common share	R$27.00 - R$32.60
Volatility	54.9% - 58.4%
Risk-free interest rate	10.63% - 12.52%
Dividend yield	0%
Expected option life	5 - 7 years

Expected volatility was determined using historical and implied stock price volatility from guideline companies, adjusted for size and leverage. No options were granted during the years ended December 31, 2025 and 2024.

The number and weighted average exercise price of share options were as follows:

	2025		2024		2023
	Weighted Average Exercise Price (R$)	Number of Options	Weighted Average Exercise Price (R$)	Number of Options	Weighted Average Exercise Price (R$)	Number of Options
Outstanding at January 1	23.20	142,004	23.20	194,979	19.10	1,340,198
Granted	23.20	-	23.20	-	23.20	-
Forfeited/canceled	23.20	(80,536)	23.20	(52,913)	23.20	-
Exercised	23.20	-	23.20	(62)
Conversion of stock option subject to conversion ratio(i)	-	-	-	-		194,979
Outstanding at December 31	23.20	61,468	23.20	142,004	23.20	194,979
Exercisable at the end of the year	23.20	61,468	23.20	136,578	23.20	163,137

As of December 31, 2023, there were 1,121,326 options exercisable of Nuvini Holdings Limited, which converted into 163,137 options of Nvni Group Limited. No options had been exercised or had expired and the options outstanding had a weighted average remaining contractual life of 3.56 years. During the transfer of outstanding shares from Nuvini Holdings Limited to Nvni Group Limited, a conversion ratio(i) of 0.145485724 was applied to the issuance of ordinary shares by Nvni Group Limited. This conversion ratio was derived from the Company’s valuation on the date of issuance, amounting to $240.2 million, divided by the fully diluted share count of 16,507,916, resulting in a per-share value of $14.54857238. This value was then divided by the pre-IPO share price of $100.00 to determine the final conversion ratio.

Equity Incentive Plan

Following the completion of the business combination, which occurred after the special meeting of stockholders on September 28, 2023, and the subsequent finalization of the combination, the Nuvini board of directors adopted and shareholders approved, an equity incentive plan in which eligible participants may include members of Nuvini management, Nuvini employees, certain members of the Nuvini Board and consultants of Nuvini and its subsidiaries. Beneficiaries under the equity incentive plan will be granted equity awards pursuant to the terms and conditions of the equity incentive plan and any applicable award agreement. The final eligibility of any beneficiary to participate in, and the terms and conditions of, the applicable equity awards will be determined by the Nuvini Board. Pursuant to the Business Combination Agreement, the equity incentive plan has initially reserved a total of 114,365 Ordinary Shares.

Note 20. Net operating revenue

The Group recognizes operating revenue from its B2B SaaS platform where revenues are disaggregated as SaaS platform subscription services, data analytics service, and set-up and other services. Revenues are recorded net of applicable municipal service taxes (ISS) and federal vat (PIS and COFINS) taxes, as well as contract cancellations and returns.

Below is a summary of net operating revenue for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
Gross operating revenue	212,135	206,739	181,725
Revenue deductions:
Cancellations and returns	(2,658)	(1,777)	(1,353)
Taxes on services	(12,739)	(11,680)	(11,387)
Total revenue deductions	(15,397)	(13,457)	(12,740)
Net operating revenue	196,738	193,282	168,985

Disaggregation of net operating revenue for the years ended December 31, 2025, 2024 and 2023 is as follows:

	2025	2024	2023
Platform subscription service	193,032	187,109	158,678
Cancellations, returns and taxes on services	(13,683)	(11,989)	(10,692)
Revenue from platform subscription service	179,349	175,120	147,986
Data analytics service	14,266	10,650	13,422
Cancellations, returns and taxes on services	(1,450)	(1,062)	(1,478)
Revenue from data analytics service	12,816	9,588	11,944
Set-up and service	3,649	7,593	8,661
Cancellations, returns and taxes on services	(196)	(326)	(514)
Revenue from set-up and service	3,453	7,267	8,147
Other revenue	1,188	1,386	963
Cancellations, returns and taxes on services	(68)	(79)	(55)
Other revenue	1,120	1,307	908
Total net operating revenue	196,738	193,282	168,985

Contract assets and deferred revenue related to contracts with customers

The Group has recognized the following contract assets (included within trade accounts receivable) and deferred revenue related to contracts with customers.

The contract asset activity as of December 31, 2025, and 2024, is as follows:

At January 1, 2024	4,862
Decrease from transfers to accounts receivable	(4,798)
Increase from changes based on work in progress	4,672
At December 31, 2024	4,736
Decrease from transfers to accounts receivable	(4,735)
Increase from changes based on work in progress	1,836
At December 31, 2025	1,837

The deferred revenue activity as of December 31, 2025, and 2024, is as follows:

At January 1, 2024	3,145
Increase in deferred revenue in the current year	24,095
Revenue recognized during the current year	(23,501)
At December 31, 2024	3,739
Increase in deferred revenue in the current year	9,370
Revenue recognized during the current year	(9,184)
At December 31, 2025	3,925

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

Note 21. Cost and expenses by nature

The operating costs and expenses by nature for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
Payroll	(93,979)	(85,218)	(90,182)
Third-party services and others	(32,452)	(27,547)	(24,106)
Business and marketing expenses	(6,621)	(6,219)	(7,484)
Depreciation	(1,351)	(1,284)	(1,050)
Amortization	(18,207)	(18,566)	(17,600)
Impairment of goodwill	(14,553)	(18,341)	(11,373)
Audit and consulting	(21,167)	(6,426)	(38,660)
Other administrative expenses	(59,028)	(17,452)	(7,464)
Provisions	8,911	4,249	1,515
Fair value of derivative warrant liabilities	-	-	14,507
Listing Expense(i)	-	-	(176,282)
Total	(238,447)	(176,804)	(358,179)

Cost of services provided	(68,917)	(70,754)	(66,138)
Sales and marketing expenses	(30,655)	(28,084)	(28,827)
General and administrative expenses	(82,818)	(57,732)	(93,156)
Listing expense	-	-	(176,282)
Impairment of goodwill	(14,553)	(18,341)	(11,373)
Other operating (expenses) income, net	(41,504)	(1,893)	17,597
Total	(238,447)	(176,804)	(358,179)

(i)	Listing Expense

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

(in thousands of R$)
Fair value of equity instruments issued to acquire Mercato	275,555
Net assets of Mercato as of June 30, 2023	162,862
Less: Mercato’s transaction costs	(63,589)
Adjusted net assets/(liabilities) of Mercato as of June 30, 2023	99,273
IFRS 2 charge for listing services	(176,282)

Note 22. Financial income and expense, net

The financial income and expense, net for the years ended December 31, 2025, 2024 and 2023, is composed of the following:

	2025	2024	2023
Financial income:
Income on financial investments	551	460	328
Interest income	989	1,147	799
Discounts obtained	100	6	15
Subscription rights fair value adjustment	-	-	3,933
Exchange variation (foreign exchange profit)	13,398	86	2,096
Total	15,038	1,699	7,171
Financial expenses:
Contingent consideration fair value adjustments(i)	-	-	(40,535)
Interest on contingent consideration	(45,178)	(53,091)	-
Earnout penalty	(2,520)	(2,520)	-
Interest on loans, financing and debentures	(8,060)	(10,629)	(12,985)
Other interest and expense	(6,797)	(8,039)	(6,579)
Exchange variation (foreign exchange losses)	(7,173)	(12,604)	(95)
Exposure premium expense	-	-	(2,087)
Total	(69,728)	(86,883)	(62,281)
Financial income and expense, net	(54,690)	(85,184)	(55,110)

(i)	The increase in the fair value adjustment of contingent consideration as of December 31, 2023, is due to the remeasurement of the contingent consideration, driven by higher revenue and interest recorded in 2023 compared to 2022. As of December 31, 2025, all installments were considered overdue and therefore we used amortized cost based on actual revenues, instead of FVTPL based on projected revenues.

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

The income tax recorded in income for the years ended December 31, 2025, 2024, and 2023, is as follows:

	2025	2024	2023
Loss before income tax	(96,399)	(68,706)	(244,304)
Income tax credit at the combined rate of 34%	32,776	23,360	83,063
Adjustments for the demonstration of the effective rate:
Non-deductible expenses	2,399	2,370	385
Unrecognized tax loss carryforwards and temporary differences(i)	(53,558)	(45,123)	(97,273)
Deferred tax liability expenses from identifiable assets acquired of businesses	6,544	5,072	5,072
Research and development tax benefit	1,583	4,816	3,247
Other	(234)	2	1,948
Income tax recorded in the income for the year	(10,490)	(9,503)	(3,558)

Current tax	(17,990)	(13,518)	(9,751)
Deferred tax	7,500	4,015	6,193
Effective tax rate	10.88%	13.83%	1.46%

(i)	The Company has not recorded a deferred tax asset on tax loss carryforwards and temporary differences as the Company does not expect to realize these tax benefits in the foreseeable future. Tax losses may be carried forward indefinitely, though the amount of the carryforward that can be utilized is limited to 30% of taxable income in each carryforward year. As of December 31, 2025, 2024, and 2023, the Group had total tax losses of R$297.8 million, R$249.7 million, and R$124.7 million, respectively.

Deferred tax liability

As of December 31, 2025 and 2024, deferred tax liabilities are recognized for the temporary differences between the book and tax basis of intangible assets recorded in connection with business combinations in the amount of R$35.6 million and R$40.6 million, respectively.

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

For the years ended December 31, 2025, 2024, and 2023, the Group generated 100% of its revenues originating from customers located in Brazil.

The Company’s non-current assets are entirely located in Brazil as of December 31, 2025 and 2024.

Note 25. Supplementary items to the cash flow

In the years ended December 31, 2025, 2024, and 2023, the Group recorded the following non-cash transactions:

	Note	2025	2024	2023
Recognition of lease right-of-use asset in exchange for lease liabilities:
Right-of-use assets, net	10	1,343	1,247	768
Lease liability	10	(1,343)	(1,247)	(768)
Business Combination – Smart NX
Cash and cash equivalents		-	-	998
Trade accounts receivable, net		-	-	3,061
Other current assets		-	-	5,545
Other non-current assets		-	-	1,204
Property and equipment, net		-	-	172
Right-of-use assets, net		-	-	107
Intangible Assets		-	-	6,201
Goodwill		-	-	15,960
Accounts payable to suppliers		-	-	(894)
Salaries and labor charges		-	-	(776)
Loans and financing		-	-	(40)
Lease liability		-	-	(118)
Taxes, fees and contributions payable		-	-	(940)
Other current liabilities		-	-	(1,211)
Deferred and contingent consideration on acquisitions		-	-	(26,848)
Deferred taxes		-	-	(2,421)
Capital increase through the payment of subscription rights:
Capital reserves		-	-	2,000
Share capital		-	-	33,910
Subscription rights		-	-	(35,410)
Loans from investors		-	-	(300)
Loan premium	14	-	-	(200)
Conversion of deferred and contingent consideration to capital shares:
Deferred and contingent consideration	5 and 6	-	-	(64,255)
Capital reserve	5 and 6	-	-	64,255
Conversion of loans from related parties to capital shares:
Loans from related parties	9	-	(8,891)	-
Capital reserve			8,891	-

Note 26. Subsequent events

Beyondsoft Acquisition

On April 3, 2026, Nuvini entered into a Share Purchase Agreement (the “SPA”) with Beyondsoft International (Singapore) Pte. Ltd. (the “Seller”) to acquire 51% of the total equity interest (the “Sold Shares”) in a newly established Singapore holding company (the “Target Company”). The Target Company will hold the Beyondsoft IT consulting and services business (the “Target Group”), which operates across the United States, the United Kingdom, Brazil, Costa Rica, and China.

The Target Group provides IT consulting and services, with operations conducted through several subsidiaries including Beyondsoft Consulting Inc. (United States), Beyondsoft Consulting (UK) Limited (United Kingdom), Beyondsoft Technology Brasil Limitada (Brazil), BeyondExpect Technology Costa Rica Sociedad Anonima (Costa Rica), and Beyondsoft (Suzhou) Co., Ltd. (China).

The agreed enterprise value for the entire Target Group is US$158,250,000.

The Final Purchase Price is subject to a post-closing adjustment mechanism based on the actual net working capital and net debt of the Target Group as of the Closing Date.

The Final Purchase Price is payable in two installments: (i) 50% on or prior to December 31, 2026, and (ii) the remaining 50% on or prior to December 31, 2029. The Final Purchase Price bears simple interest at 8% per annum, computed on a 360-day basis, from the Closing Date. Interest on the unpaid balance is payable quarterly commencing March 31, 2027.

As security for the payment of the Final Purchase Price and accrued interest, the Company will pledge all of the Sold Shares to the Seller pursuant to a Share Charge Agreement to be executed at Closing.

The completion of the acquisition is subject to several conditions precedent, including: (i) approval by the shareholders of Beyondsoft Corporation, the ultimate parent of the Seller; (ii) completion of the pre-closing restructuring of the Target Group; (iii) the assignment to a Target Group Company of the Master Services Agreement between Beyondsoft Corporation and Microsoft Corporation, or the entrance into a similar agreement; and (iv) execution of a definitive Shareholders Agreement based on the agreed key terms. If the conditions are not satisfied by the Outside Date (approximately October 3, 2026), either party may terminate the SPA.

The Seller retains a 49% interest in the Target Company, along with significant protective rights including a call option that may be exercised upon the occurrence of specified triggering events (including payment default, material breach, delisting, change of control, or insolvency of the Company), a right of first refusal, drag-along rights (exercisable after three years or upon a deadlock), and pre-emptive rights.

As at the date of authorization of these financial statements, the acquisition has not yet closed. The initial accounting for the business combination is therefore incomplete, and the Company is unable to provide certain disclosures ordinarily required by IFRS 3 Business Combinations, including:

●	the acquisition-date fair value of the total consideration transferred;

●	the amounts recognized at the acquisition date for each major class of assets acquired and liabilities assumed;

●	the amount of goodwill or gain on a bargain purchase;

●	a description of the factors that make up any goodwill recognized;

●	the fair value and gross contractual amounts of acquired receivables;

●	the amount of the non-controlling interest in the acquiree;

●	pro forma revenue and profit or loss of the combined entity as if the acquisition had been completed at the beginning of the reporting period.

The primary reasons for the acquisition include expanding the Company’s capabilities in the IT consulting and services sector, diversifying its revenue base across multiple geographies, and leveraging an established relationship with a major technology customer.

This event is a non-adjusting event after the reporting period. Accordingly, no adjustments have been made to the consolidated financial statements as at December 31, 2025.

Nuvini estimates transaction costs related to this acquisition will amount to approximately US$0.3 million, which will be recognized as an expense in the period in which they are incurred, in accordance with IFRS 3.